



TIFFANY & CO. YEAR-END REPORT 2010

ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED JANUARY 31, 2011

NOTICE OF 2011 ANNUAL MEETING
AND PROXY STATEMENT



PLEASE RETURN TO
TIFFANY & CO.
NEW YORK



TIFFANY&CO.




T & CO
1837



TIFFANY & CO.





CLOCKWISE FROM TOP LEFT: TIFFANY CHARMS. ATLAS® WATCH. BUTTERFLY BROOCH. THE TIFFANY® SETTING ENGAGEMENT RING. AQUAMARINE, GREEN TOURMALINE AND DIAMOND EARRINGS DETAIL. FRANK GEHRY® TORQUE RINGS. PALOMA PICASSO® MARRAKESH PENDANT. TIFFANY CELEBRATION™ RINGS, INCLUDING VICTORIA, BEZET AND ETOILE DESIGNS. TIFFANY 1837™ CUFF.

TIFFANY & CO.

727 FIFTH AVENUE
NEW YORK, NEW YORK 10022

212 755 8000

MICHAEL J. KOWALSKI
CHAIRMAN OF THE BOARD
CHIEF EXECUTIVE OFFICER

March 22, 2011

Dear Stockholder:

We invite you to attend the Annual Meeting of Stockholders of Tiffany & Co. on Thursday, May 19, 2011 at 9:00 a.m. in the Cosmopolitan Suite of the Four Seasons Hotel, 57 East 57th Street, New York, NY.

In order to attend the meeting, please bring identification and proof of stock ownership. Stockholders owning their shares in "street name" (i.e. shares held in a brokerage account) must show either a brokerage statement or a proxy card indicating ownership as of the record date of March 22, 2011. Stockholders owning their shares in "registered" form with Tiffany's transfer agent need only provide identification.

Your participation in the affairs of Tiffany & Co. is important. Therefore, whether or not you plan to attend the meeting, please vote your shares as soon as possible by completing and returning the enclosed proxy card, by calling the number listed on the card or by accessing the Internet site to vote electronically.

. . . . .

Our Company prospered in 2010, achieving sharply higher sales and earnings. More than half of those sales were made outside the U.S. – clearly demonstrating the power of a global expansion program that has provided a platform for robust and sustainable growth.

In last year's letter, I spoke about the macro-economic challenges facing us and the measures that management had taken to contain costs while continuing to pursue our global growth strategies. This year, I can speak to you with heightened optimism about the strength and resiliency of our business and the continuing belief that the future holds enormous opportunity for us.

You no doubt will recall the widespread speculation over the past two years concerning the inevitable decline of luxury as part of a "new normal" in a post-recession world. Certainly some affluent consumers, especially in the U.S., did reduce their purchases of higher quality items in 2009 as economic uncertainties and reduced asset values weighed heavily upon their consumption decisions. But as conditions improved and confidence returned, it soon became apparent that the appeal of Tiffany's extraordinary product range remained undiminished. We did experience more modest sales growth in merchandise at the lower end of our price range, but very strong demand across the rest of our product categories more than compensated. At the same time, bourgeoning numbers of new customers throughout Asia-Pacific and Europe enthusiastically embraced the TIFFANY & CO. brand, trusting in our timeless heritage of great design, craftsmanship, quality and customer service that lies at the heart of all our growth strategies.

Let's take a look at some financial highlights in 2010.

Worldwide net sales rose 14% to $3.1 billion. On a constant-exchange-rate basis (which excludes the effect of translating foreign-currency-denominated sales into U.S. dollars) worldwide sales rose 12%, reflecting increases of 11% in the Americas, 23% in both Asia-Pacific and Europe and a 1% decline in Japan. Worldwide comparable store sales rose 8% on that same basis.

Our operating margin (net sales divided by earnings from operations) expanded to 19.3% in 2010. To achieve that, we increased retail prices to offset the cumulative effect of two years of sharply rising costs for diamonds and precious metals, and we continue to be confident in Tiffany's ability to mitigate higher product costs through necessary price increases. We maintained strong overall expense discipline, but significantly increased our marketing expenditures which helped drive our sales results.

As a result, 2010 net earnings increased 39% to $368 million, or $2.87 per diluted share, exceeding the expectation we set at the start of the year ($2.45 - $2.50 per diluted share). Net earnings as a percentage of net sales rose to 11.9%.

Our ability to sustain our global expansion program during challenging economic cycles was greatly aided by a strong balance sheet, providing us the opportunity to invest when others could not. For example, we were able to increase inventory levels by 14% during the year to support the growth of our business. We also increased our capital expenditures. In addition to funding our continued expansion, we were able to generate $172 million of free cash flow (cash flow from operating activities less capital expenditures) and return some excess cash to stockholders.

Our Board of Directors approved two dividend increases in 2010, raising the annual payment by 47% from $0.68 to $1.00 per share. We spent $81 million to repurchase 1.8 million shares of stock at an average cost of $43.83 per share. And we reduced total short-term and long-term debt as a percentage of stockholders' equity to 32%.

Tiffany's return on average stockholders' equity rose to 18% while the return on average assets increased to 10%, both of which achieved our objectives.

2010 was another year of store expansion. We added a net of 13 locations, including five new stores in the Americas, two in Europe, seven in Asia-Pacific, and had a net reduction of one location in Japan. At year-end, we operated 233 TIFFANY & CO. stores in 22 countries, with third-party distribution in more than 30 additional countries. There are substantial remaining opportunities for us to expand our customer base around the world and we expect to accelerate the pace by opening more than 20 stores in 2011. We also expanded Tiffany's online sales when we launched e-commerce-enabled websites in eight European countries. Now we offer that convenience to customers in 13 countries.

And our marketing messages were once again beautifully conveyed in the world's most important newspapers and magazines, through catalogs and in outdoor advertising. We are also increasingly active in digital and social media.

Our sales growth in 2010 spanned a wide range of product categories and designs, from our Tiffany classics to innovative new designs, from our compelling assortment of diamond engagement rings to high-end "statement" jewelry. Fine and fashion jewelry collections like METRO and VICTORIA performed extremely well, as did our Tiffany CELEBRATION® rings collection, with especially strong gold jewelry sales outpacing more modest growth in silver jewelry. And we continued to build on the extraordinary success of the Tiffany KEYS collection, launched in 2009, with the introduction of more than 20 new designs. The legendary designs of Elsa Peretti continued to appeal to new customers around the world, led by her iconic Diamonds by the Yard®. The strong sales of Paloma Picasso's designs were led by her distinctive and highly successful MARRAKESH collection.

In 2010, we launched a magnificent new collection of Tiffany Yellow Diamond jewelry that contributed to our very strong sales of fine jewelry around the world. Other introductions included the GARDEN collection and the new Tiffany Leather Collection of handbags and accessories. Tiffany watches continued to post strong sales growth in our stores.

Tiffany continues to produce the majority of its jewelry in our U.S. manufacturing facilities. We will expand our capacity when we open a new facility in Lexington, Kentucky in 2011. Our diamond acquisition and polishing organization operates throughout the world to assure cost effective, ethical and secure access to the world's finest-quality diamonds.

Lastly, we plan to relocate our New York headquarters' staff, consolidating employees from three locations into a single location in Manhattan. The move, expected in mid-2011, will provide greater efficiencies and generate long-term cost savings as well.

At the writing of this letter, we are mindful of the tragic events in Japan. Our thoughts are with our more than 700 Tiffany colleagues and their families.

As we approach the 175th anniversary of Tiffany & Co.'s founding in 1837 and reflect upon the Company's resiliency in the wake of the financial crises, we have much to be proud of. And with an enormously powerful brand identity, a demonstrated commitment to successfully nurture that identity and the management and financial resources to address the global opportunities it provides, we have never been more confident about our future.

Sincerely,



FINANCIAL HIGHLIGHTS

(in thousands, except percentages, per share amounts and retail locations)	2010	2009
Net sales	$ 3,085,290	$ 2,709,704
Worldwide comparable store sales increase (decrease) on a constant-exchange-rate basis *	8%	(8)%
Net earnings from continuing operations	$ 368,403	$ 265,676
As a percentage of net sales	11.9%	9.8%
Per diluted share	$ 2.87	$ 2.12
Net earnings	$ 368,403	$ 264,823
As a percentage of net sales	11.9%	9.8%
Per diluted share	$ 2.87	$ 2.11
Weighted-average number of diluted common shares	128,406	125,383
Return on average assets	10.2%	8.0%
Return on average stockholders' equity	18.1%	15.3%
Cash flows from operating activities	$ 298,925	$ 687,199
Cash dividends paid per share	$ 0.95	$ 0.68
Company-operated TIFFANY & CO. stores and boutiques	233	220

All references to years relate to fiscal years that end on January 31 of the following calendar year.

See "Item 6. Selected Financial Data" for nonrecurring items that affected 2010 and 2009 earnings.

* See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Measures" for a reconciliation of GAAP to non-GAAP measures.

Tiffany & Co. Year-End Report 2010

Table of Contents

Annual Report on Form 10-K for the fiscal year ended January 31, 2011

Proxy Statement for the 2011 Annual Meeting of Stockholders

Corporate Information

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file no. 1-9494

TIFFANY & CO.

(Exact name of registrant as specified in its charter)

Delaware	13-3228013
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
727 Fifth Avenue, New York, New York	10022
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (212)755-8000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form10-K or any amendment to this Form10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☒ Accelerated filer ☐
Non-Accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of July 30, 2010, the aggregate market value of the registrant's voting and non-voting stock held by non-affiliates of the registrant was approximately $4,949,879,464 using the closing sales price on this day of $42.07. See Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

As of March 22, 2011, the registrant had outstanding 127,484,760 shares of its common stock, $.01 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE.

The following documents are incorporated by reference into this Annual Report on Form 10-K: Registrant's Proxy Statement Dated April 8, 2011 (Part III).

FORM 10-K

FORM 10-K

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including documents incorporated herein by reference, contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning the Registrant's goals, plans and projections with respect to store openings, sales, retail prices, gross margin, expenses, effective tax rate, net earnings and net earnings per share, inventories, capital expenditures, cash flow and liquidity. In addition, management makes other forward-looking statements from time to time concerning objectives and expectations. One can identify these forward-looking statements by the fact that they use words such as "believes," "intends," "plans" and "expects" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on management's current plan and involve inherent risks, uncertainties and assumptions that could cause actual outcomes to differ materially from the current plan. The Registrant has included important factors in the cautionary statements included in this Annual Report, particularly under "Item 1A. Risk Factors," that the Registrant believes could cause actual results to differ materially from any forward-looking statement.

Although the Registrant believes it has been prudent in its plans and assumptions, no assurance can be given that any goal or plan set forth in forward-looking statements can or will be achieved, and readers are cautioned not to place undue reliance on such statements which speak only as of the date this Annual Report on Form 10-K was first filed with the Securities and Exchange Commission. The Registrant undertakes no obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changes in expectations or otherwise.

PART I

Item 1. Business.

General history of business

The Registrant (also referred to as Tiffany & Co. or the "Company") is the parent corporation of Tiffany and Company ("Tiffany"). Charles Lewis Tiffany founded Tiffany's business in 1837. He incorporated Tiffany in New York in 1868. The Registrant acquired Tiffany in 1984 and completed the initial public offering of the Registrant's Common Stock in 1987. The Registrant is a holding company and conducts all business through its subsidiary corporations. Through those subsidiaries, the Company sells fine jewelry and other items that it manufactures or has made by others to its specifications.

Financial information about industry segments

The Registrant's segment information for the fiscal years ended January 31, 2011, 2010 and 2009 is reported in "Item 8. Financial Statements and Supplementary Data – Note R. Segment Information."

Narrative description of business

All references to years relate to fiscal years that end on January 31 of the following calendar year.

DISTRIBUTION AND MARKETING

Maintenance of the TIFFANY & CO. Brand

The TIFFANY & CO. brand (the "Brand") is the single most important asset of Tiffany and, indirectly, of the Registrant. The strength of the Brand goes beyond trademark rights (see "TRADEMARKS" below) and is derived from consumer perceptions of the Brand. Management monitors the strength of the Brand through focus groups and survey research.

Management believes that consumers associate the Brand with high-quality gemstone jewelry, particularly diamond jewelry; excellent customer service; an elegant store and online environment; upscale store locations; "classic" product positioning; distinctive and high-quality packaging materials (most significantly, the TIFFANY & CO. blue box); and sophisticated style and romance.

Tiffany's business plan includes many expenses and strategies to maintain the strength of the Brand. Stores must be staffed with knowledgeable professionals to provide excellent service. Elegant store and online environments increase capital and maintenance costs. Display practices require sufficient store footprints and lease budgets to enable Tiffany to showcase fine jewelry in a retail setting consistent with the Brand's positioning. Stores in the best "high street" and luxury mall locations are more expensive and difficult to secure, but reinforce the Brand's luxury connotations through association with other luxury brands. By the same token, over-proliferation of stores, or stores that are located in second-tier markets, could diminish the strength of the Brand. The classic positioning of Tiffany's product line supports the Brand, but limits the display space that can be afforded to fashion jewelry. Tiffany's packaging practices support consumer expectations with respect to the Brand and are more expensive. Some advertising is done primarily to reinforce the Brand's association with luxury, sophistication, style and romance, while other advertising is primarily intended to increase demand for particular products. Maintaining its position within the high-end of the jewelry market requires Tiffany to invest significantly in diamond and gemstone inventory and accept reduced overall gross margins; it also causes some consumers to view Tiffany as beyond their price range.

All of the foregoing require that management make tradeoffs between business initiatives that might generate incremental sales and profits and Brand maintenance objectives. This is a dynamic process. To the extent that management deems that product, advertising or distribution initiatives will unduly and negatively affect the strength of the Brand, such initiatives have been and will be curtailed or modified appropriately. At the same time, Brand maintenance suppositions are regularly questioned by management to determine if the tradeoff between sales and profit is truly worth the positive effect on the Brand. At times, management has determined, and will in the future determine, that the strength of the Brand warranted, or that it will permit, more aggressive and profitable distribution and marketing initiatives.

REPORTABLE SEGMENTS

Effective with the first quarter of 2010, management changed the Company's segment reporting in order to align with a change in its organizational and management reporting structure. Specifically, the Company is now reporting results in Japan separately from the rest of the Asia-Pacific region, and results for certain "emerging market" countries that were previously included in the Europe and Asia-Pacific segments are now included in the "Other" non-reportable segment. Prior year results have been revised to reflect this change.

Americas

In 2010, sales in the Americas were 51% of consolidated worldwide net sales, while sales in the U.S. represented 90% of net sales in the Americas.

Retail Sales. Retail sales are transacted in Company-operated TIFFANY & CO. stores in (number of stores at January 31, 2011 included in parentheses): the U.S. (84), Mexico (7), Canada (3) and Brazil (2).

Internet and Catalog Sales. Tiffany and its subsidiaries distribute a selection of their products in the U.S. and Canada through the websites at www.tiffany.com and www.tiffany.ca. Tiffany also distributes catalogs of selected merchandise to its proprietary list of customers in the U.S. and Canada and to mailing lists rented from third parties. SELECTIONS® catalogs are published four times per year, supplemented by other targeted catalogs. In 2010, the Company mailed approximately 14 million catalogs.

Business-to-Business Sales. Business sales executives call on business clients, selling products drawn from the retail product line and items specially developed for the business market, including trophies and items designed for the particular customer. Most sales occur in the U.S. Price allowances are given to business account holders for certain purchases. Business customers have typically made purchases for gift giving, employee service and achievement recognition awards, customer incentives and other purposes. Products and services are marketed through a sales organization, through advertising in newspapers, business periodicals and through the publication of special catalogs. Business account holders may make purchases through the Company's website at www.tiffany.com/business.

Wholesale Distribution. Selected TIFFANY & CO. merchandise is sold to independent distributors for resale in markets in the Central/South American, Caribbean and Canadian regions. Such sales represented less than 1% of the Registrant's net sales in 2010, 2009 and 2008.

Asia-Pacific

In 2010, sales in Asia-Pacific represented 18% of consolidated worldwide net sales.

Retail Sales. Retail sales are transacted in Company-operated TIFFANY & CO. stores in (number of stores at January 31, 2011 included in parentheses): China (14), Korea (11), Hong Kong (8), Taiwan (6), Australia (5), Singapore (4), Macau (2) and Malaysia (2).

Internet Sales. The Company offers a selection of TIFFANY & CO. merchandise for purchase in Australia through its website at www.tiffany.com/au.

Wholesale Distribution. Selected TIFFANY & CO. merchandise is sold to independent distributors for resale in Asia-Pacific markets. Such sales represented less than 1% of the Registrant's net sales in 2010, 2009 and 2008.

Japan

In 2010, sales in Japan represented 18% of consolidated worldwide net sales.

Retail Sales. The Registrant does business in Japan through its wholly-owned subsidiary, Tiffany & Co. Japan, Inc. ("Tiffany-Japan"), in 56 stores, comprised of 52 stores operating in Japanese department stores and four freestanding stores. In 2010, 79% of Tiffany-Japan's net sales were transacted in boutiques within Japanese department stores. There are four large department store groups in Japan. Tiffany-Japan operates TIFFANY & CO. boutiques in locations controlled by these groups as follows (number of locations at January 31, 2011 included in parentheses): Isetan Mitsukoshi (15), J. Front Retailing Co. (Daimaru and Matsuzakaya department stores) (10), Takashimaya (9) and Millennium Retailing Co. (Sogo and Seibu department stores) (3). Tiffany-Japan also operates 15 boutiques in department stores controlled by other Japanese companies.

Tiffany-Japan and the department store operators have distinct responsibilities and risks in the operation of TIFFANY & CO. boutiques in Japan.

Tiffany-Japan: (i) has merchandising, marketing and display responsibilities, (ii) owns the merchandise, (iii) establishes retail prices, (iv) bears the risk of currency fluctuation, (v) provides one or more brand managers in each boutique, (vi) manages inventory, (vii) controls and funds all advertising and publicity programs with respect to TIFFANY & CO. merchandise and (viii) recognizes as revenues the retail price charged to the ultimate consumer.

The department store operator: (i) provides and maintains boutique facilities, (ii) assumes retail credit and certain other risks and (iii) acts for Tiffany-Japan in the sale of merchandise.

Tiffany-Japan provides retail staff and bears the risk of inventory loss in concession boutiques (49 locations) and, in limited circumstances, the department store operator provides retail staff and bears the risk of inventory loss in standard boutiques (3 locations).

In return for its services and use of its facilities, the department store operator retains a portion (the basic portion) of net retail sales made in TIFFANY & CO. boutiques. The basic portion varies depending on the type of boutique and the retail price of the merchandise involved, with the fees generally varying from store to store. The highest basic portion available to any department store is 23% and the lowest is 16%.

In recent years, Tiffany-Japan has, with the agreement of the involved department store operators, closed underperforming boutiques and relocated the boutiques to other department store locations in order to improve sales growth and profitability. Management expects to continue to evaluate boutique locations to assess their potential for growth and profitability.

Internet Sales. The Company offers a selection of TIFFANY & CO. merchandise for purchase in Japan through its website at www.tiffany.co.jp.

Business-to-Business Sales. Products drawn from the retail product line and items specially developed are sold to business customers.

Wholesale Distribution. Selected TIFFANY & CO. merchandise is sold to independent distributors for resale in Japan. Such sales represented less than 1% of the Registrant's net sales in 2010, 2009 and 2008.

FORM 10-K

Europe

In 2010, sales in Europe represented 12% of consolidated worldwide net sales, while sales in the United Kingdom represented approximately half of European net sales.

Retail Sales. Retail sales are transacted in Company-operated TIFFANY & CO. stores in (number of stores at January 31, 2011 included in parentheses): the United Kingdom (10), Germany (5), Italy (4), France (3), Spain (2), Austria (1), Belgium (1), Ireland (1), the Netherlands (1) and Switzerland (1).

Internet Sales. The Company offers a selection of TIFFANY & CO. merchandise for purchase in the United Kingdom, Austria, Belgium, France, Germany, Ireland, Italy, the Netherlands and Spain through its websites which are accessible through www.tiffany.com.

Wholesale Distribution. Selected TIFFANY & CO. merchandise is sold to independent distributors for resale in Europe. Such sales represented less than 1% of the Registrant's net sales in 2010, 2009 and 2008.

Other

Other consists of all non-reportable segments. Other consists primarily of wholesale sales of TIFFANY & CO. merchandise to independent distributors for resale in certain emerging markets (such as the Middle East and Russia) and wholesale sales of diamonds. In addition, Other also includes earnings received from licensing agreements with Luxottica Group for the distribution of TIFFANY & CO. brand eyewear and with The Swatch Group Ltd. (the "Swatch Group") for TIFFANY & CO. brand watches. The earnings received from these licensing agreements represented less than 1% of the Registrant's net sales in 2010, 2009 and 2008.

Wholesale Sales of Diamonds. The Company regularly purchases parcels of rough diamonds for further processing, but not all rough diamonds so purchased are suitable for Tiffany's needs. In addition, most, but not all, diamonds polished by the Company are suitable for Tiffany jewelry. The Company sells to third parties those diamonds that are found to be unsuitable for Tiffany's needs. The Company's objective from such sales is to recoup its original costs, thereby earning minimal, if any, gross margin on those transactions.

Iridesse, Inc. In the fourth quarter of 2008, management committed to a plan to close all IRIDESSE stores. All stores were closed in 2009. The results of IRIDESSE have been reclassified to discontinued operations.

Expansion of Operations

Management regularly evaluates potential markets for new TIFFANY & CO. stores with a view to the demographics of the area to be served, consumer demand and the proximity of other luxury brands and existing TIFFANY & CO. locations. Management recognizes that oversaturation of any market could diminish the distinctive appeal of the Brand, but believes that there are a significant number of locations remaining in the Americas, Asia-Pacific (outside Japan) and Europe that meet the requirements of a TIFFANY & CO. location.

The following chart details the number of TIFFANY & CO. retail locations operated by the Registrant's subsidiary companies since 2000:

	Americas					
Year:	U.S.	Canada, Latin/ South Americas	Japan	Asia-Pacific	Europe	Total
2000	42	4	44	21	8	119
2001	44	5	47	20	10	126
2002	47	5	48	20	11	131
2003	51	7	50	22	11	141
2004	55	7	53	24	12	151
2005	59	7	50	25	13	154
2006	64	9	52	28	14	167
2007	70	10	53	34	17	184
2008	76	10	57	39	24	206
2009	79	12	57	45	27	220
2010	84	12	56	52	29	233

In 2011, management plans to open 21 Company-operated stores (eight in the Americas, eight in Asia-Pacific and five in Europe). Management also plans to expand the Company's wholesale distribution.

Products

The Company's principal product category is jewelry, which represented 91%, 90% and 87% of the Registrant's net sales in 2010, 2009 and 2008. Tiffany offers an extensive selection of TIFFANY & CO. brand jewelry at a wide range of prices. Designs are developed by employees, suppliers, independent designers and independent "named" designers (see "MATERIAL DESIGNER LICENSE" below).

The Company also sells timepieces, sterling silver goods (other than jewelry), china, crystal, stationery, fragrances, personal accessories and leather goods, which represented in total 8%, 9% and 11% of the Registrant's net sales in 2010, 2009 and 2008. The Registrant's remaining net sales were attributable to wholesale sales of diamonds and earnings received from third-party licensing agreements.

Sales by Reportable Segment of TIFFANY & CO. Jewelry by Category

2010	% to total Americas Sales	% to total Asia-Pacific Sales	% to total Japan Sales	% to total Europe Sales	% to total Reportable Segment Sales
Statement, fine & solitaire jewelry[a]	15%	23%	13%	13%	16%
Engagement jewelry & wedding bands[b]	21%	35%	42%	25%	28%
Silver & gold jewelry[c]	35%	28%	17%	45%	32%
Designer jewelry[d]	17%	12%	21%	13%	16%
2009					
Statement, fine & solitaire jewelry[a]	14%	21%	11%	13%	14%
Engagement jewelry & wedding bands[b]	21%	34%	43%	23%	27%
Silver & gold jewelry[c]	38%	30%	19%	47%	34%
Designer jewelry[d]	16%	12%	20%	14%	16%
2008					
Statement, fine & solitaire jewelry[a]	15%	22%	10%	16%	15%
Engagement jewelry & wedding bands[b]	21%	32%	42%	23%	27%
Silver & gold jewelry[c]	33%	28%	19%	43%	31%
Designer jewelry[d]	17%	14%	21%	16%	17%

a) This category includes statement, fine and solitaire jewelry (other than engagement jewelry). Most jewelry in this category is constructed of platinum, although gold was used as the primary metal in approximately 5% of sales. Most items in this category contain diamonds, other gemstones or both. The average price of merchandise sold in 2010, 2009 and 2008 in this category was approximately $4,400, $4,200 and $4,700 for total reportable segments.

b) This category includes diamond engagement rings and wedding bands marketed to brides and grooms. Most jewelry in this category is constructed of platinum, although gold was used as the primary metal in approximately 5% of sales. Most sales in this category are of items containing diamonds. The average price of merchandise sold in 2010, 2009 and 2008 in this category was approximately $3,400, $3,200 and $3,100 for total reportable segments.

c) This category generally consists of non-gemstone, sterling silver (approximately 70% of the category in 2010) or gold jewelry, although small gemstones are used as accents in some pieces. This category does not include jewelry that bears a designer's name. The average price of merchandise sold in 2010, 2009 and 2008 in this category was approximately $230, $210 and $230 for total reportable segments.

d) This category generally consists of platinum, gold and sterling silver jewelry, some of which contains diamonds, other gemstones or a combination of both diamonds and other gemstones. This category includes only jewelry that bears the name of and is attributed to one of the Company's "named" designers: Elsa Peretti, Paloma Picasso, Frank Gehry and Jean Schlumberger (refer to "MATERIAL DESIGNER LICENSE" below). The average price of merchandise sold in 2010, 2009 and 2008 in this category was approximately $450, $420 and $410 for total reportable segments.

Certain reclassifications within the jewelry categories have been made to the prior years' amounts to conform to the current year category presentation.

No category of non-jewelry merchandise individually represents 10% or more of net sales.

ADVERTISING AND PROMOTION

The Registrant regularly advertises, primarily in newspapers and magazines, and also increasingly through digital media, and periodically conducts product promotional events. In 2010, 2009 and 2008, the Registrant spent $197,597,000 (6.4% of net sales), $159,891,000 (5.9% of net sales) and $204,250,000 (7.2% of net sales) on worldwide advertising, which include costs for media, production, catalogs, Internet, visual merchandising (in-store and window displays), promotional events and other related items.

PUBLIC AND MEDIA RELATIONS

Public and media relations activities are significant to the Registrant's business and are important in maintaining the Brand. The Company engages in a program of media activities and retail promotions to maintain consumer awareness of the Brand and TIFFANY & CO. products. Each year, Tiffany publishes its well-known *Blue Book* which showcases jewelry and other merchandise.

Management believes that the Brand is also enhanced by a program of charity sponsorships, grants and merchandise donations. In addition, the Company makes donations to The Tiffany & Co. Foundation, a private foundation organized to support 501(c)(3) charitable organizations. The efforts of this Foundation are concentrated in environmental conservation, urban parks and support for the decorative arts.

TRADEMARKS

The designations TIFFANY® and TIFFANY & CO.® are the principal trademarks of Tiffany, as well as serving as trade names. Through its subsidiaries, the Company has obtained and is the proprietor of trademark registrations for TIFFANY and TIFFANY & CO., as well as the TIFFANY BLUE BOX® and the color TIFFANY BLUE® for a variety of product categories in the U.S. and in other countries.

Tiffany maintains a program to protect its trademarks and institutes legal action where necessary to prevent others either from registering or using marks which are considered to create a likelihood of confusion with the Company or its products.

Tiffany has been generally successful in such actions and management considers that its worldwide trademark rights in TIFFANY and TIFFANY & CO. are strong. However, use of the designation TIFFANY by third parties (often small companies) on unrelated goods or services, frequently transient in nature, may not come to the attention of Tiffany or may not rise to a level of concern warranting legal action.

Tiffany actively pursues those who produce or sell counterfeit TIFFANY & CO. goods through civil action and cooperation with criminal law enforcement agencies. However, counterfeit TIFFANY & CO. goods remain available in many markets because it is not possible or cost-effective to fully address the problem. The cost of enforcement is expected to continue to rise. In recent years, there has been an increase in the availability of counterfeit goods, predominantly silver jewelry, in various markets by street vendors and small retailers and on the Internet. As Internet counterfeiting continues to become increasingly prolific, Tiffany has responded by engaging investigators and counsel to monitor the Internet and take various actions, including initiating civil proceedings against infringers and litigating through the Internet's Uniform Dispute Resolution Policy, to stop infringing activity.

In July 2004, Tiffany initiated a civil proceeding against eBay, Inc. in the Federal District Court for the Southern District of New York, alleging direct and contributory trademark infringement, unfair competition, false advertising and trademark dilution. Tiffany sought damages and injunctive relief stemming from eBay's alleged assistance and contribution to the offering for sale, advertising and promotion, in the U.S., of counterfeit TIFFANY jewelry and any other jewelry or merchandise which bears the TIFFANY trademark and is dilutive or confusingly similar to the TIFFANY trademarks. In November 2007, the case was tried as a bench trial and the Court found in favor of eBay. The Company appealed the decision in the Second Circuit, which largely affirmed the lower Court's decision. Tiffany further appealed to the U.S. Supreme Court, which subsequently declined to hear the appeal. Tiffany has exhausted its judicial remedies in this case.

Despite the general fame of the TIFFANY and TIFFANY & CO. name and mark for the Company's products and services, Tiffany is not the sole person entitled to use the name TIFFANY in every category in every country of the world; third parties have registered the name TIFFANY in the U.S. in the food services category, and in a number of foreign countries in respect of certain product categories (including, in a few countries, the categories of food, cosmetics, jewelry, clothing and tobacco products) under circumstances where Tiffany's rights were not sufficiently clear under local law, and/or where management concluded that Tiffany's foreseeable business interests did not warrant the expense of litigation.

MATERIAL DESIGNER LICENSE

Tiffany has been the sole licensee for jewelry designed by Elsa Peretti and bearing her trademark since 1974. The designs of Ms. Peretti accounted for 10% of the Company's net sales in both 2010 and 2009 and 11% in 2008. Ms. Peretti, age 70, retains ownership of copyrights for her designs and of her trademarks and exercises approval rights with respect to important aspects of the promotion, display, manufacture and merchandising of her designs. Tiffany is required by contract to devote a portion of its advertising budget to the promotion of her products and she is paid a royalty by Tiffany for jewelry and other items designed by her and sold under her name. A written agreement exists between Ms. Peretti and Tiffany, but it may be terminated by either party following six months notice to the other party. No arrangement is currently in place to continue the sale of designs following the death or disability of Ms. Peretti. Tiffany is the sole retail source for merchandise designed by Ms. Peretti worldwide; however, she has reserved by contract the right to appoint other distributors in markets outside the U.S., Canada, Japan, Singapore, Australia, Italy, the United Kingdom, Switzerland and Germany. The Registrant's operating results would be adversely affected were it to cease to be a licensee of Ms. Peretti or should its degree of exclusivity in respect of her designs be diminished.

MERCHANDISE PURCHASING, MANUFACTURING AND RAW MATERIALS

The Company's manufacturing facilities produce approximately 60% of Tiffany merchandise sold. The balance, including almost all non-jewelry items, is purchased from third parties.

Tiffany produces jewelry and silver goods in New York, Rhode Island and Kentucky and silver hollowware in New Jersey. Other subsidiaries of the Company process, cut and polish diamonds at facilities outside the U.S.

The Company may increase the percentage of internally-manufactured jewelry in the future, but it is not expected that Tiffany will ever manufacture all of its needs. Factors considered by management in its decision to outsource manufacturing include product quality, gross margin, access to or mastery of various jewelry-making skills and technology, support for alternative capacity and the cost of capital investments.

Purchases of Polished Gemstones and Precious Metals. Gemstones and precious metals used in making Tiffany's jewelry are purchased from a variety of sources. Most purchases are from suppliers with which Tiffany enjoys long-standing relationships.

The Company generally enters into purchase orders for fixed quantities with nearly all of its polished gemstone and precious metals vendors. These relationships may be terminated at any time by the Company without penalty; such termination would not discharge the Company's obligations under unfulfilled purchase orders placed prior to the termination.

The Company purchases silver, gold and platinum for use in its U.S. internal manufacturing operations and for use in the manufacture of Tiffany merchandise by certain third-party vendors. While Tiffany may supply precious metals to those vendors, the finished goods made by such vendors may not exclusively contain Tiffany-purchased precious metals. Additionally, not all precious metals used by third-party vendors or in Tiffany's own manufacturing operations are sourced from a single mine or refinery. In recent years, the costs of these precious metals have risen substantially, despite some short-term declines at the end of 2008 and in early 2009.

Products containing one or more diamonds of varying sizes, including diamonds used as accents, side-stones and center-stones, accounted for approximately 52%, 48% and 46% of Tiffany's net sales in 2010, 2009 and 2008. Products containing one or more diamonds of one carat or larger accounted for 12%, 11% and 10% of net sales in each of those years.

Tiffany purchases polished diamonds principally from five key vendors. Were trade relations between Tiffany and one or more of these vendors to be disrupted, the Company's sales could be adversely affected in the short term until alternative supply arrangements could be established. In 2008 and early 2009, the economic environment led to a reduction of retail and wholesale demand, and rough diamond prices and wholesale polished prices both declined accordingly. In the second half of 2009 and throughout 2010, a resumption of growth in industry-wide demand for rough and polished wholesale diamonds resulted in prices rising accordingly.

Some, but not all, of Tiffany's suppliers are Diamond Trading Company ("DTC") sightholders (see "The DTC" below), and it is estimated that a significant portion of the diamonds that Tiffany has purchased have had their source with the DTC. The Company is a DTC sightholder for rough diamonds through its Antwerp operations and joint ventures (see below).

Except as noted above, Tiffany believes that there are numerous alternative sources for gemstones and precious metals and that the loss of any single supplier would not have a material adverse effect on its operations.

Purchases and Processing of Rough Diamonds. Of the world's largest diamond producing countries, the vast majority of diamonds purchased by Tiffany originate from Botswana, Canada, Namibia, South Africa, Sierra Leone, Russia and Australia. The Company has established diamond processing operations that purchase, sort, cut and/or polish rough diamonds for use by Tiffany. The Company has such operations in Belgium, South Africa, Botswana, Namibia, Mauritius and Vietnam. Operations in South Africa, Botswana and Namibia are conducted through joint venture companies in which third parties own minority interests. Tiffany maintains a relationship and has an arrangement with a single mine operator in each of these three southern African countries, although the Company may choose to supplement its current operations with alternative mine operators from time to time.

The Company invested in the operations in South Africa, Botswana and Namibia in order to increase its opportunity to buy rough "conflict-free" diamonds (see "Conflict Diamonds" below) and may invest in other opportunities that will potentially lead to additional sources of such diamonds. Tiffany's purchases of conflict-free rough and polished fine white diamonds, in the color ranges D through I and in sizes above .18 carats represent a significant portion of the world's supply of fine white diamonds in those color and size ranges. Management does not foresee a shortage of diamonds in those color and size ranges in the short term but believes that rising demand will eventually create such a shortage unless new mines are developed.

In 2010, approximately 60% of the polished diamonds acquired by Tiffany for use in jewelry were produced from rough diamonds purchased by the Company. The balance of Tiffany's needs for polished diamonds were purchased from third parties (see above). Through purchasing rough diamonds, it is the Company's intention to supply Tiffany's needs for diamonds to as great an extent as possible.

In order to acquire rough diamonds, the Company must purchase mixed assortments of rough diamonds. It is thus necessary to purchase some rough diamonds that cannot be cut to meet Tiffany's quality standards and that must be sold to third parties; such sales are reported in the Other non-reportable segment. To make such sales, the Company charges a market price and is, therefore, unable to earn any significant profit above its original cost. Sales of rough diamonds in the Other non-reportable segment have had and will continue to have the effect of reducing the Company's overall gross margins.

The Company will, from time to time, secure supplies of diamonds by agreeing to purchase a defined portion of a mine's output at the current market prices. Under such arrangements, management anticipates that it will purchase approximately $90,000,000 of rough diamonds in 2011. The Company will also purchase rough diamonds from other suppliers, although there are no contractual obligations to do so.

The DTC. The supply and price of rough and polished diamonds in the principal world markets have been and continue to be influenced by the DTC, an affiliate of the De Beers Group. Although the market share of the DTC has diminished, the DTC continues to supply a significant portion of the world market for rough, gem-quality diamonds. The DTC's historical ability to control worldwide production has been significantly diminished due to its lower levels of production, changing policies in diamond-producing countries and revised contractual arrangements with third-party mine operators.

The DTC continues to exert influence on the demand for polished diamonds through advertising and marketing efforts and through the requirements it imposes on those ("sightholders") who purchase rough diamonds from the DTC.

Worldwide Availability and Price of Diamonds. The availability and price of diamonds to the DTC, Tiffany and Tiffany's suppliers is dependent on a number of factors, including global consumer demand, the political situation in diamond-producing countries, the opening of new mines and the continuance of the prevailing supply and marketing arrangements for rough diamonds. As a consequence of changes in the DTC sightholder system and increased demand in the retail diamond trade, diamond prices increased significantly in the years leading up to 2008. During 2008 and early 2009, as global demand for rough diamonds waned due to economic conditions, diamond prices decreased but began to rise again in the latter part of 2009 and throughout 2010.

Sustained interruption in the supply of rough diamonds, an overabundance of supply or a substantial change in the marketing arrangements described above could adversely affect Tiffany and the retail jewelry industry as a whole. Changes in the marketing and advertising policies of the DTC and its direct purchasers could affect consumer demand for diamonds.

Conflict Diamonds. Media attention has been drawn to the issue of "conflict" or "blood" diamonds. These terms are used to refer to diamonds extracted from war-torn geographic regions and sold by rebel forces to fund insurrection. Allegations have also been made that trading in such diamonds supports terrorist activities. It is not considered possible to distinguish conflict diamonds from diamonds produced in other regions once they have been polished. Therefore, concerned participants in the diamond trade, including Tiffany and non-government organizations, such as the Council for Responsible Jewellery Practices of which Tiffany is a member, seek to exclude such diamonds, which represent a small fraction of the world's supply, from legitimate trade through an international system of certification and legislation. It is expected that such efforts will not substantially affect the supply of diamonds. Recently, concerns over human rights abuses in Zimbabwe underscore that the aforementioned system does not control diamonds produced in state-sanctioned mines under poor working conditions. Tiffany has informed its vendors that the Company will not procure Zimbabwean-produced diamonds.

Manufactured Diamonds. Manufactured diamonds are produced in small quantities. Although significant questions remain as to the ability of producers to produce manufactured diamonds economically within a full range of sizes and natural diamond colors, and as to consumer acceptance of manufactured diamonds, manufactured diamonds may someday become a larger factor in the market. Should manufactured diamonds be offered in significant quantities, the supply of and price for natural diamonds may be affected.

Finished Jewelry. Finished jewelry is purchased from approximately 70 manufacturers, most of which have long-standing relationships with Tiffany. However, Tiffany does not enter into long-term supply arrangements with its finished goods vendors. Tiffany does enter into written blanket purchase order agreements with nearly all of its finished goods vendors. These relationships may be terminated at any time by Tiffany without penalty; such termination would not discharge Tiffany's obligations under unfulfilled purchase orders placed prior to termination. The blanket purchase order agreements establish non-price terms by which Tiffany may purchase and by which vendors may sell finished goods to Tiffany. These terms include payment terms, shipping procedures, product quality requirements, merchandise specifications and vendor social responsibility requirements. Tiffany actively seeks alternative sources for its top-selling jewelry items to mitigate any potential disruptions in supply. However, due to the craftsmanship involved in a small number of designs, Tiffany may have difficulty finding readily available alternative suppliers for those jewelry designs in the short term.

FORM 10-K

Watches. Prior to 2007, the Company acquired TIFFANY & CO. brand watches from various Swiss manufacturers. In 2007, the Company entered into a 20-year license and distribution agreement with The Swatch Group for the manufacture and distribution of TIFFANY & CO. brand watches. Under the agreement, the Swatch Group has incorporated a new watchmaking company in Switzerland for the design, engineering, manufacturing, marketing, distribution and service of TIFFANY & CO. brand watches. This watchmaking company is wholly-owned and controlled by The Swatch Group but is authorized by Tiffany to use certain trademarks owned by Tiffany and operate under the TIFFANY & CO. name as Tiffany Watch Co., Ltd. The distribution of TIFFANY & CO. watches is made through the Swatch Group distribution network via Swatch Group affiliates, Swatch Group retail facilities and third-party distributors and resulted in royalty revenue that was less than 1% of net sales in 2010. Watches sold in TIFFANY & CO. stores constituted 1% of net sales in both 2010 and 2009 and 2% in 2008.

COMPETITION

The global jewelry industry is competitively fragmented. The Company encounters significant competition in all product lines. Some competitors specialize in just one area in which the Company is active. Many competitors have established worldwide, national or local reputations for style, quality, expertise and customer service similar to the Company and compete on the basis of that reputation. Other jewelers and retailers compete primarily through advertised price promotion. The Company competes on the basis of the Brand's reputation for high-quality products, customer service and distinctive value-priced merchandise and does not engage in price promotional advertising.

Competition for engagement jewelry sales is particularly and increasingly intense. The Company's retail price for diamond jewelry reflects the rarity of the stones it offers and the rigid parameters it exercises with respect to the cut, clarity and other diamond quality factors which increase the beauty of the diamonds, but which also increase the Company's cost. The Company competes in this market by stressing quality.

SEASONALITY

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing at least one-third of annual net sales and approximately one-half of annual net earnings. Management expects such seasonality to continue.

EMPLOYEES

As of January 31, 2011, the Registrant's subsidiary corporations employed an aggregate of approximately 9,200 full-time and part-time persons. Of those employees, approximately 5,200 are employed in the United States.

AVAILABLE INFORMATION

The Company files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the SEC's Public Reference Room at 100 F Street,

N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding Tiffany & Co. and other companies that file materials with the SEC electronically. Copies of the Company's annual reports on Form 10-K, Forms 10-Q and Forms 8-K, may be obtained, free of charge, on the Company's website at http://investor.tiffany.com/financials.cfm.

Item 1A. Risk Factors.

As is the case for any retailer, the Registrant's success in achieving its objectives and expectations is dependent upon general economic conditions, competitive conditions and consumer attitudes. However, certain factors are specific to the Registrant and/or the markets in which it operates. The following "risk factors" are specific to the Registrant; these risk factors affect the likelihood that the Registrant will achieve the financial objectives and expectations communicated by management:

(i) Risk: that challenging global economic conditions and related low levels of consumer confidence over a prolonged period of time could adversely affect the Registrant's sales.

As a retailer of goods which are discretionary purchases, the Registrant's sales results are particularly sensitive to changes in economic conditions and consumer confidence. Consumer confidence is affected by general business conditions; changes in the market value of securities and real estate; inflation; interest rates and the availability of consumer credit; tax rates; and expectations of future economic conditions and employment prospects.

Consumer spending for discretionary goods generally declines during times of falling consumer confidence, which negatively affects the Registrant's earnings because of its cost base and inventory investment.

Many of the Registrant's competitors may react to any declines in consumer confidence by reducing retail prices and promoting such reductions; such reductions and/or inventory liquidations can have a short-term adverse effect on the Registrant's sales, especially given the Registrant's policy of not engaging in price promotional activity.

The Registrant has invested in and operates more than 20 stores in the greater China region and anticipates significant further expansion. Should the Chinese economy experience an economic slowdown, the sales and profitability of those stores in this region could be affected.

Uncertainty surrounding the current global economic environment makes it more difficult for the Registrant to forecast operating results. The Registrant's forecasts employ the use of estimates and assumptions. Actual results could differ from forecasts, and those differences could be material.

(ii) Risk: that sales will decline or remain flat in the Registrant's fourth fiscal quarter, which includes the Holiday selling season.

The Registrant's business is seasonal in nature, with the fourth quarter typically representing at least one-third of annual net sales and approximately one-half of annual net earnings. Poor sales results during the Registrant's fourth quarter will have a material adverse effect on the Registrant's sales and profits and will result in higher inventories.

(iii) Risk: that regional instability and conflict will disrupt tourist travel and local consumer spending.

Unsettled regional and global conflicts or crises such as military actions, terrorist activities, natural disasters, government regulations or other conditions creating disruptions or disincentives to, or changes in the pattern, practice or frequency of tourist travel to the various regions and local consumer spending where the Registrant operates retail stores could adversely affect the Registrant's sales and profits.

(iv) Risk: that weakening foreign currencies may negatively affect the Company's sales and profitability.

The Registrant operates retail stores and boutiques in various countries outside of the U.S. and, as a result, is exposed to market risk from fluctuations in foreign currency exchange rates. In 2010, countries outside of the U.S. in aggregate represented approximately half of the Registrant's net sales and more than half of its earnings from continuing operations, of which Japan represented 18% of the Registrant's net sales and 27% of the Registrant's earnings from continuing operations. In order to maintain its worldwide relative pricing structure, a substantial weakening of foreign currencies against the U.S. dollar would require the Registrant to raise its retail prices or reduce its profit margins in various locations outside of the U.S. Consumers in those markets may not accept significant price increases on the Registrant's goods; thus, there is a risk that a substantial weakening of foreign currencies will result in reduced sales and profitability.

The results of the operations of the Registrant's international subsidiaries are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into U.S. dollars during the process of financial statement consolidation. If the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions will decrease consolidated net sales and profitability.

In addition, a weakening in foreign currency exchange rates may create disincentives to, or changes in the pattern, practice or frequency of tourist travel to the various regions where the Registrant operates retail stores which could adversely affect the Registrant's net sales and profitability.

(v) Risk: that volatile global economic conditions may have a material adverse effect on the Registrant's liquidity and capital resources.

The global economy and the credit and equity markets have undergone significant disruption in recent years. A prolonged weakness in the economy, extending further than those included in management's projections, could have an adverse effect on the Registrant's cost of borrowing, could diminish its ability to service or maintain existing financing and could make it more difficult for the Registrant to obtain additional financing or to refinance existing long-term obligations.

Any significant deterioration in the stock market could negatively affect the valuation of pension plan assets and result in increased minimum funding requirements.

(vi) Risk: that the Registrant will be unable to continue to offer merchandise designed by Elsa Peretti.

Merchandise designed by Ms. Peretti accounted for 10% of 2010 net sales. Tiffany has an exclusive long-standing license arrangement with Ms. Peretti to sell her designs and use her trademarks; this arrangement is subject to royalty payments as well as other requirements. This license may be terminated by Tiffany or Ms. Peretti on six months notice, even in the case where no default has occurred. Also, no agreement has been made for the continued sale of the designs or use of the trademarks ELSA PERETTI following the death or disability of Ms. Peretti, who is now 70 years of age. Loss of this license would have a material adverse affect on the Registrant's business through lost sales and profits.

(vii) Risk: that changes in costs of diamonds and precious metals or reduced supply availability might adversely affect the Registrant's ability to produce and sell products at desired profit margins.

Most of the Registrant's jewelry and non-jewelry offerings are made with diamonds, gemstones and/or precious metals. Presently, the Company purchases a significant portion of the world's rough and polished white diamonds in color grades D through I and in sizes above .18 carats. Acquiring diamonds for the engagement jewelry business has, at times, been difficult because of supply limitations; at such times, Tiffany may not be able to maintain a comprehensive selection of diamonds in each retail location due to the broad assortment of sizes, colors, clarity grades and cuts demanded by customers. A significant change in the costs or supply of these commodities could adversely affect the Registrant's business, which is vulnerable to the risks inherent in the trade for such commodities. A substantial increase or decrease in the cost or supply of raw materials and/or high-quality rough and polished diamonds within the quality grades, colors and sizes that customers demand could affect, negatively or positively, customer demand, sales and gross profit margins.

If trade relationships between the Registrant and one or more of its significant vendors were disrupted, the Registrant's sales could be adversely affected in the short-term until alternative supply arrangements could be established.

(viii) Risk: that the Registrant will be unable to lease sufficient space for its retail stores in prime locations.

The Registrant, positioned as a luxury goods retailer, has established its retail presence in choice store locations. If the Registrant cannot secure and retain locations on suitable terms in prime and desired luxury shopping locations, its expansion plans, sales and profits will be jeopardized.

In Japan, many of the retail locations are within department stores. TIFFANY & CO. boutiques located in department stores in Japan represented 79% of net sales in Japan and 14% of consolidated net sales in 2010. In recent years, the Japanese department store industry has, in general, suffered declining sales and there is a risk that such financial difficulties will force further consolidations or store closings. Should one or more Japanese department store operators elect or be required to close one or more stores now housing a TIFFANY & CO. boutique, the Registrant's sales and profits would be reduced while alternative premises were being obtained. The Registrant's commercial relationships with department stores in Japan, and their abilities to continue as leading department store operators, have been and will continue to be substantial factors affecting the Registrant's business in Japan.

(ix) Risk: that the value of the TIFFANY & CO. trademark will decline due to the sale of counterfeit merchandise by infringers.

The TIFFANY & CO. trademark is an asset which is essential to the competitiveness and success of the Registrant's business and the Registrant takes appropriate action to protect it. Tiffany actively pursues those who produce or sell counterfeit TIFFANY & CO. goods through civil action and cooperation with criminal law enforcement agencies. However, the Registrant's enforcement actions have not stopped the imitation and counterfeit of the Registrant's merchandise or the infringement of the trademark, and counterfeit TIFFANY & CO. goods remain available in many markets. In recent years, there has been an increase in the availability of counterfeit goods, predominantly silver jewelry, in various markets by street vendors and small retailers, as well as on the Internet. The continued sale of counterfeit merchandise could have an adverse effect on the TIFFANY & CO. brand by undermining Tiffany's reputation for quality goods and making such goods appear less desirable to consumers of luxury goods. Damage to the Brand would result in lost sales and profits.

(x) Risk: that the Registrant's business is dependent upon the distinctive appeal of the TIFFANY & CO. brand.

The TIFFANY & CO. brand's association with quality, luxury and exclusivity is integral to the success of the Registrant's business. The Registrant's expansion plans for retail and direct selling operations and merchandise development, production and management support the Brand's appeal. Consequently, poor maintenance, promotion and positioning of the TIFFANY & CO. brand, as well as market over-saturation, may adversely affect the business by diminishing the distinctive appeal of the TIFFANY & CO. brand and tarnishing its image. This would result in lower sales and profits.

(xi) Risk: that the earthquake-related events that have occurred in Japan in March of 2011 will have a significant effect on the Registrant's sales and profits in the fiscal year ending January 31, 2012 and beyond.

In 2010, Japan represented 18% of the Registrant's consolidated worldwide net sales and 27% of the Registrant's earnings from continuing operations. The effect of earthquake-related events, including effects on the availability of electric power, public transportation, personal income tax rates, currency conversion rates and consumer confidence, could have an adverse effect on the Registrant's sales and profits for some period of time.

Item 1B. Unresolved Staff Comments.

NONE

Item 2. Properties.

The Registrant leases its various store premises (other than the New York Flagship store) under arrangements that generally range from three to 10 years. The following table provides information on the number of locations and square footage of Company-operated TIFFANY & CO. stores and boutiques as of January 31, 2011:

	Total Stores	Total Gross Retail Square Footage	Gross Retail Square Footage Range	Average Gross Retail Square Footage
Americas:				
New York Flagship	1	45,500	45,500	45,500
Other stores	95	598,100	1,000 – 17,600	6,300
Asia-Pacific	52	128,700	700 – 7,700	2,500
Japan:				
Tokyo Ginza	1	12,000	12,000	12,000
Other stores	55	134,900	600 – 7,500	2,500
Europe:				
London Old Bond Street	1	22,400	22,400	22,400
Other stores	28	85,500	600 – 7,100	3,100
Total	233	1,027,100	600 – 45,500	4,400

In the Americas, Tiffany's U.S. stores over the years have evolved toward smaller-sized formats, as a result of more effective product category space utilization, visual merchandising, improved inventory replenishment to the stores and reduced non-selling office space. New stores opened in 2010 ranged from 3,500 – 4,000 gross square feet, and management currently expects that new U.S. stores to be opened in 2011 and beyond will likely be in that approximate size range. In addition, management currently does not anticipate any meaningful change in future store sizes or formats for locations outside the U.S.

NEW YORK FLAGSHIP STORE

The Company owns the building housing the New York Flagship store at 727 Fifth Avenue, which was designed to be a retail store for Tiffany and is well located for this function. Currently, approximately 45,500 gross square feet of this 124,000 square foot building are devoted to retail sales, with the balance devoted to administrative offices, certain product services, jewelry manufacturing and storage. Tiffany's New York Flagship store is the focal point for marketing and public relations efforts. Retail sales in the New York Flagship store represented 8%, 9% and 10% of total Company net sales in 2010, 2009 and 2008.

TOKYO GINZA STORE

The Company leases 12,000 gross square feet of a multi-tenant building housing the TIFFANY & CO. store in Tokyo's Ginza shopping district. The 25-year lease expires in 2032; however, the Company has options to terminate the lease in 2022 and 2027 without penalty.

FORM 10-K

FORM 10-K

LONDON OLD BOND STREET STORE

The Company leases a 22,400 gross square feet store on London's Old Bond Street. The 15-year lease expires in 2022, and has two 10-year renewal options.

RETAIL SERVICE CENTER

The Company's Retail Service Center ("RSC"), located in Parsippany, New Jersey, comprises approximately 370,000 square feet. Approximately half of the building is devoted to office and computer operations and half to warehousing, shipping, receiving, light manufacturing, merchandise processing and other distribution functions. The RSC receives merchandise and replenishes retail stores. Tiffany has a 20-year lease which expires in 2025, subject to Tiffany's option to renew for two 10-year periods. The Registrant believes that the RSC has been properly designed to handle worldwide distribution functions and that it is suitable for that purpose.

CUSTOMER FULFILLMENT CENTER

Tiffany leases the Company's Customer Fulfillment Center ("CFC") in Whippany, New Jersey. The CFC is approximately 266,000 square feet and is primarily used for warehousing merchandise and processing direct-to-customer orders. The lease expires in 2032 and the Company has the right to renew the lease for an additional 20-year term.

MANUFACTURING FACILITIES

Tiffany owns and operates manufacturing facilities in Cumberland, Rhode Island and Mount Vernon, New York. The facilities total approximately 122,000 square feet and are used for the manufacture of jewelry. In the fourth quarter of 2010, Tiffany began construction of a 25,000 square foot manufacturing facility in Lexington, Kentucky. The Company expects that the owned facility will be operational in 2011 and will replace a temporary leased facility currently being used.

Tiffany leases an approximately 44,500 square foot manufacturing facility in Pelham, New York. The lease expires in 2013.

The Company leases facilities in Belgium, South Africa, Botswana, Namibia and Mauritius and owns a facility and leases land in Vietnam that sort, cut and/or polish rough diamonds for use by Tiffany. These facilities total approximately 116,000 square feet and the lease expiration dates range from 2011 to 2051.

Item 3. Legal Proceedings.

The Registrant and Tiffany are from time to time involved in routine litigation incidental to the conduct of Tiffany's business, including proceedings to protect its trademark rights, litigation with parties claiming infringement of patents and other intellectual property rights by Tiffany, litigation instituted by persons alleged to have been injured upon premises within the Registrant's control and litigation with present and former employees and customers. Although litigation with present and former employees is routine and incidental to the conduct of Tiffany's business, as well as for any business employing significant numbers of employees, such litigation can result in large monetary awards when a civil jury is allowed to determine compensatory and/or punitive damages for actions claiming discrimination on the basis of age, gender, race, religion, disability or other legally-protected characteristic or for termination of employment that is wrongful or in violation of implied contracts. However, the Registrant believes that litigation currently pending to which it or Tiffany is a party or to which its properties are subject will be resolved without any material adverse effect on the Registrant's financial position, earnings or cash flows.

See "Item 1. Business" under "TRADEMARKS" for disclosure on *Tiffany and Company v. eBay, Inc.*

Item 4. (Removed and Reserved).

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Registrant's Common Stock is traded on the New York Stock Exchange. In consolidated trading, the high and low selling prices per share for shares of such Common Stock for 2010 were:

	High	Low
First Quarter	$ 52.19	$ 38.89
Second Quarter	$ 49.74	$ 35.81
Third Quarter	$ 53.00	$ 39.43
Fourth Quarter	$ 65.76	$ 52.96

On March 22, 2011, the high and low selling prices quoted on such exchange were $60.22 and $59.24. On March 22, 2011, there were 14,764 holders of record of the Registrant's Common Stock.

In consolidated trading, the high and low selling prices per share for shares of such Common Stock for 2009 were:

	High	Low
First Quarter	$ 30.17	$ 16.70
Second Quarter	$ 31.31	$ 23.85
Third Quarter	$ 42.62	$ 29.06
Fourth Quarter	$ 47.02	$ 39.01

It is the Registrant's policy to pay a quarterly dividend on the Registrant's Common Stock, subject to declaration by the Registrant's Board of Directors. In 2009, a dividend of $0.17 per share of Common Stock was paid on April 10, 2009, July 10, 2009, October 12, 2009 and January 11, 2010.

On January 21, 2010, the Registrant announced an 18% increase in its regular quarterly dividend rate to a new rate of $0.20 per share of Common Stock which was paid on April 12, 2010. On May 20, 2010, the Registrant announced a 25% increase in its regular quarterly dividend rate to a new rate of $0.25 per share of Common Stock which was paid on July 12, 2010, October 11, 2010 and January 10, 2011.

FORM 10-K

In calculating the aggregate market value of the voting stock held by non-affiliates of the Registrant shown on the cover page of this Annual Report on Form 10-K, 8,905,196 shares of the Registrant's Common Stock beneficially owned by the executive officers and directors of the Registrant (exclusive of shares which may be acquired on exercise of employee stock options) were excluded, on the assumption that certain of those persons could be considered "affiliates" under the provisions of Rule 405 promulgated under the Securities Act of 1933.

The following table contains the Company's repurchases of equity securities in the fourth quarter of 2010:

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 1, 2010 to November 30, 2010	—	—	—	$329,154,000
December 1, 2010 to December 31, 2010	—	—	—	$329,154,000
January 1, 2011 to January 31, 2011	137,000	$ 58.26	137,000	$392,019,000
TOTAL	137,000	$ 58.26	137,000	$392,019,000

In March 2005, the Company's Board of Directors approved a stock repurchase program ("2005 Program") that authorized the repurchase of up to $400,000,000 of the Company's Common Stock through March 2007 by means of open market or private transactions. In August 2006, the Company's Board of Directors extended the expiration date of the Company's 2005 Program to December 2009, and authorized the repurchase of up to an additional $700,000,000 of the Company's Common Stock. In January 2008, the Company's Board of Directors extended the expiration date of the 2005 Program to January 2011 and authorized the repurchase of up to an additional $500,000,000 of the Company's Common Stock.

In January 2011, the Company's Board of Directors approved a new stock repurchase program ("2011 Program") and terminated the previously existing program. The 2011 Program authorizes the Company to repurchase up to $400,000,000 of its Common Stock through open market or private transactions. The 2011 Program expires on January 31, 2013.

Item 6. Selected Financial Data.

The following table sets forth selected financial data, certain of which have been derived from the Company's consolidated financial statements for fiscal years 2006-2010:

(in thousands, except per share amounts, percentages, ratios, retail locations and employees)	2010	2009	2008	2007	2006
EARNINGS DATA					
Net sales	$ 3,085,290	$ 2,709,704	$ 2,848,859	$ 2,927,751	$ 2,552,414
Gross profit	1,822,278	1,530,219	1,646,442	1,651,501	1,468,990
Selling, general & administrative expenses	1,227,497	1,089,727	1,153,944	1,169,108	996,090
Net earnings from continuing operations	368,403	265,676	232,155	369,999	294,615
Net earnings	368,403	264,823	220,022	323,478	272,897
Net earnings from continuing operations per diluted share	2.87	2.12	1.84	2.68	2.09
Net earnings per diluted share	2.87	2.11	1.74	2.34	1.94
Weighted-average number of diluted common shares	128,406	125,383	126,410	138,140	140,841
BALANCE SHEET AND CASH FLOW DATA					
Total assets	$ 3,735,669	$ 3,488,360	$ 3,102,283	$ 3,000,904	$ 2,904,552
Cash and cash equivalents	681,591	785,702	160,445	246,654	175,008
Inventories, net	1,625,302	1,427,855	1,601,236	1,372,397	1,249,613
Short-term borrowings and long-term debt (including current portion)	688,240	754,049	708,804	453,137	518,462
Stockholders' equity	2,177,475	1,883,239	1,588,371	1,716,115	1,863,937
Working capital	2,204,632	1,845,393	1,446,812	1,337,454	1,313,015
Cash flows from operating activities	298,925	687,199	142,270	406,055	255,060
Capital expenditures	127,002	75,403	154,409	184,266	165,419
Stockholders' equity per share	17.15	14.91	12.83	13.54	13.72
Cash dividends paid per share	0.95	0.68	0.66	0.52	0.38
RATIO ANALYSIS AND OTHER DATA					
As a percentage of net sales:					
Gross profit	59.1%	56.5%	57.8%	56.4%	57.6%
Selling, general & administrative expenses	39.8%	40.2%	40.5%	39.9%	39.0%
Net earnings from continuing operations	11.9%	9.8%	8.1%	12.6%	11.5%
Net earnings	11.9%	9.8%	7.7%	11.0%	10.7%
Capital expenditures	4.1%	2.8%	5.4%	6.3%	6.5%
Return on average assets	10.2%	8.0%	7.2%	11.0%	9.5%
Return on average stockholders' equity	18.1%	15.3%	13.3%	18.1%	14.6%
Total debt-to-equity ratio	31.6%	40.0%	44.6%	26.4%	27.8%
Dividends as a percentage of net earnings	32.7%	31.9%	37.4%	21.6%	19.3%
Company-operated TIFFANY & CO. stores and boutiques	233	220	206	184	167
Number of employees	9,200	8,400	9,000	8,800	8,700

All references to years relate to fiscal years that end on January 31 of the following calendar year.

NOTES TO SELECTED FINANCIAL DATA

Financial information for 2010 includes the following amounts, totaling $17,635,000 of net pre-tax expense ($7,672,000 net after-tax expense, or $0.06 per diluted share after tax):

- $17,635,000 pre-tax expense associated with the plan to consolidate the New York headquarters staff to a single location. This expense is primarily related to the acceleration of the useful lives of certain property and equipment and incremental rent during the transition period; and
- $3,096,000 net income tax benefit primarily due to a change in the tax status of certain subsidiaries associated with the acquisition in 2009 of additional equity interests in diamond sourcing and polishing operations.

Financial information for 2009 includes the following amounts, totaling $442,000 of net pre-tax income ($10,456,000 net after-tax income, or $0.08 per diluted share after tax):

- $4,000,000 pre-tax expense related to the termination of a third-party management agreement;
- $4,442,000 pre-tax income in connection with the assignment to an unrelated third party of the Tahera Diamond Corporation ("Tahera") note receivable previously impaired in 2007; and
- $11,220,000 income tax benefit associated with the settlement of certain tax audits and the expiration of statutory periods.

Financial information for 2008 includes the following amounts, totaling $121,143,000 of net pre-tax expense ($74,241,000 net after-tax expense, or $0.59 per diluted share after tax):

- $97,839,000 pre-tax expense related to staffing reductions;
- $12,373,000 pre-tax impairment charge related to an investment in Target Resources plc;
- $7,549,000 pre-tax charge due to the closing of IRIDESSE stores, included within discontinued operations; and
- $3,382,000 pre-tax charge for the closing of a diamond polishing facility in Yellowknife, Northwest Territories.

Financial information for 2007 includes the following amounts, totaling $41,934,000 of net pre-tax expense ($12,667,000 net after-tax expense, or $0.09 per diluted share after tax):

- $105,051,000 pre-tax gain related to the sale of the land and multi-tenant building housing a TIFFANY & CO. store in Tokyo's Ginza shopping district;
- $10,000,000 pre-tax contribution to The Tiffany & Co. Foundation funded with the proceeds from the Tokyo store transaction;
- $54,260,000 pre-tax expense due to the sale of Little Switzerland, Inc., included within discontinued operations;
- $47,981,000 pre-tax impairment charge on the note receivable from Tahera;
- $19,212,000 pre-tax charge related to management's decision to discontinue certain watch models as a result of the Company entering into an agreement with The Swatch Group, Ltd.; and
- $15,532,000 pre-tax charge due to impairment losses associated with the Company's IRIDESSE stores, included within discontinued operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes. All references to years relate to fiscal years that end on January 31 of the following calendar year.

Effective with the first quarter of 2010, management changed the Company's segment reporting in order to align with a change in its organizational and management reporting structure. Specifically, the Company is now reporting results in Japan separately from the rest of the Asia-Pacific region, and results for certain "emerging market" countries that were previously included in the Europe and Asia-Pacific segments are now included in the "Other" non-reportable segment. Prior year results have been revised to reflect this change.

KEY STRATEGIES

The Company's key strategies are:

- To selectively expand its global distribution without compromising the value of the TIFFANY & CO. trademark (the "Brand").

  Management employs a multi-channel distribution strategy. Management intends to expand distribution by adding stores in both new and existing markets, and by launching e-commerce websites in new markets. Management recognizes that over-saturation of any market could diminish the distinctive appeal of the Brand, but believes that there are a significant number of potential worldwide locations remaining that meet the requirements of the Brand.

- To enhance customer awareness.

  The Brand is the single most important asset of the Company. Management will continue to invest in marketing and public relations programs designed to increase new and existing customer awareness of the Brand and its message, and will continue to monitor the strength of the Brand through market research.

- To increase store productivity.

  Over the years, the Company has opened smaller size stores (especially in the United States) which have contributed to higher store productivity. In addition, the Company is committed to growing sales per square foot by increasing consumer traffic and the conversion rate (the percentage of store visitors who make a purchase) through targeted advertising, ongoing sales training and customer-focused initiatives.

- To achieve improved operating margins.

  Management's long-term objective is to improve gross margin (gross profit as a percentage of net sales) through greater efficiencies in product sourcing, manufacturing and distribution. Management also intends to improve the ratio of selling, general and administrative expenses to net sales by controlling expenses and enhancing productivity so that sales growth can generate a higher rate of earnings growth.

- To maintain an active product development program.

  The Company continues to invest in product development in order to introduce new design collections and expand existing lines.

- To maintain substantial control over product supply through direct diamond sourcing and internal jewelry manufacturing.

  The Company's diamond processing operations purchase, sort, cut and/or polish rough diamonds for use in Company merchandise. The Company will continue to seek additional sources of diamonds which, combined with its internal manufacturing operations, are intended to secure adequate product supplies and favorable costs.

- To provide superior customer service.

  Maintaining the strength of the Brand requires that the Company make superior customer service a top priority, which it achieves by employing highly qualified sales and customer service professionals and enhancing ongoing training programs.

2010 SUMMARY

- Worldwide net sales increased 14% to $3,085,290,000, due to growth in all reportable segments.

- On a constant-exchange-rate basis (see "Non-GAAP Measures" below), worldwide net sales increased 12% and comparable store sales increased 8%.

- The Company added a net of 13 TIFFANY & CO. stores (five in the Americas, seven in Asia-Pacific, two in Europe and a net reduction of one in Japan).

- The Company launched e-commerce websites in eight European countries.

- Operating margin increased 3.0 percentage points due to a higher gross margin and the leverage effect of increased sales compared with the growth in selling, general and administrative expenses.

- Net earnings from continuing operations increased 39% to $368,403,000, or $2.87 per diluted share. Net earnings from continuing operations in 2010 and 2009 are not comparable due to several nonrecurring items recorded in those periods (see "Item 6. Selected Financial Data – Notes to Selected Financial Data" for a listing of those items). Excluding those nonrecurring items in both years, net earnings from continuing operations would have increased 47% to $376,075,000, or $2.93 per diluted share from $255,220,000, or $2.04 per diluted share, in 2009.

- The Company issued, at par, ¥10,000,000,000 ($118,430,000 at issuance) of 1.72% Senior Notes due September 2016. The proceeds were used to repay a portion of ¥15,000,000,000 ($178,845,000 upon payment) of debt that came due in September. The Company also repaid $40,000,000 of debt that came due in December.

- The Board of Directors approved two increases, totaling 47%, in the dividend on the Company's Common Stock increasing the annual dividend rate to $1.00 per share.

NON-GAAP MEASURES

The Company's reported sales reflect either a translation-related benefit from strengthening foreign currencies or a detriment from a strengthening U.S. dollar.

The Company reports information in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). Internally, management monitors its sales performance on a non-GAAP basis that eliminates the positive or negative effects that result from translating international sales into U.S. dollars ("constant-exchange-rate basis"). Management believes this constant-exchange-rate basis provides a more representative assessment of sales performance and provides better comparability between reporting periods.

The Company's management does not, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. The Company presents such non-GAAP financial measures in reporting its financial results to provide investors with an additional tool to evaluate the Company's operating results. The following table reconciles sales percentage increases (decreases) from the GAAP to the non-GAAP basis versus the previous years:

	2010			2009		
	GAAP Reported	Translation Effect	Constant-Exchange-Rate Basis	GAAP Reported	Translation Effect	Constant-Exchange-Rate Basis
Net Sales:						
Worldwide	14%	2%	12%	(5)%	—%	(5)%
Americas	12	1	11	(11)	—	(11)
Asia-Pacific	29	6	23	17	(2)	19
Japan	7	8	(1)	(4)	7	(11)
Europe	18	(5)	23	12	(7)	19
Comparable Store Sales:						
Worldwide	10%	2%	8%	(7)%	1%	(8)%
Americas	9	1	8	(14)	—	(14)
Asia-Pacific	19	5	14	8	—	8
Japan	4	8	(4)	(4)	7	(11)
Europe	13	(5)	18	3	(6)	9

FORM 10-K

RESULTS OF OPERATIONS

Net Sales

Net sales by segment were as follows:

(in thousands)	2010	2009	2008	2010 vs. 2009 % Change	2009 vs. 2008 % Change
Americas	$1,574,571	$1,410,845	$1,586,636	12%	(11)%
Asia-Pacific	549,197	426,296	363,095	29	17
Japan	546,537	512,989	533,474	7	(4)
Europe	360,831	306,321	273,093	18	12
Other	54,154	53,253	92,561	2	(42)
	$ 3,085,290	$2,709,704	$2,848,859	14%	(5)%

Comparable Store Sales. Reference will be made to comparable store sales below. Comparable store sales include only sales transacted in Company-operated stores and boutiques. A store's sales are included in comparable store sales when the store has been open for more than 12 months. In markets other than Japan, sales for relocated stores are included in comparable store sales if the relocation occurs within the same geographical market. In Japan, sales for a new store or boutique are not included if the store or boutique was relocated from one department store to another or from a department store to a free-standing location. In all markets, the results of a store in which the square footage has been expanded or reduced remain in the comparable store base.

Americas. Americas includes sales in TIFFANY & CO. stores in the United States, Canada and Latin/South America, as well as sales of TIFFANY & CO. products in certain of those markets through business-to-business, Internet, catalog and wholesale operations. Americas represented 51%, 52% and 56% of worldwide net sales in 2010, 2009 and 2008, of which the New York Flagship store represented 8%, 9% and 10% of worldwide net sales.

In 2010, total sales in the Americas increased $163,726,000, or 12%, primarily due to an increase in the average price per unit sold. Comparable store sales increased $102,802,000, or 9%, consisting of increases in both comparable branch store sales of 9% and New York Flagship store sales of 6%. Non-comparable store sales grew $32,800,000. On a constant-exchange-rate basis, sales in the Americas increased 11%, and comparable store sales increased 8%. Combined Internet and catalog sales in the Americas increased $14,142,000, or 8%, due to an increase in the average sales per order.

In 2009, total sales in the Americas decreased $175,791,000, or 11%, primarily due to a decline in the average price per unit sold. Comparable store sales decreased $192,484,000, or 14%, consisting of decreases of 15% in New York Flagship store sales and 14% in comparable branch store sales. Non-comparable store sales grew $32,204,000. On a constant-exchange-rate basis, sales in the Americas decreased 11% and comparable store sales decreased 14%. Combined Internet and catalog sales in the Americas decreased $711,000.

Asia-Pacific. Asia-Pacific includes sales in TIFFANY & CO. stores, as well as sales of TIFFANY & CO. products in certain markets through Internet and wholesale operations. Asia-Pacific represented 18%, 16% and 13% of worldwide net sales in 2010, 2009 and 2008.

In 2010, total sales in Asia-Pacific increased $122,901,000, or 29%, primarily due to an increase in the average price per unit sold. This increase included a comparable store sales increase of

$77,353,000, or 19%, and non-comparable store sales growth of $40,722,000. On a constant-exchange-rate basis, Asia-Pacific sales increased 23% and comparable store sales increased 14% due to geographically broad-based sales growth in most markets, especially in the Greater China region.

In 2009, total sales in Asia-Pacific increased $63,201,000, or 17%, due to an increase in the number of units sold. This increase included non-comparable store sales growth of $33,800,000, and a comparable store sales increase of $26,262,000, or 8%. On a constant-exchange-rate basis, Asia-Pacific sales in 2009 increased 19% and comparable store sales increased 8% due to increases in most markets.

Japan. Japan includes sales in TIFFANY & CO. stores, as well as sales of TIFFANY & CO. products through business-to-business, Internet and wholesale operations. Japan represented 18% of worldwide net sales in 2010, and 19% in both 2009 and 2008.

In 2010, total sales in Japan increased $33,548,000, or 7%, due to an increase in the average price per unit sold which was partly offset by a decline in the number of units sold. Comparable store sales increased $17,913,000, or 4%, and other non-retail store sales increased $11,599,000. On a constant-exchange-rate basis, Japan sales decreased 1%, and comparable store sales decreased 4%.

In 2009, total sales in Japan decreased $20,485,000, or 4%, due to a decrease in the average price per unit sold. Comparable store sales decreased $20,440,000, or 4%. On a constant-exchange-rate basis, Japan sales and comparable store sales both declined 11%.

Europe. Europe includes sales in TIFFANY & CO. stores, as well as sales of TIFFANY & CO. products in certain markets through Internet and wholesale operations. Europe represented 12%, 11% and 10% of worldwide net sales in 2010, 2009 and 2008. The United Kingdom ("U.K.") represents approximately half of European sales.

In 2010, total sales in Europe increased $54,510,000, or 18%, primarily due to an increase in the number of units sold. This included increased comparable store sales of $34,581,000, or 13%, and non-comparable store sales growth of $19,779,000. On a constant-exchange-rate basis, sales increased 23% and comparable store sales increased 18% due to geographically broad-based sales growth.

In 2009, total sales in Europe increased $33,228,000, or 12%, due to an increase in the number of units sold. This included non-comparable store sales growth of $28,029,000. On a constant-exchange-rate basis, sales in Europe increased 19% and comparable store sales rose 9%, reflecting growth in all countries.

Store Data. In 2010, the Company added a net of 13 stores: five in the Americas (all in the U.S.), seven in Asia-Pacific (four in China and one each in Korea, Singapore and Taiwan), two in Europe (Spain and the U.K.) and a net reduction of one in Japan.

In 2009, the Company added a net of 14 stores: five in the Americas (three in the U.S. and one each in Canada and Mexico), six in Asia-Pacific (two in both China and Korea and one each in Hong Kong and Australia) and three in Europe (two in the U.K. and one in the Netherlands). Additionally, the Company opened two locations and closed two locations in Japan.

Sales per gross square foot generated by all stores were approximately $2,600 in 2010, $2,400 in 2009 and $2,600 in 2008.

Other. Other consists of all non-reportable segments. Other consists primarily of wholesale sales of TIFFANY & CO. merchandise to independent distributors for resale in certain emerging markets (such as the Middle East and Russia) and wholesale sales of diamonds obtained through bulk purchases that were subsequently deemed not suitable for the Company's needs. In addition, Other includes earnings received from third-party licensing agreements.

In 2010, Other sales increased $901,000, or 2%, as increased wholesale sales of TIFFANY & CO. merchandise to independent distributors was mostly offset by lower wholesale sales of diamonds. In 2009, Other sales declined $39,308,000, or 42%, due to lower wholesale sales of diamonds and decreased wholesale sales of TIFFANY & CO. merchandise to independent distributors.

Gross Margin

	2010	2009	2008
Gross profit as a percentage of net sales	59.1%	56.5%	57.8%

Gross margin (gross profit as a percentage of net sales) increased by 2.6 percentage points in 2010 driven primarily by the recapture of higher product costs through retail price increases, as well as manufacturing efficiencies. The 1.3 percentage point decrease in 2009 was primarily due to higher product costs.

Management periodically reviews and adjusts its retail prices when appropriate, as it did by increasing prices in 2010, to address specific market conditions, product cost increases and longer-term changes in foreign currencies/U.S. dollar relationships. Among the market conditions that the Company addresses is consumer demand for the product category involved, which may be influenced by consumer confidence and competitive pricing conditions. The Company uses derivative instruments to mitigate foreign exchange and precious metal price exposures (see "Item 8. Financial Statements and Supplementary Data – Note J. Hedging Instruments").

Restructuring Charges

Beginning in the fourth quarter of 2008, management implemented various cost reduction initiatives, one of which was a reduction of approximately 10% of the Company's total employee base, made primarily in the U.S., to more closely align staffing with anticipated sales levels at the time the decision was made. Accordingly, in 2008, the Company recorded a pre-tax charge of $97,839,000. This charge included $63,005,000 related to pension and postretirement medical benefits, $33,166,000 related to severance costs and $1,668,000 primarily related to stock-based compensation (see "Item 8. Financial Statements and Supplementary Data – Note D. Restructuring Charges").

Selling, General and Administrative ("SG&A") Expenses

	2010	2009	2008
SG&A expenses as a percentage of net sales	39.8%	40.2%	40.5%

SG&A expenses increased $137,770,000, or 13%, in 2010 and declined $64,217,000, or 6%, in 2009. SG&A expenses in those years are not comparable due to several nonrecurring charges recorded in those periods.

SG&A expenses in 2010 included $16,625,000 of expense associated with Tiffany and Company's ("Tiffany") plan to consolidate its New York headquarters staff to a single location (see "Item 8. Financial Statements and Supplementary Data – Note L. Commitments and Contingencies").

SG&A expenses in 2009 included $442,000 of income from the following nonrecurring items:

- $4,442,000 of income received in connection with the assignment of the Tahera Diamond Corporation ("Tahera") commitments and liens to an unrelated third party (see "Item 8. Financial Statements and Supplementary Data – Note L. Commitments and Contingencies"); and
- $4,000,000 charge to terminate a third-party management agreement (see "Item 8. Financial Statements and Supplementary Data – Note C. Acquisitions and Dispositions").

SG&A expenses in 2008 included $14,444,000 of expense from the following nonrecurring items:

- $11,062,000 impairment charge on the investment in Target Resources plc ("Target") (see "Item 8. Financial Statements and Supplementary Data – Note L. Commitments and Contingencies"); and
- $3,382,000 charge for the closing of a diamond polishing facility in Yellowknife, Northwest Territories (see "Item 8. Financial Statements and Supplementary Data – Note C. Acquisitions and Dispositions").

Excluding the nonrecurring items noted above, SG&A expenses in 2010, 2009 and 2008 would have been $1,210,872,000, $1,090,169,000 and $1,139,500,000. The increase of $120,703,000, or 11%, in 2010 was largely due to increased marketing expenses of $37,706,000, increased labor and benefits costs of $30,323,000 and increased depreciation and store occupancy expenses of $28,704,000 due to new and existing stores. The decrease of $49,331,000, or 4%, in 2009 was due to decreased labor and benefits costs of $37,489,000, as a result of staff reductions, and decreased marketing expenses of $44,359,000, partly offset by a $28,716,000 increase in management incentive and stock-based compensation. Excluding the nonrecurring items noted above, SG&A expenses as a percentage of net sales would have been 39.2%, 40.2% and 40.0% in 2010, 2009 and 2008.

The Company's SG&A expenses are largely fixed in nature. The improvement in SG&A expenses as a percentage of net sales in 2010 reflected the leverage effect from increased sales. Variable costs (which include items such as variable store rent, sales commissions and fees paid to credit card companies) represent approximately one-fifth of total SG&A expenses.

Earnings from Continuing Operations

(in thousands)	2010	% of Sales*	2009	% of Sales*	2008	% of Sales*
Earnings (losses) from continuing operations:						
Americas	$ 340,331	21.6%	$ 263,470	18.7%	$ 317,964	20.0%
Asia-Pacific	133,448	24.3	100,690	23.6	88,724	24.4
Japan	162,800	29.8	139,519	27.2	141,802	26.6
Europe	88,309	24.5	60,102	19.6	52,021	19.0
Other	3,358	6.2	(8,767)	(16.5)	4,938	5.3
	728,246		555,014		605,449	
Unallocated corporate expenses	(115,830)	(3.8)%	(114,964)	(4.2)%	(101,889)	(3.6)%
Restructuring charges	—		—		(97,839)	
Other operating income	—		4,442		—	
Other operating expense	(17,635)		(4,000)		(11,062)	
Earnings from continuing operations	$ 594,781	19.3%	$ 440,492	16.3%	$ 394,659	13.9%

*Percentages represent earnings (losses) from continuing operations as a percentage of each segment's net sales.

FORM 10-K

Certain reclassifications have been made to the prior years' amounts to conform to the current year presentation.

Earnings from continuing operations increased 35% in 2010. On a segment basis, the ratio of earnings (losses) from continuing operations to each segment's net sales in 2010 compared with 2009 was as follows:

- Americas – the ratio increased 2.9 percentage points primarily due to an increase in gross margin, as well as the leveraging of operating expenses;
- Asia-Pacific – the ratio increased 0.7 percentage point due to an increase in gross margin, which was partly offset by an increase in marketing expenses associated with a major marketing and public relations event held in Beijing, China;
- Japan – the ratio increased 2.6 percentage points primarily due to an increase in gross margin, which was partly offset by an increase in marketing expenses;
- Europe – the ratio increased 4.9 percentage points primarily due to the leveraging of operating expenses, as well as an increase in gross margin; and
- Other – the ratio increased 22.7 percentage points. The prior period operating loss included a valuation adjustment related to the write-down of wholesale diamond inventory deemed not suitable for the Company's needs.

Earnings from continuing operations increased 12% in 2009. On a segment basis, the ratio of earnings (losses) from continuing operations to each segment's net sales in 2009 compared with 2008 was as follows:

- Americas – the ratio decreased 1.3 percentage points primarily due to a decline in gross margin due to higher product costs;

- Asia-Pacific – the ratio decreased 0.8 percentage point due to a decline in gross margin due to higher product costs, partly offset by the leveraging of operating expenses;

- Japan – the ratio increased 0.6 percentage point due to decreased operating expenses attributed to the cost savings initiatives, partly offset by a decline in gross margin due to higher product costs;

- Europe – the ratio increased 0.6 percentage point due to operating expense leverage, partly offset by a decline in gross margin due to higher product costs; and

- Other – the ratio decreased 21.8 percentage points due to lower wholesale sales of diamonds and the write-down of wholesale diamond inventory.

Unallocated corporate expenses include costs related to administrative support functions which the Company does not allocate to its segments. Such unallocated costs include those for centralized information technology, finance, legal and human resources departments. Unallocated corporate expenses increased in 2010 but decreased as a percentage of sales. In 2009, unallocated corporate expenses increased primarily due to changes in management incentive and stock-based compensation.

Restructuring charges in 2008 represent a $97,839,000 pre-tax charge associated with the Company's staff reduction initiatives (see "Item 8. Financial Statements and Supplementary Data – Note D. Restructuring Charges").

Other operating income in 2009 represents $4,442,000 of income received in connection with the assignment of the Tahera commitments and liens to an unrelated third party (see "Item 8. Financial Statements and Supplementary Data – Note L. Commitments and Contingencies").

Other operating expense in 2010 represents $17,635,000 in accelerated depreciation and incremental rent expense associated with Tiffany's plan to consolidate and relocate its New York headquarters staff to a single location (see "Item 8. Financial Statements and Supplementary Data – Note L. Commitments and Contingencies"). Other operating expense in 2009 represents $4,000,000 paid to terminate a third-party management agreement (see "Item 8. Financial Statements and Supplementary Data – Note C. Acquisitions and Dispositions"). Other operating expense in 2008 represents an $11,062,000 pre-tax impairment charge related to the Company's investment in Target (see "Item 8. Financial Statements and Supplementary Data – Note L. Commitments and Contingencies").

Interest Expense and Financing Costs

Interest expense and financing costs decreased $706,000 in 2010. Interest expense and financing costs increased $26,064,000 in 2009 due to increased long-term borrowings.

Other Income, Net

Other income, net includes interest income, gains/losses on investment activities and foreign currency transactions. Other income, net increased $2,465,000 in 2010 primarily due to a change in foreign currency gains/losses. Other income, net increased $4,446,000 in 2009 because 2008 included a $4,300,000 charge related to the impairment of unrealized gains and the interest receivable associated with interest rate swaps as the recovery of the amounts due from the counterparty, Lehman Brothers Special Financing Inc., was no longer probable.

Provision for Income Taxes

The effective income tax rate was 32.7% in 2010, compared with 31.9% in 2009 and 36.5% in 2008. The effective income tax rate for 2010 included a net income tax benefit of $3,096,000 primarily due to a change in the tax status of certain subsidiaries associated with the acquisition in 2009 of additional equity interests in diamond sourcing and polishing operations. The lower effective income tax rate in 2009 was primarily due to favorable reserve adjustments of $11,220,000 during the year associated with the settlement of certain tax audits and the expiration of statutory periods.

Net Loss from Discontinued Operations

In the fourth quarter of 2008, management committed to a plan to close all IRIDESSE stores. All stores were closed in 2009. The results of the IRIDESSE business have been recorded in discontinued operations. The pre-tax net loss from discontinued operations related to that business was $6,103,000 in 2009 and $19,683,000 in 2008 (see "Item 8. Financial Statements and Supplementary Data – Note C. Acquisitions and Dispositions").

The Company sold Little Switzerland, Inc. in 2007. In 2009, the Company received additional proceeds of $3,650,000 and recorded a pre-tax gain of $3,289,000 in settlement of post-closing adjustments (see "Item 8. Financial Statements and Supplementary Data – Note C. Acquisitions and Dispositions").

2011 Outlook

Management's outlook is based on the following assumptions, which may or may not prove valid, and which should be read in conjunction with "Item 1A. Risk Factors" on page K-15:

- A worldwide net sales increase of 12%-14%. Sales assumptions by region (in U.S. dollars) include a low-double-digit percentage increase in the Americas, at least a 20% increase in Asia-Pacific, a mid-single-digit percentage decline in Japan and more than a 20% increase in Europe. Other sales are expected to increase by more than 30%.
    - Included in the above outlook for Japan, management has assumed some periodic store closings or limited store hours in Japan only through the end of the first quarter as a result of the earthquake-related events that occurred in March 2011. Management expects first quarter worldwide sales growth of 11%, with total Japan sales declining 15%.
- The opening of 21 Company-operated stores (eight in the Americas, eight in Asia-Pacific and five in Europe).
- An increase in operating margin of approximately one-half point due to both a higher gross margin reflecting a price increase taken in January 2011 to offset product cost increases and an improved ratio of SG&A expenses to net sales.
- Interest and other expenses, net of $46,000,000.
- An effective income tax rate of 34%.
- Net earnings per diluted share increasing 14% – 18% to $3.35 – $3.45.

- An increase in net inventories of more than 15%.
- Capital expenditures of $250,000,000 – $275,000,000.

The above assumptions for operating margin and net earnings per diluted share exclude expenses of approximately $40,000,000 primarily related to the fair value of the remaining non-cancelable lease obligations (reduced by the estimated sublease rental income), as well as the acceleration of the useful lives of certain property and equipment and incremental rent during the transition period associated with Tiffany's plan to consolidate and relocate its New York headquarters staff to a single location (see "Item 8. Financial Statements and Supplementary Data – Note L. Commitments and Contingencies"). Most of these expenses are expected to be recorded during the second quarter of 2011. Tiffany expects overall savings of more than $100,000,000 over the 15-year lease term of the new location as a result of an overall reduction in rent expense; these estimated savings are based on current rental costs and assumptions made regarding future potential rent increases at the existing locations. Changes in market conditions may affect the total expenses ultimately recorded.

FORM 10-K

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity needs have been, and are expected to remain, primarily a function of its ongoing, seasonal and expansion-related working capital requirements and capital expenditures needs. Over the long term, the Company manages its cash and capital structure to maintain a strong financial position that provides flexibility to pursue strategic initiatives. Management regularly assesses its working capital needs, capital expenditure requirements, debt service, dividend payouts, share repurchases and future investments. Management believes that cash on hand, internally-generated cash flows and the funds available under its revolving Credit Facility are sufficient to support the Company's liquidity and capital requirements for the foreseeable future. Within the next 12 months, $60,855,000 of the Company's long-term debt will reach maturity and the Company intends to repay that debt with cash on hand.

The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	2010	2009	2008
Net cash provided by (used in):			
Operating activities	$ 298,925	$ 687,199	$ 142,270
Investing activities	(186,612)	(80,893)	(161,690)
Financing activities	(224,799)	10,538	(39,708)
Effect of exchange rates on cash and cash equivalents	8,375	14,300	(18,035)
Net cash used in discontinued operations	—	(5,887)	(9,046)
Net (decrease) increase in cash and cash equivalents	$ (104,111)	$ 625,257	$ (86,209)

Operating Activities

The Company had net cash inflows from operating activities of $298,925,000 in 2010, $687,199,000 in 2009 and $142,270,000 in 2008. The decrease in 2010 from 2009 primarily resulted from an increase in inventories. The increase in 2009 from 2008 primarily resulted from decreases in inventories and, to a lesser extent, lower income tax payments.

Working Capital. Working capital (current assets less current liabilities) and the corresponding current ratio (current assets divided by current liabilities) were $2,204,632,000 and 5.6 at January 31, 2011, compared with $1,845,393,000 and 4.1 at January 31, 2010. The increase in working capital and the current ratio is primarily due to an increase in inventories and a decrease in the current portion of long-term debt.

Accounts receivable, less allowances, at January 31, 2011 were 17% higher than January 31, 2010, reflecting sales growth. Changes in foreign currency exchange rates increased accounts receivable balances by 5% compared to January 31, 2010. On a 12-month rolling basis, accounts receivable turnover was 18 times in 2010 and 2009.

FORM 10-K

Inventories, net at January 31, 2011 were 14% higher than January 31, 2010. Finished goods inventories rose 9% and combined raw material and work-in-process inventories rose 22%, all to support sales growth, new store openings and new product launches, as well as reflecting higher acquisition costs. Changes in foreign currency exchange rates increased inventories, net by 2% compared to January 31, 2010. In addition, inventory levels had been reduced in 2009 due to economic conditions and, further, inventories also finished 2009 lower than initially planned because of stronger-than-expected sales in the fourth quarter.

Investing Activities

The Company had net cash outflows from investing activities of $186,612,000 in 2010, $80,893,000 in 2009 and $161,690,000 in 2008. The increased outflow in 2010 was primarily due to higher capital expenditures and purchases of marketable securities and short-term investments. The decreased outflow in 2009 was primarily due to a decline in capital expenditures.

Capital Expenditures. Capital expenditures were $127,002,000 in 2010, $75,403,000 in 2009 and $154,409,000 in 2008, representing 4%, 3% and 5% of net sales in those respective years. The increase in 2010 largely reflected a moderated rate of store openings and other cost containment in 2009. In all three years, expenditures were primarily related to the opening, renovation and expansion of stores and distribution facilities and ongoing investments in new systems.

Marketable Securities and Short-Term Investments. The Company invests a portion of its cash in marketable securities and short-term investments. The Company had net purchases of investments in marketable securities and short-term investments of $59,610,000, $13,433,000 and $1,543,000 during 2010, 2009 and 2008.

Financing Activities

The Company had a net cash outflow from financing activities of $224,799,000 in 2010, a net cash inflow of $10,538,000 in 2009 and a net cash outflow of $39,708,000 in 2008. Year-over-year changes in cash flows from financing activities are largely driven by borrowings and share repurchase activity.

Dividends. The cash dividend on the Company's Common Stock was increased twice in 2010, following no change in 2009 and one increase in 2008. The Company's Board of Directors declared quarterly dividends which, on an annual basis, totaled $0.95, $0.68 and $0.66 per common share in 2010, 2009 and 2008. Cash dividends paid were $120,390,000 in 2010, $84,579,000 in 2009 and $82,258,000 in 2008. The dividend payout ratio (dividends as a percentage of net earnings) was 33% in 2010, 32% in 2009 and 37% in 2008.

Share Repurchases. In January 2008, the Company's Board of Directors amended the existing share repurchase program to extend the expiration date of the program to January 2011 and to authorize the repurchase of up to an additional $500,000,000 of the Company's Common Stock. In January 2011, the Company's Board of Directors approved a new stock repurchase program ("2011 Program") and terminated the previously existing program. The 2011 Program authorizes the Company to repurchase up to $400,000,000 of its Common Stock through open market or private transactions. The 2011 Program expires on January 31, 2013. The timing of repurchases and the actual number of shares to be repurchased depend on a variety of discretionary factors such as stock price, cash-flow forecasts and other market conditions.

The Company's share repurchase activity was as follows:

(in thousands, except per share amounts)	2010	2009	2008
Cost of repurchases	$ 80,786	$ 467	$ 218,379
Shares repurchased and retired	1,843	11	5,375
Average cost per share	$ 43.83	$ 41.72	$ 40.63

The Company suspended share repurchases during the third quarter of 2008 in order to conserve cash. In January 2010, the Company resumed repurchasing its shares of Common Stock on the open market. At January 31, 2011, there remained $392,019,000 of authorization for future repurchases under the 2011 Program. At least annually, the Company's Board of Directors reviews its policies with respect to dividends and share repurchases with a view to actual and projected earnings, cash flows and capital requirements.

Recent Borrowings. The Company had net repayments of or net proceeds from short-term and long-term borrowings as follows:

(in thousands)	2010	2009	2008
Short-term borrowings:			
Proceeds from (repayment of) credit facility borrowings, net	$ 9,170	$ (126,811)	$ 103,976
Proceeds from issuance of other short-term borrowings	—	—	116,001
Repayments of other short-term borrowings	—	(93,000)	(25,473)
Net proceeds from (repayments of) short-term borrowings	9,170	(219,811)	194,504
Long-term borrowings:			
Proceeds from issuance	118,430	300,000	100,000
Repayments	(218,845)	(40,000)	(73,483)
Net (repayments of) proceeds from long-term borrowings	(100,415)	260,000	26,517
Net (repayments of) proceeds from total borrowings	$ (91,245)	$ 40,189	$ 221,021

In July 2009, the Company entered into a $400,000,000 revolving Credit Facility ("Credit Facility"). Borrowings may currently be made from nine participating banks and are at interest rates based upon local currency borrowing rates plus a margin based on the Company's leverage ratio. The Credit Facility matures in July 2012. There was $38,891,000 outstanding and $407,109,000

FORM 10-K

available under the Credit Facility and other revolving credit facilities at January 31, 2011. The weighted-average interest rate for the outstanding amount at January 31, 2011 was 3.06%.

Proceeds from the issuances of long-term debt and other short-term borrowings were used to refinance existing indebtedness and for general corporate purposes. The long-term debt issued during 2010 has a maturity date of 2016 with an interest rate of 1.72%. The long-term debt issued during 2009 has maturity dates that range from 2017 to 2019 with interest rates of 10.00%. The long-term debt issued during 2008 has a maturity date of 2015 with an interest rate of 9.05%. See "Item 8. Financial Statements and Supplementary Data – Note I. Debt" for additional details regarding recent borrowings.

The ratio of total debt (short-term borrowings, current portion of long-term debt and long-term debt) to stockholders' equity was 32% and 40% at January 31, 2011 and 2010.

At January 31, 2011, the Company was in compliance with all debt covenants.

FORM 10-K

Purchase of Non-controlling Interests. In October 2009, the Company acquired all non-controlling interests in two majority-owned entities that indirectly engage through majority-owned subsidiaries in diamond sourcing and polishing operations in South Africa and Botswana, respectively, for total consideration of $18,000,000, of which $11,000,000 was paid in 2009 and the remaining $7,000,000 was paid during 2010.

Contractual Cash Obligations and Commercial Commitments

The following is a summary of the Company's contractual cash obligations at January 31, 2011:

(in thousands)	Total	2011	2012-2013	2014-2015	Thereafter
Unrecorded contractual obligations:					
Operating leases	$1,273,066	$ 151,742	$ 267,513	$ 213,661	$ 640,150
Inventory purchase obligations[a]	305,442	193,442	112,000	—	—
Interest on debt[b]	274,056	45,559	84,099	81,332	63,066
Other contractual obligations[c]	36,815	32,594	2,221	2,000	—
Recorded contractual obligations:					
Short-term borrowings	38,891	38,891	—	—	—
Long-term debt	649,349	60,855	62,531	104,252	421,711
	$2,577,619	$ 523,083	$ 528,364	$ 401,245	$1,124,927

a) The Company will, from time to time, secure supplies of diamonds by agreeing to purchase a defined portion of a mine's output. Inventory purchase obligations associated with these agreements have been estimated for 2011 and included in this table. Purchases beyond 2011 that are contingent upon mine production have been excluded as they cannot be reasonably estimated.

b) Excludes interest payments on amounts outstanding under available lines of credit, as the outstanding amounts fluctuate based on the Company's working capital needs. Variable-rate interest payments were estimated based on rates at January 31, 2011. Actual payments will differ based on changes in interest rates.

c) Other contractual obligations consist primarily of royalty commitments, construction-in-progress and packaging supplies.

The summary above does not include the following items:

- Cash contributions to the Company's pension plan and cash payments for other postretirement obligations. The Company plans to contribute approximately $25,000,000 to the pension plan in 2011. However, this expectation is subject to change if actual asset performance is different than the assumed long-term rate of return on pension plan assets. The Company estimates cash payments for postretirement health-care and life insurance benefit obligations to be $2,649,000 in 2011.

- Unrecognized tax benefits at January 31, 2011 of $32,273,000 and accrued interest and penalties of $4,189,000. The final outcome of tax uncertainties is dependent upon various matters including tax examinations, interpretation of the applicable tax laws or expiration of statutes of limitations. The Company believes that its tax positions comply with applicable tax law and that it has adequately provided for these matters. However, the audits may result in proposed assessments where the ultimate resolution may result in the Company owing additional taxes. Ongoing audits are in various stages of completion and, while the Company does not anticipate any material changes in unrecognized income tax benefits over the next 12 months, future developments in the audit process may result in a change in these assessments.

The following is a summary of the Company's outstanding borrowings and available capacity under the Credit Facility and other revolving credit facilities at January 31, 2011:

(in thousands)	Total Capacity	Borrowings Outstanding	Available Capacity
Credit Facility*	$ 400,000	$ 14,888	$ 385,112
Other revolving credit facilities	46,000	24,003	21,997
	$ 446,000	$ 38,891	$ 407,109

*This facility matures in July 2012. The Company can request to increase the capacity up to $500,000,000.

In addition, the Company had letters of credit and financial guarantees of $25,281,000 at January 31, 2011, of which $22,032,000 expire within one year.

Seasonality

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing at least one-third of annual net sales and approximately one-half of annual net earnings. Management expects such seasonality to continue.

CRITICAL ACCOUNTING ESTIMATES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from those estimates and the differences could be material. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements and records any necessary adjustments.

The development and selection of critical accounting estimates and the related disclosures below have been reviewed with the Audit Committee of the Company's Board of Directors. The following critical accounting policies that rely on assumptions and estimates were used in the preparation of the Company's consolidated financial statements:

Inventory. The Company writes down its inventory for discontinued and slow-moving products. This write-down is equal to the difference between the cost of inventory and its estimated market value, and is based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs might be required. The Company has not made any material changes in the accounting methodology used to establish its reserve for discontinued and slow-moving products during the past three years. At January 31, 2011, a 10% change in the reserve for discontinued and slow-moving products would have resulted in a change of $4,843,000 in inventory and cost of sales. The Company's inventories are valued using the average cost method. Fluctuation in inventory levels, along with the costs of raw materials, could affect the carrying value of the Company's inventory.

Long-lived assets. The Company's long-lived assets are primarily property, plant and equipment. The Company reviews its long-lived assets for impairment when management determines that the carrying value of such assets may not be recoverable due to events or changes in circumstances. Recoverability of long-lived assets is evaluated by comparing the carrying value of the asset with estimated future undiscounted cash flows. If the comparisons indicate that the value of the asset is not recoverable, an impairment loss is calculated as the difference between the carrying value and the fair value of the asset and the loss is recognized during that period. The Company did not record any material impairment charges in 2010, 2009 or 2008.

Goodwill. The Company performs its annual impairment evaluation of goodwill during the fourth quarter of its fiscal year or when circumstances otherwise indicate an evaluation should be performed. The evaluation, based upon discounted cash flows, requires management to estimate future cash flows, growth rates and economic and market conditions. The 2010, 2009 and 2008 evaluations resulted in no impairment charges.

Income taxes. The Company is subject to income taxes in both the U.S. and foreign jurisdictions. The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across the Company's global operations. Significant judgments and estimates are required in determining the consolidated income tax expense. The Company's income tax expense, deferred tax assets and liabilities and reserves for uncertain tax positions reflect management's best assessment of estimated future taxes to be paid.

Foreign and domestic tax authorities periodically audit the Company's income tax returns. These audits often examine and test the factual and legal basis for positions the Company has taken in its tax filings with respect to its tax liabilities, including the timing and amount of deductions and the allocation of income among various tax jurisdictions ("tax filing positions"). Management believes that its tax filing positions are reasonable and legally supportable. However, in specific cases, various tax authorities may take a contrary position. In evaluating the exposures associated with the Company's various tax filing positions, management records reserves using a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken. Earnings could be affected to the extent the Company prevails in matters for which reserves have been established or is required to pay amounts in excess of established reserves.

In evaluating the Company's ability to recover its deferred tax assets within the jurisdiction from which they arise, management considers all available evidence. The Company records valuation allowances when management determines it is more likely than not that deferred tax assets will not be realized in the future.

Employee benefit plans. The Company maintains several pension and retirement plans, as well as provides certain postretirement health-care and life insurance benefits for retired employees. The Company makes certain assumptions that affect the underlying estimates related to pension and other postretirement costs. Significant changes in interest rates, the market value of securities and projected health-care costs would require the Company to revise key assumptions and could result in a higher or lower charge to earnings.

The Company used discount rates of 6.50% and 6.75% to determine its 2010 pension expense for all U.S. plans and 6.75% to determine its 2010 postretirement expense. Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased 2010 pension and postretirement expenses by $2,826,000 and $226,000. A decrease of 0.5% in the discount rate would have increased the 2010 pension and postretirement expenses by $3,640,000 and $294,000. The discount rate is subject to change each year, consistent with changes in the yield on applicable high-quality, long-term corporate bonds. Management selects a discount rate at which pension and postretirement benefits could be effectively settled based on (i) an analysis of expected benefit payments attributable to current employment service and (ii) appropriate yields related to such cash flows.

The Company used an expected long-term rate of return of 7.50% to determine its 2010 pension expense. Holding all other assumptions constant, a 0.5% change in the long-term rate of return would have changed the 2010 pension expense by $1,171,000. The expected long-term rate of return on pension plan assets is selected by taking into account the average rate of return expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. More specifically, consideration is given to the expected rates of return (including reinvestment asset return rates) based upon the plan's current asset mix, investment strategy and the historical performance of plan assets.

For postretirement benefit measurement purposes, 9.00% (for pre-age 65 retirees) and 7.50% (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 2011. The rates were assumed to decrease gradually to 5.00% by 2019 and remain at that level thereafter. A one-percentage-point change in the assumed health-care cost trend rate would not have a significant effect on the aggregate service and interest cost components of the 2010 postretirement expense.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to market risk from fluctuations in foreign currency exchange rates, precious metal prices and interest rates, which could affect its consolidated financial position, earnings and cash flows. The Company manages its exposure to market risk through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading or speculative purposes, and does not maintain such instruments that may expose the Company to significant market risk.

Foreign Currency Risk

The Company uses foreign exchange forward contracts or put option contracts to offset the foreign currency exchange risks associated with foreign currency-denominated liabilities, intercompany transactions and forecasted purchases of merchandise between entities with differing functional currencies. The fair value of foreign exchange forward contracts and put option contracts is sensitive to changes in foreign exchange rates. Gains or losses on foreign exchange forward contracts substantially offset losses or gains on the liabilities and transactions being hedged. For put option contracts, if the market exchange rate at the time of the put option contract's expiration is stronger than the contracted exchange rate, the Company allows the put option contract to expire, limiting its loss to the cost of the put option contract. There were no outstanding put option contracts as of January 31, 2011. The term of all outstanding foreign exchange forward contracts as of January 31, 2011 ranged from less than one month to 16 months. At January 31, 2011 and 2010, the fair value of the Company's outstanding foreign exchange forward contracts was a net liability of $1,626,000 and $781,000. At January 31, 2011, a 10% depreciation in the hedged foreign exchange rates from the prevailing market rates would have resulted in a fair value of approximately ($20,000,000).

FORM 10-K

Precious Metal Price Risk

The Company periodically hedges a portion of its forecasted purchases of precious metals for use in its internal manufacturing operations in order to minimize the effect of volatility in precious metals prices. The Company may use either a combination of call and put option contracts in net-zero-cost collar arrangements ("precious metal collars") or forward contracts. For precious metal collars, if the price of the precious metal at the time of the expiration of the precious metal collar is within the call and put price, the precious metal collar expires at no cost to the Company. The maximum term over which the Company is hedging its exposure to the variability of future cash flows for all forecasted transactions is 12 months. The fair value of the outstanding precious metal derivative instruments was an asset of $753,000 and $1,720,000 at January 31, 2011 and 2010. At January 31, 2011, a 10% depreciation in precious metal prices from the prevailing market rates would have resulted in a fair value of approximately $300,000.

Interest Rate Risk

The Company uses interest rate swap agreements to convert certain fixed rate debt obligations to floating rate obligations. Additionally, since the fair value of the Company's fixed rate long-term debt is sensitive to interest rate changes, the interest rate swap agreements serve as hedges to changes in the fair value of these debt instruments. The Company hedges its exposure to changes in interest rates over the remaining maturities of the debt agreements being hedged. The fair value of the outstanding interest rate swap agreements was an asset of $6,155,000 and $1,996,000 at January 31, 2011 and 2010. A 100 basis point increase in interest rates at January 31, 2011 would have resulted in a fair value of the interest rate swap agreements of approximately $1,200,000.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Tiffany & Co.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of stockholders' equity and comprehensive earnings, and of cash flows present fairly, in all material respects, the financial position of Tiffany & Co. and its subsidiaries (the "Company") at January 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting, appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 28, 2011

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)	January 31, 2011	2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 681,591	$ 785,702
Short-term investments	59,280	—
Accounts receivable, less allowances of $11,783 and $12,892	185,969	158,706
Inventories, net	1,625,302	1,427,855
Deferred income taxes	41,826	6,651
Prepaid expenses and other current assets	90,577	66,752
Total current assets	2,684,545	2,445,666
Property, plant and equipment, net	665,588	685,101
Deferred income taxes	202,902	183,825
Other assets, net	182,634	173,768
	$ 3,735,669	$ 3,488,360
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 38,891	$ 27,642
Current portion of long-term debt	60,855	206,815
Accounts payable and accrued liabilities	258,611	231,913
Income taxes payable	55,691	67,513
Merchandise and other customer credits	65,865	66,390
Total current liabilities	479,913	600,273
Long-term debt	588,494	519,592
Pension/postretirement benefit obligations	217,435	219,276
Deferred gains on sale-leasebacks	124,980	128,649
Other long-term liabilities	147,372	137,331
Commitments and contingencies		
Stockholders' equity:		
Preferred Stock, $0.01 par value; authorized 2,000 shares, none issued and outstanding	—	—
Common Stock, $0.01 par value; authorized 240,000 shares, issued and outstanding 126,969 and 126,326	1,269	1,263
Additional paid-in capital	863,967	764,132
Retained earnings	1,324,804	1,151,109
Accumulated other comprehensive loss, net of tax	(12,565)	(33,265)
Total stockholders' equity	2,177,475	1,883,239
	$ 3,735,669	$ 3,488,360

See notes to consolidated financial statements.

FORM 10-K

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands, except per share amounts)	Years Ended January 31, 2011	2010	2009
Net sales	$ 3,085,290	$ 2,709,704	$ 2,848,859
Cost of sales	1,263,012	1,179,485	1,202,417
Gross profit	1,822,278	1,530,219	1,646,442
Restructuring charges	—	—	97,839
Selling, general and administrative expenses	1,227,497	1,089,727	1,153,944
Earnings from continuing operations	594,781	440,492	394,659
Interest expense and financing costs	54,335	55,041	28,977
Other income, net	6,988	4,523	77
Earnings from continuing operations before income taxes	547,434	389,974	365,759
Provision for income taxes	179,031	124,298	133,604
Net earnings from continuing operations	368,403	265,676	232,155
Net loss from discontinued operations	—	(853)	(12,133)
Net earnings	$ 368,403	$ 264,823	$ 220,022
Earnings per share:			
Basic			
Net earnings from continuing operations	$ 2.91	$ 2.14	$ 1.86
Net loss from discontinued operations	—	(0.01)	(0.10)
Net earnings	$ 2.91	$ 2.13	$ 1.76
Diluted			
Net earnings from continuing operations	$ 2.87	$ 2.12	$ 1.84
Net loss from discontinued operations	—	(0.01)	(0.10)
Net earnings	$ 2.87	$ 2.11	$ 1.74
Weighted-average number of common shares:			
Basic	126,600	124,345	124,734
Diluted	128,406	125,383	126,410

See notes to consolidated financial statements.

FORM 10-K

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE EARNINGS

(in thousands)	Total Stockholders' Equity	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital
Balances January 31, 2008	$ 1,716,115	$1,037,663	$ 44,513	126,753	$ 1,268	$ 632,671
Implementation effect of change in employee benefit plans' measurement date, net of tax	(1,073)	(1,114)	41	—	—	—
Exercise of stock options and vesting of restricted stock units ("RSUs")	30,357	—	—	2,342	23	30,334
Tax effect of exercise of stock options and vesting of RSUs	10,317	—	—	—	—	10,317
Share-based compensation expense	24,507	—	—	—	—	24,507
Issuance of Common Stock under Employee Profit Sharing and Retirement Savings ("EPSRS") Plan	4,750	—	—	124	1	4,749
Purchase and retirement of Common Stock	(218,379)	(203,014)	—	(5,375)	(54)	(15,311)
Cash dividends on Common Stock	(82,258)	(82,258)	—	—	—	—
Deferred hedging loss, net of tax	(9,873)	—	(9,873)	—	—	—
Unrealized loss on marketable securities, net of tax	(5,519)	—	(5,519)	—	—	—
Foreign currency translation adjustments, net of tax	(68,355)	—	(68,355)	—	—	—
Net unrealized loss on benefit plans, net of tax	(32,240)	—	(32,240)	—	—	—
Net earnings	220,022	220,022	—	—	—	—
Balances, January 31, 2009	1,588,371	971,299	(71,433)	123,844	1,238	687,267
Exercise of stock options and vesting of RSUs	71,485	—	—	2,493	25	71,460
Tax effect of exercise of stock options and vesting of RSUs	1,896	—	—	—	—	1,896
Share-based compensation expense	23,995	—	—	—	—	23,995
Purchase and retirement of Common Stock	(467)	(434)	—	(11)	—	(33)
Purchase of non-controlling interests	(20,453)	—	—	—	—	(20,453)
Cash dividends on Common Stock	(84,579)	(84,579)	—	—	—	—
Deferred hedging gain, net of tax	6,377	—	6,377	—	—	—
Unrealized gain on marketable securities, net of tax	4,241	—	4,241	—	—	—
Foreign currency translation adjustments, net of tax	42,750	—	42,750	—	—	—
Net unrealized loss on benefit plans, net of tax	(15,200)	—	(15,200)	—	—	—
Net earnings	264,823	264,823	—	—	—	—
Balances, January 31, 2010	1,883,239	1,151,109	(33,265)	126,326	1,263	764,132
Exercise of stock options and vesting of RSUs	65,683	—	—	2,382	23	65,660
Tax effect of exercise of stock options and vesting of RSUs	9,811	—	—	—	—	9,811
Share-based compensation expense	25,815	—	—	—	—	25,815
Issuance of Common Stock under EPSRS Plan	5,000	—	—	104	1	4,999
Purchase and retirement of Common Stock	(80,786)	(74,318)	—	(1,843)	(18)	(6,450)
Cash dividends on Common Stock	(120,390)	(120,390)	—	—	—	—
Deferred hedging gain, net of tax	1,415	—	1,415	—	—	—
Unrealized gain on marketable securities, net of tax	2,041	—	2,041	—	—	—
Foreign currency translation adjustments, net of tax	24,903	—	24,903	—	—	—
Net unrealized loss on benefit plans, net of tax	(7,659)	—	(7,659)	—	—	—
Net earnings	368,403	368,403	—	—	—	—
Balances, January 31, 2011	$ 2,177,475	$1,324,804	$ (12,565)	126,969	$ 1,269	$ 863,967

	Years Ended January 31, 2011	2010	2009
Comprehensive earnings are as follows:			
Net earnings	$ 368,403	$ 264,823	$ 220,022
Deferred hedging gain (loss), net of tax expense (benefit) of $1,031, $3,388, and ($6,307)	1,415	6,377	(9,873)
Foreign currency translation adjustments, net of tax expense of $2,264, $716, and $1,015	24,903	42,750	(68,355)
Unrealized gain (loss) on marketable securities, net of tax expense (benefit) of $1,094, $2,302 and ($3,248)	2,041	4,241	(5,519)
Net unrealized loss on benefit plans, net of tax benefit of ($3,706), ($10,525) and ($19,907)	(7,659)	(15,200)	(32,240)
Comprehensive earnings	$ 389,103	$ 302,991	$ 104,035

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended January 31, 2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 368,403	$ 264,823	$ 220,022
Loss from discontinued operations, net of tax	—	853	12,133
Net earnings from continuing operations	368,403	265,676	232,155
Adjustments to reconcile net earnings from continuing operations to net cash provided by (used in) operating activities:			
Restructuring charge	—	—	97,839
Depreciation and amortization	147,870	139,419	135,832
Amortization of gain on sale-leasebacks	(10,203)	(9,802)	(9,793)
Excess tax benefits from share-based payment arrangements	(9,124)	(1,349)	(10,196)
Provision for inventories	25,608	31,599	20,996
Deferred income taxes	(60,332)	(14,839)	14,626
Provision for pension/postretirement benefits	26,993	24,088	23,179
Share-based compensation expense	25,436	23,538	22,406
Impairment charges	—	—	21,164
Changes in assets and liabilities:			
Accounts receivable	(22,563)	13,897	31,412
Inventories	(187,773)	163,955	(257,619)
Prepaid expenses and other current assets	(7,408)	60,323	(19,283)
Other assets, net	4,603	(13,557)	(94)
Accounts payable and accrued liabilities	21,439	4,369	4,719
Income taxes payable	501	29,066	(161,932)
Merchandise and other customer credits	(999)	(1,713)	476
Other long-term liabilities	(23,526)	(27,471)	(3,617)
Net cash provided by operating activities	298,925	687,199	142,270
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of marketable securities and short-term investments	(61,556)	(14,187)	(1,543)
Proceeds from sales of marketable securities and short-term investments	1,946	754	—
Proceeds from sale of assets, net	—	3,650	—
Capital expenditures	(127,002)	(75,403)	(154,409)
Notes receivable funded	—	—	(5,000)
Acquisitions, net of cash acquired	—	—	(1,900)
Other	—	4,293	1,162
Net cash used in investing activities	(186,612)	(80,893)	(161,690)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from (repayment of) credit facility borrowings, net	9,170	(126,811)	103,976
Repayment of long-term debt	(218,845)	(40,000)	(73,483)
Proceeds from issuance of long-term debt	118,430	300,000	100,000
Repayments of short-term borrowings	—	(93,000)	(25,473)
Proceeds from short-term borrowings	—	—	116,001
Repurchase of Common Stock	(80,786)	(467)	(218,379)
Proceeds from exercise of stock options	65,683	71,485	30,357
Excess tax benefits from share-based payment arrangements	9,124	1,349	10,196
Cash dividends on Common Stock	(120,390)	(84,579)	(82,258)
Purchase of non-controlling interests	(7,000)	(11,000)	—
Financing fees	(185)	(6,439)	(645)
Net cash (used in) provided by financing activities	(224,799)	10,538	(39,708)
Effect of exchange rate changes on cash and cash equivalents	8,375	14,300	(18,035)
CASH FLOWS FROM DISCONTINUED OPERATIONS:			
Operating activities	—	(5,887)	(9,046)
Net cash used in discontinued operations	—	(5,887)	(9,046)
Net (decrease) increase in cash and cash equivalents	(104,111)	625,257	(86,209)
Cash and cash equivalents at beginning of year	785,702	160,445	246,654
Cash and cash equivalents at end of year	$ 681,591	$ 785,702	$ 160,445

See notes to consolidated financial statements.

FORM 10-K

FORM 10-K

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. NATURE OF BUSINESS

Tiffany & Co. (the "Company") is a holding company that operates through its subsidiary companies. The Company's principal subsidiary, Tiffany and Company ("Tiffany"), is a jeweler and specialty retailer whose principal merchandise offering is fine jewelry. The Company also sells timepieces, sterling silverware, china, crystal, stationery, fragrances and accessories. Through Tiffany and Company and other subsidiaries, the Company is engaged in product design, manufacturing and retailing activities.

Effective with the first quarter of 2010, management has changed the Company's segment reporting in order to align with a change in its organizational and management reporting structure. Specifically, the Company is now reporting results in Japan separately from the rest of the Asia-Pacific region, and results for certain "emerging market" countries that were previously included in the Europe and Asia-Pacific segments are now included in the "Other" non-reportable segment. Prior year results have been revised to reflect this change. The Company's reportable segments are as follows:

- Americas includes sales in TIFFANY & CO. stores in the United States, Canada and Latin/South America, as well as sales of TIFFANY & CO. products in certain markets through business-to-business, Internet, catalog and wholesale operations;
- Asia-Pacific includes sales in TIFFANY & CO. stores in Asia-Pacific markets (excluding Japan), as well as sales of TIFFANY & CO. products in certain markets through Internet and wholesale operations;
- Japan includes sales in TIFFANY & CO. stores, as well as sales of TIFFANY & CO. products through business-to-business, Internet and wholesale operations;
- Europe includes sales in TIFFANY & CO. stores, as well as sales of TIFFANY & CO. products in certain markets through Internet and wholesale operations; and
- Other consists of all non-reportable segments. Other consists primarily of wholesale sales of TIFFANY & CO. merchandise to independent distributors for resale in certain emerging markets (such as the Middle East and Russia) and wholesale sales of diamonds obtained through bulk purchases that were subsequently deemed not suitable for the Company's needs. In addition, Other includes earnings received from third-party licensing agreements.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year ends on January 31 of the following calendar year. All references to years relate to fiscal years rather than calendar years.

Basis of Reporting

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries in which a controlling interest is maintained. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights or, in the case of variable interest entities ("VIE"s), if the Company has the power to significantly direct the activities of a VIE, as well as the obligation to absorb significant losses of or the right to receive significant benefits from the VIE. Intercompany accounts, transactions and profits have been eliminated in consolidation. The equity method of accounting is used for investments in which the Company has significant influence, but not a controlling interest.

Use of Estimates

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America; these principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes to the consolidated financial statements. The most significant assumptions are employed in estimates used in determining inventory, long-lived assets, goodwill, tax assets and tax liabilities and pension and postretirement benefits (including the actuarial assumptions). Actual results could differ from these estimates and the differences could be material. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents include highly liquid investments with an original maturity of three months or less and consist of time deposits and/or money market fund investments with a number of U.S. and non-U.S. financial institutions with high credit ratings. The Company's policy restricts the amounts invested in any one institution.

Short-term Investments

Short-term investments are classified as available-for-sale and are carried at fair value. At January 31, 2011, the Company's available-for-sale investments consist entirely of time deposits. At the time of purchase, management determines the appropriate classification of these investments and re-evaluates such designation as of each balance sheet date.

Receivables and Finance Charges

The Company maintains an allowance for doubtful accounts for estimated losses associated with the accounts receivable recorded on the balance sheet. The allowance is determined based on a combination of factors including, but not limited to, the length of time that the receivables are past due, the Company's knowledge of the customer, economic and market conditions and historical write-off experiences.

For the receivables associated with Tiffany & Co. credit cards ("Credit Card Receivables"), the Company uses various indicators to determine whether to extend credit to customers and the amount of credit. Such indicators include reviewing prior experience with the customer, including sales and collection history, and using applicants' credit reports and scores provided by credit rating agencies. Credit Card Receivables require minimum balance payments. The Company classifies a Credit Card account as overdue if a minimum balance payment has not been received within the allotted timeframe (generally 30 days), after which internal collection efforts commence. For all accounts receivable recorded on the balance sheet, once all internal collection efforts have been exhausted and management has reviewed the account, the account balance is written off and may be sent for external collection or legal action. At January 31, 2011, the carrying amount of the Credit Card Receivables (recorded in accounts receivable, net in the Company's consolidated balance sheet) was $56,926,000, of which 97% was considered current. The allowance for doubtful accounts for estimated losses associated with the Credit Card Receivables (approximately $2,000,000 at January 31, 2011) was determined based on the factors discussed above. Finance charges on Credit Card accounts are not significant.

The Company may, from time to time, extend loans to diamond mining and exploration companies in order to obtain rights to purchase the mine's output. Management evaluates these and any other loans that may arise for potential impairment by reviewing the parties' financial statements and projections and other economic factors on a periodic basis (see "Note L. Commitments and Contingencies").

Inventories

Inventories are valued at the lower of cost or market using the average cost method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	39 years
Building Improvements	10 years
Machinery and Equipment	5-15 years
Office Equipment	3-10 years
Furniture and Fixtures	2-10 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost and any gain or loss is reflected in current earnings.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. The Company's capitalized interest costs were not significant in 2010, 2009 or 2008.

Intangible Assets

Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives which range from six to 15 years. Intangible assets are reviewed for impairment in accordance with the Company's policy for impairment of long-lived assets (see "Impairment of Long-Lived Assets" below). Intangible assets amounted to $8,566,000 and $9,582,000, net of accumulated amortization of $7,237,000 and $6,221,000 at January 31, 2011 and 2010, and consist primarily of product rights and trademarks. Amortization of intangible assets for the years ended January 31, 2011, 2010 and 2009 was $1,016,000, $976,000 and $846,000. Amortization expense in each of the next four years is estimated to be $1,016,000, and in the fifth year is expected to be $891,000.

Goodwill

Goodwill represents the excess of cost over fair value of net assets acquired. Goodwill is evaluated for impairment annually in the fourth quarter or when events or changes in circumstances indicate that the value of goodwill may be impaired. This evaluation, based on discounted cash flows, requires management to estimate future cash flows, growth rates and economic and market conditions. If the evaluation indicates that goodwill is not recoverable, an impairment loss is calculated and recognized during that period. At January 31, 2011 and 2010, goodwill was included in other assets, net and consisted of the following by segment:

(in thousands)	Americas	Asia-Pacific	Japan	Europe	Total
Balance, January 31, 2009	$ 12,464	$ 293	$ 1,156	$ 1,121	$ 15,034
Translation	49	7	27	7	90
Balance, January 31, 2010	12,513	300	1,183	1,128	15,124
Translation	(31)	(5)	(19)	(5)	(60)
Balance, January 31, 2011	$ 12,482	$ 295	$ 1,164	$ 1,123	$ 15,064

Impairment of Long-Lived Assets

The Company reviews its long-lived assets (such as property, plant and equipment) other than goodwill for impairment when management determines that the carrying value of such assets may not be recoverable due to events or changes in circumstances. Recoverability of long-lived assets is evaluated by comparing the carrying value of the asset with the estimated future undiscounted cash flows. If the comparisons indicate that the asset is not recoverable, an impairment loss is calculated as the difference between the carrying value and the fair value of the asset and the loss is recognized during that period. The Company recorded no material impairment charges in 2010, 2009 or 2008.

Hedging Instruments

The Company uses derivative financial instruments to mitigate its interest rate, foreign currency and precious metal price exposures. Derivative instruments are recorded on the consolidated balance sheet at their fair values, as either assets or liabilities, with an offset to current or comprehensive earnings, depending on whether a derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction.

Marketable Securities

The Company's marketable securities, recorded within other assets, net on the consolidated balance sheet, are classified as available-for-sale and are recorded at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. Realized gains and losses are recorded in other income, net. The marketable securities are held for an indefinite period of time, but may be sold in the future as changes in market conditions or economic factors occur. The fair value of the marketable securities is determined based on prevailing market prices. The Company recorded $1,860,000 and $742,000 of gross unrealized gains and $1,635,000 and $3,651,000 of gross unrealized losses within accumulated other comprehensive income as of January 31, 2011 and 2010.

The following table summarizes activity in other comprehensive income related to marketable securities:

	January 31,	
(in thousands)	2011	2010
Change in fair value of investments, net of tax	$ 2,054	$ 4,314
Adjustment for net gains realized and included in net earnings, net of tax	(13)	(73)
Change in unrealized gain on marketable securities	$ 2,041	$ 4,241

The amount reclassified from other comprehensive income was determined on the basis of specific identification.

The Company's marketable securities consist of investments in mutual funds and an investment in the common stock of Target Resources plc ("Target"), a publicly-traded company. When evaluating the marketable securities for other-than-temporary impairment, the Company reviews factors such as the length of time and the extent to which fair value has been below cost basis, the financial condition of the issuer, and the Company's ability and intent to hold the investments for a period of time which may be sufficient for anticipated recovery in market value. Based on the Company's evaluations, it determined that any unrealized losses on its outstanding mutual funds were temporary in nature and, therefore, did not record any impairment charges as of January 31, 2011, 2010 or 2009. With regards to the Company's investment in common stock of Target, the Company recognized a $1,311,000 other-than-temporary impairment charge in other income, net in the consolidated statement of earnings in 2008 (see "Note L. Commitments and Contingencies").

Merchandise and Other Customer Credits

Merchandise and other customer credits represent outstanding credits issued to customers for returned merchandise. It also includes outstanding gift cards sold to customers. All such outstanding items may be tendered for future merchandise purchases. A merchandise credit liability is established when a merchandise credit is issued to a customer for a returned item and the original sale is reversed. A gift card liability is established when the gift card is sold. The liabilities are relieved and revenue is recognized when merchandise is purchased and delivered to the customer and the merchandise credit or gift card is used as a form of payment.

If merchandise credits or gift cards are not redeemed over an extended period of time (approximately three to five years), the value of the merchandise credits or gift cards is generally remitted to the applicable jurisdiction in accordance with unclaimed property laws.

Revenue Recognition

Sales are recognized at the "point of sale," which occurs when merchandise is taken in an "over-the-counter" transaction or upon receipt by a customer in a shipped transaction, such as through the Internet and catalog channels. Revenue associated with gift cards and merchandise credits is recognized upon redemption. Sales are reported net of returns, sales tax and other similar taxes. Shipping and handling fees billed to customers are included in net sales. The Company maintains a reserve for potential product returns and it records, as a reduction to sales and cost of sales, its provision for estimated product returns, which is determined based on historical experience.

Cost of Sales

Cost of sales includes costs related to the purchase of merchandise from third parties, the cost to internally manufacture merchandise (metal, gemstones, labor and overhead), inbound freight, purchasing and receiving, inspection, warehousing, internal transfers and other costs associated with distribution and merchandising. Cost of sales also includes royalty fees paid to outside designers and customer shipping and handling charges.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses include costs associated with the selling and promotion of products as well as administrative expenses. The types of expenses associated with these functions are store operating expenses (such as labor, rent and utilities), advertising and other corporate level administrative expenses.

Advertising Costs

Advertising costs, which include media, production, catalogs, Internet, promotional events, visual merchandising costs (in-store and window displays) and other related costs, totaled $197,597,000, $159,891,000 and $204,250,000 in 2010, 2009 and 2008, representing 6.4%, 5.9% and 7.2% of net sales in those periods. Media and production costs for print and digital advertising are expensed as incurred, while catalog costs are expensed upon mailing.

Pre-opening Costs

Costs associated with the opening of new retail stores are expensed in the period incurred.

Stock-Based Compensation

New, modified and unvested share-based payment transactions with employees, such as stock options and restricted stock, are measured at fair value and recognized as compensation expense over the requisite service period.

Merchandise Design Activities

Merchandise design activities consist of conceptual formulation and design of possible products and creation of pre-production prototypes and molds. Costs associated with these activities are expensed as incurred.

Foreign Currency

The functional currency of most of the Company's foreign subsidiaries and branches is the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as a component of other comprehensive earnings within stockholders' equity. The Company also recognizes gains and losses associated with transactions that are denominated in foreign currencies. The Company recorded a net gain (loss) resulting from foreign currency transactions of $2,413,000, ($1,628,000), and ($3,383,000) in 2010, 2009 and 2008 within other income, net.

FORM 10-K

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with U.S. GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are recognized by applying statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent management believes these assets will more likely than not be realized. In making such determination, the Company considers all available evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event management were to determine that the Company would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the valuation allowance, which would reduce the provision for income taxes. In evaluating the exposures associated with the Company's various tax filing positions, management records reserves using a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken.

The Company, its U.S. subsidiaries and the foreign branches of its U.S. subsidiaries file a consolidated Federal income tax return.

Earnings Per Share

Basic earnings per share ("EPS") is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the dilutive effect of the assumed exercise of stock options and unvested restricted stock units.

The following table summarizes the reconciliation of the numerators and denominators for the basic and diluted EPS computations:

	Years Ended January 31,		
(in thousands)	2011	2010	2009
Net earnings for basic and diluted EPS	$ 368,403	$ 264,823	$ 220,022
Weighted-average shares for basic EPS	126,600	124,345	124,734
Incremental shares based upon the assumed exercise of stock options and unvested restricted stock units	1,806	1,038	1,676
Weighted-average shares for diluted EPS	128,406	125,383	126,410

For the years ended January 31, 2011, 2010 and 2009, there were 371,000, 4,844,000 and 3,513,000 stock options and restricted stock units excluded from the computations of earnings per diluted share due to their antidilutive effect.

C. ACQUISITIONS AND DISPOSITIONS

In 2009, the Company acquired all non-controlling interests in two majority-owned entities that indirectly engage through majority-owned subsidiaries in diamond sourcing and polishing operations in South Africa and Botswana, respectively, for total consideration of $18,000,000, of which $11,000,000 was paid in 2009 and the remaining $7,000,000 was paid in 2010. This acquisition was accounted for as an equity transaction since the Company maintained control of the two entities prior to the acquisition. Therefore, the Company recorded a decrease to additional paid-in capital of $20,453,000 in 2009 related to this transaction. In addition, the Company paid $4,000,000 in 2009 to terminate a third-party management agreement. Management determined that this transaction was separate from the acquisition of the remaining non-controlling interests; accordingly, the termination fee was recorded within SG&A expenses.

In the fourth quarter of 2008, management concluded that it would no longer invest in its IRIDESSE business due to its ongoing operating losses and insufficient near-term growth prospects, especially in the economic environment at the time the decision was made. Therefore, management committed to a plan to close IRIDESSE locations in 2009 as the Company reached agreements with landlords and sold its inventory. All IRIDESSE stores have been closed. These amounts have been reclassified to discontinued operations for all periods presented.

Summarized statement of earnings data for IRIDESSE is as follows:

	Years Ended January 31,	
(in thousands)	2010	2009
Net sales	$ 13,232	$ 11,138
Loss before income taxes	$ (6,103)	$ (19,683)
Benefit from income taxes	3,192	7,550
Net loss from discontinued operations	$ (2,911)	$ (12,133)

In the year ended January 31, 2009, the Company recorded a $7,549,000 pre-tax charge for the write-down of IRIDESSE inventory and severance costs.

In January 2009, the Company ceased operations in a diamond polishing facility located in Yellowknife, Northwest Territories and shifted its operations to other facilities. In 2008, the Company recorded a pre-tax charge of $3,382,000, within SG&A expenses, primarily related to the loss on disposal of fixed assets and severance costs.

The Company sold Little Switzerland, Inc. in 2007. In 2009, the Company received additional proceeds of $3,650,000 and recorded a pre-tax gain within discontinued operations of $3,289,000 ($2,058,000 net of tax) in settlement of post-closing adjustments.

D. RESTRUCTURING CHARGES

In the fourth quarter of 2008, the Company's New York subsidiary offered a voluntary retirement incentive to approximately 800 U.S. employees who met certain age and service eligibility requirements. Approximately 600 employees accepted the early retirement incentive and retired from the Company effective February 1, 2009. In addition, to further align the Company's ongoing cost structure with the anticipated retail environment for luxury goods, management approved a plan in January 2009 to involuntarily terminate additional manufacturing, selling and administrative employees, primarily in the U.S. The employment of most of these employees ended in February 2009. In total, these actions resulted in a reduction of approximately 10% of worldwide staffing.

As a result of this cost reduction initiative, during the fourth quarter of 2008, the Company recorded a pre-tax charge of $97,839,000 classified as restructuring charges in the Company's consolidated statement of earnings. This charge included: (i) $63,005,000 related to pension and postretirement medical benefits; (ii) $33,166,000 related to severance costs; and (iii) $1,668,000 primarily related to stock-based compensation.

Total cash expenditures related to the restructuring charges were expected to total $33,361,000. There were no significant changes to the liability, other than payments, during 2010 and 2009. There are no restructuring liabilities that remain to be paid as of January 31, 2011.

E. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

	Years Ended January 31,		
(in thousands)	2011	2010	2009
Interest, net of interest capitalization	$ 47,107	$ 35,392	$ 23,889
Income taxes	$ 237,829	$ 74,690	$ 296,864

Supplemental noncash investing and financing activities:

	Years Ended January 31,		
(in thousands)	2011	2010	2009
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	$ 5,000	$ —	$ 4,750

F. INVENTORIES

	January 31,	
(in thousands)	2011	2010
Finished goods	$ 988,085	$ 904,523
Raw materials	534,879	450,966
Work-in-process	102,338	72,366
	$ 1,625,302	$ 1,427,855

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G. PROPERTY, PLANT AND EQUIPMENT

	January 31,	
(in thousands)	2011	2010
Land	$ 42,383	$ 42,355
Buildings	104,487	104,535
Leasehold and building improvements	757,633	689,253
Office equipment	388,224	365,516
Furniture and fixtures	194,945	181,572
Machinery and equipment	110,367	108,516
Construction-in-progress	19,603	22,112
	1,617,642	1,513,859
Accumulated depreciation and amortization	(952,054)	(828,758)
	$ 665,588	$ 685,101

The provision for depreciation and amortization for the years ended January 31, 2011, 2010 and 2009 was $149,403,000, $137,705,000 and $137,331,000.

H. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	January 31,	
(in thousands)	2011	2010
Accounts payable – trade	$ 91,313	$ 80,150
Accrued compensation and commissions	60,474	57,638
Accrued sales, withholding and other taxes	15,414	21,148
Other	91,410	72,977
	$ 258,611	$ 231,913

I. DEBT

(in thousands)	2011	January 31, 2010
Short-term borrowings:		
Credit Facility	$ 14,888	$ 22,842
Other revolving credit facilities	24,003	4,800
	$ 38,891	$ 27,642
Long-term debt:		
Senior Notes:		
1998 7.05% Series B, due 2010	$ —	$ 40,000
2002 6.56% Series D, due 2012	62,531	63,005
2008 9.05% Series A, due 2015	104,252	100,982
2009 10.00% Series A, due 2018	50,000	50,000
2009 10.00% Series A, due 2017	125,000	125,000
2009 10.00% Series B, due 2019	125,000	125,000
2010 1.72% Notes, due 2016	121,711	—
4.50% yen loan, due 2011	60,855	55,605
First Series Yen Bonds, due 2010	—	166,815
	649,349	726,407
Less current portion of long-term debt	60,855	206,815
	$ 588,494	$ 519,592

Credit Facility

In July 2009, the Company entered into a $400,000,000 multi-bank, multi-currency, committed unsecured revolving credit facility ("Credit Facility") and can request to increase the commitments up to $500,000,000. The Credit Facility is available for working capital and other corporate purposes and includes specific financial covenants and ratios and limits certain payments, investments and indebtedness, in addition to other requirements customary to such borrowings. Borrowings may currently be made from nine participating banks and are at interest rates based upon local currency borrowing rates plus a margin based on the Company's leverage ratio. There was $385,112,000 available to be borrowed under the Credit Facility at January 31, 2011. The weighted-average interest rate for the Credit Facility was 2.83% and 2.71% at January 31, 2011 and 2010. The Credit Facility will expire in July 2012.

Other Revolving Credit Facilities

The Company had various other revolving credit facilities totaling $46,000,000, of which $24,003,000 was outstanding at January 31, 2011. The weighted-average interest rate at January 31, 2011 was 3.21%. The Company had various other revolving credit facilities totaling $20,000,000, of which $4,800,000 was outstanding at January 31, 2010. The weighted-average interest rate at January 31, 2010 was 2.30%.

1998 7.05% Series B Senior Notes

In 1998, the Company, in private transactions with various institutional lenders, issued, at par, $40,000,000 principal amount 7.05% Series B Senior Notes due December 2010. The proceeds of the issuance were used by the Company for working capital purposes and to repay a portion of the then outstanding short-term indebtedness. The note purchase agreement was unsecured, required lump sum repayments upon maturity, maintenance of specific financial covenants and ratios and limited certain payments, investments and indebtedness, in addition to other requirements customary to such borrowings. The Company repaid the amount outstanding in December 2010.

2002 6.56% Series D Senior Notes

In 2002, the Company, in a private transaction with various institutional lenders, issued, at par, $60,000,000 of 6.56% Series D Senior Notes due July 2012 with lump sum repayments upon maturity. The proceeds of the issuance were used by the Company for general corporate purposes, working capital and to repay previously issued Senior Notes. The note purchase agreement is unsecured, requires maintenance of specific financial covenants and ratios and limits certain changes to indebtedness and the general nature of the business, in addition to other requirements customary to such borrowings. In 2009, the Company entered into an interest rate swap agreement (see "Note J. Hedging Instruments") to effectively convert this fixed rate obligation to a floating rate obligation.

2008 9.05% Series A Senior Notes

In 2008, the Company, in a private transaction with various institutional lenders, issued, at par, $100,000,000 principal amount 9.05% Series A Senior Notes due December 2015. The proceeds of the issuance were used to refinance existing indebtedness and for general corporate purposes. The note purchase agreement is unsecured, requires lump sum repayments upon maturity, and contains covenants that require maintenance of certain debt/equity and interest-coverage ratios, in addition to other requirements customary to such borrowings. The note purchase agreement contains provisions for an uncommitted shelf facility by which the Company may issue, through December 2011, up to an additional $50,000,000 of Senior Notes for up to a 12-year term at a fixed interest rate based on the U.S. Treasury rates available at the time of borrowing plus an applicable credit spread. In 2009, the Company entered into an interest rate swap agreement (see "Note J. Hedging Instruments") to effectively convert this fixed rate obligation to a floating rate obligation.

2009 10.00% Series A Senior Notes

In 2009, the Company, in a private transaction with various institutional lenders, issued, at par, $50,000,000 of 10.00% Series A Senior Notes due April 2018. The proceeds from the issuance are available to refinance existing indebtedness and for general corporate purposes. The agreement requires lump sum repayments upon maturity and includes specific financial covenants and ratios and limits certain payments, investments and indebtedness, in addition to other requirements customary to such borrowings. The note purchase agreement contains provisions for an uncommitted shelf facility by which the Company may issue, through April 2012, up to an additional $100,000,000 of Senior Notes for up to a 12-year term at a fixed interest rate based on the U.S. Treasury rates at the time of borrowing plus an applicable credit spread.

2009 10.00% Series A Senior Notes and 10.00% Series B Senior Notes

In 2009, the Company, in a private transaction, issued, at par, $125,000,000 of 10.00% Series A Senior Notes due February 2017 and $125,000,000 of 10.00% Series B Senior Notes due February 2019. The proceeds from these issuances are available to refinance existing indebtedness and for general corporate purposes. The agreement requires lump sum repayments upon maturity and includes specific financial covenants and ratios and limits certain payments, investments and indebtedness, in addition to other requirements customary to such borrowings.

2010 1.72% Senior Notes

In 2010, the Company, in a private transaction, issued, at par, ¥10,000,000,000 ($121,711,000 at January 31, 2011) of 1.72% Senior Notes due September 2016. The proceeds were used to repay a portion of debt that came due in September 2010. The agreement requires lump sum repayments upon maturity and includes specific financial covenants and ratios and limits certain payments, investments and indebtedness, in addition to other requirements customary to such borrowings.

1996 4.50% Yen Loan

The Company has a ¥5,000,000,000 ($60,855,000 at January 31, 2011), 15-year term loan due April 2011, bearing interest at a rate of 4.50%.

2003 First Series Yen Bonds

In 2003, the Company issued ¥15,000,000,000 of senior unsecured First Series Yen Bonds ("Bonds") due in September 2010 with principal due upon maturity and a fixed coupon rate of 2.02% payable in semi-annual installments. The Bonds were sold in a private transaction to qualified institutional investors in Japan. The proceeds from the issuance were primarily used by the Company to finance the purchase of the land and building housing its store in Tokyo's Ginza shopping district, which was subsequently sold in 2007 in a sale and partial leaseback transaction. The Company repaid the amount outstanding ($178,845,000 at payment date) in September 2010.

Debt Covenants

As of January 31, 2011, the Company was in compliance with all debt covenants. In the event of any default of payment or performance obligations extending beyond applicable cure periods under the provisions of any one of the Credit Facility, Senior Notes and other loan agreements, such agreements may be terminated or payment of the notes accelerated. Further, each of the Credit Facility, Senior Notes and certain other loan agreements contain cross default provisions permitting the termination of the loans, or acceleration of the notes, as the case may be, in the event that any of the Company's other debt obligations are terminated or accelerated prior to the expressed maturity.

Long-Term Debt Maturities

Aggregate maturities of long-term debt as of January 31, 2011 are as follows:

Years Ending January 31,	Amount *(in thousands)*
2012	$ 60,855
2013	62,531
2014	—
2015	—
2016	104,252
Thereafter	421,711
	$ 649,349

Letters of Credit

The Company had letters of credit and financial guarantees of $25,281,000 outstanding at January 31, 2011.

J. HEDGING INSTRUMENTS

Background Information

The Company uses derivative financial instruments, including interest rate swap agreements, forward contracts, put option contracts and net-zero-cost collar arrangements (combination of call and put option contracts) to mitigate its exposures to changes in interest rates, foreign currency and precious metal prices. Derivative instruments are recorded on the consolidated balance sheet at their fair values, as either assets or liabilities, with an offset to current or comprehensive earnings, depending on whether the derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. If a derivative instrument meets certain hedge accounting criteria, the derivative instrument is designated as one of the following on the date the derivative is entered into:

- Fair Value Hedge – A hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment. For fair value hedge transactions, both the effective and ineffective portions of the changes in the fair value of the derivative and changes in the fair value of the item being hedged are recorded in current earnings.

- Cash Flow Hedge – A hedge of the exposure to variability in the cash flows of a recognized asset, liability or a forecasted transaction. For cash flow hedge transactions, the effective portion of the changes in fair value of derivatives are reported as other comprehensive income ("OCI") and are recognized in current earnings in the period or periods during which the hedged transaction affects current earnings. Amounts excluded from the effectiveness calculation and any ineffective portions of the change in fair value of the derivative are recognized in current earnings.

The Company formally documents the nature and relationships between the hedging instruments and hedged items for a derivative to qualify as a hedge at inception and throughout the hedged period. The Company also documents its risk management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss on the derivative financial instrument would be recognized in current earnings. Derivative financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period.

The Company does not use derivative financial instruments for trading or speculative purposes.

Types of Derivative Instruments

Interest Rate Swap Agreements – The Company entered into interest rate swap agreements to effectively convert its fixed rate 2002 Series D and 2008 Series A obligations to floating rate obligations. Since the fair value of the Company's fixed rate long-term debt is sensitive to interest rate changes, the interest rate swap agreements serve as a hedge to changes in the fair value of

FORM 10-K

these debt instruments. The Company is hedging its exposure to changes in interest rates over the remaining maturities of the debt agreements being hedged. The Company accounts for the interest rate swaps as fair value hedges. As of January 31, 2011, the notional amount of interest rate swap agreements outstanding was $160,000,000.

Foreign Exchange Forward and Put Option Contracts – The Company uses foreign exchange forward contracts or put option contracts to offset the foreign currency exchange risks associated with foreign currency-denominated liabilities, intercompany transactions and forecasted purchases of merchandise between entities with differing functional currencies. For put option contracts, if the market exchange rate at the time of the put option contract's expiration is stronger than the contracted exchange rate, the Company allows the put option contract to expire, limiting its loss to the cost of the put option contract. The Company assesses hedge effectiveness based on the total changes in the put option contracts' cash flows. These foreign exchange forward contracts and put option contracts are designated and accounted for as either cash flow hedges or economic hedges that are not designated as hedging instruments.

As of October 31, 2010, the Company de-designated all of its outstanding put option contracts (notional amount of $64,100,000 outstanding at January 31, 2011) and entered into offsetting call option contracts. These put and call option contracts are accounted for as undesignated hedges. Any gains or losses on these de-designated put option contracts are substantially offset by losses or gains on the call option contracts.

As of January 31, 2011, the notional amount of foreign exchange forward contracts accounted for as cash flow hedges was $179,200,000 and the notional amount of foreign exchange forward contracts accounted for as undesignated hedges was $19,258,000. The term of all outstanding foreign exchange forward contracts as of January 31, 2011 ranged from less than one month to 16 months.

Precious Metal Collars & Forward Contracts – The Company periodically hedges a portion of its forecasted purchases of precious metals for use in its internal manufacturing operations in order to minimize the effect of volatility in precious metal prices. The Company may use a combination of call and put option contracts in net-zero-cost collar arrangements ("precious metal collars") or forward contracts. For precious metal collars, if the price of the precious metal at the time of the expiration of the precious metal collar is within the call and put price, the precious metal collar would expire at no cost to the Company. The Company accounts for its precious metal collars and forward contracts as cash flow hedges. The Company assesses hedge effectiveness based on the total changes in the precious metal collars and forward contracts' cash flows. The maximum term over which the Company is hedging its exposure to the variability of future cash flows for all forecasted transactions is 12 months. As of January 31, 2011, there were approximately 2,700 ounces of platinum and no silver precious metal derivative instruments outstanding.

Information on the location and amounts of derivative gains and losses in the Consolidated Statements of Earnings is as follows:

	Years Ended January 31,			
	2011		2010	
(in thousands)	Pre-Tax Gain Recognized in Earnings on Derivatives	Pre-Tax Loss Recognized in Earnings on Hedged Item	Pre-Tax Gain Recognized in Earnings on Derivatives	Pre-Tax Loss Recognized in Earnings on Hedged Item
Derivatives in Fair Value Hedging Relationships:				
Interest rate swap agreements[a]	$ 4,159	$ (3,655)	$ 1,996	$ (1,913)

	Years Ended January 31,			
	2011		2010	
(in thousands)	Pre-Tax (Loss) Gain Recognized in OCI (Effective Portion)	(Loss) Gain Reclassified from Accumulated OCI to Earnings (Effective Portion)	Pre-Tax (Loss) Gain Recognized in OCI (Effective Portion)	(Loss) Gain Reclassified from Accumulated OCI to Earnings (Effective Portion)
Derivatives in Cash Flow Hedging Relationships:				
Foreign exchange forward contracts[c]	$ (2,596)	$ (885)	$ (3,029)	$ (1,675)
Put option contracts[c]	(2,236)	(2,711)	(754)	(3,840)
Precious metal collars[c]	824	(1,036)	2,996	(3,126)
Precious metal forward contracts[c]	3,550	1,728	1,937	28
	$ (458)	$ (2,904)	$ 1,150	$ (8,613)

	Pre-Tax (Loss) Gain Recognized in Earnings on Derivatives	
(in thousands)	Year Ended January 31, 2011	Year Ended January 31, 2010
Derivatives Not Designated as Hedging Instruments:		
Foreign exchange forward contracts[b]	$ (918)[d]	$ (928)[d]
Call option contracts[c]	413	360
Put option contracts[c]	(454)	(436)
	$ (959)	$ (1,004)

[a] The gain or loss recognized in earnings is included within Interest expense and financing costs on the Company's Consolidated Statement of Earnings.

[b] The gain or loss recognized in earnings is included within Other income, net on the Company's Consolidated Statement of Earnings.

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[c] The gain or loss recognized in earnings is included within Cost of Sales on the Company's Consolidated Statement of Earnings.

[d] Gains or losses on the undesignated foreign exchange forward contracts substantially offset foreign exchange losses or gains on the liabilities and transactions being hedged.

Hedging activity affected accumulated other comprehensive loss, net of tax, as follows:

(in thousands)	Years Ended January 31, 2011	2010
Balance at beginning of period	$ (2,607)	$ (8,984)
Losses transferred to earnings, net of tax	1,921	5,511
Change in fair value, net of tax	(506)	866
	$ (1,192)	$ (2,607)

There was no material ineffectiveness related to the Company's hedging instruments for the periods ended January 31, 2011 and 2010. The Company expects approximately $861,000 of net pre-tax derivative losses included in accumulated other comprehensive income at January 31, 2011 will be reclassified into earnings within the next 12 months. This amount will vary due to fluctuations in foreign currency exchange rates and precious metal prices.

For information regarding the location and amount of the derivative instruments in the Consolidated Balance Sheet, refer to "Note K. Fair Value of Financial Instruments."

Concentration of Credit Risk

A number of major international financial institutions are counterparties to the Company's derivative financial instruments. The Company enters into derivative financial instrument agreements only with counterparties meeting certain credit standards (a credit rating of A/A2 or better at the time of the agreement) and limits the amount of agreements or contracts it enters into with any one party. The Company may be exposed to credit losses in the event of non-performance by individual counterparties or the entire group of counterparties.

K. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. U.S. GAAP prescribes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 inputs are considered to carry the most weight within the fair value hierarchy due to the low levels of judgment required in determining fair values.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs reflecting the reporting entity's own assumptions. Level 3 inputs are considered to carry the least weight within the fair value hierarchy due to substantial levels of judgment required in determining fair values.

The Company uses the market approach to measure fair value for its mutual funds, time deposits and derivative instruments. The Company's interest rate swap agreements are primarily valued using the 3-month LIBOR rate. The Company's put and call option contracts, as well as its foreign exchange forward contracts, are primarily valued using the appropriate foreign exchange spot rates. The Company's precious metal collars and forward contracts are primarily valued using the relevant precious metal spot rate. For further information on the Company's hedging instruments and program, see "Note J. Hedging Instruments."

Financial assets and liabilities carried at fair value at January 31, 2011 are classified in the table below in one of the three categories described above:

(in thousands)	Carrying Value	Estimated Fair Value: Level 1	Level 2	Level 3	Total Fair Value
Mutual funds[a]	$ 43,887	$ 43,887	$ —	$ —	$ 43,887
Time deposits[b]	59,280	59,280	—	—	59,280
Derivatives designated as hedging instruments:					
Interest rate swap agreements[a]	6,155	—	6,155	—	6,155
Precious metal forward contracts[c]	753	—	753	—	753
Foreign exchange forward contracts[c]	374	—	374	—	374
Derivatives not designated as hedging instruments:					
Put option contracts[c]	93	—	93	—	93
Foreign exchange forward contracts[c]	205	—	205	—	205
Total financial assets	$ 110,747	$ 103,167	$ 7,580	$ —	$ 110,747

(in thousands)	Carrying Value	Estimated Fair Value: Level 1	Level 2	Level 3	Total Fair Value
Derivatives designated as hedging instruments:					
Foreign exchange forward contracts[d]	$ 2,064	$ —	$ 2,064	$ —	$ 2,064
Derivatives not designated as hedging instruments:					
Call option contracts[d]	92	—	92	—	92
Foreign exchange forward contracts[d]	141	—	141	—	141
Total financial liabilities	$ 2,297	$ —	$ 2,297	$ —	$ 2,297

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FORM 10-K

Financial assets and liabilities carried at fair value at January 31, 2010 are classified in the table below in one of the three categories described above:

(in thousands)	Carrying Value	Estimated Fair Value Level 1	Level 2	Level 3	Total Fair Value
Mutual funds[a]	$ 39,961	$ 39,961	$ —	$ —	$ 39,961
Derivatives designated as hedging instruments:					
Interest rate swap agreements[a]	1,996	—	1,996	—	1,996
Put option contracts[c]	934	—	934	—	934
Precious metal forward contracts[c]	1,720	—	1,720	—	1,720
Derivatives not designated as hedging instruments:					
Foreign exchange forward contracts[c]	161	—	161	—	161
Put option contracts[c]	151	—	151	—	151
Total financial assets	$ 44,923	$ 39,961	$ 4,962	$ —	$ 44,923

(in thousands)	Carrying Value	Estimated Fair Value Level 1	Level 2	Level 3	Total Fair Value
Derivatives designated as hedging instruments:					
Foreign exchange forward contracts[d]	$ 646	$ —	$ 646	$ —	$ 646
Derivatives not designated as hedging instruments:					
Foreign exchange forward contracts[d]	296	—	296	—	296
Call option contracts[d]	151	—	151	—	151
Total financial liabilities	$ 1,093	$ —	$ 1,093	$ —	$ 1,093

[a] Included within Other assets, net on the Company's Consolidated Balance Sheet.
[b] Included within Short-term investments on the Company's Consolidated Balance Sheet.
[c] Included within Prepaid expenses and other current assets on the Company's Consolidated Balance Sheet.
[d] Included within Accounts payable and accrued liabilities on the Company's Consolidated Balance Sheet.

The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates carrying value due to the short-term maturities of these assets and liabilities. The fair value of debt with variable interest rates approximates carrying value. The fair value of debt with fixed interest rates was determined using the quoted market prices of debt instruments with similar terms and maturities. The total carrying value of short-term borrowings and long-term debt was $688,240,000 and $754,049,000 and the corresponding fair value was approximately $750,000,000 and $800,000,000 at January 31, 2011 and 2010.

L. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain office, distribution, retail and manufacturing facilities, land and equipment. Retail store leases may require the payment of minimum rentals and contingent rent based on a percentage of sales exceeding a stipulated amount. The lease agreements, which expire at various dates through 2051, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices.

Rent-free periods and other incentives granted under certain leases and scheduled rent increases are charged to rent expense on a straight-line basis over the related terms of such leases. Lease expense includes predetermined rent escalations (including escalations based on the Consumer Price Index or other indices) and is recorded on a straight-line basis over the term of the lease. Adjustments to indices are treated as contingent rent and recorded in the period that such adjustments are determined.

The Company entered into sale-leaseback arrangements for its Retail Service Center, a distribution and administrative office facility, in 2005 and for the TIFFANY & CO. stores in Tokyo's Ginza shopping district and on London's Old Bond Street in 2007. These sale-leaseback arrangements resulted in total deferred gains of $144,505,000 which will be amortized in SG&A expenses over periods that range from 15 to 20 years. As of January 31, 2011, $124,980,000 of these deferred gains remained to be amortized.

In April 2010, Tiffany committed to a plan to consolidate and relocate its New York headquarters staff to a single location in New York City from three separate locations currently leased in midtown Manhattan. The move is expected to occur in mid-2011 and generate occupancy savings over the term of the 15-year lease. Tiffany intends to sublease its existing properties through the end of their lease terms which run through 2015, but expects to recover only a portion of its rent obligations due to current market conditions. Accordingly, Tiffany anticipates recording expenses of approximately $40,000,000 primarily within SG&A in the consolidated statement of earnings in the fiscal year ending January 31, 2012; this expense is primarily related to the fair value of the remaining non-cancelable lease obligations reduced by the estimated sublease rental income as well as the acceleration of the useful lives of certain property and equipment and incremental rent during the transition period. Additionally, Tiffany incurred expenses of $17,635,000 (primarily in SG&A) during the year ended January 31, 2011 primarily related to the acceleration of the useful lives of certain property and equipment and incremental rent during the transition period. Changes in market conditions may affect the total expenses ultimately recorded.

Rent expense for the Company's operating leases consisted of the following:

	Years Ended January 31,		
(in thousands)	2011	2010	2009
Minimum rent for retail locations	$ 100,214	$ 88,958	$ 74,902
Contingent rent based on sales	52,935	40,498	39,002
Office, distribution and manufacturing facilities and equipment	37,020	28,407	31,391
	$ 190,169	$ 157,863	$ 145,295

Aggregate annual minimum rental payments under non-cancelable operating leases are as follows:

Years Ending January 31,	Annual Minimum Rental Payments *(in thousands)*
2012	$ 151,742
2013	141,701
2014	125,812
2015	111,940
2016	101,721
Thereafter	640,150

Diamond Sourcing Activities

The Company will, from time to time, secure supplies of diamonds by agreeing to purchase a defined portion of a mine's output. Under such arrangements, management anticipates that it will purchase approximately $90,000,000 of rough diamonds in 2011. Purchases beyond 2011 that are contingent upon mine production cannot be reasonably estimated. The Company will also purchase rough diamonds from other suppliers, although there are no contractual obligations to do so.

The Company invested $12,533,000 in Target Resources plc ("Target"), a mining and exploration company operating in Sierra Leone, consisting primarily of common stock, notes receivable and prepaid inventory. In addition, the Company entered into an agreement with Target to purchase, market and sell all diamonds extracted, produced or otherwise recovered from mining operations controlled by Target or its affiliates. As of January 31, 2009, all commitments associated with these investments were fully funded and no further amounts remained available to Target. Target had been experiencing operational and financial difficulties in meeting its forecasts, and the global economic conditions, specifically in the fourth quarter of 2008, caused rough diamond prices to decline sharply which also negatively affected Target's financial results. As a result of those events, management believed there was uncertainty in Target's ability to meet its future financial projections and, therefore, determined that the recoverability of the Company's investments was not probable. During the fourth quarter of 2008, the Company recorded impairment charges of $11,062,000 within SG&A expenses and $1,311,000 in other income, net in the consolidated statement of earnings.

The Company was party to a CDN$35,000,000 ($35,423,000 at January 31, 2008) credit facility and a CDN$8,000,000 ($8,097,000 at January 31, 2008) working capital loan commitment (collectively the "Commitment") to Tahera Diamond Corporation ("Tahera"), a Canadian diamond mining and exploration company, that was impaired in 2007 for the full amount of the Commitment including accrued interest. Indebtedness under the Commitment was secured by certain assets of the mine developed and constructed by Tahera in Nunavut, Canada. During 2008, the Commitment and the liens were assigned for a nominal value to an unrelated third party in exchange for the right to participate in future profits, if any, derived from the exploitation of the assets. In 2009, the Company received $4,442,000 from such third party in full settlement under the terms of the assignment agreement.

Contractual Cash Obligations and Contingent Funding Commitments

At January 31, 2011, the Company's contractual cash obligations and contingent funding commitments were inventory purchases of $305,442,000 (which includes the $90,000,000

FORM 10-K

obligation discussed in Diamond Sourcing Activities above) and other contractual obligations (primarily royalty commitments, construction-in-progress and packaging supplies) of $36,815,000.

Other

The Company operates boutiques in Japanese department stores. The Company has agreements with various department stores in Japan, including four major department store groups: Isetan Mitsukoshi; J. Front Retailing Co. (Daimaru and Matsuzakaya department stores); Takashimaya; and Millennium Retailing Co. (Sogo and Seibu department stores). Sales within Japanese department store boutiques represented 14%, 15% and 15% of net sales for the years ended January 31, 2011, 2010 and 2009. Sales transacted at these retail locations are recognized at the "point of sale." The department store operator (i) provides and maintains boutique facilities; (ii) assumes retail credit and certain other risks; (iii) acts for the Company in the sale of merchandise; and (iv) in certain limited circumstances, provides retail staff and bears the risk of inventory loss. The Company (i) owns and manages the merchandise; (ii) establishes retail prices; and (iii) has merchandising, marketing and display responsibilities. The Company pays the department stores a percentage fee based on sales generated in these locations. Fees paid to Japanese department stores for services and use of facilities totaled $68,540,000, $68,175,000 and $72,012,000 in 2010, 2009 and 2008 and are included in SG&A expenses.

Litigation

The Company is, from time to time, involved in routine litigation incidental to the conduct of its business, including proceedings to protect its trademark rights, litigation with parties claiming infringement of patents and other intellectual property rights by the Company, litigation instituted by persons alleged to have been injured upon premises under the Company's control and litigation with present and former employees and customers. Management believes that such pending litigation will not have a significant effect on the Company's financial position, earnings or cash flows.

M. RELATED PARTIES

The Company's Chairman of the Board and Chief Executive Officer is a member of the Board of Directors of The Bank of New York Mellon, which serves as the Company's lead bank for its Credit Facility, provides other general banking services and serves as the trustee and an investment manager for the Company's pension plan. BNY Mellon Shareowner Services serves as the Company's transfer agent and registrar. Fees paid to the bank for services rendered, interest on debt and premiums on derivative contracts amounted to $1,067,000, $2,090,000 and $1,666,000 in 2010, 2009 and 2008.

N. STOCKHOLDERS' EQUITY

Accumulated Other Comprehensive Loss

(in thousands)	January 31, 2011	2010
Accumulated other comprehensive (loss) gain, net of tax:		
Foreign currency translation adjustments	$ 41,415	$ 16,512
Deferred hedging loss	(1,192)	(2,607)
Unrealized gain (loss) on marketable securities	142	(1,899)
Net unrealized loss on benefit plans	(52,930)	(45,271)
	$ (12,565)	$ (33,265)

Stock Repurchase Program

In January 2008, the Company's Board of Directors amended the existing share repurchase program to extend the expiration date of the program to January 2011 and to authorize the repurchase of up to an additional $500,000,000 of the Company's Common Stock. In January 2011, the Company's Board of Directors approved a new stock repurchase program ("2011 Program") and terminated the previously existing program. The 2011 Program authorizes the Company to repurchase up to $400,000,000 of its Common Stock through open market or private transactions. The 2011 Program expires on January 31, 2013. The timing of repurchases and the actual number of shares to be repurchased depend on a variety of discretionary factors such as stock price, cash-flow forecasts and other market conditions.

The Company's share repurchase activity was as follows:

(in thousands, except per share amounts)	Years Ended January 31, 2011	2010	2009
Cost of repurchases	$ 80,786	$ 467	$ 218,379
Shares repurchased and retired	1,843	11	5,375
Average cost per share	$ 43.83	$ 41.72	$ 40.63

The Company suspended share repurchases during the third quarter of 2008 in order to conserve cash. In January 2010, the Company resumed repurchasing its shares of Common Stock on the open market. At January 31, 2011, there remained $392,019,000 of authorization for future repurchases under the 2011 Program.

Cash Dividends

The Company's Board of Directors declared quarterly dividends on the Company's Common Stock which, on an annual basis, totaled $0.95, $0.68 and $0.66 per common share in 2010, 2009 and 2008.

On February 17, 2011, the Company's Board of Directors declared a quarterly dividend of $0.25 per common share. This dividend will be paid on April 11, 2011 to stockholders of record on March 21, 2011.

O. STOCK COMPENSATION PLANS

The Company has two stock compensation plans under which awards may continue to be made: the Employee Incentive Plan and the Directors Option Plan, both of which were approved by the stockholders. No award may be made under the Employee Incentive Plan after April 30, 2015 and under the Directors Option Plan after May 15, 2018.

Under the Employee Incentive Plan, the maximum number of common shares authorized for issuance was 13,500,000, as amended (subject to adjustment). Awards may be made to employees of the Company or its related companies in the form of stock options, stock appreciation rights, shares of stock (or rights to receive shares of stock) and cash. Awards of shares (or rights to receive shares) reduce the above authorized amount by 1.58 shares for every share delivered pursuant to such an award. Awards made in the form of non-qualified stock options, tax-qualified incentive stock options or stock appreciation rights have a maximum term of 10 years from the grant date and may not be granted for an exercise price below fair market value.

The Company has granted time-vesting restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs") and stock options under the Employee Incentive Plan. Stock options vest in increments of 25% per year over four years. RSUs and PSUs issued to the executive officers vest at the end of a three-year period. RSUs and PSUs issued to other management employees vest in increments of 25% per year over a four-year period. Vesting of all PSUs is contingent on the Company's performance against pre-set objectives established by the Compensation Committee of the Company's Board of Directors. The PSUs and RSUs require no payment from the employee. PSU and RSU payouts will be in shares of Company stock at vesting. Compensation expense is recognized using the fair market value at the date of grant and recorded ratably over the vesting period. However, PSU compensation expense may be adjusted over the vesting period if interim performance objectives are not met. Award holders are not entitled to receive dividends on unvested stock options, PSUs or RSUs.

Under the Directors Option Plan, the maximum number of shares of Common Stock authorized for issuance was 1,000,000 (subject to adjustment); awards may be made to non-employee directors of the Company in the form of stock options or shares of stock but may not exceed 25,000 (subject to adjustment) shares per non-employee director in any fiscal year. Awards of shares (or rights to receive shares) reduce the above authorized amount by 1.58 shares for every share delivered pursuant to such an award. Awards made in the form of stock options may have a maximum term of 10 years from the grant date and may not be granted for an exercise price below fair market value unless the director has agreed to forego all or a portion of his or her annual cash retainer or other fees for service as a director in exchange for below market exercise price options. Director options granted prior to May 15, 2008 vest in increments of 50% per year over a two-year period. Director options granted after May 15, 2008 vest immediately. Director RSUs vest over a one-year period.

The Company uses newly-issued shares to satisfy stock option exercises and vesting of PSUs and RSUs.

The fair value of each option award is estimated on the grant date using a Black-Scholes option valuation model and compensation expense is recognized ratably over the vesting period. The valuation model uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock. The Company uses historical data to estimate the expected term of the option that represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the grant date.

	Years Ended January 31,		
	2011	2010	2009
Dividend yield	1.2%	1.0%	0.7%
Expected volatility	37.9%	38.4%	38.3%
Risk-free interest rate	2.8%	3.1%	2.6%
Expected term in years	7	6	7

A summary of the option activity for the Company's stock option plans is presented below:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value *(in thousands)*
Outstanding at January 31, 2010	6,199,436	$ 34.09	5.01	$41,933
Granted	316,880	56.48		
Exercised	(1,988,621)	33.03		
Forfeited/cancelled	(13,725)	36.21		
Outstanding at January 31, 2011	4,513,970	$ 36.12	5.29	$99,360
Exercisable at January 31, 2011	3,515,970	$ 34.91	4.31	$81,658

The weighted-average grant-date fair value of options granted for the years ended January 31, 2011, 2010 and 2009 was $21.37, $16.06 and $10.18. The total intrinsic value (market value on date of exercise less grant price) of options exercised during the years ended January 31, 2011, 2010 and 2009 was $38,315,000, $15,894,000 and $31,451,000.

A summary of the activity for the Company's RSUs is presented below:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 31, 2010	1,005,071	$ 27.00
Granted	403,908	46.22
Vested	(389,258)	30.62
Forfeited	(72,018)	32.70
Non-vested at January 31, 2011	947,703	$ 33.27

A summary of the activity for the Company's PSUs is presented below:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 31, 2010	1,208,509	$ 34.97
Granted	216,800	55.05
Vested	(3,695)	36.23
Forfeited/cancelled	(303,244)	40.15
Non-vested at January 31, 2011	1,118,370	$ 37.46

The weighted-average grant-date fair value of RSUs granted for the years ended January 31, 2010 and 2009 was $21.05 and $30.16. The weighted-average grant-date fair value of PSUs granted for the years ended January 31, 2010 and 2009 was $41.38 and $21.00.

As of January 31, 2011, there was $57,380,000 of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under the Employee Incentive Plan and Directors Option Plan. The expense is expected to be recognized over a weighted-average period of 2.7 years. The total fair value of RSUs vested during the years ended January 31, 2011, 2010 and 2009 was $20,524,000, $15,288,000 and $11,046,000. The total fair value of PSUs vested during the years ended January 31, 2011, 2010 and 2009 was $174,000, $2,572,000 and $15,215,000.

Total compensation cost for stock-based compensation awards recognized in income and the related income tax benefit was $25,436,000 and $9,181,000 for the year ended January 31, 2011, $23,538,000 and $8,425,000 for the year ended January 31, 2010 and $22,406,000 and $8,032,000 for the year ended January 31, 2009. Total compensation cost capitalized in inventory was not significant.

P. EMPLOYEE BENEFIT PLANS

Pensions and Other Postretirement Benefits

The Company maintains the following pension plans: a noncontributory defined benefit pension plan qualified in accordance with the Internal Revenue Service Code ("Qualified Plan") covering substantially all U.S. employees hired before January 1, 2006, a non-qualified unfunded retirement income plan ("Excess Plan") covering certain employees affected by Internal Revenue Service Code compensation limits, a non-qualified unfunded Supplemental Retirement Income Plan ("SRIP") that covers executive officers of the Company and a non-contributory defined benefit pension plan ("Japan Plan") covering substantially all employees of Tiffany and Company Japan Inc.

Qualified Plan benefits are based on (i) average compensation in the highest paid five years of the last 10 years of employment ("average final compensation") and (ii) the number of years of service. Participants with at least 10 years of service who retire after attaining age 55 may receive reduced retirement benefits. In November 2008, the Qualified Plan was amended to provide for a voluntary enhanced retirement incentive program for those eligible employees who chose to retire on February 1, 2009 (see "Note D. Restructuring Charges"). The Company funds the Qualified Plan's trust in accordance with regulatory limits to provide for current service and for the unfunded benefit obligation over a reasonable period and for current service benefit accruals. The Company made a $40,000,000 cash contribution to the Qualified Plan in 2010 and plans to contribute approximately $25,000,000 in 2011. However, this expectation is subject to change based on asset performance being significantly different than the assumed long-term rate of return on pension assets.

The Qualified Plan excludes all employees hired on or after January 1, 2006. Instead, employees hired on or after January 1, 2006 will be eligible to receive a defined contribution retirement benefit under the Employee Profit Sharing and Retirement Savings ("EPSRS") Plan (see "Employee Profit Sharing and Retirement Savings Plan" below). Employees hired before January 1, 2006 will continue to be eligible for and accrue benefits under the Qualified Plan.

The Excess Plan uses the same retirement benefit formula set forth in the Qualified Plan, but includes earnings that are excluded under the Qualified Plan due to Internal Revenue Service Code qualified pension plan limitations. Benefits payable under the Qualified Plan offset benefits payable under the Excess Plan. Employees vested under the Qualified Plan are vested under the Excess Plan; however, benefits under the Excess Plan are subject to forfeiture if employment is terminated for cause and, for those who leave the Company prior to age 65, if they fail to execute and adhere to non-competition and confidentiality covenants. The Excess Plan allows participants with at least 10 years of service who retire after attaining age 55 to receive reduced retirement benefits. In November 2008, the Excess Plan was amended to provide for a voluntary enhanced retirement incentive program for those eligible employees who chose to retire on February 1, 2009 (see "Note D. Restructuring Charges").

The SRIP supplements the Qualified Plan, Excess Plan and Social Security by providing additional payments upon a participant's retirement. SRIP benefits are determined by a percentage of average final compensation; such percentage increases as specified service plateaus are achieved. Benefits payable under the Qualified Plan, Excess Plan and Social Security offset benefits payable under the SRIP. Under the SRIP, benefits vest when a participant both (i) attains age 55 while employed by the Company and (ii) has provided at least 10 years of service. Early vesting can occur on a change in control. In January 2009, the SRIP was amended to limit the circumstances in which early vesting can occur due to a change in control. Benefits under the SRIP are forfeit if benefits under the Excess Plan are forfeit.

Japan Plan benefits are based on monthly compensation and the number of years of service. Benefits are payable in a lump sum upon retirement, termination, resignation or death if the participant has completed at least three years of service.

The Company accounts for pension expense using the projected unit credit actuarial method for financial reporting purposes. The actuarial present value of the benefit obligation is calculated based on the expected date of separation or retirement of the Company's eligible employees.

The Company provides certain health-care and life insurance benefits ("Other Postretirement Benefits") for retired employees and accrues the cost of providing these benefits throughout the employees' active service period until they attain full eligibility for those benefits. Substantially all of the Company's U.S. full-time employees may become eligible for these benefits if they reach normal or early retirement age while working for the Company. The cost of providing postretirement health-care benefits is shared by the retiree and the Company, with retiree contributions evaluated annually and adjusted in order to maintain the Company/retiree cost-sharing target ratio. The life insurance benefits are noncontributory. The Company's employee and retiree health-care benefits are administered by an insurance company, and premiums on life insurance are based on prior years' claims experience.

Effective with the first quarter of 2008, the Company changed the measurement date for its U.S. employee benefit plans from December 31 to January 31 in accordance with the measurement date provisions of U.S. GAAP. The Company has elected to use a "13-month" approach to proportionally allocate the transition adjustment required. The Company recorded a reduction of $1,114,000 to retained earnings and an increase to accumulated other comprehensive income of $41,000 in the fourth quarter of 2008.

Obligations and Funded Status

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the plans as of the measurement date:

	January 31,			
	Pension Benefits		Other Postretirement Benefits	
(in thousands)	2011	2010	2011	2010
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 382,264	$ 327,837	$ 42,331	$ 36,829
Service cost	12,741	11,444	1,711	1,259
Interest cost	23,860	22,810	2,943	2,641
Participants' contributions	—	—	1,786	1,812
MMA retiree drug subsidy	—	—	116	159
Actuarial loss	30,788	39,290	3,988	3,021
Benefits paid	(18,148)	(19,113)	(3,424)	(3,390)
Translation	1,211	(4)	—	—
Benefit obligation at end of year	432,716	382,264	49,451	42,331
Change in plan assets:				
Fair value of plan assets at beginning of year	201,564	160,314	—	—
Actual return on plan assets	37,921	30,505	—	—
Employer contribution	41,471	29,858	1,522	1,419
Participants' contributions	—	—	1,786	1,812
MMA retiree drug subsidy	—	—	116	159
Benefits paid	(18,148)	(19,113)	(3,424)	(3,390)
Fair value of plan assets at end of year	262,808	201,564	—	—
Funded status at end of year	$ (169,908)	$ (180,700)	$ (49,451)	$ (42,331)

The following tables provide additional information regarding the Company's pension plans' projected benefit obligations and assets (included in pension benefits in the table above) and accumulated benefit obligation:

	January 31, 2011			
(in thousands)	Qualified	Excess/SRIP	Japan	Total
Projected benefit obligation	$ 348,724	$ 69,560	$ 14,432	$ 432,716
Fair value of plan assets	262,808	—	—	262,808
Funded status	$ (85,916)	$ (69,560)	$ (14,432)	$ (169,908)
Accumulated benefit obligation	$ 312,966	$ 40,215	$ 11,756	$ 364,937

FORM 10-K

(in thousands)	Qualified	Excess/SRIP	Japan	Total
				January 31, 2010
Projected benefit obligation	$ 316,080	$ 54,012	$ 12,172	$ 382,264
Fair value of plan assets	201,564	—	—	201,564
Funded status	$ (114,516)	$ (54,012)	$ (12,172)	$ (180,700)
Accumulated benefit obligation	$ 282,579	$ 30,905	$ 8,859	$ 322,343

At January 31, 2011, the Company had a current liability of $1,924,000 and a non-current liability of $217,435,000 for pension and other postretirement benefits. At January 31, 2010, the Company had a current liability of $3,755,000 and a non-current liability of $219,276,000 for pension and other postretirement benefits.

Amounts recognized in accumulated other comprehensive loss consist of:

	January 31,			
	Pension Benefits		Other Postretirement Benefits	
(in thousands)	2011	2010	2011	2010
Net actuarial loss (gain)	$ 86,934	$ 79,137	$ 3,360	$ (627)
Prior service cost (credit)	3,712	4,790	(6,375)	(7,034)
Deferred income tax (benefit) expense	(35,484)	(33,385)	783	2,390
	$ 55,162	$ 50,542	$ (2,232)	$ (5,271)

The estimated pre-tax amount that will be amortized from accumulated other comprehensive loss into net periodic benefit cost within the next 12 months is as follows:

(in thousands)	Pension Benefits	Other Postretirement Benefits
Net actuarial loss	$ 5,291	$ 12
Prior service cost (credit)	1,065	(659)
	$ 6,356	$ (647)

FORM 10-K

Net Periodic Benefit Cost

Net periodic pension and other postretirement benefit expense included the following components:

	Years Ended January 31,					
	Pension Benefits			Other Postretirement Benefits		
(in thousands)	2011	2010	2009	2011	2010	2009
Net Periodic Benefit Cost:						
Service cost	$12,741	$11,444	$16,712	$ 1,711	$ 1,259	$ 1,663
Interest cost	23,860	22,810	17,516	2,943	2,641	1,811
Expected return on plan assets	(17,568)	(14,591)	(15,660)	—	—	—
Amortization of prior service cost	1,078	1,077	1,282	(659)	(659)	(790)
Amortization of net loss (gain)	2,886	(84)	645	1	—	—
Settlement loss	—	191	—	—	—	—
Curtailment loss (gain)	—	—	638	—	—	(1,511)
Special termination benefits	—	—	56,811	—	—	6,992
Net expense	$22,997	$20,847	$77,944	$ 3,996	$ 3,241	$ 8,165

During the fourth quarter of 2008, the Company recorded a net curtailment gain of $873,000 and special termination benefits of $63,803,000 on its pension and postretirement plans resulting from the overall reduction in the Company's staffing levels (see "Note D. Restructuring Charges").

Other Amounts Recognized in Other Comprehensive Earnings

Changes in plan assets and benefit obligations recognized in other comprehensive earnings are as follows:

	Year Ended January 31, 2011	
(in thousands)	Pension Benefits	Other Postretirement Benefits
Net expense	$ 22,997	$ 3,996
Net actuarial loss	$ 10,583	$ 3,988
Recognized actuarial loss	(2,886)	(1)
Recognized prior service (cost) credit	(1,078)	659
Translation	100	—
Total recognized in other comprehensive earnings	$ 6,719	$ 4,646
Total recognized in net periodic benefit cost and other comprehensive earnings	$ 29,716	$ 8,642

FORM 10-K

(in thousands)	Year Ended January 31, 2010 Pension Benefits	Other Postretirement Benefits
Net expense	$ 20,847	$ 3,241
Net actuarial loss	$ 23,044	$ 3,019
Recognized actuarial gain	84	—
Recognized prior service (cost) credit	(1,077)	659
Translation	(4)	—
Total recognized in other comprehensive earnings	$ 22,047	$ 3,678
Total recognized in net periodic benefit cost and other comprehensive earnings	$ 42,894	$ 6,919

Assumptions

Weighted-average assumptions used to determine benefit obligations:

	January 31, 2011	2010
Discount rate:		
Qualified Plan	6.00%	6.50%
Excess Plan/SRIP	6.00%	6.75%
Japan Plan	1.75%	3.00%
Other Postretirement Benefits	6.25%	6.75%
Rate of increase in compensation:		
Qualified Plan	3.50%	3.75%
Excess Plan	5.00%	5.25%
SRIP	8.00%	8.25%
Japan Plan	1.25%	2.50%

Weighted-average assumptions used to determine net periodic benefit cost:

	Years Ended January 31, 2011	2010	2009
Discount rate:			
Qualified Plan	6.50%	7.25%	6.50%
Excess Plan/SRIP	6.75%	7.50%	6.50%
Japan Plan	3.00%	2.75%	2.75%
Other Postretirement Benefits	6.75%	7.25%	6.50%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of increase in compensation:			
Qualified Plan	3.75%	4.00%	4.00%
Excess Plan	5.25%	5.50%	5.50%
SRIP	8.25%	8.50%	8.50%
Japan Plan	2.50%	2.25%	2.25%

The expected long-term rate of return on Qualified Plan assets is selected by taking into account the average rate of return expected on the funds invested or to be invested to provide for benefits included in the projected benefit obligation. More specifically, consideration is given to the expected rates of return (including reinvestment asset return rates) based upon the plan's current asset mix, investment strategy and the historical performance of plan assets.

For postretirement benefit measurement purposes, 9.00% (for pre-age 65 retirees) and 7.50% (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 2011. The rates were assumed to decrease gradually to 5.00% by 2019 and remain at that level thereafter.

Assumed health-care cost trend rates affect amounts reported for the Company's postretirement health-care benefits plan. A one-percentage-point change in the assumed health-care cost trend rate would not have a significant effect on the Company's accumulated postretirement benefit obligation or the aggregate service and interest cost components of the 2010 postretirement expense.

Plan Assets

The Company's investment objectives, related to Qualified Plan assets, are the preservation of principal and the achievement of a reasonable rate of return over time. The Qualified Plan's assets are allocated based on an expectation that equity securities will outperform debt securities over the long term. The Company's target asset allocations are as follows: 60% – 70% in equity securities; 20% – 30% in debt securities; and 5% – 15% in other securities. The Company attempts to mitigate investment risk by rebalancing asset allocation periodically.

The fair value of the Company's Qualified Plan assets at January 31, 2011 and 2010 by asset category is as follows:

		Fair Value Measurements Using Inputs Considered as*		
(in thousands)	Fair Value at January 31, 2011	Level 1	Level 2	Level 3
Equity securities:				
Common/collective trusts[a]	$ 194,708	$ —	$ 194,708	$ —
Fixed income securities:				
Government bonds	24,045	18,334	5,711	—
Corporate bonds	22,996	—	22,996	—
Mortgage obligations	7,932	—	7,932	—
Other types of investments:				
Limited partnerships	13,059	—	—	13,059
Multi-strategy hedge fund	68	—	—	68
	$ 262,808	$ 18,334	$ 231,347	$ 13,127

FORM 10-K

FORM 10-K

(in thousands)	Fair Value at January 31, 2010	Fair Value Measurements Using Inputs Considered as* Level 1	Level 2	Level 3
Equity securities:				
Common/collective trusts[a]	$ 135,425	$ —	$ 135,425	$ —
Fixed income securities:				
Government bonds	27,491	18,627	8,864	—
Corporate bonds	24,320	—	24,320	—
Mortgage obligations	2,045	—	2,045	—
Other types of investments:				
Limited partnerships	11,692	—	—	11,692
Multi-strategy hedge fund	591	—	—	591
	$ 201,564	$ 18,627	$ 170,654	$ 12,283

* See Note K – Fair Value of Financial Instruments for a description of the levels of inputs.

[a] Common/collective trusts include investments in U.S. and international large, middle and small capitalization equities.

(in thousands)	Limited partnerships	Multi-strategy hedge fund
Beginning balance at February 1, 2009	$ 15,774	$ 1,613
Unrealized (loss) gain, net	(4,716)	126
Realized loss, net	(85)	(379)
Purchases, sales and settlements, net	719	(769)
Ending balance at January 31, 2010	11,692	591
Unrealized gain (loss), net	1,234	(94)
Realized gain (loss), net	33	(197)
Purchases, sales and settlements, net	100	(232)
Ending balance at January 31, 2011	$ 13,059	$ 68

Valuation Techniques

Investments in common/collective trusts are stated at estimated fair value which represents the net asset value of shares held by the Qualified Plan as reported by the investment advisor. Investments in limited partnerships are valued at estimated fair value based on financial information received from the investment advisor and/or general partner. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.

Securities traded on the national securities exchange (certain government bonds) are valued at the last reported sales price or closing price on the last business day of the fiscal year. Investments traded in the over-the-counter market and listed securities for which no sales were reported (certain government bonds, corporate bonds and mortgage obligations) are valued at the last reported bid price.

Investments in multi-strategy hedge funds are valued at fair value, generally at an amount equal to the net asset value of the investment in the underlying funds as determined by the underlying fund's general partner or manager. If no such information is available, a value is determined by the investment manager.

Benefit Payments

The Company expects the following future benefit payments to be paid:

Years Ending January 31,	Pension Benefits *(in thousands)*	Other Postretirement Benefits *(in thousands)*
2012	$ 18,647	$ 2,649
2013	18,711	2,657
2014	18,705	2,582
2015	19,110	2,589
2016	19,771	2,541
2017–2021	120,847	12,700

Employee Profit Sharing and Retirement Savings Plan

The Company maintains an EPSRS Plan that covers substantially all U.S.-based employees. Under the profit-sharing feature of the EPSRS Plan, the Company makes contributions, in the form of newly-issued Company Common Stock, to the employees' accounts based on the achievement of certain targeted earnings objectives established by, or as otherwise determined by, the Company's Board of Directors. The Company recorded expense of $4,500,000 and $5,000,000 in 2010 and 2009. The Company did not meet its targeted earnings objectives in 2008 and, therefore, did not record any expense. Under the retirement savings feature of the EPSRS Plan, employees who meet certain eligibility requirements may participate by contributing up to 15% of their annual compensation, and the Company may provide up to a 50% matching cash contribution up to 6% of each participant's total compensation. The Company recorded expense of $6,016,000, $5,506,000 and $7,440,000 in 2010, 2009 and 2008. Contributions to both features of the EPSRS Plan are made in the following year.

Under the profit-sharing feature of the EPSRS Plan, the Company's stock contribution is required to be maintained in such stock until the employee has two or more years of service, at which time the employee may diversify his or her Company stock account into other investment options provided under the plan. Under the retirement savings portion of the EPSRS Plan, the employees have the ability to elect to invest their contribution and the matching contribution in Company stock. At January 31, 2011, investments in Company stock represented 29% of total EPSRS Plan assets.

The EPSRS Plan provides a defined contribution retirement benefit ("DCRB") to eligible employees hired on or after January 1, 2006 (see "Pensions and Other Postretirement Benefits" above). Under the DCRB, the Company makes contributions each year to each employee's account at a rate based upon age and years of service. These contributions are deposited into individual accounts set up in each employee's name to be invested in a manner similar to the retirement savings portion of the EPSRS Plan. The Company recorded expense of $1,866,000, $1,685,000 and $1,606,000 in 2010, 2009 and 2008.

Deferred Compensation Plan

The Company has a non-qualified deferred compensation plan for directors, executives and certain management employees, whereby eligible participants may defer a portion of their compensation for payment at specified future dates, upon retirement, death or termination of employment. The deferred compensation is adjusted to reflect performance, whether positive or negative, of selected investment options chosen by each participant during the deferral period. The amounts accrued under the plans were $21,232,000 and $18,611,000 at January 31, 2011 and 2010, and are reflected in other long-term liabilities. The Company does not promise or guarantee any rate of return on amounts deferred.

Q. INCOME TAXES

Earnings from continuing operations before income taxes consisted of the following:

	Years Ended January 31,		
(in thousands)	2011	2010	2009
United States	$ 352,126	$ 226,347	$ 228,303
Foreign	195,308	163,627	137,456
	$ 547,434	$ 389,974	$ 365,759

Components of the provision for income taxes were as follows:

	Years Ended January 31,		
(in thousands)	2011	2010	2009
Current:			
Federal	$ 149,815	$ 73,948	$ 58,432
State	36,580	25,927	15,650
Foreign	52,968	39,262	44,896
	239,363	139,137	118,978
Deferred:			
Federal	(52,452)	(17,711)	10,679
State	(8,220)	(8,931)	5,978
Foreign	340	11,803	(2,031)
	(60,332)	(14,839)	14,626
	$ 179,031	$ 124,298	$ 133,604

Reconciliations of the provision for income taxes at the statutory Federal income tax rate to the Company's effective income tax rate were as follows:

	Years Ended January 31,		
	2011	2010	2009
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal benefit	2.8	2.4	3.7
Foreign losses with no tax benefit	0.6	1.3	2.5
Undistributed foreign earnings	(4.0)	(3.4)	(4.8)
Net change in uncertain tax positions	0.3	(1.7)	1.2
Domestic manufacturing deduction	(1.2)	(1.0)	(0.9)
Other	(0.8)	(0.7)	(0.2)
	32.7%	31.9%	36.5%

FORM 10-K

The Company has the intent to indefinitely reinvest any undistributed earnings of primarily all foreign subsidiaries. As of January 31, 2011 and 2010, the Company has not provided deferred taxes on approximately $345,000,000 and $226,000,000 of undistributed earnings. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. U.S. Federal income taxes of approximately $67,800,000 and $40,700,000 would be incurred if these earnings were distributed.

Deferred tax assets (liabilities) consisted of the following:

(in thousands)	January 31, 2011	January 31, 2010
Deferred tax assets:		
Pension/postretirement benefits	$ 85,302	$ 76,778
Accrued expenses	29,120	23,365
Share-based compensation	25,093	27,934
Depreciation	27,775	20,354
Foreign and state net operating losses	23,438	28,863
Sale-leaseback	80,829	81,951
Inventory	3,824	—
Other	39,407	31,524
	314,788	290,769
Valuation allowance	(22,579)	(24,433)
	292,209	266,336
Deferred tax liabilities:		
Inventory	—	(27,131)
Foreign tax credit	(45,704)	(50,233)
Other	(2,628)	—
	(48,332)	(77,364)
Net deferred tax asset	$ 243,877	$ 188,972

The Company has recorded a valuation allowance against certain deferred tax assets related to state and foreign net operating loss carryforwards where management has determined it is more likely than not that deferred tax assets will not be realized in the future. The overall valuation allowance relates to tax loss carryforwards and temporary differences for which no benefit is expected to be realized. Tax loss carryforwards of approximately $21,000,000 and $87,000,000 exist in certain state and foreign jurisdictions. Whereas some of these tax loss carryforwards do not have an expiration date, others expire at various times from January 2012 through January 2031.

The Company recognizes interest expense and penalties related to unrecognized tax benefits within the provision for income taxes in the accompanying consolidated statement of earnings. During the years ended January 31, 2011, 2010 and 2009, the Company recognized approximately $1,184,000, ($3,112,000) and $3,497,000 of expense/(income) associated with interest and penalties. Accrued interest and penalties are included within accounts payable and accrued liabilities and other long-term liabilities in the consolidated balance sheet, and were $4,189,000 and $3,305,000 at January 31, 2011 and 2010.

FORM 10-K

The following table reconciles the unrecognized tax benefits:

		January 31,	
(in thousands)	2011	2010	2009
Unrecognized tax benefits at beginning of year	$ 32,226	$ 48,016	$ 30,306
Gross increases – tax positions in prior period	2,367	5,256	10,161
Gross decreases – tax positions in prior period	(2,003)	(12,478)	(1,125)
Gross increases – current period tax positions	3,241	6,441	8,888
Settlements	(1,394)	(3,518)	(214)
Lapse of statute of limitations	(2,164)	(11,491)	—
Unrecognized tax benefits at end of year	$ 32,273	$ 32,226	$ 48,016

Included in the balance of unrecognized tax benefits at January 31, 2011, 2010 and 2009 are $11,605,000, $12,355,000 and $18,632,000 of tax benefits that, if recognized, would affect the effective income tax rate.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. As a matter of course, various taxing authorities regularly audit the Company. The Company's tax filings are currently being examined by tax authorities in jurisdictions where its subsidiaries have a material presence, including New York state (tax years 2004–2007), New York City (tax years 2006–2008) and by the Internal Revenue Service (tax years 2007–2009). Tax years from 2004–present are open to examination in U.S. Federal and various state, local and foreign jurisdictions. The Company believes that its tax positions comply with applicable tax laws and that it has adequately provided for these matters. However, the audits may result in proposed assessments where the ultimate resolution may result in the Company owing additional taxes. The Company does not anticipate any material changes to the total gross amount of unrecognized income tax benefits over the next 12 months. Future developments may result in a change in this assessment.

FORM 10-K

R. SEGMENT INFORMATION

The Company's products are primarily sold in TIFFANY & CO. retail locations around the world. Net sales by geographic area are presented by attributing revenues from external customers on the basis of the country in which the merchandise is sold.

In deciding how to allocate resources and assess performance, the Company's Chief Operating Decision Maker ("CODM") regularly evaluates the performance of its reportable segments on the basis of net sales and earnings from continuing operations, after the elimination of inter-segment sales and transfers. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Effective with the first quarter of 2010, management has changed the Company's segment reporting in order to align with a change in its organizational and management reporting structure. Specifically, the Company is now reporting results in Japan separately from the rest of the Asia-Pacific region, and results for certain "emerging market" countries that were previously included in the Europe and Asia-Pacific segments are now included in the "Other" non-reportable segment. Prior year results have been revised to reflect this change.

Certain information relating to the Company's segments is set forth below:

(in thousands)	Years Ended January 31, 2011	2010	2009
Net sales:			
Americas	$ 1,574,571	$ 1,410,845	$ 1,586,636
Asia-Pacific	549,197	426,296	363,095
Japan	546,537	512,989	533,474
Europe	360,831	306,321	273,093
Total reportable segments	3,031,136	2,656,451	2,756,298
Other	54,154	53,253	92,561
	$ 3,085,290	$ 2,709,704	$ 2,848,859
Earnings (losses) from continuing operations: *			
Americas	$ 340,331	$ 263,470	$ 317,964
Asia-Pacific	133,448	100,690	88,724
Japan	162,800	139,519	141,802
Europe	88,309	60,102	52,021
Total reportable segments	724,888	563,781	600,511
Other	3,358	(8,767)	4,938
	$ 728,246	$ 555,014	$ 605,449

* Represents earnings (losses) from continuing operations before unallocated corporate expenses, other operating income, other operating expense, restructuring charges and interest expense, financing costs and other income, net.

The Company's CODM does not evaluate the performance of the Company's assets on a segment basis for internal management reporting and, therefore, such information is not presented.

The following table sets forth reconciliations of the segments' earnings from continuing operations to the Company's consolidated earnings from continuing operations before income taxes:

(in thousands)	Years Ended January 31, 2011	2010	2009
Earnings from continuing operations for segments	$ 728,246	$ 555,014	$ 605,449
Unallocated corporate expenses	(115,830)	(114,964)	(101,889)
Restructuring charges	—	—	(97,839)
Other operating income	—	4,442	—
Other operating expense	(17,635)	(4,000)	(11,062)
Interest expense, financing costs and other income, net	(47,347)	(50,518)	(28,900)
Earnings from continuing operations before income taxes	$ 547,434	$ 389,974	$ 365,759

Unallocated corporate expenses includes certain costs related to administrative support functions which the Company does not allocate to its segments. Such unallocated costs include those for centralized information technology, finance, legal and human resources departments.

FORM 10-K

Restructuring charges for the year ended January 31, 2009 represent a $97,839,000 pre-tax charge associated with the Company's staffing reduction initiatives (see "Note D. Restructuring Charges").

Other operating income for the year ended January 31, 2010 represents $4,442,000 of income received in connection with the assignment of the Tahera commitments and liens to an unrelated third party (see "Note L. Commitments and Contingencies").

Other operating expense for the year ended January 31, 2011 represents $17,635,000 of expense related to Tiffany's plan to consolidate and relocate its New York headquarters staff to a single location (see "Note L. Commitments and Contingencies"). Other operating expense for the year ended January 31, 2010 represents $4,000,000 paid to terminate a third-party management agreement (see "Note C. Acquisitions and Dispositions"). Other operating expense for the year ended January 31, 2009 represents the $11,062,000 pre-tax impairment charge related to the Company's investment in Target (see "Note L. Commitments and Contingencies").

FORM 10-K

Sales to unaffiliated customers and long-lived assets by geographic areas were as follows:

	Years Ended January 31,		
(in thousands)	2011	2010	2009
Net sales:			
United States	$ 1,484,505	$ 1,338,216	$ 1,535,893
Japan	546,537	512,989	533,474
Other countries	1,054,248	858,499	779,492
	$ 3,085,290	$ 2,709,704	$ 2,848,859
Long-lived assets:			
United States	$ 529,763	$ 560,450	$ 626,140
Japan	31,729	34,334	39,524
Other countries	135,486	121,558	106,587
	$ 696,978	$ 716,342	$ 772,251

Classes of Similar Products

	Years Ended January 31,		
(in thousands)	2011	2010	2009
Net sales:			
Statement, fine and solitaire jewelry	$ 481,780	$ 385,250	$ 420,663
Engagement jewelry and wedding bands	853,483	730,645	740,309
Silver and gold jewelry	982,759	912,057	851,080
Designer jewelry	489,618	427,139	477,296
All other	277,650	254,613	359,511
	$ 3,085,290	$ 2,709,704	$ 2,848,859

Certain reclassifications have been made to the prior years' classes of similar products to conform to the current year presentation.

S. QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)	2010 Quarters Ended			
	April 30 [a, b]	July 31 [b]	October 31 [b]	January 31 [b]
Net sales	$ 633,586	$ 668,760	$ 681,729	$ 1,101,215
Gross profit	365,978	386,752	398,571	670,977
Earnings from continuing operations	105,417	113,606	97,578	278,180
Net earnings from continuing operations	64,425	67,675	55,079	181,224
Net earnings	64,425	67,675	55,079	181,224
Net earnings from continuing operations per share:				
Basic	$ 0.51	$ 0.53	$ 0.44	$ 1.43
Diluted	$ 0.50	$ 0.53	$ 0.43	$ 1.41
Net earnings per share:				
Basic	$ 0.51	$ 0.53	$ 0.44	$ 1.43
Diluted	$ 0.50	$ 0.53	$ 0.43	$ 1.41

[a] Includes a net income tax benefit of $3,096,000 primarily due to a change in the tax status of certain subsidiaries associated with the acquisition in 2009 of additional equity interests in diamond sourcing and polishing operations, which benefited net earnings from continuing operations per diluted share and net earnings per diluted share by $0.02 in the quarter.

[b] Includes pre-tax charges of $860,000, $3,945,000, $6,421,000 and $6,409,000, for the quarters ended April 30, July 31, October 31 and January 31, which reduced net earnings from continuing operations per diluted share and net earnings per diluted share by less than $0.01, $0.02, $0.03 and $0.03 in the respective quarters, associated with Tiffany's plan to consolidate its New York headquarters staff within a single location (see "Note L. Commitments and Contingencies").

(in thousands, except per share amounts)	2009 Quarters Ended			
	April 30	July 31 [a]	October 31 [b]	January 31
Net sales	$ 517,615	$ 612,493	$ 598,212	$ 981,384
Gross profit	289,219	337,452	327,803	575,745
Earnings from continuing operations	59,514	89,554	66,817	224,607
Net earnings from continuing operations	27,443	56,717	43,309	138,207
Net earnings	24,341	56,776	43,339	140,367
Net earnings from continuing operations per share:				
Basic	$ 0.22	$ 0.46	$ 0.35	$ 1.10
Diluted	$ 0.22	$ 0.46	$ 0.34	$ 1.09
Net earnings per share:				
Basic	$ 0.20	$ 0.46	$ 0.35	$ 1.12
Diluted	$ 0.20	$ 0.46	$ 0.35	$ 1.10

[a] Includes (i) $5,662,000 tax benefit associated with favorable reserve adjustments relating to the settlement of certain tax audits and (ii) $4,442,000 pre-tax income in connection with the assignment of the Tahera commitments and liens to an unrelated third party (see "Note L. Commitments and Contingencies"), which in total benefited net earnings from continuing operations and net earnings by $0.07 per diluted share in the quarter.

[b] Includes (i) $5,558,000 tax benefit associated with favorable reserve adjustments relating to the expiration of statutory periods and (ii) $4,000,000 pre-tax expense related to the termination of a third-party management agreement (see "Note C. Acquisitions and Dispositions"), which in total benefited net earnings from continuing operations and net earnings by $0.01 per diluted share in the quarter.

The sum of the quarterly net earnings per share amounts in the above tables may not equal the full-year amount since the computations of the weighted-average number of common-equivalent shares outstanding for each quarter and the full year are made independently.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

NONE

Item 9A. Controls and Procedures.

DISCLOSURE CONTROLS AND PROCEDURES

Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), the Registrant's chief executive officer and chief financial officer concluded that, as of the end of the period covered by this report, the Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

In the ordinary course of business, the Registrant reviews its system of internal control over financial reporting and makes changes to its systems and processes to improve controls and increase efficiency, while ensuring that the Registrant maintains an effective internal control environment. Changes may include such activities as implementing new, more efficient systems and automating manual processes.

The Registrant's chief executive officer and chief financial officer have determined that there have been no changes in the Registrant's internal control over financial reporting during the period covered by this report identified in connection with the evaluation described above that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

The Registrant's management, including its chief executive officer and chief financial officer, necessarily applied their judgment in assessing the costs and benefits of such controls and procedures. By their nature, such controls and procedures cannot provide absolute certainty, but can provide reasonable assurance regarding management's control objectives. Our chief executive officer and our chief financial officer have concluded that the Registrant's disclosure controls and procedures are (i) designed to provide such reasonable assurance and (ii) are effective at that reasonable assurance level.

Report of Management

Management's Responsibility for Financial Information. The Company's consolidated financial statements were prepared by management, who are responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on management's best estimates and judgments.

Management is further responsible for maintaining a system of internal accounting control designed to provide reasonable assurance that the Company's assets are adequately safeguarded, and that the accounting records reflect transactions executed in accordance with management's authorization. The system of internal control is continually reviewed and is augmented by written policies and procedures, the careful selection and training of qualified personnel and a program of internal audit.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their report is shown on page K-43.
The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with financial management and the independent registered public accounting firm to discuss specific accounting, financial reporting and internal control matters. Both the independent registered public accounting firm and the internal auditors have full and free access to the Audit Committee. Each year the Audit Committee selects the firm that is to perform audit services for the Company.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a – 15(f). Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that internal control over financial reporting was effective as of January 31, 2011 based on criteria in Internal Control – Integrated Framework issued by the COSO. The effectiveness of the Company's internal control over financial reporting as of January 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is shown on page K-43.

/s/ Michael J. Kowalski
Chairman of the Board and Chief Executive Officer

/s/ James N. Fernandez
Executive Vice President and Chief Financial Officer

Item 9B. Other Information.

NONE

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Incorporated by reference from the sections titled "Ownership by Directors, Director Nominees and Executive Officers," "Compliance of Directors, Executive Officers and Greater-Than-Ten-Percent Stockholders with Section 16(a) Beneficial Ownership Reporting Requirements" and "DISCUSSION OF PROPOSALS PRESENTED BY THE BOARD. Item 1. Election of Directors" in Registrant's Proxy Statement dated April 8, 2011.

CODE OF ETHICS AND OTHER CORPORATE GOVERNANCE DISCLOSURES

Registrant has adopted a Code of Business and Ethical Conduct for its Directors, Chief Executive Officer, Chief Financial Officer and all other officers of the Registrant. A copy of this Code is posted on the corporate governance section of the Registrant's website, http://investor.tiffany.com/governance.cfm; go to "Code of Conduct." The Registrant will also provide a copy of the Code of Business and Ethical Conduct to stockholders upon request.

See Registrant's Proxy Statement dated April 8, 2011, for information within the section titled "Business Conduct Policy and Code of Ethics."

FORM 10-K

Item 11. Executive Compensation.

Incorporated by reference from the section titled "COMPENSATION OF THE CEO AND OTHER EXECUTIVE OFFICERS" in Registrant's Proxy Statement dated April 8, 2011.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Incorporated by reference from the section titled "OWNERSHIP OF THE COMPANY" in Registrant's Proxy Statement dated April 8, 2011.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

See Executive Officers of the Registrant and Board of Directors information incorporated by reference from the sections titled "Independent Directors Constitute a Majority of the Board," "TRANSACTIONS WITH RELATED PERSONS" and "EXECUTIVE OFFICERS OF THE COMPANY" in Registrant's Proxy Statement dated April 8, 2011.

Item 14. Principal Accounting Fees and Services.

Incorporated by reference from the section titled "Fees and Services of PricewaterhouseCoopers LLP" in Registrant's Proxy Statement dated April 8, 2011.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) List of Documents Filed As Part of This Report:

1. Financial Statements

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as of January 31, 2011 and 2010.

Consolidated Statements of Earnings for the years ended January 31, 2011, 2010 and 2009.

Consolidated Statements of Stockholders' Equity and Comprehensive Earnings for the years ended January 31, 2011, 2010 and 2009.

Consolidated Statements of Cash Flows for the years ended January 31, 2011, 2010 and 2009.

Notes to Consolidated Financial Statements.

2. Financial Statement Schedules

The following financial statement schedule should be read in conjunction with the Consolidated Financial Statements:

Schedule II - Valuation and Qualifying Accounts and Reserves.

All other schedules have been omitted since they are neither applicable nor required, or because the information required is included in the consolidated financial statements and notes thereto.

3. Exhibits

The following exhibits have been filed with the Securities and Exchange Commission, but are not attached to copies of this Annual Report on Form 10-K other than complete copies filed with said Commission and the New York Stock Exchange:

Exhibit	Description
3.1	Restated Certificate of Incorporation of Registrant. Incorporated by reference from Exhibit 3.1 to Registrant's Report on Form 8-K dated May 16, 1996, as amended by the Certificate of Amendment of Certificate of Incorporation dated May 20, 1999. Incorporated by reference from Exhibit 3.1 filed with Registrant's Report on Form 10-Q for the Fiscal Quarter ended July 31, 1999.
3.1a	Amendment to Certificate of Incorporation of Registrant dated May 18, 2000. Previously filed as Exhibit 3.1b to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2001.
3.2	Restated By-Laws of Registrant, as last amended July 19, 2007. Incorporated by reference from Exhibit 3.2 to Registrant's Report on Form 8-K dated July 20, 2007.

FORM 10-K

Exhibit	Description
10.122	Agreement dated as of April 3, 1996 among American Family Life Assurance Company of Columbus, Japan Branch, Tiffany & Co. Japan, Inc., Japan Branch, and Registrant, as Guarantor, for yen 5,000,000,000 Loan Due 2011. Incorporated by reference from Exhibit 10.122 filed with Registrant's Report on Form 10-Q for the Fiscal Quarter ended April 30, 1996.
10.122a	Amendment No. 1 to the Agreement referred to in Exhibit 10.122 above dated November 18, 1998. Incorporated by reference from Exhibit 10.122a filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.
10.122b	Guarantee by Tiffany & Co. of the obligations under the Agreement referred to in Exhibit 10.122 above dated April 30, 1996. Incorporated by reference from Exhibit 10.122b filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.122c	Amendment No. 2 to Guarantee referred to in Exhibit 10.122b above, dated October 15, 1999. Incorporated by reference from Exhibit 10.122c filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.122d	Amendment No. 3 to Guarantee referred to in Exhibit 10.122b above, dated July 16, 2002. Incorporated by reference from Exhibit 10.122d filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.122e	Amendment No. 4 to Guarantee referred to in Exhibit 10.122b above, dated December 9, 2005. Incorporated by reference from Exhibit 10.122e filed with Registrant's Report on Form 10-K for the Fiscal Year ended January 31, 2006.
10.122f	Amendment No. 5 to Guarantee referred to in Exhibit 10.122b above, dated May 31, 2006. Incorporated by reference from Exhibit 10.122f filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2007.
10.123	Agreement made effective as of February 1, 1997 by and between Tiffany and Elsa Peretti. Incorporated by reference from Exhibit 10.123 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1997.
10.128	Agreement and Memorandum of Agreement made the 1st day of February 2009 by and between Tiffany & Co. Japan Inc. and Mitsukoshi Ltd. of Japan. Incorporated by reference from Exhibit 10.128 filed with Registrant's Report on Form 8-K dated February 18, 2009.
10.132	Form of Note Purchase Agreement between Registrant and various institutional note purchasers with Schedules B, 5.14 and 5.15 and Exhibits 1A, 1B and 4.7 thereto, dated as of July 18, 2002 in respect of Registrant's $40,000,000 principal amount 6.15% Series C Notes due July 18, 2009 and $60,000,000 principal amount 6.56% Series D Notes due July 18, 2012. Incorporated by reference from Exhibit 10.132 filed with Registrant's Report on Form 8-K dated August 2, 2002.

FORM 10-K

Exhibit	Description
10.133	Guaranty Agreement dated July 18, 2002 with respect to the Note Purchase Agreements (see Exhibit 10.132 above) by Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. in favor of each of the note purchasers. Incorporated by reference from Exhibit 10.133 filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.145	Ground Lease between Tiffany and Company and River Park Business Center, Inc., dated November 29, 2000. Incorporated by reference from Exhibit 10.145 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2005.
10.145a	First Addendum to the Ground Lease between Tiffany and Company and River Park Business Center, Inc., dated November 29, 2000. Incorporated by reference from Exhibit 10.145a filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2005.
10.146	Credit Agreement dated as of July 31, 2009 by and among Registrant, Tiffany and Company, Tiffany & Co. International, Tiffany & Co. Japan Inc. and each other Subsidiary of Registrant that is a Borrower and is a signatory thereto and The Bank of New York Mellon, as Administrative Agent, and various lenders party thereto. Incorporated by reference from Exhibit 10.146 filed with Registrant's Report on Form 8-K dated August 4, 2009.
10.147	Guaranty Agreement dated as of July 31, 2009, with respect to the Credit Agreement (see Exhibit 10.146 above) by and among Registrant, Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. and The Bank of New York Mellon, as Administrative Agent. Incorporated by reference from Exhibit 10.147 filed with Registrant's Report on Form 8-K dated August 4, 2009.
10.149	Lease Agreement made as of September 28, 2005 between CLF Sylvan Way LLC and Tiffany and Company, and form of Registrant's guaranty of such lease. Incorporated by reference from Exhibit 10.149 filed with Registrant's Report on Form 8-K dated September 23, 2005.
10.155	Form of Note Purchase and Private Shelf Agreement dated as of December 23, 2008 by and between Registrant and various institutional note purchasers with respect to Registrant's $100 million principal amount 9.05% Series A Senior Notes due December 23, 2015 and up to $50 Million Private Shelf Facility. Incorporated by reference from Exhibit 10.155 filed with Registrant's Report on Form 8-K dated February 13, 2009.
10.156	Guaranty Agreement dated December 23, 2008 with respect to the Note Purchase Agreements (see Exhibit 10.155 above) by Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. in favor of each of the note purchasers. Incorporated by reference from Exhibit 10.156 filed with Registrant's Report on Form 8-K dated February 13, 2009.

Exhibit	Description
10.157	Form of Note Purchase Agreement dated as of February 12, 2009 by and between Registrant and certain subsidiaries of Berkshire Hathaway Inc. with respect to Registrant's $125 million principal amount 10% Series A-2009 Senior Notes due February 13, 2017 and $125 million principal amount 10% Series B-2009 Senior Notes due February 13, 2019. Incorporated by reference from Exhibit 10.157 filed with Registrant's Report on Form 8-K dated February 13, 2009.
10.158	Guaranty Agreement dated February 12, 2009 with respect to the Note Purchase Agreements (see Exhibit 10.157 above) by Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. in favor of each of the note purchasers. Incorporated by reference from Exhibit 10.158 filed with Registrant's Report on Form 8-K dated February 13, 2009.
10.159	Form of Note Purchase and Private Shelf Agreement dated as of April 9, 2009 by and between Registrant and various institutional note purchasers with respect to the Registrant's $50 million principal amount 10% Series A Senior Notes due April 9, 2018 and up to $100 million Private Shelf Facility. Incorporated by reference from Exhibit 10.159 filed with Registrant's Report on Form 8-K dated April 13, 2009.
10.159a	Acknowledgement of Amendment to Note Purchase and Private Shelf Agreement referred to in previously filed Exhibit 10.159, dated as of September 30, 2010. Incorporated by reference from Exhibit 10.159a filed with Registrant's Report on Form 10-Q for the Fiscal Quarter ended October 31, 2010.
10.160	Guaranty Agreement dated April 9, 2009 with respect to the Note Purchase and Private Shelf Agreement (see Exhibit 10.159 above) by Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. Incorporated by reference from Exhibit 10.160 filed with Registrant's Report on Form 8-K dated April 13, 2009.
10.161	Form of Note Purchase Agreement dated as of September 1, 2010 by and between Registrant and various institutional note purchasers with respect to the Registrant's yen 10,000,000,000 principal amount 1.72% Senior Notes due September 1, 2016. Incorporated by reference from Exhibit 10.161 filed with Registrant's Report on Form 10-Q for the Fiscal Quarter ended July 31, 2010.
10.162	Guaranty Agreement dated September 1, 2010 with respect to the Note Purchase Agreement (see Exhibit 10.161 above) by Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. Incorporated by reference from Exhibit 10.162 filed with Registrant's Report on Form 10-Q for the Fiscal Quarter ended July 31, 2010.
14.1	Code of Business and Ethical Conduct and Business Conduct Policy. Incorporated by reference from Exhibit 14.1 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
21.1	Subsidiaries of Registrant.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

Exhibit	Description
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Executive Compensation Plans and Arrangements

Exhibit	Description
4.3	Registrant's 1998 Directors Option Plan. Incorporated by reference from Exhibit 4.3 to Registrant's Registration Statement on Form S-8, file number 333-67725, filed November 23, 1998.
4.3a	Registrant's 2008 Directors Equity Compensation Plan. Incorporated by reference from Exhibit 4.3a filed with Registrant's Report on Form 8-K dated March 23, 2009.
4.4	Registrant's Amended and Restated 1998 Employee Incentive Plan effective May 19, 2005. Previously filed as Exhibit 4.3 with Registrant's Report on Form 8-K dated May 23, 2005.
10.3	Registrant's 1986 Stock Option Plan and terms of stock option agreement, as last amended on July 16, 1998. Incorporated by reference from Exhibit 10.3 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.
10.49a	Form of Indemnity Agreement, approved by the Board of Directors on March 11, 2005 for use with all directors and executive officers (Corrected Version). Incorporated by reference from Exhibit 10.49a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.60	Registrant's 1988 Director Stock Option Plan and form of stock option agreement, as last amended on November 21, 1996. Incorporated by reference from Exhibit 10.60 to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1997.
10.106	Amended and Restated Tiffany and Company Executive Deferral Plan originally made effective October 1, 1989, as initially amended effective November 23, 2005 and as amended effective July 15, 2009 and May 20, 2010. Incorporated by reference from Exhibit 10.106 filed with Registrant's Report on Form 10-Q for the Fiscal Quarter ended April 30, 2010.
10.108	Registrant's Amended and Restated Retirement Plan for Non-Employee Directors originally made effective January 1, 1989, as amended through January 21, 1999. Incorporated by reference from Exhibit 10.108 filed with Registrant's Annual Report

Exhibit	Description
	on Form 10-K for the Fiscal Year ended January 31, 1999.
10.109	Summary of informal incentive cash bonus plan for managerial employees. Incorporated by reference from Exhibit 10.109 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.114	1994 Tiffany and Company Supplemental Retirement Income Plan, Amended and Restated as of January 31, 2009. Incorporated by reference from Exhibit 10.114 filed with Registrant's Report on Form 8-K dated February 2, 2009.
10.127c	Form of 2009 Retention Agreement between and among Registrant and Tiffany and Company ("Tiffany") and those executive officers indicated within the form and Appendices I and II to such Agreement. Incorporated by reference from Exhibit 10.127c filed with Registrant's Report on Form 8-K dated February 2, 2009.
10.128	Group Long Term Disability Insurance Policy issued by First Reliance Standard, Policy No. LTD 109406 on April 28, 2009. Incorporated by reference from Exhibit 10.128 filed with Registrant's Report on Form 8-K dated March 25, 2010.
10.137	Summary of arrangements for the payment of premiums on life insurance policies owned by executive officers. Incorporated by reference from Exhibit 10.137 filed with Registrant's Report on Form 8-K dated February 2, 2009.
10.138	2004 Tiffany and Company Un-funded Retirement Income Plan to Recognize Compensation in Excess of Internal Revenue Code Limits, Amended and Restated as of January 12, 2009. Incorporated by reference from Exhibit 10.138 filed with Registrant's Report on Form 8-K dated February 2, 2009.
10.139d	Form of Fiscal 2011 Cash Incentive Award Agreement for certain executive officers adopted on March 16, 2011 under Registrant's 2005 Employee Incentive Plan as Amended and Adopted as of May 18, 2006. Incorporated by reference from Exhibit 10.139d filed with Registrant's Report on Form 8-K dated March 21, 2011.
10.140	Form of Terms of Performance-Based Restricted Stock Unit Grants to Executive Officers under Registrant's 2005 Employee Incentive Plan. Incorporated by reference from Exhibit 10.140 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.140a	Form of Non-Competition and Confidentiality Covenants for use in connection with Performance-Based Restricted Stock Unit Grants to Registrant's Executive Officers and Time-Vested Restricted Unit Awards made to other officers of Registrant's affiliated companies pursuant to the Registrant's 2005 Employee Incentive Plan and pursuant to the Tiffany and Company Un-funded Retirement Income Plan to Recognize Compensation in Excess of Internal Revenue Code Limits. Incorporated by reference from Exhibit 10.140a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.140b	Terms of 2009 Performance-Based Restricted Stock Unit Grants to Executive Officers under Registrant's 2005 Employee Incentive Plan as adopted on January 28, 2009 for use with grants made that same date. Incorporated by reference from Exhibit 10.140b filed with Registrant's Report on Form 8-K dated February 2, 2009.

Exhibit	Description
10.140c	Terms of 2010 Performance-Based Restricted Stock Unit grants to Executive Officers under Registrant's 2005 Employee Incentive Plan as adopted on January 20, 2010 for use with grants made that same date. Incorporated by reference from Exhibit 10.140c filed with Registrant's Report on Form 8-K dated January 25, 2010.
10.140d	Form of Notice of Grant as referenced in and attached to the Terms of 2010 Performance-Based Restricted Stock Unit grants to Executive Officers under Registrant's 2005 Employee Incentive Plan as adopted on January 20, 2010 (Exhibit 10.140c) and completed on March 17, 2010 for use with the grants made on January 20, 2010. Incorporated by reference from Exhibit 10.140d filed with Registrant's Report on Form 8-K dated March 25, 2010.
10.142	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Directors Option Plan as revised March 7, 2005. Incorporated by reference from Exhibit 10.142 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.143	Terms of Stock Option Award (Standard Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised March 7, 2005. Incorporated by reference from Exhibit 10.143 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.143a	Terms of Stock Option Award (Standard Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised May 19, 2005. Incorporated by reference from Exhibit 10.143a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.144	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised March 7, 2005 (form used for Executive Officers). Incorporated by reference from Exhibit 10.144 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.144a	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised May 19, 2005 (form used for Executive Officers). Incorporated by reference from Exhibit 10.144a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.144b	Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised January 14, 2009 (form used for grants made to Executive Officers subsequent to that date). Incorporated by reference from Exhibit 10.144b filed with Registrant's Report on Form 8-K dated February 2, 2009.
10.150	Form of Terms of Time-Vested Restricted Stock Unit Grants under Registrant's 1998 Employee Incentive Plan and 2005 Employee Incentive Plan. Incorporated by reference as previously filed as Exhibit 10.146 with Registrant's Report on Form 8-K dated May 23, 2005.
10.150a	Terms of Time-Vested Restricted Stock Unit Grants under Registrant's 2005 Employee Incentive Plan as revised January 14, 2009 (form used for grants made to employees other than Executive Officers subsequent to that date). Incorporated by reference from Exhibit 10.150a filed with Registrant's Report on Form 8-K dated February 2, 2009.

Exhibit	Description
10.151	Registrant's 2005 Employee Incentive Plan as adopted May 19, 2005. Incorporated by reference as previously filed as Exhibit 10.145 with Registrant's Report on Form 8-K dated May 23, 2005.
10.151a	Registrant's 2005 Employee Incentive Plan Amended and Adopted as of May 18, 2006. Incorporated by reference from Exhibit 10.151a filed with Registrant's Report on Form 8-K dated March 26, 2007.
10.152	Share Ownership Policy for Executive Officers and Directors, Amended and Restated as of March 15, 2007. Incorporated by reference from Exhibit 10.152 filed with Registrant's Report on Form 8-K dated March 22, 2007.
10.153	Corporate Governance Principles, Amended and Restated as of March 17, 2010. Incorporated by reference from Exhibit 10.153 filed with Registrant's Report on Form 8-K dated March 21, 2011.
10.154	Senior Executive Employment Agreement between Frederic Cumenal and Tiffany and Company, effective as of March 10, 2011. Incorporated by reference from Exhibit 10.154 filed with Registrant's Report on Form 8-K dated March 21, 2011.
10.161	Terms of Time-Vested Restricted Stock Unit Grants to certain Executive Officers under Registrant's 2005 Employee Incentive Plan. Incorporated by reference from Exhibit 10.161 filed with Registrant's Report on Form 8-K dated March 21, 2011.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2011

TIFFANY & CO.
(Registrant)

By: /s/ Michael J. Kowalski

Michael J. Kowalski
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

By: /s/ Michael J. Kowalski

Michael J. Kowalski
Chairman of the Board and Chief Executive Officer
(principal executive officer) (director)

By: /s/ James N. Fernandez

James N. Fernandez
Executive Vice President and Chief Financial Officer
(principal financial officer)

By: /s/ Henry Iglesias

Henry Iglesias
Vice President and Controller
(principal accounting officer)

By: /s/ Rose Marie Bravo

Rose Marie Bravo
Director

By: /s/ Gary E. Costley

Gary E. Costley
Director

By: /s/ Lawrence K. Fish

Lawrence K. Fish
Director

By: /s/ Abby F. Kohnstamm

Abby F. Kohnstamm
Director

By: /s/ Charles K. Marquis

Charles K. Marquis
Director

By: /s/ Peter W. May

Peter W. May
Director

By: /s/ J. Thomas Presby

J. Thomas Presby
Director

By: /s/ William A. Shutzer

William A. Shutzer
Director

March 28, 2011

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2011:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 6,286	$ 2,065	$ –	$ 3,646[a]	$ 4,705
Sales returns	6,606	2,075	–	1,603[b]	7,078
Allowance for inventory liquidation and obsolescence	46,234	25,608	–	23,414[c]	48,428
Allowance for inventory shrinkage	954	3,653	–	3,533[d]	1,074
Deferred tax valuation allowance	24,433	2,408	–	4,262[e]	22,579

a) Uncollectible accounts written off.
b) Adjustment related to sales returns previously provided for.
c) Liquidation of inventory previously written down to market.
d) Physical inventory losses.
e) Reversal of deferred tax valuation allowance and utilization of deferred tax loss carryforward.

FORM 10-K

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2010:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 4,694	$ 5,046	$ –	$ 3,454[a]	$ 6,286
Sales returns	5,240	2,034	–	668[b]	6,606
Allowance for inventory liquidation and obsolescence	43,956	31,599	–	29,321[c]	46,234
Allowance for inventory shrinkage	922	2,377	–	2,345[d]	954
Deferred tax valuation allowance	27,486	5,505	–	8,558[e]	24,433

a) Uncollectible accounts written off.
b) Adjustment related to sales returns previously provided for.
c) Liquidation of inventory previously written down to market.
d) Physical inventory losses.
e) Reversal of deferred tax valuation allowances and utilization of deferred tax loss carryforwards.

FORM 10-K

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2009:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 3,355	$ 5,963	$ –	$ 4,624[a]	$ 4,694
Sales returns	6,357	1,611	–	2,728[b]	5,240
Allowance for inventory liquidation and obsolescence	49,226	27,296	–	32,566[c]	43,956
Allowance for inventory shrinkage	684	3,210	–	2,972[d]	922
Deferred tax valuation allowance	20,726	6,760	–	–	27,486

a) Uncollectible accounts written off.
b) Adjustment related to sales returns previously provided for.
c) Liquidation of inventory previously written down to market.
d) Physical inventory losses.

FORM 10-K

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2011 Annual Meeting of Stockholders

PROXY STATEMENT

TIFFANY & CO.

ATTENDANCE AND VOTING MATTERS

Introduction

The Annual Meeting of the stockholders of Tiffany & Co. (the "Company") will be held on Thursday, May 19, 2011, at 9:00 a.m. in the Cosmopolitan Suite of the Four Seasons Hotel, 57 East 57th Street, between Madison Avenue and Park Avenue, New York, New York.

This Proxy Statement and accompanying material, including the form of proxy, was first sent to the Company's stockholders on or about April 8, 2011. It was sent to you on behalf of the Company by order of the Company's Board of Directors (the "Board").

You are entitled to vote at our 2011 Annual Meeting because you were a stockholder, or held Company stock through a broker, bank or other nominee, at the close of business on March 22, 2011, the record date for this year's Annual Meeting. That is why you were sent this Proxy Statement and accompanying material.

This proxy statement has been bound with our Annual Report on Form 10-K, which contains financial and other information about our business during Fiscal 2010 (February 1, 2010 to January 31, 2011). As is the practice of many other companies, the Company is now providing proxy materials by a "notice and access" process through the Internet. This enables the Company to reduce the cost of paper, printing and postage and, of great importance, to substantially reduce paper use in order to benefit our environment. Those stockholders who wish to receive a paper report may request one.

How to Request and Receive a PAPER or E-MAIL Copy of the Proxy Materials

OPTION A: If you are a beneficial stockholder (beneficial stockholders typically have their shares held at brokerage firms or at other financial institutions):

1) By Internet: www.proxyvote.com
2) By Telephone: 1-800-579-1639
3) By E-Mail*: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the 12-Digit Control Number (located on the Notice of Proxy) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor.

OPTION B: If you are a registered stockholder (registered stockholders typically have their shares held in stock certificate form or in book entry form by Tiffany's transfer agent, BNY Mellon Shareowner Services):

1) By Internet: http://www.proxyvoting.com/tif
2) By Telephone: 1-888-313-0164 (outside of the U.S. and Canada call 201-680-6688)
3) By E-mail**: shrrelations@bnymellon.com

** You must reference your 11-Digit Control Number to request a paper copy of the proxy materials.

Please make the requests as instructed above on or before May 5, 2011 to facilitate timely delivery.

PROXY STATEMENT

You may also find important information about the Company, with its principal executive offices at 727 Fifth Avenue, New York, New York 10022, on our website at www.tiffany.com. By clicking "Investors" at the bottom of the page, you will find additional information concerning some of the subjects addressed in this document.

> Important Notice Regarding Internet Availability of Proxy Materials for the Stockholder Meeting to be Held on May 19, 2011.
>
> The Proxy Statement and Annual Report to Stockholders are available at http://bnymellon.mobular.net/bnymellon/tif

Matters to be Voted on at the 2011 Annual Meeting

There are four matters scheduled to be voted on at this year's Annual Meeting:

- The election of the Board;
- Ratification of the selection of the independent registered public accounting firm to audit our Fiscal 2011 financial statements;
- Your approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in this proxy statement ("say-on-pay"); and
- Your preference, on an advisory basis, as to whether your approval of compensation of the Company's named executive officers should be sought each year, every second year or every third year ("say-when-on-pay").

In addition, such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof may be voted on.

How to Vote Your Shares

You can vote your shares at the Annual Meeting by proxy or in person.

You can vote by proxy by having one or more individuals who will be at the Annual Meeting vote your shares for you. These individuals are called "proxies" and using them to cast your ballot at the Annual Meeting is called voting "by proxy."

If you wish to vote by proxy, you must do one of the following:

- Complete the enclosed form, called a "proxy card," and mail it in the envelope provided; or
- Call the telephone number listed on your proxy card or notice and follow the pre-recorded instructions; or
- Use the Internet to vote by going to the Internet address listed on your proxy card or notice; have your proxy card or notice in hand as you will be prompted to enter your control number and to create and submit an electronic vote.

If you do one of the above, you will have designated three officers of the Company to act as your proxies at the 2011 Annual Meeting. One of them will then vote your shares at the Annual Meeting in accordance with the instructions you have given them on the proxy card, the telephone or the Internet with respect to each of the proposals presented in this Proxy Statement. If you sign and return your proxy card but do not give voting instructions, your proxy will vote the shares represented thereby for the election of each of the director nominees listed in Proposal No. 1 below, for approval of Proposal No. 2, which is discussed below, for approval of our named executive officer compensation and for a vote to submit named executive officer compensation to stockholder approval every year. Proxies will extend to, and be voted at, any adjournment or postponement of the Annual Meeting.

Alternatively, you can vote your shares in person by attending the Annual Meeting. You will be given a ballot at the meeting.

While we know of no other matters to be acted upon at this year's Annual Meeting, it is possible that other matters may be presented at the meeting. If that happens and you have signed and not revoked a proxy card, your proxy will vote on such other matters in accordance with his best judgment.

A special note for those who plan to attend the Annual Meeting and vote in person: if your shares are held in the name of a broker, bank or other nominee, you must bring a statement from your brokerage account or a letter from the person or entity in whose name the shares are registered indicating that you are the beneficial owner of those shares as of the record date. In addition, you will not be able to vote at the meeting unless you obtain a legal proxy from the record holder of your shares.

How to Revoke Your Proxy

If you decide to vote by proxy (including by mail, telephone or Internet), you can revoke – that is, change or cancel – your vote at any time before your proxy casts his vote at the Annual Meeting. Revoking your vote by proxy may be accomplished in one of three ways:

- You can send an executed, later-dated proxy card to the Secretary of the Company, call in different instructions, or access the Internet voting site;
- You can notify the Secretary of the Company in writing that you wish to revoke your proxy; or
- You can attend the Annual Meeting and vote in person.

The Number of Votes That You Have

Each share of the Company's common stock has one vote. The number of shares, or votes, that you have at this year's Annual Meeting is indicated on the enclosed proxy card.

What a Quorum Is

A "quorum" is the minimum number of shares that must be present at an Annual Meeting for a valid vote. For our stockholder meetings, a majority of shares outstanding on the record date and entitled to vote at the Annual Meeting must be present.

The number of shares outstanding at the close of business on March 22, 2011, the record date, was 127,484,760. Therefore, 63,742,380 shares must be present at our 2011 Annual Meeting for a quorum to be established.

To determine if there is a quorum, we consider a share "present" if:

- The stockholder who owns the share is present at the Annual Meeting, whether or not he or she chooses to cast a ballot on any proposal; or
- The stockholder is represented by proxy at the Annual Meeting.

If a stockholder is represented by proxy at the Annual Meeting, his or her shares are deemed present for purposes of a quorum, even if:

- The stockholder withholds his or her vote or marks "abstain" for one or more proposals; or
- There is a "broker non-vote" on one or more proposals.

What a "Broker Non-Vote" Is

Shares held in a broker's name may be voted by the broker, but only in accordance with the rules of the New York Stock Exchange. Under those rules, your broker must follow your instructions. If you do not provide instructions to your broker, your broker may vote your shares based on its own judgment or it may withhold a vote. Whether your broker votes or withholds its vote is determined by the New York Stock Exchange rules and depends on the proposal being voted upon. In the absence of instructions provided by you, your broker will be required to withhold its vote unless you provide instructions with respect to the election of the Board, say-on-pay and say-when-on-pay.

If your broker withholds its vote, that is called a "broker non-vote." As stated above, broker non-votes are counted as present for a quorum.

What Vote Is Required to Approve Each Proposal

Each nominee for director shall be elected by a majority of the votes cast "for" or "against" the nominee at the Annual Meeting. That means that the number of shares voted "for" a nominee must exceed the number of shares voted "against" that nominee. To vote "for" or "against" any of the nominees named in this Proxy Statement, you can so mark your proxy card or ballot or, if you vote via telephone or Internet, so indicate by telephone or electronically.

You may abstain on the vote for any nominee but your abstention will not have any effect on the outcome of the election of directors. A broker non-vote has the same effect as an abstention: neither will have any effect on the outcome of the election of directors. To abstain on the vote on any or all of the nominees named in this Proxy Statement, you can so mark your proxy card or ballot or, if you vote via telephone or Internet, so indicate by telephone or electronically.

The proposal to ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Fiscal 2011 will be decided by the affirmative vote of the majority of shares present at the meeting. That means that the proposal will pass if more than half of those shares present at the meeting vote "for" the proposal. Therefore, if you "abstain" from voting — in other words, you indicate "abstain" on the proxy card, by telephone or by Internet — it will have the same effect as an "against" vote. Broker non-votes on this proposal will be treated the same as abstentions: both will have the same effect as an "against" vote.

The advisory proposal to approve the compensation of our named executive officers will be decided by the affirmative vote of the majority of shares present at the meeting. That means that the compensation will be approved if more than half of those shares present at the meeting vote "for" the proposal. Therefore, if you "abstain" from voting — in other words, you indicate "abstain" on the proxy card, by telephone or by Internet — it will have the same effect as an "against" vote. Broker non-votes on this proposal will be treated the same as abstentions: both will have the same effect as an "against" vote.

Because the say-when-on-pay vote is advisory and does not seek approval of any specific matter – it seeks your specific advice on when a future vote will be held (every year/every second year/or every third year) – no specific percentage of the vote is required. The results of the vote will be compiled and reported to you.

Proxy Voting on Proposals in the Absence of Instructions

If you do not give any specific instructions as to how your shares are to be voted when you sign a proxy card or vote by telephone or by Internet, your proxies will vote your shares in accordance with the following recommendations of the Board:

- FOR the election of all nine nominees for director named in this Proxy Statement;
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm to examine our Fiscal 2011 financial statements;
- FOR approval of the compensation paid to the Company's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion included in this Proxy Statement; and
- FOR a recommendation that the stockholders approve the compensation paid to the Company's named executive officers every year.

Shares held in the Company's Employee Profit Sharing and Retirement Savings Plan will not be voted by the Plan's trustee unless specific instructions for voting are given by plan participants to whose accounts such shares have been allocated.

How Proxies Are Solicited

We have hired the firm of Georgeson Inc. to assist in the solicitation of proxies on behalf of the Board. Georgeson Inc. has agreed to perform this service for a fee of not more than $8,000, plus out-of-pocket expenses.

Employees of Tiffany and Company, a subsidiary of the Company, may also solicit proxies on behalf of the Board. These employees will not receive any additional compensation for their work soliciting proxies and any costs incurred by them in doing so will be paid for by Tiffany and Company.

Proxies may be solicited by mail, in person, by facsimile, by telephone or by electronic mail (e-mail).

In addition, we will pay for any costs incurred by brokerage houses and others for forwarding proxy materials to beneficial owners.

OWNERSHIP OF THE COMPANY

Stockholders Who Own at Least Five Percent of the Company

The following table shows all persons who were known to us to be "beneficial owners" of at least five percent of Company stock as of March 22, 2011. Footnote a) below provides a brief explanation of what is meant by the term "beneficial ownership." This table is based upon reports filed with the Securities and Exchange Commission, commonly referred to as the SEC. Copies of these reports are publicly available from the SEC. All of the reports included a certification to the effect that the shares were acquired in the ordinary course of business and were not acquired and were not being held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and were not being held in connection with or as a participant in any transaction having that purpose or effect.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (a)		Percent of Class
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	7,565,181	(b)	5.99%
Jennison Associates LLC 466 Lexington Avenue New York, NY 10017	6,651,062	(c) (d)	5.26%
Prudential Financial, Inc. 751 Broad Street Newark, NJ 07102-3777	6,826,323	(c) (d)	5.40%
Oppenheimer Funds, Inc. Two World Financial Center 225 Liberty Street New York, NY 10281	6,367,312	(e)	5.04%

a) "Beneficial ownership" is a term broadly defined by the SEC and includes more than the typical form of stock ownership, that is, stock held in the person's name. The term also includes what is referred to as "indirect ownership" such as where, for example, the person has or shares the power to vote the stock, sell it or acquire it within 60 days. Accordingly, some of the shares reported as beneficially owned in this table may actually be held by other persons or organizations. Those other persons and organizations are described in the reports filed with the SEC.

b) BlackRock, Inc. ("Blackrock") reported such beneficial ownership to the SEC on its Amendment to Schedule 13G as of December 31, 2010 and stated that, as a parent holding company or control person, it beneficially owned the number of shares referred to above. This Amendment stated that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company's common stock but that no one person's interest in the Company's common stock is more than five percent of the total outstanding common shares. Exhibit A to the Amendment lists those subsidiaries of Blackrock that hold shares of the Company's common stock.

c) Jennison Associates LLC ("Jennison") reported such beneficial ownership to the SEC on its Schedule 13G as of December 31, 2010 and stated that, as an investment advisor, it beneficially owned the number of shares referred to above. This Schedule stated that it had sole power to vote or direct the vote of 4,449,427 shares of the Company's common stock and shared power to dispose or direct the disposition of all shares beneficially owned. Jennison also reported that: (i) as a consequence of investment advice that it renders to other persons, it may be deemed to be the beneficial owner of shares held by such persons; and (ii) Prudential Financial, Inc. indirectly holds 100% of the equity interest in Jennison and may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Jennison may have with respect to the Company's common stock.

d) Prudential Financial, Inc. ("Prudential") reported such beneficial ownership to the SEC on its Schedule 13G as of December 31, 2010 and stated that, as a parent holding company, it beneficially owned the number of shares referred to above, which includes the shares owned by Jennison as noted in (c) above. This Schedule stated that Prudential was reporting, for administrative convenience, the combined holdings which were held for its own benefit or for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies,,subsidiaries and/or other affiliates. Prudential reported in its Schedule that Prudential is the direct or indirect parent of Jennison.

e) Oppenheimer Funds, Inc. ("Oppenheimer") reported such beneficial ownership to the SEC on its Schedule 13G as of December 31, 2010 and stated that, as an investment advisor, it beneficially owned the number of shares referred to above. This Schedule stated that it had shared power to vote or direct the vote of and to dispose of all shares beneficially owned. Oppenheimer disclaimed beneficial ownership of all shares reported beneficially owned.

Ownership by Directors, Director Nominees and Executive Officers

The following table shows the number of shares of the Company's common stock beneficially owned as of March 22, 2011 by those persons who are director nominees or who were, as of the end of Fiscal 2010, directors, the principal executive officer (the "CEO"), the principal financial officer (the "CFO") and the three next most highly compensated executive officers of the Company:

Name	Amount and Nature of Beneficial Ownership		Percent of Class[a]
Directors			
Rose Marie Bravo	61,519	b	*
Gary E. Costley	31,019	c	*
Lawrence K. Fish	36,825	d	*
Abby F. Kohnstamm	83,825	e	*
Michael J. Kowalski (CEO)	976,795	f	*
Charles K. Marquis	231,945	g	*
Peter W. May	5,109,668	h	4.0
J. Thomas Presby	29,008	i	*
William A. Shutzer	336,812	j	*
Executive Officers			
James N. Fernandez (CFO)	181,683	k	*
Beth O. Canavan	79,534	l	*
Jon M. King	240,311	m	*
Patrick B. Dorsey	23,505	n	*
All executive officers and directors as a group (19 persons):	8,227,585	o	6.5

a) An asterisk (*) is used to indicate less than 1% of the class outstanding.

b) Includes 56,077 shares issuable upon the exercise of "Vested Stock Options," which are stock options that either are exercisable as of March 22, 2011 or will become exercisable within 60 days of that date. Includes 1,442 shares issuable upon the maturity of restricted stock grants made to directors on May 20, 2010.

c) Includes 28,577 shares issuable upon the exercise of Vested Stock Options. Includes 1,442 shares issuable upon the maturity of restricted stock grants made to directors on May 20, 2010.

d) Includes 28,577 shares issuable upon the exercise of Vested Stock Options. Includes 1,442 shares issuable upon the maturity of restricted stock grants made to directors on May 20, 2010.

e) Includes 78,577 shares issuable upon the exercise of Vested Stock Options. Includes 1,442 shares issuable upon the maturity of restricted stock grants made to directors on May 20, 2010.

f) Includes 632,750 shares issuable upon the exercise of Vested Stock Options.

PROXY STATEMENT

g) Includes 71,077 shares issuable upon the exercise of Vested Stock Options. Includes 1,442 shares issuable upon the maturity of restricted stock grants made to directors on May 20, 2010.

h) Includes 5,079,649 shares reported to the SEC as under Mr. May's beneficial ownership on his Form 4 as of February 17, 2011. Includes 28,577 shares issuable upon the exercise of Vested Stock Options. Includes 1,442 shares issuable upon the maturity of restricted stock grants made to directors on May 20, 2010.

i) Includes 23,860 shares issuable upon the exercise of Vested Stock Options. Includes 1,442 shares issuable upon the maturity of restricted stock grants made to directors on May 20, 2010.

j) Includes 71,077 shares issuable upon the exercise of Vested Stock Options, 5,100 shares held by or for Mr. Shutzer's child, 114,000 shares held by KJC Ltd. of which Mr. Shutzer is the sole general partner and 42,257 shares held in a trust for Mr. Shutzer's child. Mr. Shutzer disclaims beneficial ownership of Company stock held by KJC Ltd. Includes 1,442 shares issuable upon the maturity of restricted stock grants made to directors on May 20, 2010.

k) Includes 137,250 shares issuable upon the exercise of Vested Stock Options and 145 shares credited to Mr. Fernandez's account under the Company's Employee Profit Sharing and Retirement Savings Plan.

l) Includes 57,250 shares issuable upon the exercise of Vested Stock Options and 567 shares credited to Mrs. Canavan's account under the Company's Employee Profit Sharing and Retirement Savings Plan.

m) Includes 222,250 shares issuable upon the exercise of Vested Stock Options and 459 shares credited to Mr. King's account under the Company's Employee Profit Sharing and Retirement Savings Plan.

n) Includes 0 shares issuable upon the exercise of Vested Stock Options.

o) Includes 2,100,275 shares issuable upon the exercise of Vested Stock Options and restricted stock grants that will mature on May 20, 2011 and 2,826 shares held in the Company's Employee Profit Sharing and Retirement Savings Plan.

See "COMPENSATION OF THE CEO AND OTHER EXECUTIVE OFFICERS, Compensation Discussion and Analysis, *Equity Ownership by Executive Officers and Directors*" beginning on page PS-39 below for a discussion of the Company's share ownership policy.

Compliance of Directors, Executive Officers and Greater-Than-Ten-Percent Stockholders with Section 16(a) Beneficial Ownership Reporting Requirements

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and greater-than-ten-percent stockholders to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. These persons are also required to provide us with copies of those reports.

Based on our review of those reports and of certain other documents we have received, we believe that, during and with respect to Fiscal 2010, all filing requirements under Section 16(a) applicable to our directors, executive officers and greater-than-ten-percent stockholders were satisfied.

RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP ("PwC") serves as the Company's independent registered public accounting firm and, through its predecessor firms, has served in that capacity since 1984.

The Audit Committee has selected PwC as the independent registered public accounting firm to audit the Company's financial statements and effectiveness of internal controls for the fiscal year ending January 31, 2012. The Audit Committee is directly responsible for appointing the independent auditors. In making this selection, the Audit Committee considered the independence of PwC, and whether the audit and non-audit services PwC provides to the Company are compatible with maintaining that independence.

The Audit Committee has adopted a policy requiring advance approval of PwC's fees and services by the Audit Committee; this policy also prohibits PwC from performing certain non-audit services for the Company including: (i) bookkeeping, (ii) systems design and implementation, (iii) appraisal or valuation, (iv) actuarial, (v) internal audit, (vi) management or human resources, (vii) investment advice or investment banking, (viii) legal services, and (ix) expert services unrelated to the audit. All fees paid to PwC by the Company as shown in the table that follows were approved by the Audit Committee pursuant to this policy.

Fees and Services of PricewaterhouseCoopers LLP

The following table presents fees for professional audit services rendered by PwC for the audit of the Company's consolidated financial statements and the effectiveness of internal controls over financial reporting for the years ended January 31, 2011 and 2010, and for its reviews of the Company's unaudited condensed consolidated interim financial statements. This table also reflects fees billed for other services rendered by PwC.

	January 31, 2011	January 31, 2010
Audit Fees	$ 2,348,200	$ 2,273,000
Audit-related Fees	14,500	9,000
Audit and Audit-related Fees	2,362,700	2,282,000
Tax Fees[a]	1,437,720	1,877,350
All Other Fees[b]	13,600	13,300
Total Fees	$ 3,814,020	$ 4,172,650

a) Tax fees consist of fees for tax consultation and tax compliance services. These fees included tax filing and compliance fees of $1,296,220 for the year ended January 31, 2011 and $1,750,350 for the year ended January 31, 2010.

b) All other fees consist of costs for research software and other advisory services for the years ended January 31, 2011 and January 31, 2010.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The Board, In General

The Company is a Delaware corporation. Our principal subsidiary is Tiffany and Company, a New York corporation. In this Proxy Statement, Tiffany and Company will be referred to as simply "Tiffany."

The Board is currently comprised of nine members. The Board can also fill vacancies and newly created directorships, as well as amend the By-laws to provide for a greater or lesser number of directors.

Directors are required by our By-laws to be less than age 72 when elected or appointed unless the Board waives that provision with respect to an individual director whose continued service is deemed uniquely important to the Company. Under the Company's Corporate Governance Principles, directors may not serve on a total of more than six public company boards. Service on the Board is included in that total.

The Role of the Board in Corporate Governance

The Board plays several important roles in the governance of the Company, as set out in the Company's Corporate Governance Principles. The Corporate Governance Principles may be viewed on the Company's website www.tiffany.com, by clicking on "Investors" at the bottom of the page and then selecting "Corporate Governance" from the left-hand column. The Corporate Governance Principles can also be found as Appendix I to this Proxy Statement. The responsibilities of the Board include:

- Management succession;
- Review and approval of the annual operating plan prepared by management;
- Monitoring of performance in comparison to the operating plan;
- Review and approval of the Company's strategic plan prepared by management;
- Consideration of topics of relevance to the Company's ability to carry out its strategic plan;
- Review and approval of a delegation of authority by which management carries out the day-to-day operations of the Company and its subsidiaries;
- Review of the Company's investor relations program;
- Review of the Company's schedule of insurance coverage; and
- Review and approval of significant actions by the Company.

Executive Sessions of Non-management Directors/Presiding Non-management Director

Non-management directors meet regularly in executive session without management participation. This encourages open discussion. At those meetings, Charles K. Marquis, Chairman of the Nominating/Corporate Governance Committee, presides. In addition, at least once per year the independent directors meet separately in executive session.

Communication with Non-management Directors

Stockholders may send written communications to the entire Board or to any of the non-management directors by addressing their concerns to Mr. Marquis, Chairman of the Nominating/Corporate Governance Committee (presiding director), at the following address: Corporate Secretary (Legal Department), Tiffany & Co., 727 Fifth Avenue, New York, New York 10022. All communications will be compiled by the Corporate Secretary and submitted to the Board or an individual director, as appropriate, on a periodic basis.

Director Attendance at Annual Meeting

The Board schedules a regular meeting on the date of the Annual Meeting of Stockholders to facilitate attendance at the Annual Meeting by the directors. All nine directors attended the Annual Meeting held in May 2010.

Independent Directors Constitute a Majority of the Board

The Board has affirmatively determined that each of the following directors (each of whom is also a nominee for re-election) is "independent" under the listing standards of the New York Stock Exchange in that none of them has a material relationship with the Company (directly or as a partner, shareholder or officer of any organization that has a relationship with the Company): Rose Marie Bravo, Gary E. Costley, Lawrence K. Fish, Abby F. Kohnstamm, Charles K. Marquis, Peter W. May, and J. Thomas Presby.

All of the members of the Audit, Nominating/Corporate Governance and Compensation Committees are independent as indicated in the prior paragraph.

The Board also considered the other tests of independence set forth in the New York Stock Exchange Corporate Governance Rules and has determined that each of the above directors and nominees is independent as defined in such Rules.

In addition, the Board has affirmatively determined that J. Thomas Presby, Gary E. Costley, Lawrence K. Fish, Abby F. Kohnstamm, and Charles K. Marquis meet the additional, heightened independence criteria applicable to audit committee members under New York Stock Exchange rules.

In determining that Mr. May is independent, the Board considered the *Commentary* set forth in the New York Stock Exchange's *Listed Company Manual*, section 303A.02, which states "... as the concern is independence from management, the Exchange does not view ownership of even a significant amount of stock, by itself, as a bar to an independence finding." See "OWNERSHIP OF THE COMPANY, Stockholders Who Own At Least Five Percent of the Company" above.

In determining that Mr. Fish is independent, the Board considered banking relationships that exist between ABN/AMRO and the Company. Both ABN/AMRO and Citizens Financial Group are subsidiaries of the Royal Bank of Scotland Group. Mr. Fish was, on first election, an employee of Citizens Financial Group and a director of Royal Bank of Scotland Group. A portion of the operations of ABN/AMRO was acquired by Royal Bank of Scotland Group. The Company does banking business with ABN/AMRO. Mr. Fish is no longer associated with any of those entities.

In determining that Ms. Bravo is independent, the Board considered the employment relationship between Ms. Bravo's adult stepdaughter and Tiffany. This stepdaughter is not an officer of the Company or Tiffany and does not reside in Ms. Bravo's household and, for purposes of the New York Stock Exchange categorical independence test she is not deemed an immediate family member nor is her compensation as a Tiffany employee required to be considered under such test. She was hired in June 2009 after Tiffany acquired a product design group from a disbanding company; subsequent to this acquisition, she was recruited to this design group because she had previously worked for the group. She is not at a significantly high enough job level within Tiffany so that the Compensation Committee is involved in determining the elements or level of her compensation except as equity compensation is determined for the group of employees that work at her job level.

To our knowledge, none of the other independent directors has any direct or indirect relationship with the Company, other than as a director.

Board and Committee Meetings and Attendance during Fiscal 2010

All current and incumbent directors attended at least 94% of the aggregate number of meetings of the Board and those committees (including the Audit Committee, Compensation Committee, Stock Option Subcommittee, Nominating/Corporate Governance Committee, the Finance Committee, and the Corporate Social Responsibility Committee) on which they served during Fiscal 2010.

- The full Board held six meetings. All members attended all meetings.
- The Audit Committee held nine meetings. Attendance averaged 93% amongst all members.
- The Compensation Committee and its Stock Option Subcommittee held six meetings. Attendance averaged 97% amongst all members.
- The Nominating/Corporate Governance Committee met six times. All members attended all meetings. On each of these occasions the Chief Executive Officer absented himself from the meeting so as to allow the outside directors to meet alone.
- The Finance Committee held four meetings. All members attended all meetings.
- The Corporate Social Responsibility Committee met three times. All members attended all meetings.

PROXY STATEMENT

Committees of the Board

Committees Composed Entirely of Independent Directors

Audit	*Nominating/Corporate Governance*
J. Thomas Presby, Chair Gary E. Costley Lawrence K. Fish Abby F. Kohnstamm Charles K. Marquis	Charles K. Marquis, Chair Rose Marie Bravo Gary E. Costley Abby F. Kohnstamm J. Thomas Presby
Compensation Gary E. Costley, Chair Rose Marie Bravo Abby F. Kohnstamm Charles K. Marquis Peter W. May	*Stock Option Subcommittee* Gary E. Costley, Chair Rose Marie Bravo Abby F. Kohnstamm Charles K. Marquis Peter W. May

Committees Including Non-Independent Directors

Finance	*Corporate Social Responsibility*
William A. Shutzer, Chair Lawrence K. Fish Peter W. May	Lawrence K. Fish, Chair Abby F. Kohnstamm Michael J. Kowalski
Dividend Michael J. Kowalski	

Nominating/Corporate Governance Committee

The primary function of the Nominating/Corporate Governance Committee is to assist the Board in matters of corporate governance. The Nominating/Corporate Governance Committee operates under the charter adopted by the Board. The charter may be viewed on the Company's website, www.tiffany.com, by clicking "Investors" at the bottom of the page, and then selecting "Corporate Governance" from the left-hand column. Under its charter, the role of the Nominating/Corporate Governance Committee includes recommending to the Board:

- Policies on the composition of the Board;
- Criteria for the selection of nominees for election to the Board;
- Nominees to fill vacancies on the Board;
- Nominees for election to the Board;
- Director compensation; and
- Management succession.

Submitting Candidate Names

If you would like to submit the name of a candidate for the Nominating/Corporate Governance Committee to consider as a nominee of the Board for director, you may send your submission at any time to the Nominating/Corporate Governance Committee, c/o Mr. Patrick B. Dorsey, Corporate Secretary (Legal Department), Tiffany & Co., 727 Fifth Avenue, New York, New York 10022.

Process for Identifying and Evaluating Nominees for Director

The Nominating/Corporate Governance Committee evaluates candidates recommended by stockholders in the same manner as it evaluates director candidates suggested by others, including those recommended by director search firms.

See our Corporate Governance Principles which are available on our website www.tiffany.com (click "Investors" at the bottom of the page, then select "Corporate Governance" from the left-hand column) and as Appendix I to this Proxy Statement. In accordance with these principles, candidates for director shall be selected on the basis of their business experience and expertise, with a view to supplementing the business experience and expertise of management and adding further substance and insight into board discussions and oversight of management.

The policy is implemented through discussions at meetings of the Nominating/Corporate Governance Committee and through specifications provided to director search firms when such firms are retained. The Nominating/Corporate Governance Committee has no procedure or means of assessing the effectiveness of this policy other than the process described under "Self-Evaluation" below.

The Nominating/Corporate Governance Committee has no other policy with regard to the consideration of diversity in identifying director nominees.

Dividend Committee

The Dividend Committee declares regular quarterly dividends in accordance with the dividend policy established by the Board. The Dividend Committee acts by unanimous written consent. Mr. Kowalski is the sole member of the Dividend Committee.

Compensation Committee

The primary function of the Compensation Committee is to assist the Board in compensation matters. The Compensation Committee operates under its charter which may be viewed on the Company's website, www.tiffany.com, by clicking "Investors" at the bottom of the page, and then selecting "Corporate Governance" from the left-hand column. Under its charter, the Compensation Committee's responsibilities include:

- Approval of remuneration arrangements for executive officers; and
- Approval of compensation plans in which officers and employees of Tiffany are eligible to participate.

Compensation for the non-management members of the Board is set by the Board with advice from the Nominating/Corporate Governance Committee.

Role of Compensation Consultants

Pay Governance LLC is retained by the Compensation Committee to provide advice with respect to the amount and form of executive compensation. This firm also provides advice to the Nominating/Corporate Governance Committee with respect to director compensation.

The decision to retain Pay Governance LLC was made by the Committee Chair. Management recommended the predecessor firm of Pay Governance LLC (Towers Watson, from which Pay Governance LLC was spun off and is now independent) and has assisted in arranging meetings between Pay Governance LLC and the Committee.

Pay Governance LLC performs two functions for the Compensation Committee. First, it prepares and discusses with the Committee an annual competitive compensation analysis with respect to the executive officers positions. The use of this analysis is discussed in COMPENSATION DISCUSSION AND ANALYSIS, Competitive Compensation Analysis on Page PS-44. Second, Pay Governance LLC recommends compensation initiatives to the Compensation Committee, including the structure of long- and short-term compensation components (including both equity and non-equity components) and the relative value that each component should constitute within the total portfolio of executive compensation.

Pay Governance LLC does not consult with management on compensation to be paid to non-executive employees. The Compensation Committee has told Pay Governance LLC that it is to act independently of management and only at the direction of the Committee and that its ongoing engagement is determined solely by the Compensation Committee.

For additional information regarding the operation of the Compensation Committee, including the role of consultants and management in the process of determining the amount and form of executive compensation, see "Compensation Committee Process" beginning on page PS-46 of the "Compensation Discussion and Analysis" below. The Compensation Committee's report appears on page PS-48.

Stock Option Subcommittee

The Stock Option Subcommittee determines the grant of options, restricted stock units, cash incentive awards and other matters under our 2005 Employee Incentive Plan. All members of the Compensation Committee are members of this subcommittee.

Compensation Committee Interlocks and Insider Participation

No director serving on the Compensation Committee or its Stock Option Subcommittee during any part of Fiscal 2010 was, at any time either during or before such fiscal year, an officer or employee of Tiffany & Co. or any of its subsidiaries. No interlocking relationship exists between the Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed during Fiscal 2010.

Audit Committee

The Company's Audit Committee is an "audit committee" established in accordance with Section 3(a)-(58)(A) of the Securities Exchange Act of 1934. The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company's financial matters. The Audit Committee operates under a charter adopted by the Board; that charter may be viewed on the Company's website, www.tiffany.com, by clicking "Investors" at the bottom of the page and then selecting "Corporate Governance" from the left-hand column. Under its charter, the Audit Committee's responsibilities include:

- Retaining and terminating the Company's independent registered public accounting firm, reviewing the quality-control procedures and independence of such firm and evaluating their proposed audit scope, performance and fee arrangements;
- Approving in advance all audit and non-audit services to be rendered by the independent registered public accounting firm;
- Reviewing the adequacy of our system of internal control over financial reporting;
- Establishing procedures for complaints regarding accounting, internal accounting controls or auditing matters; and
- Conducting a review of our financial statements and audit findings in advance of filing, and reviewing in advance proposed changes in our accounting principles.

The Board has determined that all members of the Audit Committee are financially literate, that at least one member of the Audit Committee meets the New York Stock Exchange standard of having accounting or related financial management expertise, and that Mr. Presby meets the SEC criteria of an "audit committee financial expert." Mr. Presby is an active and honorary member of the AICPA and a board member of the New York Chapter of the National Association of Corporate Directors. He chairs the audit committees of four public companies in addition to that of the

Company. In view of Mr. Presby's full-time commitment to work as an independent director, the Board has determined that his simultaneous service on five audit committees will not impair his ability to effectively serve on the Company's Audit Committee. The report of the Audit Committee is on page PS-23.

Finance Committee

The Board formed the Finance Committee to assist the Board with its oversight of the Company's capital structure, dividend policy, repurchase of the Company's common stock, debt and equity financings, and the retention of investment bankers and other financial advisors to the Board. The Finance Committee operates under the charter adopted by the Board. The charter may be viewed on the Company's website, www.tiffany.com, by clicking "Investors" at the bottom of the page, and then selecting "Corporate Governance" from the left-hand column.

Corporate Social Responsibility Committee

The Board formed the Corporate Social Responsibility Committee to assist the Board with its oversight of the Company's policies and practices involving the environment, vendor workplace conditions and employment practices, community affairs, sustainable product sourcing, corporate charitable giving, governmental relations, political activities and diversity in employment. The Corporate Social Responsibility Committee operates under the charter adopted by the Board. The charter may be viewed on the Company's website, www.tiffany.com, by clicking "Investors" at the bottom of the page, and then selecting "Corporate Governance."

Self-Evaluation

The independent directors who serve on the Board conduct an annual evaluation of the workings and efficiency of the Board and of each of the Board committees on which they serve and make recommendations for change, if required.

PROXY STATEMENT

Resignation on Job Change or New Directorship

Under the Company's Corporate Governance Principles, a director must submit a letter of resignation to the Nominating/Corporate Governance Committee on a change in employment or significant change in job responsibilities and upon accepting or resolving to accept a directorship with another public company. The Committee may either accept or reject such resignation, but must act within 10 days after considering, in light of the circumstances, the continued appropriateness of the continued service of the director.

Board Leadership Structure

The offices of Chairman of the Board and Chief Executive Officer are held by the same person, Michael J. Kowalski.

The Company has a lead independent director (also referred to as "presiding independent director"). Charles K. Marquis occupies such position by virtue of his chairmanship of the Nominating/Corporate Governance Committee.

Mr. Kowalski organizes a preliminary agenda for each board meeting and submits it for the approval of the lead independent director.

The lead independent director chairs meetings of the independent and non-management directors (including meetings of the Nominating/Corporate Governance Committee) and during those meetings solicits the comments and suggestions of the independent directors and other non-management directors with respect to the agenda for Board meetings, the information to be provided by management and the quality of the discussions and decision-making process.

The Nominating/Corporate Governance Committee deems the existing structure appropriate in the context of the existing board size, the tenure of the directors with the Company, the overall experience of the directors and the experience that the directors have had with Mr. Kowalski and the executive management group.

Mr. Kowalski has served as Chairman of the Board since the start of Fiscal 2003 and the directors have had the opportunity during that time to assess his skills at moderating discussions during meetings, his responsiveness to the Board's suggestions for the agenda and the information provided by management to the directors.

The Nominating/Corporate Governance Committee may reassess the appropriateness of the existing leadership structure at any time, including following changes in management, in board composition or in the scope or complexity of the Company's operations.

Board Role in Risk Oversight

The Board believes (i) that management is responsible to manage the various risks that may arise in the Company's operations and (ii) that the Board has a role in overseeing management in the risk management function.

Management's approach to risk management includes systems of authorities and approval levels; internal control checks and balances; analytical methods for making and evaluating decisions; planning for annual business growth and profitability; strategic planning; and nurturing a corporate culture that rewards integrity and supports the TIFFANY & CO. brand image. This approach to risk management includes these goals: that every risk should, when possible and practicable, be identified, quantified as to monetary impact, assigned a probability factor, and properly delegated to management for a response. Operational risks so categorized are used to inform and shape the internal audit plan and are communicated to the Company's independent registered public accounting firm so that they can be referenced and used, if deemed appropriate, to inform and shape the external audit plan. Strategic risks are identified and are addressed in the strategic planning process.

Each year management is charged with the preparation of detailed business plans for the coming year (the annual plan) and the ensuing four-year period (the strategic plan) and required to review these plans, as they are developed and refined, on three separate occasions with the Board. Among other items, such plans include budgets for capital expenditures, inventory purchases, cash flow and liquidity, hiring, borrowing and dividends. The Board requires management to plan on the basis of realistic assumptions concerning sales and cost increases. In this process, the Board endeavors to assess whether management has made an appropriate analysis of the operational and brand risks inherent in the plans.

Each year the Board reviews and approves the annual business plan and the strategic plan. The Board also reviews specific risk areas on a regular basis. These are insured risks, management authority, investor relations, litigation risks, foreign currency risks, diamond supply risk and inventory risk.

The Audit Committee is required to discuss policies with respect to risk assessment and risk management and regularly does so. The Audit Committee concerns itself most specifically with the integrity of the financial reporting process, but also with personnel, asset and information security risk.

The Finance Committee concerns itself principally with liquidity risk.

The Company has not designated an overall risk management officer and has no formal policy for coordination of risk management oversight amongst the two board committees involved. The committee structure was not organized specifically for the purpose of risk management oversight.

The Board coordinates the risk management oversight function in the following manner. Both the Finance Committee and the Audit Committee share the minutes of their meetings with the Board and report regularly to the Board. All committee meetings are open to the other directors and many regularly attend because the committee meetings are regularly scheduled on the day of or the day preceding Board meetings.

Business Conduct Policy and Code of Ethics

The Company has a long-standing policy governing business conduct for all Company employees worldwide. The policy requires compliance with law and avoidance of conflicts of interest and sets standards for various activities to avoid the potential for abuse or the occasion for illegal or unethical activities. This policy covers, among other activities, the acceptance or giving of gifts from or to those seeking to do business with the Company, processing one's own transactions, political contributions and reporting dishonest activity. Each year, all employees are required to review the policy, report any violations or conflicts of interest and affirm their obligation to report future violations to management.

The Company has a toll-free "hotline" to receive complaints from employees, vendors, stockholders and other interested parties concerning violations of the Company's policies or questionable accounting, internal controls or auditing matters. The toll-free phone number is 877-806-7464. The hotline is operated by a third-party service provider to assure the confidentiality and completeness of all information received. Users of this service may elect to remain anonymous.

We also have a Code of Business and Ethical Conduct for the directors, the chief executive officer, the chief financial officer and all other officers of the Company. The Code advocates, and requires those persons to adhere to, principles and responsibilities governing professional and ethical conduct. This Code supplements our business conduct policy. Waivers may only be made by the Board. A summary of our business conduct policy and a copy of the Code of Business and Ethical Conduct are posted on our website, www.tiffany.com, by clicking "Investors" at the bottom of the page, and then selecting "Corporate Governance" from the left-hand column. We have also filed a copy of the Code with the SEC as an exhibit to our Annual Report on Form 10-K for Fiscal 2010. The Board has not adopted a policy by which it will disclose amendments to, or waivers from, the Company's Code of Business and Ethical Conduct on our website. Accordingly, we will file a report on Form 8-K if that Code is amended or if the Board has granted a waiver from such Code, including an implicit waiver. We will file such a report only if the waiver applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, and if such waiver relates to: honest and ethical conduct; full, fair, accurate, timely, and understandable disclosure; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code; or accountability for adherence to the Code.

The Nominating/Corporate Governance Committee, Audit Committee and Compensation Committee charters as well as the Code of Ethics and the Corporate Governance Principles are available in print to any stockholder who requests them.

Limitation on Adoption of Poison Pill Plans

On January 19, 2006, the Board terminated the Company's stockholder rights plan (typically referred to as a "poison pill") and adopted the following policy:

> "This Board shall submit the adoption or extension of any poison pill to a stockholder vote before it acts to adopt such poison pill; provided, however, that this Board may act on its own to adopt a poison pill without first submitting such matter to a stockholder vote if, under the circumstance then existing, this Board in the exercise of its fiduciary responsibilities deems it to be in the best interests of the Company and its stockholders to adopt a poison pill without the delay in adoption that is attendant upon the time reasonably anticipated to seek a stockholder vote. If a poison pill is adopted without first submitting such matter to a stockholder vote, the poison pill must be submitted to a stockholder vote within one year after the effective date of the poison pill. Absent such submission to a stockholder vote, and favorable action thereupon, the poison pill will expire on the first anniversary of its effective date."

TRANSACTIONS WITH RELATED PERSONS

The Board has adopted policies and procedures for the review, approval or ratification of transactions with the Company (or any subsidiary) in which any director or executive officer, any nominee for election as a director, any immediate family member of such an officer, director or nominee or any five-percent holder of the Company's securities has a direct or indirect material interest. Such transactions are referred to the Nominating/Corporate Governance Committee for review. In determining whether to approve or ratify any transaction, the Committee applies the following standard after considering the facts and circumstances of the transaction: whether, in the business judgment of the Committee members, the interests of the Company appear likely to be served by such approval or ratification.

The Board has ratified the hiring in Fiscal 2009 by Tiffany management of the following related person: Suzanne Jackey, an adult stepdaughter of Rose Marie Bravo, a director and a nominee for director. Ms. Jackey was hired as Tiffany's Director of Product Development and Merchandising – Leather Accessories because she had previously worked for the product development group hired to develop a new product line. Ms. Jackey is a salaried employee of Tiffany whose annual salary and bonus rate totaled approximately $200,000 for fiscal year 2010.

CONTRIBUTIONS TO DIRECTOR-AFFILIATED CHARITIES

The contributions listed below were made during the last three fiscal years to charitable organizations with which directors or director nominees are affiliated through membership on the governing board of such charitable organizations. None of the independent directors serves as an executive officer of these charities:

- Boston Symphony Orchestra: cash grant of $5,000 in Fiscal 2008 (Mr. Fish is an Overseer).
- University of Chicago Cancer Research Foundation (Women's Board): merchandise grants totaling $49,750, $30,300, and $62,500, in Fiscal 2010, 2009, and 2008, respectively (Mr. May is a Trustee of The University of Chicago, a member of its Executive Committee, and a member of the Advisory Council on the Graduate School of Business at The University of Chicago).

- Carnegie Hall: a combination of ticket subscription and advertisement for the opening night gala program of $31,500 in Fiscal 2010 and advertisement for the opening night gala program of $6,500 in Fiscal 2009 (Mr. May is a Trustee).

- The New York Philharmonic: a combination of merchandise grants and ticket subscriptions for fund-raising events of $25,000 in Fiscal 2009 (Mr. May is a Trustee).

- Partnership for New York City: $15,000 annual dues contributions in each of Fiscal 2010, 2009 and 2008 (Mr. May and Tiffany are each partners).

- Mt. Sinai Medical Center: combination of ticket subscription, cash and merchandise grants totaling approximately $100,000, $5,600, and $2,500 in Fiscal 2010, 2009, and 2008, respectively (Mr. May is Chairman of the Board of Trustees).

- UJA Federation: $50,000 in Fiscal 2010 in support of gala honoring Mr. May (Mr. May is a member of the Board of Trustees).

- Paul Taylor Dance Company: merchandise grants of $925 and $895 in Fiscal 2010 and 2009, respectively (Mr. Shutzer is a Trustee).

- Prep for Prep: merchandise grants totaling $1,980, $5,205, and $3,165 for Fiscal 2010, 2009, and 2008 respectively (Mr. Shutzer is a Trustee).

- Phoenix House: combination of ticket subscription and merchandise grants totaling $13,170 and $260 for Fiscal 2010 and 2009, respectively (Ms. Bravo is a member of the Board of Directors).

REPORT OF THE AUDIT COMMITTEE

Included in the Company's Annual Report to Stockholders are the consolidated balance sheets of the Company and its subsidiaries as of January 31, 2011 and 2010, and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings, and cash flows for each of the three years in the period ended January 31, 2011. These statements (the "Audited Financial Statements") are the subject of a report by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"). The Audited Financial Statements are also included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

The Audit Committee reviewed and discussed the Audited Financial Statements with the Company's management and otherwise fulfilled the responsibilities set forth in its charter. The Audit Committee has also discussed with the Company's management and independent registered public accounting firm their evaluations of the effectiveness of the Company's internal controls over financial reporting.

The Audit Committee has discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees," as adopted by the PCAOB in Rule 3200T, and PCAOB Auditing Standard No. 5, "An Audit of Internal Control Over Financial Reporting That Is Integrated With An Audit of Financial Statements."

The Audit Committee received from PwC the written disclosure and letter required by PCAOB Rule 3526 "Communication with Audit Committees Concerning Independence," and has discussed the independence of PwC with that firm. The Audit Committee has considered whether the provision by PwC of the tax consultation, tax compliance and other non-audit-related services disclosed above under "RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – Fees and Services of PricewaterhouseCoopers LLP" is compatible with maintaining PwC's independence and has concluded that providing such services is compatible with that firm's independence from the Company and its management.

The Audit Committee is aware that the provision of non-audit services by an independent accountant may, in some circumstances, create the perception that independence has been compromised. Accordingly, the Audit Committee has instructed management and management has agreed to develop professional relationships with firms other than PwC so that, when needed, other qualified resources will be available and will be used as appropriate.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Company's Board that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2011.

Signed:

J. Thomas Presby, Chair
Gary E. Costley
Lawrence K. Fish
Abby F. Kohnstamm
Charles K. Marquis
Members of the Audit Committee

EXECUTIVE OFFICERS OF THE COMPANY

The executive officers of the Company are:

Name	Age	Position	Year Joined Tiffany
Michael J. Kowalski	59	Chairman of the Board and Chief Executive Officer	1983
James E. Quinn	59	President	1986
Beth O. Canavan	56	Executive Vice President	1987
Frederic Cumenal	51	Executive Vice President	2011
James N. Fernandez	55	Executive Vice President and Chief Financial Officer	1983
Jon M. King	54	Executive Vice President	1990
Victoria Berger-Gross	55	Senior Vice President – Global Human Resources	2001
Pamela H. Cloud	41	Senior Vice President – Merchandising	1994
Patrick B. Dorsey	60	Senior Vice President – General Counsel and Secretary	1985
Patrick F. McGuiness	45	Senior Vice President – Finance	1990
Caroline D. Naggiar	53	Senior Vice President – Chief Marketing Officer	1997
John S. Petterson	52	Senior Vice President – Operations	1988

Michael J. Kowalski. Mr. Kowalski assumed the role of Chairman of the Board in 2003, following the retirement of William R. Chaney. He has served as the Registrant's Chief Executive Officer since 1999 and on the Registrant's Board of Directors since 1995. After joining Tiffany in 1983 as Director of Financial Planning, Mr. Kowalski held a variety of merchandising management positions and served as Executive Vice President from 1992 to 1996 with overall responsibility in the areas of merchandising, marketing, advertising, public relations and product design. He was elected President in 1997. Mr. Kowalski is a member of the Board of Directors of the Bank of New York Mellon. The Bank of New York Mellon is Tiffany's principal banking relationship, serving as Administrative Agent and a lender under Tiffany's revolving credit facility and as the trustee and investment manager for Tiffany's Employee Pension Plan; and BNY Mellon Shareowner Services serves as the Company's transfer agent and registrar.

PROXY STATEMENT

James E. Quinn. Mr. Quinn was appointed President in 2003. He had served as Vice Chairman since 1998. After joining Tiffany in 1986 as Vice President of branch sales for the Company's business-to-business sales operations, Mr. Quinn had various responsibilities for sales management and operations. He was promoted to Executive Vice President in 1992. He has responsibility for Tiffany & Co. sales outside the Americas. Mr. Quinn is a member of the board of directors of Mutual of America Capital Management, Inc. and a member of its Executive Committee. On January 12, 2011 Mr. Quinn announced that he would retire in early 2012.

Frederic Cumenal. Mr. Cumenal joined Tiffany in March 2011 as Executive Vice President, with responsibility for the Asia-Pacific, Japan, Europe and Emerging Markets Regions. Prior to joining Tiffany, for the past 15 years, Mr. Cumenal held senior leadership positions in LVMH Group's wine and spirits businesses, most recently as President and Chief Executive Officer of Moët & Chandon, S.A. Previously, Mr. Cumenal served as Chief Executive Officer of Domaine Chandon, and was Managing Director of Moët Hennessy Europe.

Beth O. Canavan. Mrs. Canavan joined Tiffany in 1987 as Director of New Store Development. She later held the positions of Vice President, Retail Sales Development, Vice President and General Manager of the New York flagship store, and Eastern Regional Vice President. In 1997, she assumed the position of Senior Vice President for U.S. Retail. In 2000, she was promoted to Executive Vice President responsible for retail sales activities in the U.S. and Canada and retail store expansion. In 2001, Mrs. Canavan assumed additional responsibility for direct sales and business-to-business sales activities in the Americas and in 2010 also assumed responsibility for sales in Latin/South America.

James N. Fernandez. Mr. Fernandez joined Tiffany in 1983 and has held various positions in financial planning and management prior to his appointment as Senior Vice President–Chief Financial Officer in 1989. In 1998, he was promoted to Executive Vice President–Chief Financial Officer. He has responsibility for accounting, treasury, investor relations, information technology, financial planning, financial services, business development, diamond operations, real estate operations and overall responsibility for distribution, manufacturing, customer service and security. Mr. Fernandez serves on the Board of Directors of The Dun & Bradstreet Corporation and is the Chairman of its Audit Committee and a member of its Board Affairs Committee.

Jon M. King. Mr. King joined Tiffany in 1990 as a jewelry buyer and has held various positions in the Merchandising Division, assuming responsibility for product development in 2002 as Group Vice President. In 2003, he was promoted to Senior Vice President–Merchandising. In 2006, he was promoted to Executive Vice President and, in addition to his Merchandising leadership role, assigned responsibility for Marketing and Public Relations.

Victoria Berger-Gross. Dr. Berger-Gross joined Tiffany in 2001 as Senior Vice President–Human Resources. Her current title is Senior Vice President, Global Human Resources.

Pamela H. Cloud. Ms. Cloud joined Tiffany in 1994 as an Assistant Buyer and has since advanced through positions of increasing management responsibility within the Merchandising Division. In 2007, she was promoted to Senior Vice President–Merchandising, responsible for all aspects of product planning and inventory management.

Patrick B. Dorsey. Mr. Dorsey joined Tiffany in 1985 as General Counsel and Secretary.

Patrick F. McGuiness. Mr. McGuiness joined Tiffany in 1990 as an Analyst in Accounting & Reporting and has held a variety of management positions within the Finance Division, most recently as Group Vice President–Finance, and in Merchandising from 2000 to 2002 as Vice President–Merchandising Process Improvement. In 2007, he was promoted to Senior Vice President–Finance, responsible for Tiffany's worldwide financial functions.

Caroline D. Naggiar. Ms. Naggiar joined Tiffany in 1997 as Vice President–Marketing Communications. She assumed her current role and responsibilities as head of advertising and marketing in 1998 and in 2007 she was assigned additional responsibility for the Public Relations department and named Chief Marketing Officer.

John S. Petterson. Mr. Petterson joined Tiffany in 1988 as a management associate. He was promoted to Senior Vice President–Corporate Sales in 1995. In 2001, Mr. Petterson assumed the role of Senior Vice President–Operations, with responsibility for worldwide distribution, customer service and security activities. His responsibilities were expanded in 2003 to include manufacturing operations.

COMPENSATION OF THE CEO AND OTHER EXECUTIVE OFFICERS

Contents

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

- Our fiscal year ends on each January 31. Therefore, the fiscal years referred to in this Compensation Discussion and Analysis ("CD&A") are the 12-month periods ending on the following dates:

  - Fiscal 2008 January 31, 2009
  - Fiscal 2009 January 31, 2010
  - Fiscal 2010 January 31, 2011
  - Fiscal 2011 January 31, 2012

- From the inception of Fiscal 2009 through the end of Fiscal 2010, the Company's share price increased significantly relative to standard indices:

Company/Index	1/31/09	1/31/10	% Inc.	1/31/11	% Inc.	% Increase over Two-year Period
Tiffany & Co.	$ 20.75	$ 40.61	96%	$ 58.13	43%	180%
S&P 500 Index	825.88	1073.87	30%	1286.12	20%	56%
S&P 500 Consumer Discretionary Index	151.38	228.13	51%	293.42	29%	94%

- Net earnings from continuing operations increased by 14% from Fiscal 2008 to Fiscal 2009 and by 39% from Fiscal 2009 to Fiscal 2010.

- Return on average assets increased by 11% from Fiscal 2008 to Fiscal 2009 and by 28% from Fiscal 2009 to Fiscal 2010.

- The Company's consolidated Fiscal 2010 net earnings exceeded a target established by the Compensation Committee of the Board of Directors (the "Committee") at the start of the year by 18.8%. This allowed the Committee to pay the executive officers 154%, on average, of their target Fiscal 2010 annual incentive/bonus.

- The Company's consolidated Fiscal 2009 net earnings exceeded a target established by the Committee at the start of the year by more than 30%. This allowed the Committee to pay the executive officers 200% of their target Fiscal 2009 annual incentive/bonus, on average.

- The performance-based restricted stock units granted to our executive officers in January 2008 failed to vest in January 2011, the end of a three-year performance period. Earnings performance was below target due to lower-than-planned earnings in Fiscal 2008.

- The Committee raised the overall compensation packages of our executive officers in January 2011. *See the Summary Table on PS-29.*

- In making the decision to increase compensation in 2011, the Committee considered multiple factors, including:

  - that no general salary increases have been awarded for the past three years;
  - that target annual incentives and target long-term incentives for our executive officers are a multiple of their base salaries;

PROXY STATEMENT

- the Company's superior performance for Fiscal 2009 and Fiscal 2010;
- competitive market compensation levels for comparable positions; and
- internal equity.

- Effective January 1, 2011, the Committee increased the base salaries of all executive officers other than Mr. Kowalski. The salary increases were 23.3% for Mrs. Canavan and Mr. King, 14.9% for Mr. Fernandez, and 12.0% for Mr. Dorsey.

    - The increase in base salaries raised target annual incentive compensation and long-term incentives, which are a multiple of base salary, by the same percentage as the salary increases.

- The Committee made long term incentive awards to 10 executive officers in January 2011. These awards consisted of an approximately equal mix (based on grant date fair value) of performance-based restricted stock units and option awards.

- The Committee made a separate award of three-year cliff-vesting restricted stock units to Mr. Kowalski in January 2011. In making this award, the Committee considered multiple factors, including:

    - the Company's financial performance under his leadership;
    - the increased value placed on the Company's stock by the market;
    - his leadership during the economic downturn;
    - the Committee's desire to retain his services; and
    - the fact that he has not had a salary increase for several years.

- In January 2011 the Committee approved the target amounts (but not specific performance targets) for annual incentives/bonuses to be paid in respect of Fiscal 2011. Payments, if any, will be made in Fiscal 2012.

- In March 2011 the Committee set the specific performance targets for annual incentives/bonuses to be paid in respect of Fiscal 2011. Payments, if any, will be made in Fiscal 2012.

- Please refer to the Executive Summary Table that follows. It compares target compensation set for our named executive officers in January 2011 to that set in January 2010.

- The Committee also approved the Company's employment agreement with Frederic Cumenal, who commenced employment with Tiffany on March 10, 2011. Mr. Cumenal is an executive officer with the title "Executive Vice President" and responsibility for sales and distribution of TIFFANY & CO. products outside the Americas. See below under the heading *Other Employment Agreements or Severance Plans for Executives* for a description of Mr. Cumenal's employment agreement.

Executive Summary Table: Comparison of Target Compensation set in January 2011 vs. January 2010

	M.J. Kowalski	J.N. Fernandez	B.O. Canavan	J.M. King	P.B. Dorsey
(1) 2010 Salary	$1,000,000	$740,000	$600,000	$600,000	$500,000
(2) Salary Increase Effective 1/1/11 (% Increase)	$0 (0%)	$110,000 (14.9%)	$140,000 (23.3%)	$140,000 (23.3%)	$60,000 (12.0%)
(3) 2011 Salary	$1,000,000	$850,000	$740,000	$740,000	$560,000
(4) 2010 Target Incentive/Bonus	$1,000,000	$518,000	$420,000	$420,000	$250,000
(5) 2010 Actual Incentive/Bonus	$1,550,000	$800,000	$630,000	$650,000	$380,000
(6) 2011 Incentive/Bonus Target Set	$1,000,000	$595,000	$518,000	$518,000	$280,000
(7) 2010 Long Term Incentive Compensation Target – Grant Date Fair Value	$3,000,000	$1,665,000	$1,200,000	$1,200,000	$875,000
(8) 2011 Long Term Incentive Compensation Target Set – Grant Date Fair Value	$4,475,000	$1,912,500	$1,480,000	$1,480,000	$980,000
(9) Options Granted 1/20/11 @$58.00/sh	67,000 shs	43,000 shs	33,000 shs	33,000 shs	22,000 shs
(10) Performance-based RSUs awarded 1/20/11 @2X Target Value	50,800 shs (a)	32,400 shs (a)	25,000 shs (a)	25,000 shs (a)	16,600 shs (a)
(11) Time-vesting RSUs awarded 1/20/11	25,000 shares	0 shares	0 shares	0 shares	0 shares
(12) 2011 Total Target Direct Compensation – Items (3), (6), and (8)	$6,475,000	$3,357,500	$2,738,000	$2,738,000	$1,820,000
(13) Vesting of Performance-based RSUs awarded in January 2008	0 shares	0 shares	0 shares	0 shares	0 shares

(a) Shares shown are the maximum number of shares that may vest. Please refer to the table on page PS-36 for a full discussion of potential vesting.

Overview of Compensation Components

The Committee has established an executive compensation plan that contains the following key components:

Compensation Component	*Objectives*	*Key Features*
Salary	Provide cash compensation that is not at risk so as to provide a stable source of income and financial security.	Designed to retain key executives by being competitive; not the primary means of recognizing performance.
Annual incentive (annual incentive award or bonus)	Motivate and reward achievement of the annual financial results.	Cash payments dependent on the degree of achievement of the annual profit plan – Committee retains discretion to reduce awards.
Long-term incentives (performance-based restricted stock units and stock options)	Align management interests with those of stockholders; retain executives; motivate and reward achievement of sustainable earnings growth.	Performance-based restricted stock unit awards vest upon achievement of Company financial goals over a three-year performance period and require continued employment. Committee retains discretion to reduce awards. Stock option awards vest ratably over four years of continued employment.
Cliff-vesting restricted stock units	Used infrequently, typically to recognize prior performance and/or to attract or retain key talent.	Typically cliff-vesting after three years of continued employment.
Benefits	Retain executives over the course of their careers.	A comprehensive program of benefits that includes (i) a defined benefit retirement program that provides a special stay-incentive for experienced executives; and (ii) life insurance benefits that build cash value.

Short- and Long-term Planning for Sustainable Earnings Growth

The performance of management in planning, execution and brand stewardship and variable external factors determines the Company's success in achieving its financial goals – both short and long term.

As part of each year's planning process, the executive officers develop and submit for Board approval:

- A five-year strategic plan that balances earnings with "brand stewardship" (see below); and
- A profit plan for the fiscal year.

Both plans must incorporate challenging but achievable goals for sales growth, merchandising, gross margins, marketing expenditures, staffing, other expenses, capital spending and all other components of the Company's financial statements.

"Brand stewardship" refers to actions taken by management to maintain, in the minds of consumers, strong associations between the TIFFANY & CO. brand and product quality, product exclusivity, the highest levels of customer service, compelling store design and product display, and responsible product sourcing practices.

The Board recognizes that tradeoffs between short-term objectives and brand stewardship are often difficult. For example, variations in product mix can positively affect gross margins in the short term while negatively affecting brand image, and increased staffing can positively affect customer service while negatively affecting earnings. Through the planning process, management must bring into balance expectations for annual earnings growth and concerns for brand stewardship and sustainable earnings growth.

Objectives of the Executive Compensation Program

The Committee has established the following objectives for the compensation program:

- To attract, motivate and retain the management talent necessary to develop and execute both the annual and strategic plans;
- To reward achievement of annual and long-term financial goals; and
- To link management's interests with those of the stockholders.

The total executive compensation program includes base salary, annual and long-term incentives and benefits.

Setting Executive Compensation

In January of each year, the Committee sets the target amount of total compensation for each executive officer, as well as the target levels of key components of such compensation. This follows a process in which the Committee conducts a detailed review of each executive's compensation. See below under the heading *Compensation Committee Process* for a discussion of how the Committee determines compensation for executive officers. For a discussion of how the Committee determines that the compensation of executive officers is competitive, see below under the heading *Competitive Compensation Analysis*.

The actual performance goals for the annual and long-term incentive compensation are set by the Committee in March of each fiscal year. This goal-setting is coordinated with the Company's business planning process for the fiscal year and the five-year strategic period that includes the fiscal year.

Relative Values of Key Compensation Components

The Committee used the following ratios to base salary as a means of awarding short- and long-term incentives for Fiscal 2010 and determined that they will remain effective for Fiscal 2011. The Committee splits the estimated value of the long-term incentives evenly between the estimated value of performance-based restricted stock units and the estimated value of stock options.

Executive	Position	Target Short-term Incentive as a Percent of Salary	Maximum Short-term Incentive as a Percent of Salary	Long-term Incentive as a Percent of Salary
Michael J. Kowalski	Chairman & CEO	100%	200%	300% (a)
James N. Fernandez	Executive Vice President & CFO	70%	140%	225%
Beth O. Canavan	Executive Vice President	70%	140%	200%
Jon M. King	Executive Vice President	70%	140%	200%
Patrick B. Dorsey	Senior Vice President, Secretary and General Counsel	50%	100%	175%

(a) Does not include the Time Vesting Restricted Stock Unit grant made in January 2011. If that grant was included in the calculation of Long-Term Incentive as a Percent of Salary, this percentage would be 445%.

PROXY STATEMENT

The Committee believes that the portion of an executive officer's compensation that is "at risk" (subject to adjustment for corporate performance factors) should vary proportionately to the amount of responsibility the executive officer bears for the Company's success. The Committee also believes that a minimum of 50% of the total compensation opportunity of the chief executive officer and 40% of the total compensation opportunity of the other executive officers should be comprised of long-term incentives.

Base Salary

The Committee pays the executive officers competitive salaries as one part of a competitive total compensation program to attract and retain them, but does not use salary increases as the primary means of recognizing talent and performance.

The Committee made a general adjustment to executive salaries in January 2011.

Why: Executive salaries are generally assessed every second year. The last time the Committee approved a general increase was in 2008. The Committee increased the base salaries of executive officers in January 2011 based on its consideration of multiple factors, including that no general salary increases had been granted this group for three years; competitive market compensation levels for comparable positions; and internal equity.

Salaries of all executive officers other than the chief executive officer were increased in this fashion. This included the salaries for the other four named executive officers.

Short-term Incentives

Why: The Committee uses short-term incentives to motivate executive officers to achieve the annual profit plan. Short-term incentives consist of annual incentive awards for the four highest-paid named executive officers (Mr. Kowalski, Mr. Fernandez, Mrs. Canavan and Mr. King) and bonus eligibility for the other executive officers. Annual incentive awards are primarily formula-driven, with payments based on the degree of achievement of the annual profit plan set by the Committee under the plan. Bonuses are entirely discretionary.

Although annual incentive awards are contingent upon the degree to which the annual profit plan is achieved, the Committee has the discretion to take other considerations into account. Such considerations include events, unanticipated at the time that incentive award targets were set, that affect earnings, and contributions to business outcomes consistent with the strategic plan.

For a description of the incentive awards, including incentive award targets from year-to-year and the conditions under which the Committee may exercise discretion, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Non-Equity Incentive Plan Awards.

Annual incentive awards are intended to be "qualified performance based compensation" under Section 162(m) of the Internal Revenue Code in that the goals that are established by the Committee are substantially uncertain of being achieved at the time of establishment and because there is no guarantee that such goals will be achieved through actual fiscal year results.

The Committee awards annual bonuses to the other executive officers. Although the Committee retains discretion with respect to bonuses, in practice it aligns bonuses with the annual incentive awards.

The annual incentive targets established by the Committee for each of the named executive officers for Fiscal 2008 through Fiscal 2010, and which will remain in effect for Fiscal 2011, were 100% of base salary in the case of Mr. Kowalski; 70% of base salary for Messrs. Fernandez and King and for Mrs. Canavan; and 50% of base salary for Mr. Dorsey.

The annual maximum incentive established by the Committee for each of the named executive officers for Fiscal 2008 through Fiscal 2010, and which will remain in effect for Fiscal 2011, was set at twice the target. That means 200% of base salary in the case of Mr. Kowalski; 140% of base salary for Messrs. Fernandez and King and for Mrs. Canavan; and 100% of base salary for Mr. Dorsey.

Fiscal 2010 Short-term Goals

In March 2010, the Committee established, as a condition to awarding the maximum incentive awards, that the Company attain Fiscal 2010 net earnings of $189 million. At the same time the Committee also advised the executive officers that, in the absence of other factors, the Committee will exercise its discretion as follows:

- To reduce the award to zero if Fiscal 2010 net earnings are equal to or less than $220.5 million;
- To pay 100% of the target incentive award if Fiscal 2010 net earnings equal $315 million;
- To pay the maximum award if Fiscal 2010 net earnings equal or exceed $410 million; and
- To prorate the incentive award payable if Fiscal 2010 net earnings fall between the amounts set forth above.

In March 2011, after reviewing and concurring with the recommendation of the chief executive officer, the Committee, in the exercise of its retained discretion, determined to pay incentive awards as shown in the Executive Summary Table on page PS-29 above.

- Fiscal 2010 net earnings fell between $315 million and $410 million.
- Based on Fiscal 2010 net earnings, the implied payout under the goals set forth above was 163% of target.
- However, the Committee determined, in the exercise of its retained discretion, to pay awards in the range of 147% to 158% of target.
- The Committee adopted this lower payout range because Fiscal 2010 net earnings growth was partially attributable to the recovery of the luxury goods sector and to the favorable impact of currency conversion rate changes; these items were not anticipated when Fiscal 2010 short-term goals were set.
- Individual awards within the range varied on the basis of business unit performance and individual performance factors.

Fiscal 2011 Short-term Goals

In March 2011, the Committee established, as a condition to awarding the maximum incentive awards, that the Company attain Fiscal 2011 net earnings of $264 million. At the same time the Committee also advised the executive officers that, in the absence of other factors, the Committee will exercise its discretion as follows:

- To reduce the award to zero if Fiscal 2011 net earnings do not exceed $308 million;
- To pay the target incentive award if Fiscal 2011 net earnings equal $440 million;
- To pay the maximum award if Fiscal 2011 net earnings equal or exceed $572 million; and
- To prorate the incentive award payable if Fiscal 2011 net earnings fall between the amounts set forth above.

Three-year History of Short-term Incentive Payouts

Following is the record of short-term incentive payouts for the executive officers as a group as a percent of target over the past three fiscal years:

- Fiscal 2010: 145%-155% of target;
- Fiscal 2009: 200% of target; and
- Fiscal 2008: 0% of target.

Long-Term Incentives

Why: The Committee uses long-term incentives to promote the retention of executive officers and motivate them to achieve sustainable earnings growth.

The Committee considers equity-based awards to be appropriate because, over the long term, the Company's stock price should be a good indicator of management's success in achieving sustainable earnings growth.

The Committee awards performance-based restricted stock units and stock options because each form of award complements the other in helping the Company retain and motivate its executive officers.

In its decision to use both forms of award, the Committee took into account the difficulty of setting appropriate strategic performance goals. This difficulty arises due to the significant degree of influence that non-controllable and highly variable external factors have upon the Company's performance, and the fact that the market does not always respond immediately to earnings growth.

Performance-based restricted stock units have the advantage of rewarding executives for meeting financial goals – even if the achievement of those goals is not reflected in the share price in the short term.

Stock options do not reward executives in a declining market. However, they do provide gains commensurate with those of shareholders, whether or not financial goals have been met.

In order to provide balance to the Company's long-term incentives, the Committee determined that the ratio of the estimated value of performance-based restricted stock unit awards to the estimated value of stock options awards should be as nearly 50/50 as practicable. For purposes of achieving this ratio the Committee values the awards as follows:

- for options, on the basis of the Black-Scholes model; and
- for performance-based restricted stock units, using the per share market value immediately prior to the grant on the assumption that units would vest at the earnings target (attainment of the ROA target was not considered in making this allocation).

Performance-Based Restricted Stock Unit Grants Made in January 2011 and 2010

Complete vesting of performance-based restricted stock units granted in January 2011 and in January 2010 is dependent upon achievement of earnings thresholds. Achievement of those thresholds will give the Committee the discretion to vest the total number of stock units granted or any lesser number down to zero. However, the Committee has communicated to the executive officers that it will exercise its discretion to reduce the number of units vesting on the basis of both cumulative earnings per share ("EPS") goals and an average return on assets ("ROA") goals over each of the three-year performance periods (Fiscal Years 2011, 2012 and 2013 for the 2011 grants) (Fiscal Years 2010, 2011 and 2012 for the 2010 grants).

- Like most companies, the Company's stock price over the long term is primarily driven by growth in EPS. The Committee considers EPS performance to be the primary determiner of vesting and no shares will vest unless a threshold level of EPS performance is achieved.
- The Company's ROA is also likely to significantly affect its stock price over the long term. This is due, in part, to the significance of inventory and capital expenses in its business. Thus the Committee uses ROA as a supplemental indicator of management's success in achieving sustainable earnings growth.
- The EPS and ROA goals were set by the Committee in conformance to, and as part of the process of approving, the Company's strategic plan.

The Committee has provided the following chart to the executive officers to illustrate the manner in which the Committee intends to exercise its discretion at the conclusion of each three-year performance period:

Earnings Performance	Percent of Target Shares Vesting for Earnings Performance	ROA Adjustment to Shares Vesting for Earnings Performance (percent of Target)	Percent of Target Shares Vesting After ROA Adjustment	Percent of Maximum Number of Shares Vesting
Earnings Threshold Not Reached	0%	None	0%	None
Earnings Threshold Reached	25%	10% increase if ROA Target achieved	25% to 35%	12.5% to 17.5%
Earnings Target Reached	100%	10% increase if ROA Target achieved/10% decrease if ROA Target not achieved	90% to 110%	45% to 55%
Earnings Target Exceeded by 34.2%	190%	10% increase if ROA Target achieved/10% decrease if ROA Target not achieved	180% to 200%	90% to 100%

PROXY STATEMENT

Performance Targets, Thresholds and Maximums – Fiscal 2010 Performance-Based Grants

In March 2011 the Committee established the following in respect of the performance-based restricted stock units granted in January 2011, subject to adjustments as permitted under the Plan:

- Earnings Target: $12.12 per share (aggregate net earnings per share on a diluted basis over the three-year period);
- ROA Target: 12.2% (return on average assets in each of the fiscal years in the performance period, expressed as a percentage and then averaged over the entire performance period);
- Earnings Threshold: $5.80 per share (aggregate net earnings per share on a diluted basis over the three-year period); and
- Earnings Maximum: $16.43 per share (aggregate net earnings per share on a diluted basis over the three-year period).

Performance Targets, Thresholds and Maximums – Fiscal 2009 Performance-Based Grants

In March 2010 the Committee established the following in respect of the performance-based restricted stock units granted in January 2010, subject to adjustments as permitted under the Plan:

- Earnings Target: $9.10 per share (aggregate net earnings per share on a diluted basis over the three-year period);

- ROA Target: 10.6% (return on average assets in each of the fiscal years in the performance period, expressed as a percentage and then averaged over the entire performance period);
- Earnings Threshold: $4.25 per share (aggregate net earnings per share on a diluted basis over the three-year period); and
- Earnings Maximum: $12.21 per share (aggregate net earnings per share on a diluted basis over the three-year period).

Terms of Performance-Based Restricted Stock Unit Grants Made in Fiscal 2008

When the Committee met in January 2009, it considered:

- The Company's projected financial performance for Fiscal 2008;
- The economic circumstances and uncertainty then confronting retailers of luxury goods and jewelry retailers in particular;
- The difficulty of planning for Fiscal 2009 in the face of such uncertainty;
- The diminished realizable and retentive value of equity awards made to the executive officers in prior fiscal years due to the effect of significant declines in the market value for the Company's stock and the Company's financial performance in Fiscal 2008; and
- Whether the vesting provisions of performance-based restricted stock unit grants to be made in respect of the three-year performance period ending on January 31, 2012 should be changed, relative to those made for prior performance periods (see below), to recognize the economic uncertainty and to provide the Company with a better opportunity to retain the executives.

The Committee determined that the performance-based restricted stock unit grants made in January 2009 for the three-year performance period ending January 31, 2012 (Fiscal 2009, 2010 and 2011) will vest 100% for those executives who remain employed through the end of the performance period if earnings from continuing operations equal or exceed $300 million in any one of the three fiscal years ending during the performance period. Unlike prior grants, there is no incremental opportunity for the executives if the earnings goal is overachieved, and no partial vesting for partial performance. The Company met the $300 million hurdle rate in Fiscal 2009 and the grants will fully vest for each executive officer if she or he remains employed through January 31, 2012.

Performance-Based Restricted Stock Unit Grants Made in Fiscal 2007

Complete vesting of performance-based restricted stock units granted in January 2008 was dependent upon achievement of both EPS goal and an ROA goal over each three-year performance period following the grants. Due to the Company's financial performance in Fiscal 2008, the Company did not meet the applicable three-year cumulative EPS goal and ROA goal for these grants, and these grants did not vest.[1] The Committee did not retain any discretion in that regard.

[1] For performance-based restricted stock units granted in January 2008, goals were as follows: Threshold cumulative net EPS of $8.54; Target cumulative net EPS of $9.87; Maximum cumulative net EPS of $10.62; and ROA goal of 11.5%.

Four-year History of Performance-Based Restricted Stock Unit Payouts

Following is the payout history for performance-based restricted stock units made to the executive officers:

- Fiscal 2006 through 2008 Performance Period: 72.8% of target;
- Fiscal 2007 through 2009 Performance Period: 0% of target;
- Fiscal 2008 through 2010 Performance Period: 0% of target; and
- Fiscal 2009 through 2011 Performance Period: 100% of target (assuming continued employment through January 31, 2012).

***

For a more complete description of the performance-based restricted stock units, including a description of the circumstances in which a portion of the units may vest in various circumstances of death, disability, a Change of Control or at the initiative of the executive's employer and the goals set from year-to-year, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Equity Incentive Plan Awards – Performance-Based Restricted Stock Units.

Stock Option Grants

Why: The Committee grants stock options in order to clarify the link between the interests of the executive officers and those of the Company's stockholders in long-term growth in share value and to support the brand stewardship over the long term. As in prior years, stock options have a 10-year term and vest at the rate of 25% per year. (For a description of the stock options see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Options).

Cliff-vesting Restricted Stock Unit Awards

Why: On occasion, the Committee may make non-strategic restricted stock unit awards for reasons such as recognition of prior performance; attraction of new talent; retention of key talent; and in lieu of cash compensation increases. At the end of Fiscal 2010, the Committee granted such an award to the chief executive officer. The Committee considered this award to be warranted by multiple factors specific to the leadership of Mr. Kowalski, including: strong financial performance by the Company which drove gains in the market value of the Company's stock; excellent management of the business through the economic downturn; encouraging Mr. Kowalski to stay on in his role; and the fact that Mr. Kowalski had not been granted a salary increase in three years. Subject to certain conditions, the award in question – for 25,000 stock units – will not vest unless Mr. Kowalski remains employed for three years. See DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Time Vesting Restricted Stock Awards.

Retirement Benefits

Why: Retirement benefits are offered to executive officers because the Committee seeks to retain them over the course of their career, especially in their later years when they have gained experience and become more valuable to the Company and to its competitors. (For a description of the retirement benefits see PENSION BENEFITS – Features of the Retirement Plans).

Retirement benefits offer financial security in the future and are not entirely contingent upon corporate performance factors. It is the case, however, that average final compensation, on which the retirement benefits of each executive officer is based, will be determined, in part, by reference to bonus and incentive awards made in the past; such awards, are determined by corporate performance factors in the year awarded.

Executives (other than Mr. Cumenal) participate in three retirement plans: they participate in the same tax-qualified pension plan available to all full-time U.S. employees hired before January 1, 2006 and also receive incremental benefits under the Excess Plan and the Supplemental Plan.

The Excess Plan credits salary and bonus in excess of amounts that the Internal Revenue Service (IRS) allows the tax-qualified pension plan to credit in computing benefits, although benefits under both of these plans are computed under the same formula. The Committee considers it fair and consistent with the employee retention purpose of the tax-qualified pension plan to maintain for executives the relationship established for employees compensated below the IRS limit between annual cash compensation and pension benefits.

The Supplemental Plan serves as a stay-incentive for experienced executives by increasing the percentage of average final compensation provided as a benefit when the executive reaches specified service milestones.

Life Insurance Benefits

Why: IRS limitations render the life insurance benefits that the Company provides to all full-time U.S. employees in multiples of their annual salaries largely unavailable to the Company's executive officers. The Company maintains the relationship established for lower-compensated employees between annual salaries and life insurance benefits through executive-owned, employer-paid whole-life policies. (For an explanation of the key features of the life insurance benefits, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Life Insurance Benefits). The Committee considers the increase in policy cash value attributable to Company contributions to be part of target total direct compensation for purposes of the *Competitive Compensation Analysis* discussed below. Life insurance benefits are taxable to the executives and no gross-up is paid.

Disability Insurance Benefits

Why: The Committee provides executive officers with special disability insurance benefits because their salaries are inconsistent with the income replacement limits of the Company's standard disability insurance policies. Thus, these special disability benefits maintain the relationship established for employees compensated below the IRS limit between annual cash compensation and disability benefits. Disability insurance premiums are taxable to the executives and no gross-up is paid.

Equity Ownership by Executive Officers and Directors

Under the equity ownership policy adopted by the Board and monitored by the Committee, executive officers and non-executive directors are required to accumulate shares (and options for shares) of the Company's common stock until they have ownership of shares or options having a total market value equal to the following multiples of their base salaries (minimum annual retainer in the case of directors):

Position/Level	Market Value of Company Stock Holdings as a Multiple of Base Salary (Minimum Annual Retainer in the case of Non-Executive Directors)
Chief Executive Officer	Five Times
Non-Executive Directors	Five Times
President	Four Times
Executive Vice President	Three Times
Senior Vice President	Two Times

Under the share ownership policy, so long as 25% of the required market value consists of shares of the Company's common stock owned by an executive officer or director, then 50% of the positive current value of his or her vested (exercisable) stock options may also be counted towards compliance. For this purpose, the current value of a vested option is calculated as follows: current market value of the number of shares covered by the option less the total option exercise price.

Prior to satisfying this stock ownership requirement, an executive officer or director may not sell any shares except to:

- satisfy required withholding for income taxes due upon exercise of stock options or vesting of performance-based restricted stock units;
- pay the exercise price upon exercise of stock options; and
- dispose of no more than 50% of the remaining shares issued upon exercise of stock options or vesting of performance-based restricted share units (after paying the exercise price and tax withholding).

The Committee regularly reviews progress toward compliance with the policy.

As of January 31, 2011, the chief executive officer had exceeded his goal by more than five-fold and all of the remaining ten executive officers had achieved their goal. Goal achievement is affected from period to period by fluctuations in the share price, through market transactions and by the vesting of stock options and restricted stock units.

As of January 31, 2011, all of the eight non-management directors had met their share ownership requirements.

Speculative Transactions Not Permitted

The Board has directed executive officers not to engage in transactions of a speculative nature in Company securities, such as the purchase of calls or puts, selling short or speculative transactions as to any rights, options, warrants or convertible securities related to Company securities. This policy does not affect the right to exercise or hold a stock option issued to the executive by the Company.

Retention Agreements

The Committee continues to believe that, during any times of possible or actual transition of corporate control, it would be important to keep the team of executive officers in place, free of distractions that might arise out of concern for personal financial advantage or job security. The Company has not had a single controlling stockholder for many years, and, depending upon the circumstances, executive officers could consider acquisition of a controlling interest as described in the retention agreements to be a prelude to a significant change in corporate policies and an incentive to leave. For these reasons, the Company has entered into retention agreements with each of the executive officers (other than Mr. Cumenal) which provide financial incentives for them to remain in place during any such times. (For a description of the retention agreements, see POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL – Retention Agreements). (For a description of Mr. Cumenal's employment agreement, which contains comparable provisions to those of the retention agreements see COMPENSATION DISCUSSION AND ANALYSIS *Other Employment Agreements or Severance Plans for Executives* below.)

The Committee believes that the retention agreements serve the best interests of the Company's stockholders because such agreements:

- will increase the value of the Company to a potential acquirer that requires delivery of an intact management team;
- will help to keep management in place and focused should any situation arise in which a change of control looms but is not welcome or agreement has not yet been reached;
- are a prudent defense to the possibility that one or more senior executive officers might retire or take a competing job offer during a time of transition; and
- are not overly generous.

The Committee also believes that the independent directors are fully capable of weighing the merits of any proposed transaction and reaching a proper conclusion in the interests of the stockholders, even in the face of management's advocacy of a transaction that would provide change in control payments to the executive officers.

Dual Triggers

The retention agreements are "dual-trigger" arrangements in that they provide no benefits unless two events occur: (i) a change in control followed by (ii) a loss of employment.

Definition of "Change in Control"

In Fiscal 2008, the Committee changed the definition of "Change in Control" for use in the Company's arrangements with the executive officers. This change was made effective for equity grants made in January 2009 and thereafter. This change was also made for the retention agreements (see above) and all executive officers surrendered the old form of retention agreement and entered into a new form with the changed definition. Under the new definition, a "Change in Control" will be deemed to occur only in the following four situations:

- a 35% share acquisition;
- incumbent directors (including those nominated by incumbent directors) cease to be a majority;
- a corporate transaction, such as a merger, in which the shareholders prior to the transaction do not own 51% of the Company's assets; and
- a sale of all or substantially all of the assets of the Company or Tiffany.

Other Employment Agreements or Severance Plans for Executives

Apart from the retention agreements and the employment agreement entered into with Frederic Cumenal discussed below, the Company:

- is not party to any employment agreement with any executive officer that provides for severance benefits on termination of employment;
- does not maintain any severance payment policy for executive officers; and
- has the right to terminate the employment of any executive officer for any reason or no reason prior to the occurrence of a change in control.

On March 10, 2011 Frederic Cumenal commenced employment with Tiffany as an executive officer with the title "Executive Vice President" and responsibility for sales and distribution of TIFFANY & CO. products in all markets other than the Americas. Tiffany entered into an employment agreement with Mr. Cumenal as part of the recruiting process. The employment agreement, which was approved by the Committee, addresses certain elements of the personal costs, foregone compensation and professional risk that Mr. Cumenal incurred to accept the position and relocate his family to the United States. That employment agreement includes the following key compensatory features:

- Term: three-year initial term with sequential one-year extensions thereafter. Either Tiffany or Mr. Cumenal may give prior notice of non-extension. In the event of a Change in Control the term will continue for at least two years;
- Base Salary: $850,000 per year;
- Target Annual Incentive Award: $595,000 (70% of Base Salary). See *Fiscal 2011 Short-Term Goals* above;
- One-time Three-year Cliff-Vesting RSU Grant: grant-date fair value of $1,700,000 (200% of Base Salary);
- Stock Option Grant: grant date fair value of $850,000 (100% of Base Salary);
- Performance-Based RSU Grant: grant-date fair value of $850,000 (100% of Base Salary). See *Performance Targets, Thresholds and Maximums, Fiscal 2010 Performance-Based Grants* above;
- Relocation Payment: a one-time award of $650,000 subject to a claw-back of 38% should Mr. Cumenal resign without good reason within 18 months of employment;
- Deferred Compensation: because Mr. Cumenal will not be eligible to participate in any defined benefit pension plan offered by Tiffany, Tiffany will credit $365,000 per year for the first 10 years of his employment to an interest-bearing account for Mr. Cumenal's retirement. He will be fully vested in this account after three years of employment;
- Life Insurance Contributions: As it does for the other executive officers, Tiffany will contribute towards the premium on a whole-life insurance policy to be owned by Mr. Cumenal (up to $150,000 per year). See *Life Insurance Benefits* above;
- French Pension Scheme Payments: Tiffany will make payments of approximately $75,000 per year of employment for the benefit of Mr. Cumenal's account with the French social security and complementary pension schemes;
- Tax Consultation: Tiffany will provide or reimburse Mr. Cumenal for income tax preparation assistance for 2011 and 2012 up to a maximum of $30,000 each year;
- Severance Prior to a Change in Control –Termination without Cause; Resignation for Good Reason (including Tiffany's refusal to extend the term): $605,000; plus Base Salary for the balance of Term (minimum of one year; maximum of two years); plus continuation of medical and dental benefits for one year; and
- Severance After a Change in Control – Termination without Cause; Resignation for Good Reason (including Tiffany's refusal to extend the term): $1,210,000; plus two times Base Annual Salary; plus continuation of medical and dental benefits for two years.
- If Mr. Cumenal terminates employment, Tiffany would also pay him an additional $200,000 payment if Tiffany wanted him to adhere to his non-compete.

The One-time Three-year Cliff-Vesting RSU Grant and Deferred Compensation provisions of Mr. Cumenal's employment agreement were intended by the Committee and Mr. Cumenal as "make whole" payment for amounts Mr. Cumenal would forfeit at his prior employer. Mr. Cumenal has accrued significant long-term pension benefits with his prior employer.

The French Pension Scheme Payments were intended by the Committee to avoid loss of Mr. Cumenal's accruals under the French social security and complementary pension schemes.

The employment agreement contains definitions of "Cause" and "Good Reason" and has been filed with the Securities and Exchange Commission as Exhibit 10.154 to the Company's Report on Form 8-K dated March 21, 2011.

Equity Grant Change in Control Provisions

In 2009, the Committee adopted a comprehensive view of the change in control circumstances which should permit accelerated vesting of stock options and performance-based restricted stock units.

The Committee believes that:

- where practicable, executives should be required to meet the service vesting provisions of equity grants following a change in control;
- the definition of "Change in Control" (see above) includes circumstances where it is sensible to require the executive to remain employed in order to vest in his/her equity grant and other circumstances where it is not sensible;
- following a change in control, an executive should have the benefit of his/her equity grants if terminated without cause or if he/she resigns with good reason;
- performance-based equity grants should be treated separately from grants that are purely time-vested because a change in control may result in a change in business strategy making it difficult, if not impossible, for the Company to achieve the performance criteria; and
- the independent directors are fully capable of weighing the merits of any proposed transaction and reaching a proper conclusion in the interests of the stockholders, even in the face of management's advocacy of a transaction that would provide change in control payments to the executive officers.

For grants made prior to January 2009, the Company's stock option and performance-based restricted stock unit award agreements provide for accelerated vesting of all options and restricted stock units upon a change in control.

Supplemental Plan Change in Control Provisions

Consistent with its view that Change in Control ("CIC") entitlements should be triggered, in most circumstances, only on a loss of employment (a "dual-trigger"), the Committee's CIC Review also focused on the Supplemental Plan for executive retirement benefits. The Committee determined that the Plan, as previously structured, was inconsistent with that view.

Termination for Cause

Stock options granted under the 2005 Employee Incentive Plan may not be exercised after a termination for cause. Performance-based restricted stock units will not vest if termination for cause occurs before the conclusion of the three-year performance period.

Recoupment Provisions

All executive officers have signed non-competition covenants that have a two-year post-employment term. For those who are age 60 or older at termination of employment or who attain age 60 within six months of termination, the term ends six months after termination. For all executive officers, the term ends in six months after termination if a change in control (as defined in the retention agreements) has occurred prior to termination of employment or during the six-month period. For all executive officers, once the six-month minimum period has passed, a change of control will result in an early end to the term.

Violation of the non-compete covenants will result in:

- loss of benefits under the Excess Plan and the Supplemental Plan;
- loss of all rights under stock options and performance-based restricted stock units; and
- mandatory repayment of all proceeds from stock options exercised or restricted stock units vested during a period beginning six months before termination and throughout the duration of the non-competition covenant.

Competitive Compensation Analysis

Each year the Committee refers to competitive compensation (market) data because the Committee believes that such data are helpful in assessing the competitiveness of the total compensation offered to the Company's executive officers. However, the Committee does not consider such market data sufficient for a full evaluation of appropriate compensation for any individual executive officer. Accordingly, the Committee:

- Has not set a "benchmark" to such data for any executive officer, although it does look to see if the Company's total executive program falls between the 25th and 75th percentile of market data;
- Does not rely exclusively on compensation surveys or publicly available compensation information when it determines the compensation of individual executive officers; and
- Also considers:
    - The comparability of compensation as between executive officers of comparable experience and responsibility;
    - Job comparability with market positions;
    - The recommendations of the chief executive officer; and
    - The Committee's own business judgment as to an individual's maturity, experience and tenure, capacity for growth, demonstrated success and desirability to the Company's competitors.

PROXY STATEMENT

The Committee reviewed a comparability analysis prepared on November 17, 2010 by Pay Governance LLC, a nationally recognized compensation consulting firm.

The analysis included the following elements of compensation for each executive officer:

- base salary;
- target annual incentive or bonus as a percentage of salary;
- target total cash compensation (salary plus target incentive/bonus award);
- actual total cash compensation (salary plus actual incentive/bonus granted in the prior year);
- expected value of long-term incentives as a percentage of salary;

- target total direct compensation (target total cash compensation, life insurance cash value increases and the expected value of long-term incentives granted in the prior year);
- actual total direct compensation (actual total cash compensation plus life insurance cash value increases and the expected value of long-term incentives granted in the prior year); and
- pay mix.

The Committee believes that a competitive market for the services of retail executives exists, even among firms that operate in a different line of business. To fully understand market compensation levels for comparable executive positions, the analysis includes data for both retail and general industry companies, with greater emphasis on the former.

Defining an appropriate comparator group is a challenge because there are few U.S. companies of similar size in the luxury retail business with an integrated manufacturing function similar to the Company. Thus, as mentioned previously, the market data serve as reference points but the Committee does not "benchmark" to specific market pay levels.

In addition, for the retail market data, two retail groups are used. The first group is based on publicly available pay data from annual proxy statements, and the second group is based on pay data submitted to the Towers Watson Retail/Wholesale Industry and Executive Compensation Surveys. The second group includes privately-held companies and also provides compensation for positions that may not fall within the top five highest paid executives disclosed in the comparator companies' proxy statements, but the composition of the group varies year-over-year due to survey participation.

The analysis included data concerning compensation for senior positions provided by:

- a survey of 16 U.S. public companies in the specialty retail industry with median revenues of $2.8 billion (*see A below*);
- a survey of 10 public and private companies in the retail industry with median revenues of $2.5 billion (*see B below*); and
- a survey of 262 companies in general industry with median revenues of $2.8 billion.

Management consulted with Pay Governance LLC on the selection of companies for comparison, but Pay Governance LLC has maintained its own judgment in that regard.

***

(A) Specialty Retail Companies: Abercrombie & Fitch; AnnTaylor Stores Corporation; Liz Claiborne, Inc.; Coach Inc.; Foot Locker Inc.; J. Crew Group Inc.; Limited Brands Inc.; Movado Group Inc.; Nordstrom Inc.; Pier 1 Imports Inc.; Polo Ralph Lauren Corp.; Saks Inc.; Sotheby's; The Talbot's Inc.; Williams-Sonoma Inc.; and Zale Corporation.

(B) Retail Companies: Ann Taylor Stores Corporation; Coach Inc.; Gap Inc.; Harry Winston Diamond Corp.; J. Crew Group Inc.; L.L. Bean; Limited Brands, Inc.; Nordstrom Inc.; Williams-Sonoma Inc.; and Zale Corporation.

***

For retail-specific positions, the analysis of competitive compensation was determined by reference only to surveys of the retail industry mentioned above.

Because the chief executive officer, the chief financial officer and the general counsel do not occupy retail-specific positions, the analysis of competitive compensation was determined by reference to surveys of the retail industry mentioned above and to the general industry survey mentioned above.

Relative to the competitive market data, the Company's target total compensation (Fiscal 2010) was positioned as follows:

- the chief executive officer's target total compensation was below the 50th percentile;
- the target total compensation for the named executive officers in retail-specific positions (Mrs. Canavan and Mr. King) approximated the 50th percentile;
- the chief financial officer has significant operating responsibilities beyond those typically assigned to those with this title in the surveyed companies and, for that reason, Pay Governance LLC compared his compensation to those in a chief financial officer position and to those in a chief operating officer position:
    - o when compared to the chief financial officer position, his target total compensation is above the 75th percentile;
    - o when compared to the chief operating officer data, his target total compensation falls between the 50th percentile and the 75th percentile; and
- the general counsel's target total compensation approximates the 75th percentile.

Compensation Committee Process

Tally sheets

The Committee reviews "tally sheets" so that the total compensation and equity position in Company stock for each executive officer can be compared. The tally sheets are prepared by the Company's Human Resources Department for each executive officer and provided to the Committee. The tally sheets include historical compensation and wealth accumulation data.

Consultations with the Chief Executive Officer

The Committee meets with the chief executive officer regularly and solicits his recommendations with respect to the compensation of the executive officers. In this context, his views as to the performance of the individual officers are provided to the Committee. Individual performance has not factored significantly in terms of incentive pay, although the Committee has reserved discretion in that regard, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS, Non-Equity Incentive Awards.

PROXY STATEMENT

Coordination with Financial Results and Annual and Strategic Planning Process

In January, the Committee reviews a forecast of financial results for the fiscal year ending that month with the chief financial officer and calculates the tentative payouts for short- and long-term incentives on that basis. Revised calculations and adjustments are prepared at the March meeting, when fiscal year financial results are nearly final and ready for public release, and when the annual profit plan and the strategic plan are presented for approval by the Board. After the public release of the financial results, the final calculation is made and the Committee authorizes management to make payment on prior year annual incentive awards and performance-based restricted stock unit awards for which the three-year performance period ended in the prior year and to enter into agreements with respect to current year annual incentive awards.

The Committee has limited discretion under the 2005 Employee Incentive Plan to adjust incentive awards for certain events, unanticipated at the time that incentive award targets were set, that affect earnings or for special contributions to other business outcomes consistent with the strategic plan. (For a description of the incentive awards, including the incentive awards set and the conditions under which the Committee may exercise discretion, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS, Non-Equity Incentive Awards).

The Committee awards stock options to executive officers at the January meeting or when individual promotions are recognized. The Committee has never authorized management to make awards of stock options. Since 2005, awards of performance-based restricted stock units have also been made at the January meeting with reference to a preliminary draft of the Company's strategic plan, although the specific financial goals are not set until the March meeting when the strategic plan is adopted.

Limitation under Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally denies a federal income tax deduction to the Company for compensation in excess of $1 million per year paid to any of the named executive officers. This denial of deduction is subject to an exception for "performance-based compensation" such as the performance-based restricted stock units, stock options and annual incentive awards discussed above. Although the Committee has designed the executive compensation program with tax considerations in mind, the Committee does not believe that it would be in the best interests of the Company to adopt a policy that would preclude compensation arrangements subject to deduction limitations.

The compensation paid to the executive officers is deductible by the Company except in the following respect: that portion of compensation paid to the chief executive officer labeled "Salary" and "All Other Compensation" in the Summary Compensation Table and that portion of the compensation paid to the chief executive officer that relates to the time-vesting restricted stock units granted to him in Fiscal 2010, which appears as part of the column entitled "Stock Awards" in the Summary Compensation Table that, in the aggregate, exceeds $1 million in any single year.

* * *

REPORT OF THE COMPENSATION COMMITTEE

We have reviewed and discussed with the management of Tiffany & Co. the Compensation Discussion and Analysis section of this Proxy Statement. Based on our review and discussions, we recommend to the Board of Directors, to the chief executive officer and to the chief financial officer that the Compensation Discussion and Analysis be included in this Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended January 31, 2011.

Compensation Committee and its Stock Option Subcommittee:

Gary E. Costley, Chair
Rose Marie Bravo
Abby F. Kohnstamm
Charles K. Marquis
Peter W. May

March 16, 2011

SUMMARY COMPENSATION TABLE
Fiscal 2010, Fiscal 2009 and Fiscal 2008

Name and Principal Position	Year	Salary ($) (a)	Bonus ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($)	Total ($)
Michael J. Kowalski *Chairman and CEO*	2010	$ 958,957	---	$ 2,914,347	$ 1,472,010	$ 1,550,000	$ 2,144,799	$ 167,124 (g)	$ 9,207,237
	2009	$ 997,315	---	$ 1,593,130	$ 1,499,400	$ 2,000,000	$ 1,615,020	$ 168,270 (h)	$ 7,873,135
	2008	$ 1,037,975	---	$ 1,369,200	$ 1,492,340	---	$ 453,947	$ 322,342 (i)	$ 4,675,804
James N. Fernandez *Executive Vice President and CFO*	2010	$ 746,452	---	$ 980,991	$ 944,723	$ 800,000	$1,172,618	$ 125,244 (j)	$ 4,770,028
	2009	$ 738,013	---	$ 864,842	$ 833,000	$ 1,036,000	$ 738,655	$ 125,313 (k)	$ 4,335,823
	2008	$ 770,694	---	$ 760,200	$ 828,008	---	$ 185,802	$ 222,348 (l)	$ 2,767,052
Beth O. Canavan *Executive Vice President*	2010	$ 609,129	---	$ 756,938	$ 725,020	$ 630,000	$ 934,233	$ 103,068(m)	$ 3,758,388
	2009	$ 598,389	---	$ 637,252	$ 599,760	$ 840,000	$ 421,295	$ 102,870 (n)	$ 3,199,566
	2008	$ 625,163	---	$ 548,100	$ 599,936	---	$ 235,562	$ 173,370 (o)	$ 2,182,131
Jon M. King *Executive Vice President*	2010	$ 604,329	---	$ 756,938	$ 725,020	$ 650,000	$1,481,319	$ 98,499 (p)	$ 4,316,105
	2009	$ 598,389	---	$ 637,252	$ 599,760	$ 840,000	$ 321,836	$ 98,300 (q)	$ 3,095,537
	2008	$ 626,774	---	$ 548,100	$ 596,936	---	$ 181,745	$ 170,710 (r)	$ 2,124,265
Patrick B. Dorsey *Senior Vice President, Secretary and General Counsel*	2010	$ 503,261	380,000	$ 502,607	$ 483,347	---	$1,305,100	$ 78,123 (s)	$ 3,252,438

PROXY STATEMENT

Notes to Summary Compensation Table:

(a) Salary amounts include amounts deferred at the election of the executive under the Tiffany and Company Executive Deferral Plan (the "Deferral Plan") and under the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan (the "401(k)"). Amounts deferred to the Deferral Plan are also shown in the Nonqualified Deferred Compensation Table. Salary amounts paid during Fiscal 2008 reflected 27 pay periods instead of the typical 26 pay periods.

(b) Bonus amounts include amounts deferred at the election of the executive under the Deferral Plan and under the 401(k). Bonus amounts are earned in the fiscal year ended January 31, and paid in April.

(c) Amounts shown represent the dollar amount of the grant date fair value of the stock unit award calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation ("Codification Topic 718") for the fiscal year in which the award was granted (which includes the grants made on January 20, 2011). The amounts shown are based on the assumption that the earnings target and return on assets target for the three-year performance period identified by the Committee for each respective grant will be met. The maximum value of each award, assuming the highest level of performance conditions are met for the applicable period, calculated in accordance with Codification Topic 718, appear in the chart below. For Mr. Kowalski, the 2010 amount includes the grant date fair value of a time-vesting restricted stock unit award of $1,450,000, computed in accordance with Codification Topic 718, disregarding any estimates of forfeitures related to service-based vesting conditions.

Executive	Position	2010	2009	2008
Michael J. Kowalski	Chairman & CEO	$4,172,790	$2,896,600	$1,369,200
James N. Fernandez	Executive Vice President & CFO	$1,783,620	$1,572,440	$760,200
Beth O. Canavan	Executive Vice President	$1,376,250	$1,158,640	$548,100
Jon M. King	Executive Vice President	$1,376,250	$1,158,640	$548,100
Patrick B. Dorsey	Senior Vice President, Secretary and General Counsel	$913,830	Not a named Executive Officer	Not a named Executive Officer

(d) Amounts shown represent the dollar amount of the grant date fair value of the stock option award (which includes the grants made on January 20, 2011) calculated in accordance with Codification Topic 718 for the fiscal year in which the award was granted.

(e) This column reflects cash annual incentive awards under the 2005 Employee Incentive Plan. These awards are earned in the fiscal year ended January 31 and are paid on the basis of achieved Performance Goals after the release of the Company's financial statements for the fiscal year. (For a description of the Performance Goals, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Non-Equity Incentive Plan Awards). This column includes amounts deferred at the election of the executive under the Deferral Plan. Amounts so deferred are also shown in the Nonqualified Deferred Compensation Table.

(f) This column represents the aggregate change, over the course of the fiscal year, in the actuarial present value of the executive's accumulated benefit under all defined benefit plans. This column does not include earnings under the Deferral Plan because the Deferral Plan does not pay above-market or preferential earnings on compensation that is deferred.

(g) Mr. Kowalski's Fiscal 2010 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($147,072); disability insurance premium ($14,298); and 401(k) matching contribution ($5,754).

(h) Mr. Kowalski's Fiscal 2009 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($147,072); disability insurance premium ($14,298); and 401(k) matching contribution ($6,900).

(i) Mr. Kowalski's Fiscal 2008 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($162,175); tax gross-up paid on the life insurance premium ($136,560); disability insurance premium ($14,207); 401(k) matching contribution ($6,750); and medical exam ($2,650).

(j) Mr. Fernandez's Fiscal 2010 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($102,003); disability insurance premium ($16,410); and 401(k) matching contribution ($6,831).

(k) Mr. Fernandez's Fiscal 2009 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($102,003); disability insurance premium ($16,410); and 401(k) matching contribution ($6,900).

(l) Mr. Fernandez's Fiscal 2008 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($111,161); tax gross-up paid on the life insurance premium ($88,105); disability insurance premium ($16,332); and 401(k) matching contribution ($6,750).

(m) Mrs. Canavan's Fiscal 2010 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($82,179); disability insurance premium ($13,790); and 401(k) matching contribution ($7,099).

(n) Mrs. Canavan's Fiscal 2009 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($82,180); disability insurance premium ($13,790); and 401(k) matching contribution ($6,900).

(o) Mrs. Canavan's Fiscal 2008 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($79,048); tax gross-up paid on the life insurance premium ($69,497); disability insurance premium ($15,425); 401(k) matching contribution ($6,750); and medical exam ($2,650).

(p) Mr. King's Fiscal 2010 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($78,050); disability insurance premium ($13,350); and 401(k) matching contribution ($7,099).

(q) Mr. King's Fiscal 2009 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($78,050); disability insurance premium ($13,350); and 401(k) matching contribution ($6,900).

(r) Mr. King's Fiscal 2008 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($84,188); tax gross-up paid on the life insurance premium ($64,037); disability insurance premium ($13,085); 401(k) matching contribution ($6,750), and medical exam ($2,650).

(s) Mr. Dorsey's Fiscal 2010 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($54,687); disability insurance premium ($16,086); and 401(k) matching contribution ($7,350).

GRANTS OF PLAN-BASED AWARDS
Fiscal 2010
2005 Employee Incentive Plan

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (a)			All Other Option/Stock Awards: Number of Securities Under-lying Options/Awards (#)	Exercise or Base Price of Option Awards ($/Sh) (b)	Grant Date Fair Value of Equity Awards (c) (d)
			Threshold ($)	Target ($)	Maximum ($)	Threshold Number of Shares (assuming Earnings Threshold is met, and Return on Assets Target is not met)	Target Number of Shares (assuming Earnings Target is reached, with no adjustment for Return on Assets Target)	Maximum Number of Shares (assuming Earnings Target is exceeded by $3.11 and Return on Assets Target is met)			
Michael J. Kowalski	Annual Incentive Award		$ 0	$1,000,000	$2,000,000						
	Performance-Based RSU	1/20/11				6,350	25,400	50,800			$1,538,097
	Stock Option	1/20/11							67,000	$ 58.00	$1,472,010
	Time Vesting RSU	1/20/11							25,000 (e)	N/A	$1,376,250
James N. Fernandez	Annual Incentive Award		$ 0	$ 595,000	$1,190,000						
	Performance-Based RSU	1/20/11				4,050	16,200	32,400			$ 980,991
	Stock Option	1/20/11							43,000	$ 58.00	$ 944,723
Beth O. Canavan	Annual Incentive Award		$ 0	$ 518,000	$1,036,000						
	Performance-Based RSU	1/20/11				3,125	12,500	25,000			$ 756,938
	Stock Option	1/20/11							33,000	$ 58.00	$ 725,020
Jon M. King	Annual Incentive Award		$ 0	$ 518,000	$1,036,000						
	Performance-Based RSU	1/20/11				3,125	12,500	25,000			$ 756,938
	Stock Option	1/20/11							33,000	$ 58.00	$ 725,020
Patrick B. Dorsey	Performance-Based RSU	1/20/11				2,075	8,300	16,600			$ 502,607
	Stock Option	1/20/11							22,000	$ 58.00	$ 483,347

Notes to Grants of Plan-Based Awards Table

(a) No portion of these awards will pay out unless an Earnings Threshold is attained over the three-year Performance Period ending January 31, 2013. If the Earnings Threshold is attained, the Committee may vest the Maximum Number of Shares, but has the discretion to reduce the vested number of shares by any amount down to zero shares.

The Committee has communicated to the executive officers that it intends to exercise its discretion as indicated in the following chart (subject to interpolation):

Earnings Performance	Percent of Target Shares Vesting for Earnings Performance	ROA Adjustment to Shares Vesting for Earnings Performance (percent of Target)	Percent of Target Shares Vesting After ROA Adjustment	Percent of Maximum Number of Shares Vesting
Earnings Threshold Not Reached	0%	None	0%	None
Earnings Threshold Reached	25%	10% increase if ROA Target achieved	25% to 35%	12.5% to 17.5%
Earnings Target Reached	100%	10% increase if ROA Target achieved/10% decrease if ROA Target not achieved	90% to 110%	45% to 55%
Earnings Target Exceeded by 34.2%	190%	10% increase if ROA Target achieved/10% decrease if ROA Target not achieved	180% to 200%	90% to 100%

In March 2011, the Committee set the Earnings Threshold and the Earnings Target in terms of the Company's aggregate net earnings per share on a diluted basis (subject to adjustments as permitted under the Plan) over the three-year Performance Period.

- The Earnings Threshold is $5.80 per diluted share.
- The Earnings Target is $12.12 per diluted share.
- The Earnings Maximum is $16.43 per diluted share.

The Committee set the ROA Target in terms of the Company's return on average assets in each of the fiscal years in the Performance Period, expressed as a percentage, and then averaged over the entire Performance Period.

- The ROA Target is 12.2%.

Amounts listed in the sub-column labeled "Target Number of Shares" reflect the Target Number of Shares, assuming the Earnings Target is reached, with no adjustment for the Return on Assets Target. If both the Earnings Target and the Return on Assets Target are met, the Board intends to exercise its discretion to vest the following increased number of shares for each executive officer: Michael J. Kowalski, 27,940; James N. Fernandez, 17,820; Beth O. Canavan, 13,750; Jon M. King, 13,750; and Patrick B. Dorsey, 9,130.

(b) The exercise price of all options was equal to or greater than the closing price of the underlying shares on the New York Stock Exchange on the grant date. The Committee adopted the following pricing convention on January 18, 2007: the higher of (i) the simple arithmetic mean of the high and low sales price of such stock on the New York Stock Exchange on the grant date or (ii) the closing price on such Exchange on the grant date. Options granted before that date were priced at the simple arithmetic mean of the high and low sales price of such stock on the New York Stock Exchange on the grant date.

(c) The grant date fair value of each option award was computed in accordance with Codification Topic 718.

(d) The grant date fair value of each performance-based award was computed assuming that the Target Number of Shares would vest due to earnings performance and would be increased by ten percent due to return-on-asset performance. For additional information regarding performance-based compensation, see the table titled "OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END" beginning on page PS-60.

(e) This award will vest and convert to Common Shares if Mr. Kowalski remains employed until the third anniversary of the grant date.

DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS

Non-Equity Incentive Plan Awards

Each of the named executive officers other than Mr. Dorsey was paid a cash (non-equity) annual incentive award for Fiscal 2009. Mr. Dorsey was paid a bonus.

At the beginning of Fiscal 2010 the Committee granted cash (non-equity) awards. The potential maximum payout under these awards was to be determined on the basis of Fiscal 2010 earnings performance. When these awards were made, the Committee retained discretion to reduce the maximum payout. The Committee used that discretion to reduce the awards; accordingly, the awards paid out at 154% of target (77% of maximum), on average.

- The performance goal established for Fiscal 2010 was net earnings (subject to adjustment as permitted in the Plan) of $189 million. Because that goal was reached, each of the named executive officers was tentatively eligible to receive a maximum incentive award of 200% of target, subject to the Committee's discretion to reduce the award.
- When the Committee established the performance goal it also communicated to the named executive officers that it would reduce the maximum incentive award:

- to zero, if Fiscal 2010 net earnings did not equal or exceed $220.5 million;
- to the target amount, if net earnings equaled $315 million; and
- to 200% of the target amount if net earnings equaled or exceeded $410 million.

- The Committee has also communicated that if earnings were to fall between the markers indicated, the award would be interpolated accordingly.

The Committee also communicated that it reserves the right to consider other relevant factors in reducing an annual incentive award below the maximum allowable based on achievement of earnings objectives set forth above.

The "other relevant factors" that the Committee indicated it would consider were:

- annual progress towards strategic plan objectives;
- business unit growth and/or profitability (where the executive officer has responsibility for such growth and/or profitability);
- organizational development;
- contributions to the working environment of his/her team and/or development of a positive working environment for employees;
- business process improvement;
- cost containment and/or cost reduction efforts; and
- significant force majeure events, such as earthquakes, floods and other natural disasters, unanticipated at the time that the annual business plan was developed.

In Fiscal 2009 and 2008, annual incentive awards were paid out as follows:

- In Fiscal 2009, the Company exceeded its net earnings objectives and annual incentive awards and bonuses were paid out at 200% of the target amount.
- In Fiscal 2008, the Company did not meet its net earnings objectives and annual incentive awards and bonuses were not paid out.

Difference between Bonus Awards and Annual Incentive Awards

Annual incentive awards paid to the Messrs. Kowalski, Fernandez and King and to Mrs. Canavan differ from bonuses paid to other executive officers as follows:

- Annual incentive awards are paid under the terms of the 2005 Employee Incentive Plan and will be paid only if the Company meets objective performance goals. This promise is set out in written agreements.
- Bonuses are not subject to written agreements. The Compensation Committee has the discretion to increase, decrease or withhold such bonuses. It has been the Committee's practice to align bonuses with annual incentive awards.
- Annual incentive awards are designed so that the amounts paid out will be deductible to the Company and not count against the one million dollar limitation under Section 162(m) of the Internal Revenue Code. Each of the named executive officers is subject to that limitation.
- If a bonus is paid, and the total annual cash compensation paid to that executive in the year of bonus was to exceed the one million dollar limitation, the excess would not be deductible to the Company for federal income tax purposes.

Equity Incentive Plan Awards – Performance-Based Restricted Stock Units

In January 2005, the Compensation Committee first awarded equity incentive awards – Performance-Based Restricted Stock Units ("Units") to the executive officers. Units were subsequently granted in January of each subsequent year. The January 2011 award is reflected in the GRANTS OF PLAN-BASED AWARDS table under the column headed "Estimated Future Payouts Under Equity Incentive Plan Awards."

General terms of Unit grants:

- Units are exchanged on a one-to-one basis for shares of the Company's common stock if the Units vest;
- Vesting is determined at the end of a three-year performance period;
- No Units vest if the executive voluntarily resigns, retires or is terminated for cause during the three-year performance period, although partial vesting is provided for in cases of termination for death or disability;
- No dividends are paid or accrued on Units;
- No Units vest (other than for reasons of death, disability or on a change in control) if the Company fails to meet a three-year cumulative EPS performance threshold set by the Compensation Committee within 90 days after the start of the performance period (the earnings test for the January 2009 grant differs – see below); and
- EPS performance above the threshold results in a greater payout and failure to achieve a return-on-asset target ("ROA Target") results in a reduced payout (there is no ROA Target for the January 2009 grant (see below).

Performance terms of Unit grants made in January of 2008 – Performance Period ended January 31, 2011:

- Threshold: cumulative net EPS of $8.54 was not met – no Units vested.

Performance tests for January 2009 Grants – Performance Period ending January 31, 2012:

- Units will vest 100% or not at all;
- Earnings Test: earnings from continuing operations of $300 million in any one of the three years within the performance period; and
- The performance test was met in the period ended January 31, 2010 and, therefore, the Units will vest at 100% for those executives who remain employed through January 31, 2012.

Performance tests for January 2010 Grants – Performance Period ending January 31, 2013:

- Earnings Threshold: cumulative net EPS of $4.25 per diluted share;
- Earnings Target: cumulative net EPS of $9.10 per diluted share;
- ROA Target: 10.6%;
- If the Threshold is reached, the Committee has the discretion to vest the maximum number of shares but has indicated that it will use its retained discretion to reduce the award based on the guidance that follows;
- Target Shares for Vesting: 50% of the Units granted;
- Units tentatively vest based on the following EPS performance hurdles:

- 25% of Target Shares at Earnings Threshold;
- 100% of Target Shares at Earnings Target; and
- 190% of Target Shares if Earnings Target is Exceeded by 34.2% ($12.21 per diluted share;

- No units vest if Earnings Threshold is not achieved;
- After tentative vesting is determined, a ROA test is applied;
- If Earnings Threshold is met but Earnings Target has not, achievement of ROA Target will result in a 10% increase in vesting;
- If Earnings Target has been met, but ROA Target has not, the tentatively vested Units will be reduced by 10%;
- If both Earnings Target and ROA Target have been met, the tentatively vested Units will be increased by 10%;
- 100% vesting (twice Target Shares) occurs only if the Company exceeds the Earnings Target by 34.2% and achieves the ROA Target; and
- Under no combination of circumstances will vesting occur for more than the number of Units granted (twice Target Shares).

Performance tests for January 2011 Grants – Performance Period ending January 31, 2014:

- Same scheme as for the January 2010 Grants – see above – but with different Earnings Threshold, Earnings Target and ROA Target. See Note (a) to Grants of Plan-Based Awards Table.

General Note: the Committee retains the discretion to adjust achieved performance so that executive officers will not be advantaged or disadvantaged by extraordinary transactions.

PROXY STATEMENT

Cliff-Vesting Restricted Stock Unit Award to Michael J. Kowalski

The Cliff-Vesting Restricted Stock Unit Award made to Michael J. Kowalski on January 20, 2011 (25,000 Units) will vest (and convert to shares of the Company's common stock) if Mr. Kowalski remains employed by Tiffany on January 20, 2014. There is no financial performance condition to vesting, and vesting will occur for 100% of the Units or not at all. Earlier vesting will occur if Mr. Kowalski dies, becomes disabled, is terminated without cause or resigns from employment with good reason. "Good reason" effectively means a material adverse change in his duties, authority or responsibilities. Earlier vesting may also occur in certain Change in Control circumstances. See POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL below.

Options

Options vest (become exercisable) in four equal annual installments:

- Vesting of each installment is contingent on continued employment, except in the event of death, disability or change in control (see Explanation of Potential Payments on Termination or Change in Control).

The exercise price for each share subject to an option is its fair market value on the date of grant. (For an explanation of the method of determining the exercise price of options, see Note (b) to the GRANTS OF PLAN-BASED AWARDS table).

Options expire no later than the 10th anniversary of the grant date. Options expire earlier on:

- termination of employment (three months after termination); or

- death, disability or retirement (two years after the event).

Life Insurance Benefits

The key features of the life insurance benefit that the Company provides to its executive officers are:

- executive officers own whole life policies on their own lives;
- the death benefit is three times annual salary and target annual incentive award or bonus, as the case may be;
- the Company pays the premium on such policies in an amount sufficient to accumulate cash value;
- premiums are calculated to accumulate a target cash value at age 65;
- the target cash value will allow the policy to remain in force after age 65 without payment of further premiums with a death benefit equivalent to twice the executive officer's ending annual salary and target annual incentive or bonus amount;
- the amount of the premiums paid by the Company is taxable income to the executive officer;
- in 2008 and years prior thereto, the Company paid the additional amounts necessary in order to prevent the executive officer from being subjected to increased income taxes as a result of the taxable premium income; and
- since 2009, the Company has not paid any additional amounts to offset the income tax attributable to the premiums paid on behalf of the executives.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
January 31, 2011

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date (a)	Equity Incentive Plan Awards Number Of Unearned Shares, Units or Other Rights That Have Not Vested (b) (#)	Equity Incentive Plan Awards Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael J. Kowalski	150,000		$ 34.0200	1/16/12		
	195,000		$ 25.8450	1/16/13		
	180,000		$ 39.7500	1/15/14		
	115,000		$ 31.4900	1/31/15		
	85,000		$ 37.8350	1/31/16		
	77,000	25,250	$ 40.1500	1/18/17		
	75,750	77,500	$ 37.6450	1/17/18		
	77,500	67,500	$ 23.0000	1/28/19		
	22,500	67,000	$ 43.3700	1/20/20		
	0		$ 58.0000	1/20/21		
					0/80,000 (c)	$0 (g)
					65,200/65,200 (d)	$3,790,076 (h)
					49,000/70,000 (e)	$2,848,370 (i)
					27,940/50,800 (f)	$1,624,152 (j)
James N. Fernandez	85,000		$ 39.7500	1/15/14		
	41,000		$ 37.8350	1/31/16		
	39,000		$ 40.1500	1/18/17		
	42,750	14,250	$ 37.6450	1/17/18		
	43,000	43,000	$ 23.0000	1/28/19		
	12,500	37,500	$ 43.3700	1/20/20		
	0	43,000	$ 58.0000	1/20/21		
					0/45,000 (c)	$0 (g)
					36,200/36,200 (d)	$2,104,306 (h)
					26,600/38,000 (e)	$1,546,258 (i)
					17,820/32,400 (f)	$1,035,877 (j)
Beth O. Canavan	7,000		$ 40.1500	1/18/17		
	10,250	10,250	$ 37.6450	1/17/18		
	31,000	31,000	$ 23.0000	1/28/19		
	9,000	27,000	$ 43.3700	1/20/20		
	0	33,000	$ 58.0000	1/20/21		
					0/33,000 (c)	$0 (g)
					26,100/26,100 (d)	$1,517,193 (h)
					19,600/28,000 (e)	$1,139,348 (i)
					13,750/25,000 (f)	$799,288 (j)

(table continued on next page)

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (continued)
January 31, 2010

	Option Awards				Stock Awards	
Name	Number Of Securities Underlying Unexercised Options Exercisable (#)	Number Of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date (a)	Equity Incentive Plan Awards Number Of Unearned Shares, Units or Other Rights That Have Not Vested (b) (#)	Equity Incentive Plan Awards Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jon M. King						
	7,000		$ 34.0200	1/16/12		
	3,000		$ 35.9550	3/21/12		
	2,500		$ 25.8450	1/16/13		
	15,000		$ 25.9400	3/20/13		
	35,000		$ 39.7500	1/15/14		
	30,000		$ 31.4900	1/31/15		
	23,000		$ 37.8350	1/31/16		
	10,000		$ 33.7850	6/07/16		
	26,000		$ 40.1500	1/18/17		
	30,750	10,250	$ 37.6450	1/17/18		
	31,000	31,000	$ 23.0000	1/28/19		
	9,000	27,000	$ 43.3700	1/20/20		
	0	33,000	$ 58.0000	1/21/21		
					0/33,000 (c)	$0 (g)
					26,100/26,100 (d)	$1,517,193 (h)
					19,600/28,000 (e)	$1,139,348 (i)
					13,750/25,000 (f)	$799,288 (j)
Patrick B. Dorsey	5,000		$ 40.1500	1/18/17		
	7,500	7,500	$ 37.6450	1/17/18		
	11,250	22,500	$ 23.0000	1/28/19		
	6,750	20,250	$ 43.3700	1/20/20		
	0	22,000	$ 58.0000	1/20/21		
					0/24,000 (c)	$0 (g)
					19,000/19,000 (d)	$1,104,470 (h)
					14,000/20,000 (e)	$813,820(i)
					9,130 /16,600 (f)	$530,727 (j)

PROXY STATEMENT

Notes to Outstanding Equity Awards at Fiscal Year-end Table

(a) For any option reported, the grant date was ten (10) years prior to the expiration date shown. All options vest 25% per year over the four-year period following a grant date.

(b) In this column, the number to the left of the slash mark indicates the number of shares on which the payout value shown in the column to the right was computed. See Notes (g), (h), (i) and (j) below. The number to the right of the slash mark indicates the total number of shares that would vest upon attainment of all performance objectives over the three-year performance period.

(c) This 2008 grant would have vested three business days following the date on which the Company's financial results for Fiscal 2010 are publicly reported.

(d) This 2009 grant will vest three business days following the date on which the Company's financial results for Fiscal 2011 are publicly reported.

(e) This 2010 grant will vest three business days following the date on which the Company's financial results for Fiscal 2012 are publicly reported.

(f) This 2011 grant will vest three business days following the date on which the Company's financial results for Fiscal 2013 are publicly reported.

(g) This value has been computed based upon Company EPS and ROA performance in Fiscal 2010, 2009 and 2008. The computation assumes that 0% of the units will vest based on EPS performance. The resulting value was computed on the basis of the stock closing price of $58.13 on January 31, 2011.

(h) This value has been computed on the assumption that the Earnings from Continuing Operations Target will be met in any of Fiscal 2009, 2010, or 2011. The performance test was met in the period ended January 31, 2010 and, therefore, the Units will vest at 100%. The resulting value was computed on the basis of the stock closing price of $58.13 on January 31, 2011.

(i) This value has been computed at 70.0% of maximum based upon Company EPS and ROA performance in Fiscal 2010 and projections for Fiscal 2011 and Fiscal 2012. The resulting value was computed on the basis of the stock closing price of $58.13 on January 31, 2011.

(j) This value has been computed on the assumption that the Earnings per Share target will be met and on the Assumption that the Return on Asset performance goal will have been achieved. The resulting value was computed on the basis of the stock closing price of $58.13 on January 31, 2011.

PROXY STATEMENT

OPTION EXERCISES AND STOCK VESTED
Fiscal 2010

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael J. Kowalski	100,000 (a)	$ 1,508,860	0	$ 0
James N. Fernandez	0 (b)	$ 0	0	$ 0
Beth O. Canavan	125,500 (c)	$ 2,645,831	0	$ 0
Jon M. King	5,000 (d)	$ 138,404	0	$ 0
Patrick B. Dorsey	63,250 (e)	$ 752,124	0	$ 0

Notes to Option Exercises and Stock Vested Table

(a) Weighted-average holding period for options exercised: 9.2 years.

(b) Weighted-average holding period for options exercised: N/A.

(c) Weighted-average holding period for options exercised: 5.4 years.

(d) Weighted-average holding period for options exercised: 10 years.

(e) Weighted-average holding period for options exercised: 2.9 years.

PENSION BENEFITS TABLE

Name	Plan Name (a)	Number of Years Credited Service	Actuarial Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
Michael J. Kowalski	Pension Plan	32(b) (d)	$ 757,388	$ 0
	Excess Plan	32(b) (d)	$ 8,321,470	$ 0
	Supplemental Plan	32(b) (d)	$ 1,863,618	$ 0
James N. Fernandez	Pension Plan	32 (c)	$ 605,660	$ 0
	Excess Plan	32 (c)	$ 3,413,564	$ 0
	Supplemental Plan	32 (c)	$ 765,093	$ 0
Beth O. Canavan	Pension Plan	23 (d)	$ 497,462	$ 0
	Excess Plan	23 (d)	$ 2,109,377	$ 0
	Supplemental Plan	23 (d)	$ 882,871	$ 0
Jon M. King	Pension Plan	20	$ 367,813	$ 0
	Excess Plan	20	$ 1,430,235	$ 0
	Supplemental Plan	20	$ 958,571	$ 0
Patrick B. Dorsey	Pension Plan	25 (d)	$ 629,208	$ 0
	Excess Plan	25 (d)	$ 1,787,051	$ 0
	Supplemental Plan	25 (d)	$ 1,215,725	$ 0

Notes to Pension Benefits Table

(a) The formal names of the plans are: the Tiffany and Company Pension Plan ("Pension Plan"), the Tiffany and Company Un-funded Retirement Plan to Recognize Compensation in Excess of Internal Revenue Code Limits ("Excess Plan") and the Tiffany and Company Supplemental Retirement Income Plan ("Supplemental Plan").

(b) Mr. Kowalski has been credited with 6.4 years of service for his period of employment prior to October 15, 1984 with the corporation that was, immediately before that date, Tiffany's parent corporation. Under the Supplemental Plan, the combined benefit available under the retirement plans and Social Security is 60% of average final compensation for a participant with 25 or more years of service (see *Supplemental Plan*). Because Mr. Kowalski attained 25 years of service with Tiffany as of October 14, 2009, the total retirement benefit available to him will not increase as a result of the credited 6.4 years of service described above. Rather, the effect of this credited service has been to augment the present value of his accumulated benefit under the Pension Plan and Excess Plan only as follows, resulting in a reduced obligation under the Supplemental Plan:

Pension Plan	$ 148,394
Excess Plan	$ 1,630,415
Supplemental Plan	$ (1,778,809)

(c) Mr. Fernandez has been credited with 6.3 years of service for his period of employment prior to October 15, 1984 with the corporation that was, immediately before that date, Tiffany's parent corporation. Under the Supplemental Plan, the combined benefit available under the retirement plans and Social Security is 60% of average final compensation for a participant with 25 or more years of service (see *Supplemental Plan*). Because Mr. Fernandez attained 25 years of service with Tiffany as of October 14, 2009, the total retirement benefit available to him will not increase as a result of the credited 6.3 years of service described above. Rather, the effect of this credited service has been to augment the present value of his accumulated benefit under the Pension Plan and Excess Plan only as follows, resulting in a reduced obligation under the Supplemental Plan:

Pension Plan	$	117,424
Excess Plan	$	661,813
Supplemental Plan	$	(779,237)

(d) Mr. Kowalski, Mr. Fernandez, Mrs. Canavan and Mr. Dorsey are currently eligible for early retirement under each of the Pension, Excess and Supplemental Plan. See *Early Retirement* on PS-74. They are each eligible for early retirement because they have reached age 55 and have accumulated at least ten years of credited service. The normal retirement age under each of the plans is 65. However those eligible for early retirement may retire with a reduced benefit. For retirement at age 55, the reduction in benefit would be 40%, as compared to the benefit at age 65. The benefit reduction for early retirement is computed as follows:

- For retirement between age 60 and age 65, the executive's age at early retirement is subtracted from 65; for each year in the remainder the benefit is reduced by five percent;
- Thus, for retirement at age 60 the reduction is 25%;
- For retirement between age 55 and age 60, the reduction is 25% plus an additional three percent for each year by which retirement age precedes age 60.

Assumptions Used in Calculating the Present Value of the Accumulated Benefits

The assumptions used in the Pension Benefit Table are that the executive would retire at age 65; post-retirement mortality based upon the RP2000 Male/Female Mortality Table Projected to 2010; a discount rate of 6.0%. All assumptions were consistent with those used to prepare the financial statements for Fiscal 2010.

Features of the Retirement Plans

Tiffany has established three retirement plans for eligible employees: the Pension Plan, the Excess Plan and the Supplemental Plan. The executive officers of the Company (other than Mr. Cumenal) are eligible to participate in all three.

Average Final Compensation

Average final compensation is used in each plan to calculate benefits. A participant's "average final compensation" is the average of the highest five years of compensation received in the last 10 years of creditable service.

In general, compensation reported in the SUMMARY COMPENSATION TABLE above as "Salary", "Bonus" or "Non-Equity Incentive Plan Compensation" is compensation for purposes of the Plans; amounts attributable to the exercise of stock options or to the vesting of restricted stock are not included. However, Internal Revenue Code requirements limit the amount of compensation that may be included in calculating the benefit under the Pension Plan.

Pension Plan

These are the key features of the Pension Plan:

- it is a "tax-qualified" plan, that is, it is designed to comply with those provisions of the Internal Revenue Code applicable to retirement plans;
- it is a "funded" plan (money has been deposited into a trust that is insulated from the claims of the Company's creditors);
- it is available at no cost to regular full-time employees of Tiffany hired before January 1, 2006;
- executive officers other than Mr. Cumenal are participants;
- benefits vest after five years of service;
- benefits are based on the participant's average final compensation and years of service;
- benefits are subject to Internal Revenue Code limitations on the total benefit and the amount that may be included in average final compensation; and
- benefits are not offset by Social Security.

The benefit formula under the Pension Plan first calculates an annual amount based on average final compensation and then multiplies it by years of service. This is the formula: [[(average final compensation less covered compensation) x 0.015] plus [(average final compensation up to covered compensation) x 0.01]] x years of service. "Covered compensation" varies by the participant's birth date and it is an average of taxable wage bases calculated for Social Security purposes.

<u>Example</u>: covered compensation for a person born in 1952 is $72,600. This person has average final compensation of $100,000 and 25 years of service. The Pension benefit at age 65 would be calculated as follows: [[($100,000 - $72,600) x 0.015] plus [($72,600) x 0.01]] x 25 = $28,425 annual benefit for a single life annuity.

The form of benefit elected can reduce the amount of benefit. The highest benefit is available for an unmarried participant who elects to take the benefit over the course of his or her own life. A person who elects to take the benefit over the course of two lives, such as a 100% annuity over the lives of the participant and his or her spouse, will experience an actuarial reduction in the amount of his or her benefit.

Excess Plan

These are the key features of the Excess Plan:

- it is not a qualified plan and is not subject to Internal Revenue Code limitations;
- it is not funded (benefits are paid out of the Company's general assets, which are subject to the claims of the Company's creditors);
- it is available only to officers and other select management employees whose benefits under the Pension Plan are affected by Internal Revenue Code limitations, including executive officers other than Mr. Cumenal;
- it uses the same retirement benefit formula as is set forth in the Pension Plan, but includes in average final compensation earnings that are excluded under the Pension Plan due to Internal Revenue Code Limitations;
- benefits are offset by benefits payable under the Pension Plan;
- benefits are not offset by benefits payable under Social Security;
- benefits vest after five years of service;
- benefits are subject to forfeiture if employment is terminated for cause;
- for those who leave Tiffany prior to age 65, benefits are subject to forfeiture for failure to execute and adhere to non-competition and confidentiality covenants;

- benefits are payable upon the later of the participant's separation from service, as defined under the plan, or attainment of age 55; and
- participants will not receive any distribution from the plan until six months following separation from service.

Supplemental Plan

These are the key features of the Supplemental Plan:

- it is not a qualified plan and is not subject to Internal Revenue Code limitations;
- it is not funded (benefits are paid out of the Company's general assets, which are subject to the claims of the Company's creditors);
- it is available only to executive officers, other than Mr. Cumenal;
- it uses a different benefit formula than that used by the Pension Plan and the Excess Plan;
- benefits are offset by benefits payable under the Pension Plan and the Excess Plan;
- benefits are offset by benefits payable under Social Security;
- benefits do not vest until the executive attains, while employed by Tiffany, age 65, or age 55 if he or she has provided 10 years of service (benefits will vest earlier on a termination from employment following a change in control (See "Definition of a Change in Control" below));
- benefits are subject to forfeiture if employment is terminated for cause;
- for those who leave Tiffany prior to age 65, benefits are subject to forfeiture for failure to execute and adhere to non-competition and confidentiality covenants; and
- participants will not receive any distribution from the plan until six months following separation from service as defined under the plan.

As its name implies, the Supplemental Plan supplements payments under the Pension Plan, the Excess Plan and from Social Security so that total benefits equal a variable percentage of the participant's average final compensation.

Depending upon the participant's years of service with Tiffany, the combined benefit under the Pension Plan, the Excess Plan, the Supplemental Plan and from Social Security would be as follows:

Years of Service	Combined Annual Benefit As a Percentage of Average Final Compensation
less than 10	(a)
10-14	20%
15-19	35%
20-24	50%
25 or more	60%

(a) The formula for benefits under the Pension and Excess Plans is a function of years of service and covered compensation (subject to Internal Revenue Code limitations in the case of the Pension Plan) and not any specific percentage of the participant's average final compensation (see above). A retiree with less than 10 years of service would not receive any benefit under the Supplemental Plan but could expect to receive a benefit of approximately 13% of average final compensation under the Pension and Excess Plans.

Early Retirement and Extra Service Credit

Please refer to Note (d) on PS-65 for a discussion of the early retirement features of the Plans.

Tiffany does not have a policy for or practice of granting extra years of credited service under the Plans. Mr. Kowalski and Mr. Fernandez have credit for service with Tiffany's former parent corporation. This credit was arranged in 1984 when the Company purchased Tiffany.

PROXY STATEMENT

NONQUALIFIED DEFERRED COMPENSATION TABLE
(Fiscal 2010)

Name	Executive Contribution In Last Fiscal Year (a) ($)	Registrant Contribution In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year (b) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year End (c) ($)
Michael J. Kowalski	$ 61,759	$ 0	$ 28,637	$ 61,759	$ 373,324
James N. Fernandez	$ 245,942	$ 0	$ 233,212	$ 0	$ 1,546,972
Beth O. Canavan	$ 115,074	$ 0	$ 132,978	$ 56,315	$ 735,372
Jon M. King	$ 0	$ 0	$ 0	$ 0	$ 0
Patrick B. Dorsey	$ 0	$ 0	$ 7,484	$ 0	$ 130,217

Note to Nonqualified Deferred Compensation Table

(a) This column includes amounts that are also included in the amounts shown in the columns headed "Salary" or "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

(b) Amounts shown in this column are not reported as compensation in the Summary Compensation Table because the Company's Executive Deferral Plan does not pay above-market or preferential earnings on compensation that is deferred.

(c) Amounts shown in this column include amounts that were reported as compensation in the Summary Compensation Table for Fiscal 2010 and for prior fiscal years to the extent that such amounts were contributed by the executive but not to the extent that such amounts represent earnings. See Note (b) above.

Features of the Executive Deferral Plan

These are the key features of the Company's Executive Deferral Plan:

- Participation is open to directors and executive officers of the Company as well as other vice presidents and "director-level" employees of Tiffany;
- Directors of the Company may defer all of their cash compensation;
- Employees may defer up to 50% of their salary and up to 90% of their cash annual incentive or bonus compensation;
- The Company makes no contribution and guarantees no specific return on money deferred;
- Deferrals are placed in a trust that is subject to the claims of Tiffany's creditors;

- Deferred compensation is invested by the trustee in various mutual funds as directed by Tiffany, which follows the directions of participants;
- The value in the participant's account (and Tiffany's responsibility for payment) is measured by the return on the investments selected by the participant;
- Deferrals may be made to a Retirement Account and to accounts which will pay out on specified "in-service" dates;
- Participants must elect to make deferrals in advance of the period during which the deferred compensation is earned;
- Retirement Accounts pay out in 5, 10, 15 or 20 annual installments after retirement as elected in advance by the participant;
- Except in the case of previously elected "in-service" payout dates, participants are not allowed to withdraw funds while they remain employed other than for unforeseeable emergencies and then only with the permission of Tiffany's Board;
- Termination of services generally triggers a distribution of all account balances other than, in the case of retirement or disability, retirement balances; and
- Most participants, including all executive officers, will not receive any distribution from the plan until six months following termination of services.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

The following table shows payments, the value of accelerated vesting of equity compensation and the value of benefits that would have been provided or that would have accrued, to the named executive officers in the event that a change in control of the Company had occurred on January 31, 2011 (first two columns to the right of the executive's name) and on the further assumption that the employment of the executive officer was involuntarily terminated without cause at that time (the other five columns):

	Vesting On Change in Control With or Without Termination of Employment		Payable or Vesting On Termination of Employment Following Change in Control					Total Potential Payments Assuming Both a Change in Control and a Subsequent Termination of Employment
Name	Early Vesting of Stock Options Granted Prior to January 2009 (a)	Early Vesting of Restricted Stock Units Granted Prior to January 2009	Early Vesting of Supplemental Plan (b)	Cash Severance Payment (c)	Welfare Benefits (d)	Early Vesting of Stock Options Granted January 2009 or Later (e)	Early Vesting Restr'd Stock Units Granted January 2009 or Later (f)	Total (h)
Michael J. Kowalski	$517,246	$0	$ 0	$4,000,000	$35,923	$3,727,585	$6,780,283 (g)	$15,061,037
James N. Fernandez	$291,911	$0	$ 0	$2,890,000	$35,923	$2,069,680	$2,135,696	$ 7,423,210
Beth O. Canavan	$209,971	$0	$ 0	$2,516,000	$35,923	$1,491,840	$1,550,327	$ 5,804,061
Jon M. King	$209,971	$0	$ 1,265,004	$2,516,000	$12,846	$1,491,840	$1,550,327	$ 7,045,988
Patrick B. Dorsey	$153,637	$0	$ 0	$1,680,000	$35,923	$1,092,175	$1,121,909	$ 4,083,644

Notes to Potential Payments on Termination or Change in Control Table

(a) The value of early vesting of stock options granted prior to January 2009 was determined using $58.13, the closing value of the Company's common stock on January 31, 2011. In the event of a change in control the unvested portion of such options vests in full.

(b) Absent a change in control followed by termination of employment, the Supplemental Plan will vest only when the participant attains the in-service age of 55 years with 10 years of service, or in-service age of 65 years.

(c) Cash severance payments were determined by multiplying the sum of (i) actual salary and (ii) the target annual incentive award or bonus, by two.

(d) The amounts shown in this column represent two years of health-care coverage determined on the basis of the Company's "COBRA" rates for post-employment continuation coverage. Such rates are available to all participating employees who terminate from employment and were determined on the basis of the coverage elections made by the executive officer.

PROXY STATEMENT

(e) The value of early vesting of stock options granted in January 2009, 2010 and 2011 was determined using $58.13, the closing value of the Company's common stock on January 31, 2011. In the event of a change in control that is not a Terminating Transaction the unvested portion of such options will vest only upon the executive's involuntary termination from employment. For the purposes of this table it is assumed that the change in control was a 35% share acquisition and not a Terminating Transaction.

(f) The value of early vesting of performance-based restricted stock units granted in January 2009 and 2010 was determined using $58.13, the closing value of the Company's common stock on January 31, 2011. In the event of a change in control that is not a Terminating Transaction, only a portion of unvested performance-based restricted stock units will vest, pursuant to a schedule based on the applicable three-year performance period. For the purposes of this table it is assumed that the change in control was a 35% share acquisition and not a Terminating Transaction. Accordingly this column assumes a 70% early vesting of the restricted stock units granted in January 2009 and a 30% early vesting of restricted stock units granted in January 2010. In the event of a Terminating Transaction, all unvested performance-based restricted stock units granted in January 2009 and 2010 will vest, and the value to each of the executives would have been as follows on January 31, 2011:

Michael J. Kowalski	$9,312,426
James N. Fernandez	$4,313,246
Beth O. Canavan	$3,144,833
Jon M. King	$3,144,833
Patrick B. Dorsey	$2,267,070

(g) This amount includes $1,453,250 (25,000 shares multiplied by $58.13) attributable to the early vesting on January 31, 2011 of the Time-Vesting Restricted Stock Unit Award made to Mr. Kowalski on January 20, 2011.

(h) This column is the total of columns (a) through (g) in the table above. It assumes that two events have occurred: a change in control and a termination of employment following such change in control.

PROXY STATEMENT

Explanation of Potential Payments on Termination or Change in Control

Retention Agreements

The Company and Tiffany have entered into retention agreements with each of the executive officers. These agreements would provide a covered executive with compensation if he or she should incur an "involuntary termination" after a "change in control." An "involuntary termination" does not include a termination for cause, but does include a resignation for good reason.

When, if ever, a "change in control" occurs, the covered executives would have fixed terms of employment under their retention agreements for two years.

If the executive incurs an involuntary termination during his or her fixed term of employment under a retention agreement, compensation would be payable to the executive as follows:

- Two times the sum of the executive's salary and target annual incentive award or bonus, as severance; and
- Two years of benefits continuation under Tiffany's health and welfare plans.

Vesting of Options, Restricted Stock Units on a Change in Control

Pre-2009 Equity Grants

For stock option and restricted stock unit grants awarded prior to 2009, in the event of a "change in control" of the Company, all options granted to employees (including executive officers) become exercisable in full and all restricted stock units vest and convert to shares.

Post-2009 Equity Grants

Stock Option Grants

For grants awarded in 2009 or later, outstanding stock options will vest in full and become exercisable in the event of a "change in control" if it results in the dissolution of the Company, or the Company goes out of existence or comes under the substantial ownership (80%) of another person, and the acquiring party does not arrange to assume or replace the grant. These types of change in control events are referred to as "terminating transactions." (See "Definition of a Change in Control" below).

For all other change in control events (see "Definition of a Change in Control" below), early vesting will occur in full but only if the named executive officer is involuntarily terminated from employment following the change in control. "Involuntary termination" does not include a termination for cause, but does include a resignation for good reason.

Performance-Based Restricted Stock Unit Grants

For grants awarded in 2009 or later, outstanding performance-based restricted stock units will vest in full and convert to shares in the event of a terminating transaction.

For all other change in control events (see "Definition of a Change in Control" below), performance-based restricted stock units will vest in full if the change in control event occurs in the last fiscal year of a three-year performance period, 70% if it occurs in the second fiscal year of a three-year performance period; and 30% if it occurs in the first fiscal year of a three-year performance period. In the event of the first type of change in control event described in the definition below (a 35% share acquisition), such proportionate vesting will occur only if the named executive officer is involuntarily terminated following the change in control event.

Time-Vesting Restricted Stock Unit Grants

Outstanding time-vesting restricted stock units will vest in full and convert to shares in the event of a terminating transaction.

For all other change in control events (see "Definition of a Change in Control" below), time-vesting restricted stock units will vest in full if the change in control event occurs and if the named executive officer is involuntarily terminated following the change in control event.

Supplemental Retirement Benefits Vest on a Change in Control

Benefits under the Pension Plan and the Excess Plan are vested for all named executive officers. Benefits under the Supplemental Plan are vested for Mr. Kowalski, Mr. Fernandez, Mrs. Canavan and Mr. Dorsey. In the event of a change in control benefits under the Supplemental Plan would early vest for Mr. King, should he be terminated from employment without cause, or resign from employment with good reason. Such vesting would not necessarily result in any payment at the time of such change in control.

Definition of a Change in Control

For purposes of the Supplemental Plan, equity awards made in 2009 and thereafter, and the retention agreements, the term "change in control" means that one of the following events has occurred:

- Any person or group of persons acting in concert (a "person" being an individual or organization) acquires 35% or more in voting power or stock of the Company, or the right to obtain such voting power;
- A majority of the Board is, for any reason, not made up of individuals who were either on the Board on January 15, 2009, or, if they became members of the Board after that date, were approved by the directors;
- As a result of a corporate transaction such as a merger, the stockholders of Tiffany immediately prior to such transaction do not own 51% of Tiffany's outstanding shares; or
- All or substantially all assets of the Company or Tiffany are sold or disposed of to an unrelated party.

Certain change in control events will be considered "terminating transactions", provided the acquirer does not arrange to assume or replace the grant. Terminating transactions include (i) the dissolution of the Company, or (ii) if the Company comes under the substantial ownership (80%) of another person. The definition of "change in control" for equity awards made prior to 2009 is somewhat, but not substantially, different.

Non-Competition Covenants Affected by Change in Control

In the event of a change in control, the duration of certain non-competition covenants could be cut back from as long as two years following termination of employment to as little as six months in the event a change in control were to occur. In the table above, we have not assigned any value to a potential cutback.

Early Retirement

Mr. Kowalski was eligible to take early retirement on January 31, 2011. His early retirement benefit under the Pension Plan, the Excess Plan and the Supplemental Plan would have been approximately $1,075,510 per year had he retired effective January 31, 2011, subject to applicable offsets by benefits payable under Social Security.

Mr. Fernandez was eligible to take early retirement on January 31, 2011. His early retirement benefit under the Pension Plan, the Excess Plan and the Supplemental Plan would have been approximately $504,963 per year had he retired effective January 31, 2011, subject to applicable offsets by benefits payable under Social Security.

Mrs. Canavan was eligible to take early retirement on January 31, 2011. Her early retirement benefit under the Pension Plan, the Excess Plan and the Supplemental Plan would have been approximately $352,258 per year had she retired effective January 31, 2011, subject to applicable offsets by benefits payable under Social Security.

Mr. Dorsey was eligible to take early retirement on January 31, 2011. His early retirement benefit under the Pension Plan, the Excess Plan and the Supplemental Plan would have been approximately $369,010 per year had he retired effective January 31, 2011, subject to applicable offsets by benefits payable under Social Security.

Death or Disability

If any of the named executive officers had died or become disabled on January 31, 2011, stock options then unvested would have early vested. The value of such early vesting is shown in the columns labeled "Early Vesting of Stock Options Granted Prior to 2009" and "Early Vesting of Stock Options Granted January 2009 or later" in the table on page PS-71. If any of the named executive officers had died or become disabled on January 31, 2011, certain performance-based restricted stock units would have early vested. The value of such early vesting would have been as follows for each of the named executive officers on January 31, 2010: Mr. Kowalski, $4,948,026; Mr. Fernandez, $1,925,266; Mrs. Canavan, $1,398,608; Mr. King, $1,398,608; and Mr. Dorsey, $1,011,462.

DIRECTOR COMPENSATION TABLE
Fiscal 2010

Name	Fees Earned or Paid in Cash ($)(a)	Option Awards ($) (b) (c)	Stock Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (d)	All Other Compensation ($)	Total ($)
Rose Marie Bravo	$ 75,000	$ 61,007	$ 58,733	$ 34,912	$ 0	$ 229,652
Gary E. Costley	$ 90,000	$ 61,007	$ 58,733	N/A	$ 0	$ 209,740
Lawrence K. Fish	$ 90,000	$ 61,007	$ 58,733	N/A	$ 0	$ 209,740
Abby F. Kohnstamm	$ 75,000	$ 61,007	$ 58,733	N/A	$ 0	$ 194,740
Charles K. Marquis	$ 90,000	$ 61,007	$ 58,733	$ 3,917	$ 0	$ 213,657
Peter W. May	$ 75,000	$ 61,007	$ 58,733	N/A	$ 0	$ 194,740
J. Thomas Presby	$ 95,000	$ 61,007	$ 58,733	N/A	$ 0	$ 214,740
William A. Shutzer	$ 90,000	$ 61,007	$ 58,733	$ 41,346	$ 0	$ 251,086

Notes to Director Compensation Table

(a) Includes amounts deferred under the Executive Deferral Plan.

(b) Amounts shown represent the grant-date fair value for stock options granted for Fiscal 2010. In valuing option awards the Company made certain assumptions. For a discussion of those assumptions, please refer to Part II of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2011. See Note O. "STOCK COMPENSATION PLANS", in Notes to Consolidated Financial Statements, under Item 8. Financial Statements and Supplementary Data.

(c) Supplementary Table: Outstanding Director Option Awards at Fiscal Year End

Name	Aggregate Number of Option Awards Outstanding at Fiscal Year End (number of underlying shares)
Rose Marie Bravo	56,077
Gary E. Costley	28,577
Lawrence K. Fish	28,577
Abby F. Kohnstamm	78,577
Charles K. Marquis	71,077
Peter W. May	28,577
J. Thomas Presby	23,860
William A. Shutzer	71,077

(d) The actuarial valuation shown takes into account the current age of the director and is based on the following assumptions consistent with those used in preparing the financial statements: RP 2000 Male/Female Mortality Table Projected to 2010; discount rate of 6.0% and retirement age of 65 (if the director is over age 65, the director is assumed to retire on January 31, 2011). This column does not include earnings under the Deferral Plan because the Deferral Plan does not pay above-market or preferential earnings on compensation that is deferred. Where an N/A appears, the director is not eligible for this benefit.

Discussion of Director Compensation Table

Directors who are not employees of the Company or its subsidiaries are paid or provided with the following for their service on the Board:

- An annual retainer of $75,000;
- An additional annual retainer of $20,000 to the chairperson of the Audit Committee, and $15,000 each to the chairperson of the Compensation, Finance, and Nominating/Corporate Governance Committee;
- Equity compensation, as discussed below; and
- A retirement benefit, also discussed below, for directors first elected prior to January 1, 1999.

Under Tiffany's Amended and Restated Executive Deferral Plan, directors may defer up to one hundred percent (100%) of their cash compensation and invest the amounts they defer in various accounts and funds established under the plan. However, the Company does not guarantee any return on said investments. The following table provides data concerning director participation in this plan:

Name	Director Contribution In Last Fiscal Year ($)	Registrant Contribution In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year End ($)
Gary E. Costley	$ 0	$ 0	$ 42,078	$ 0	$ 166,470
Charles K. Marquis	$ 0	$ 0	$ 108,722	$ 0	$ 493,350
William A. Shutzer	$ 0	$ 0	$ 196,393	$ 0	$ 919,860

Tiffany also reimburses directors for expenses they incur in attending Board and committee meetings, including expenses for travel, food and lodging.

Each director receives annual equity compensation with a value of $125,000 on grant, half in the form of a 10-year term stock option (vested immediately) and half in the form of restricted stock units (payable after one-year of service or on retirement, at the prior election of the director). All options have a strike price equal to fair market value on the date of grant. Directors joining the board between annual meetings will receive a pro-rated annual grant.

Directors first elected prior to January 1, 1999 who retire as non-employee directors with five or more years of Board service are also entitled to receive an annual retirement benefit equal to $38,000, payable at the later of age 65 or the retirement date. This benefit is payable quarterly and continues for a period of time equal to the director's length of service on the Board, including periods served as an employee director, or until death, if earlier. Directors Bravo, Marquis and Shutzer are the only directors entitled to participate in this benefit plan.

Mr. Kowalski is an employee of Tiffany. He therefore receives no separate compensation for his service as director.

* * *

EQUITY COMPENSATION PLAN INFORMATION
(As of Fiscal Year 2010)

	Column A	Column B	Column C
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by security holders	4,513,970[a]	$ 36.12	5,859,547[b]
Equity compensation plans not approved by security holders	0	0	0
Total	4,513,970[a]	$ 36.12	5,859,547[b]

(a) Shares indicated do not include 2,066,073 shares issuable under awards of stock units already made.

(b) Shares indicated are the aggregate of those available for grant under the Company's 2005 Employee Incentive Plan (the "Employee Plan") and the Company's 2008 Directors Equity Plan (the "Directors Plan"). All plans provide for the issuance of options and stock awards. However, under both plans the maximum number of shares that may be issued (13,500,000 under the Employee Plan and 1,000,000 under the Directors Plan) is subject to reduction by 1.58 shares for each share that is delivered on vesting of a stock award. Column C reflects this reduction assuming that all shares granted as stock awards will vest.

PERFORMANCE OF COMPANY STOCK

The following graph compares changes in the cumulative total shareholder return on Tiffany & Co.'s stock for the previous five fiscal years to returns for the same five-year period on (i) the Standard & Poor's 500 Stock Index and (ii) the Standard & Poor's 500 Consumer Discretionary Index. Cumulative shareholder return is defined as changes in the closing price of the stock on the New York Stock Exchange, plus the reinvestment of any dividends paid on the stock.



Comparison of Cumulative Five Year Total Return
Tiffany & Co.
S&P 500 Index
S&P 500 Consumer Discretionary Index
$200
$150
$100
$50
$0
1/31/06
1/31/07
1/31/08
1/31/09
1/31/10
1/31/11

ASSUMES AN INVESTMENT OF $100 ON JANUARY 31, 2006 IN COMPANY STOCK AND IN EACH OF THE TWO INDICES. THE REINVESTMENT OF ANY SUBSEQUENT DIVIDENDS IS ALSO ASSUMED.

TOTAL RETURNS ARE BASED ON MARKET CAPITALIZATION; INDICES ARE WEIGHTED AT THE BEGINNING OF EACH PERIOD FOR WHICH A RETURN IS INDICATED.

PROXY STATEMENT

DISCUSSION OF PROPOSALS PRESENTED BY THE BOARD

Item 1. Election of Directors

Each year, we elect directors at an Annual Meeting of Stockholders. At the 2011 Annual Meeting, nine directors will be elected. Each of them will serve until he or she is succeeded by another qualified director or until his or her earlier resignation or removal from office.

It is not anticipated that any of this year's nominees will be unable to serve as a director but, if that should occur before the Annual Meeting, the Board may either propose another nominee or reduce the number of directors to be elected. If another nominee is proposed, you or your proxy will have the right to vote for that person at the Annual Meeting.

Why the Nominees were Chosen to Serve. Each of the nine nominees for director was recommended for nomination by the Nominating/Corporate Governance Committee and nominated by the full Board to stand for election by the stockholders. The specific experience and qualifications that led the Nominating/Corporate Governance Committee to recommend each nominee is set forth in the brief biographies that follow, and all of the nominees have demonstrated, through their service on the Board, their skills as insightful questioners and collaborative decision-makers and their ability to express differing viewpoints in a collegial and constructive fashion. Each of the nominees has many and diverse skill sets, but those skills that most stand out are identified below at the end of each biography as "Key Skills."

Information concerning each of the nominees of the Board is set forth below:

Michael J. Kowalski Mr. Kowalski, 59, is Chairman of the Board and Chief Executive Officer of Tiffany & Co. He succeeded William R. Chaney as Chairman at the end of Fiscal 2002 and as Chief Executive Officer in February 1999. Prior to his appointment as President in January 1996, he was an Executive Vice President of Tiffany & Co., a position he had held since March 1992. Mr. Kowalski also served as Tiffany & Co.'s Chief Operating Officer from January 1997 until his appointment as Chief Executive Officer. He became a director of Tiffany & Co. in January 1995. Mr. Kowalski also serves on the Board of The Bank of New York Mellon. The Bank of New York Mellon is Tiffany's principal banking relationship, serving as Administrative Agent and a lender under a Revolving Credit Facility, and as the trustee and an investment manager for Tiffany's employee pension plan; and BNY Mellon Shareowner Services serves as the Company's transfer agent and registrar. Mr. Kowalski holds a B.S. from the University of Pennsylvania's Wharton School and an M.B.A. from the Harvard Business School. He has been a director of the following public companies during the past five years: Fairmont Hotels. Key Skills: merchandising, management, strategic planning, and motivation.

Rose Marie Bravo Rose Marie Bravo, CBE, 60, became a director of Tiffany & Co. in October 1997 when she was selected by the Board to fill a newly created directorship. Ms. Bravo previously served as Chief Executive Officer of Burberry Limited from 1997 until 2006 and as President of Saks Fifth Avenue from 1992 to 1997. Prior to Saks, Ms. Bravo held a series of merchandising jobs at Macy's, culminating in the Chairman & Chief Executive Officer role at I. Magnin, which was a division of R. H. Macy & Co. Ms. Bravo serves on the Board of Directors of Estee Lauder Companies Inc. and on the Compensation and its Stock Option Subcommittee of that Board. She has been a director of the

PROXY STATEMENT

following public companies during the past five years: Burberry Limited. Key Skills: brand management, merchandising, and product development.

Gary E. Costley	Dr. Costley, 67, was first elected to the Board in May 2007. He is a co-founder and managing director of C&G Capital and Management, LLC, which provides capital and management to health, medical and nutritional products and services companies. He was Chairman and Chief Executive Officer of International Multifoods Corporation, a manufacturer and marketer of branded consumer food and food service products from November 1997 until June 2004. Dr. Costley was Dean of the Graduate School of Management at Wake Forest University from 1995 until 1997. Dr. Costley held numerous positions at the Kellogg Company from 1970 until June 1994. His most recent position was President of Kellogg North America. He is a director of three other public companies: The Principal Financial Group, Covance Inc. and Prestige Brands Holdings, Inc. He has been a director of the following public companies during the past five years: Pharmacopeia and Accelysis. Key Skills: multi-divisional operations, global management, marketing, and manufacturing.
Lawrence K. Fish	Mr. Fish, 66, retired as Chairman and Chief Executive Officer of Citizens Financial Group, Inc. ("Citizens") in 2007. He served in that role since 2005, and before that as Chairman, President and Chief Executive Officer, from 1992, of Citizens. Mr. Fish is a member of the Board of Trustees of Massachusetts Institute of Technology and an Overseer of the Boston Symphony Orchestra. He serves as Chairman of Houghton Mifflin Harcourt, on the board of Textron and as Chairman of its Nominating and Corporate Governance Committee and on the board of National Bank Holdings. He also serves as a director emeritus of The Brookings Institution. Mr. Fish was first elected a director of the Company in May 2008. He has been a director of the following public companies during the past five years: Royal Bank of Scotland. Key Skills: risk analysis, finance, brand management, and community banking.
Abby F. Kohnstamm	Ms. Kohnstamm, 57, is the President and founder of Abby F. Kohnstamm & Associates, Inc., a marketing and consulting firm. Prior to establishing her company in January 2006, Ms. Kohnstamm served as Senior Vice President, Marketing (Chief Marketing Officer) of IBM Corporation from 1993 through 2005. In that capacity, she had overall responsibility for all aspects of marketing across IBM on a global basis. She was also a member of the Corporate Executive Committee, which advised the Chairman and CEO on policy issues and the management of IBM, and a member of the Strategy Team, which focused on IBM's strategic direction and emerging business opportunities. Before joining IBM, Ms. Kohnstamm held a number of senior marketing positions at American Express from 1979 through 1993. Ms. Kohnstamm also serves on the Board of Directors of the Progressive Corporation and is a member of the Board of Directors of the Roundabout Theatre Company. She served on the Board of Trustees of Tufts University for ten years and is currently a Trustee Emeritus. She became a director of Tiffany & Co. in July 2001, when she was selected by the Board to replace a retiring director. She holds a B.A. from Tufts University, an M.A. in Education from New York University and an M.B.A. from New York University. Key Skills: brand management, global management, media management, and strategic planning.

Charles K. Marquis — Mr. Marquis, 68, is a Senior Advisor to Investcorp International, Inc. From 1974 through 1998, he was a partner in the law firm of Gibson, Dunn & Crutcher L.L.P., where he practiced securities and mergers and acquisitions law. He was elected a director of Tiffany & Co. in 1984. He has been a director of the following public companies during the past five years: CSK Auto. Key Skills: finance, risk analysis, crisis management, and investor relations.

Peter W. May — Mr. May, 68, is President and founding partner of Trian Fund Management, L.P., a New York-based asset management firm. Mr. May also serves as non-executive Vice Chairman and a director of Wendy's/Arby's Group, Inc. (formerly Triarc Companies, Inc. ("Triarc")) (NYSE:WEN). Mr. May served as President and Chief Operating Officer of Triarc from April 1993 through June 2007. Prior to joining Triarc, Mr. May was President and Chief Operating Officer of Trian Group, Limited Partnership. From 1983 to December 1988, Mr. May served as President and Chief Operating Officer and a director of Triangle Industries, Inc., which, through wholly-owned subsidiaries, was, at the time, a manufacturer of packaging products (through American National Can Company), copper electrical wire and cable and steel conduit and currency and coin handling products. Mr. May is the Chairman of the Board of Trustees of The Mount Sinai Medical Center in New York, and a Trustee of the University of Chicago, Carnegie Hall and the New York Philharmonic. He is also a partner of the Partnership for New York City. He was first elected a director of the Company in May 2008. He has been a director of the following public companies during the past five years: Deerfield Capital Corp. and Encore Capital Group, Inc. Mr. May holds AB and MBA degrees from the University of Chicago and is a Certified Public Accountant (inactive). Mr. May also holds an Honorary Doctorate in Humane Letters from The Mount Sinai School of Medicine. Key Skills: multi-divisional operations, brand management, investor relations, and finance.

J. Thomas Presby — Mr. Presby, 71, retired in 2002 as a partner in Deloitte Touche Tohmatsu. At Deloitte he held numerous positions in the United States and abroad, including the posts of Deputy Chairman and Chief Operating Officer. He was selected to be a director of the Company in November 2003 by the Board to fill a newly created position. He now serves as a director and audit committee chair for the Company and ExamWorks Group, Inc., Invesco Ltd., First Solar, Inc., and World Fuel Services, Inc. As Mr. Presby has no significant business activities other than Board service, he is available full time to fulfill his Board responsibilities. He is a Certified Public Accountant and a holder of the NACD Certificate of Director Education. He has been a director of the following public companies during the past five years: Turbochef Technologies (2003 – 2009) and American Eagle Outfitters (2005-2010). Key Skills: accounting, risk analysis, management processes, and global management.

William A. Shutzer — Mr. Shutzer, 64, is a Senior Managing Director of Evercore Partners, a financial advisory and private equity firm. He previously served as a Managing Director of Lehman Brothers from 2000 through 2003, a Partner in Thomas Weisel Partners LLC, a merchant banking firm, from 1999 through 2000, as Executive Vice President of ING Baring Furman Selz LLC from 1998 through 1999, President of Furman Selz Inc. from 1995 through 1997 and as a Managing Director of Lehman Brothers and its predecessors from 1978 through 1994.

He was elected a director of the Company in 1984. Mr. Shutzer is also a member of the Board of Directors of WebMedia Brands Inc. (formerly known as Jupiter Media Corp.) and ExamWorks Group, Inc. He has been a director of the following public companies during the past five years: American Financial Group (2003-2006); CSK Auto (2002-2008); and Turbochef Technologies (2003-2009). Key Skills: finance, investor relations, and strategic development.

In the event that any of the current directors standing for reelection does not receive a majority of "for" votes of the votes cast for or against his or her candidacy, such person would continue to serve as a director until he or she is succeeded by another qualified director or until his or her earlier resignation or removal from office. Each of the nominees for director has agreed to tender his or her resignation in the event that he or she does not receive such a majority. Under the Corporate Governance Principles adopted by the Board, the Nominating/Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation or whether other action should be taken. Please refer to Section 1.i of the Corporate Governance Principles, which are attached as Appendix I hereto for further information about the procedure that would be followed in the event of such an election result.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF ALL NINE NOMINEES FOR DIRECTOR

Item 2. Appointment of the Independent Registered Public Accounting Firm

The Audit Committee has appointed and the Board has ratified the appointment of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit the Company's consolidated financial statements for Fiscal 2011. As a matter of good corporate governance, we are asking you to approve this selection.

PwC has served as the Company's independent registered public accounting firm since 1984.

A representative of PwC will be in attendance at the Annual Meeting to respond to appropriate questions raised by stockholders and will be afforded the opportunity to make a statement at the meeting, if he or she desires to do so.

The Board may review this matter if this appointment is not approved by the stockholders.

THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2011.

Item 3. Approval of the Compensation paid to the Named Executive Officers

Rule 14a-21(a) was adopted by the Securities Exchange Commission ("SEC"). It was adopted under the Securities Exchange Act of 1934, as amended by the Dodd-Frank Act (the "Dodd-Frank Amendments"), and requires the Company to include in its proxy statement, at least one in every three years, a separate stockholder advisory vote to approve the compensation of the Company's named executive officers. Accordingly, we are presenting the following resolution for the vote of the stockholders at the 2011 Annual Meeting:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K under the Securities Exchange Act of

1934 in this Proxy Statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion be and hereby is APPROVED.

The disclosed compensation paid to the Company's named executive officers (Mrs. Canavan and Messrs Kowalski, Fernandez, King and Dorsey) for which your approval is sought, may be found on pages PS-26 through PS-75 inclusive of this Proxy Statement.

This is the first time that stockholder approval of executive compensation has been sought.

Although the vote to approve the compensation paid to the named executive officers is advisory, regulations adopted by the SEC will require us to disclose to you next year whether the directors considered the results of your vote in determining compensation policies, and if so, how that consideration affected the directors' final decisions.

THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPENSATION PAID TO THE COMPANY'S NAMED EXECUTIVE OFFICERS.

Item 4. Advice on the frequency of (how often) future stockholder votes to approve the compensation paid to the Company's named executive officers.

Rule 14a-21(b) adopted by the SEC under the Dodd-Frank Amendments, requires the Company to seek your advice to determine whether a vote such as that to be held under Item 3 above will be held every one, two or three years. Under the Dodd-Frank Amendments, your advice on this question will be sought at least once every six years. Accordingly, we are presenting the following question to the stockholders at the 2011 Annual Meeting:

> Do you advise that the Company seek stockholder approval of the compensation of the Company's named executive officers each year, every second year or every third year?

This is the first time that stockholder advice on this question has been sought.

Although polling on the say-when-on-pay question is advisory, regulations adopted by the SEC will require us to disclose to you how frequently the Company will conduct say-on-pay votes. We will make that disclosure by filing a Form 8-K no later than 150 days after the date of the meeting.

THE BOARD RECOMMENDS A VOTE TO SEEK STOCKHOLDER APPROVAL OF THE COMPENSATION PAID TO THE COMPANY'S NAMED EXECUTIVE OFFICERS EVERY YEAR.

OTHER MATTERS

Stockholder Proposals for Inclusion in the Proxy Statement for the 2012 Annual Meeting

If you wish to submit a proposal to be included in the Proxy Statement for our 2012 Annual Meeting, we must receive it no later than December 10, 2011. Proposals should be sent to the Company at 727 Fifth Avenue, New York, New York, 10022, addressed to the attention of Patrick B. Dorsey, Corporate Secretary (Legal Department).

Other Proposals

Our By-laws set forth certain procedures for stockholders of record who wish to nominate directors or propose other business to be considered at an annual meeting. In addition, we will have discretionary voting authority with respect to any such proposals to be considered at the

2012 Annual Meeting unless the proposal is submitted to us no earlier than January 20, 2012 and no later than February 19, 2012 and the stockholder otherwise satisfies the requirement of SEC Rule 14a-4.

Householding

The SEC allows us to deliver a single proxy statement and annual report to an address shared by two or more of our stockholders. This delivery method, referred to as "householding," can result in significant cost savings for us. In order to take advantage of this opportunity, the Company and banks and brokerage firms that hold your shares have delivered only one proxy statement and annual report to multiple stockholders who share an address unless one or more of the stockholders has provided contrary instructions. The Company will deliver promptly, upon written or oral request, a separate copy of the proxy statement and annual report to a stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive a separate copy of the proxy statement and annual report, now or in the future, may obtain one, without charge, by addressing a request to Annual Report Administrator, Tiffany & Co., 600 Madison Avenue, 8th Floor, New York, New York 10022 or by calling 212-230-5302. You may also obtain a copy of the proxy statement and annual report from the Company's website www.tiffany.com, by clicking "Investors" at the bottom of the page, and selecting "Financial Information" from the left-hand column. Stockholders of record sharing an address who are receiving multiple copies of proxy materials and annual reports and wish to receive a single copy of such materials in the future should submit their request by contacting us in the same manner. If you are the beneficial owner, but not the record holder, of the Company's shares and wish to receive only one copy of the proxy statement and annual report in the future, you will need to contact your broker, bank or other nominee to request that only a single copy of each document be mailed to all stockholders at the shared address in the future.

Reminder to Vote

Please be sure to either complete, sign and mail the enclosed proxy card in the return envelope provided or call in your instructions or vote by Internet as soon as you can so that your vote may be recorded and counted.

BY ORDER OF THE BOARD OF DIRECTORS



Patrick B. Dorsey
Secretary

New York, New York
April 8, 2011

PROXY STATEMENT

Tiffany & Co.
(a Delaware corporation)

Corporate Governance Principles

(as amended and restated March 17, 2011)

1. *Director Qualification Standards; Size of the Board; Audit Committee Service.*

a. A majority of the directors shall meet the independence requirements set forth in Section 303A.01 and .02 of the New York Stock Exchange Corporate Governance Rules. A director shall not be deemed to have met such independence requirements unless the Board has affirmatively determined that it be so. In making its determination of independence, the Board shall broadly consider all relevant facts and circumstances and assess the materiality of each director's relationship(s) with the Corporation and/or its subsidiaries. If a director is determined by the Board to be independent, all relationships, if any, that such director has with the Corporation and/or its subsidiaries which were determined by the Board to be immaterial to independence shall be disclosed in the Corporation's annual proxy statement.

b. A director shall be younger than age 72 when elected or appointed and a director shall not be recommended for re-election by the stockholders if such director will be age 72 or older on the date of the annual meeting or other election in question, provided that the Board of Directors may, by specific resolution, waive the provisions of this sentence with respect to an individual director whose continued service is deemed uniquely important to the Corporation.

c. A director need not be a stockholder to qualify as a director, but shall be encouraged to become a stockholder by virtue of the Corporation's policies and plans with respect to stock options and stock ownership for directors and otherwise.

d. Consistent with 1.a. above, candidates for director shall be selected on the basis of their business experience and expertise, with a view to supplementing the business experience and expertise of management and adding further substance and insight into board discussions and oversight of management. The Nominating/Corporate Governance Committee is responsible for identifying individuals qualified to become directors, and for recommending to the Board director nominees for the next annual meeting of the stockholders.

e. From time to time, the Nominating/Corporate Governance Committee will recommend to the Board the number of directors constituting the entire Board. Based upon that recommendation, the current nature of the Corporation's business, and the talents and business experience of the existing roster of directors, the Board believes that nine directors is an appropriate number at this time.

f. The Board shall be responsible for determining the qualification of an individual to serve on the Audit Committee as a designated "audit committee financial expert," as required by applicable rules of the SEC under Section 407 of the Sarbanes-Oxley Act. In addition, to serve on the Audit Committee, a director must meet the standards for independence set forth in Section 301 of the Sarbanes-Oxley Act. To those ends, the Nominating/Corporate Governance Committee will coordinate with the Board in screening any new candidate for audit committee financial expert or who will serve on the Audit Committee and in evaluating whether to re-nominate any existing director who may serve in the capacity of audit committee financial expert or who may serve on the Audit Committee. If an Audit Committee member simultaneously serves on the audit committees of more than three public companies, then, in the case of each such Audit Committee member, the Board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the Corporation's Audit Committee and disclose such determination in the Corporation's annual proxy statement.

g. Any director who changes his or her employer or otherwise has a significant change in job responsibilities, or who accepts or intends to accept a directorship with another public company (or with any other organization that would require a significant time commitment) that he or she did not hold when such director was most recently elected to the Board, shall (1) advise the secretary of the Corporation of such change or directorship and (2) submit to the Nominating/Corporate Governance Committee, in care of the secretary, a signed letter, addressed to such Committee, resigning as a director of the Corporation effective upon acceptance of such resignation by such Committee but void *ab initio* if not accepted by such Committee within ten (10) days of receipt by the secretary. The secretary of the Corporation shall promptly advise the members of the Nominating/Corporate Governance Committee of such advice and receipt of such letter. The Nominating/Corporate Governance Committee shall promptly meet and consider, in light of the circumstances, the continued appropriateness of such director's membership on the Board and each committee of the Board on which such director participates. In some instances, taking into account all relevant factors and circumstances, it may be appropriate for the Nominating/Corporate Governance Committee to accept such resignation, to recommend to the Board that the director cease participation on one or more committees, or to recommend to the Board that such director not be re-nominated to the Board.

h. Subject to 1.b. above, directors of the Corporation are not subject to term limits. However, the Nominating/Corporate Governance Committee will consider each director's continued service on the Board each year and recommend whether each director should be re-nominated to the Board. Each director will be given an opportunity to confirm his or her desire to continue as a member of the Board.

i. The Corporation has amended its By-Laws to provide for majority voting in the election of directors. In uncontested elections, directors are elected by a majority of the votes cast, which means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director. The Nominating/Corporate Governance Committee (or comparable committee of the Board) shall establish procedures for any director who is not elected to tender his or her resignation. The Nominating/Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating/Corporate Governance Committee's recommendation within 90 days following certification of the election results. In determining whether or not to recommend that the Board of Directors accept any resignation offer, the Nominating/Corporate Governance Committee shall be entitled to consider all factors believed relevant by such Committee's members. Unless applicable to all directors, the director(s) whose resignation is under consideration is expected to recuse himself or herself from the Board vote. Thereafter, the Board will promptly disclose its decision regarding the director's resignation offer (including the reason(s) for rejecting the resignation offer, if applicable) in a Form 8-K furnished to the Securities and Exchange Commission. If the Board accepts a director's resignation pursuant to this process, the Nominating/Corporate Governance Committee shall recommend to the Board whether to fill such vacancy or reduce the size of the Board. If, for any reason, the Board of Directors is not elected at an annual meeting, they may be elected thereafter at a special meeting of the stockholders called for that purpose in the manner provided in the By-laws.

j. Including service on the Board of Directors of the Corporation, no director shall serve on the board of directors (or any similar governing body) of more than six public companies.

2. *Attendance and Participation at Board and Committee Meetings.*

a. Directors shall be expected to attend six regularly scheduled board meetings in person, if practicable, or by telephone, if attendance in person is impractical. Directors should attempt to organize their schedules in advance so that attendance at all regularly scheduled board meetings will be practicable.

b. For committees on which they serve, directors shall be expected to attend regularly scheduled meetings in person, if practicable, or by telephone, if attendance in person is impractical or if telephone participation is the expected means of participation. For committees on which they serve, directors should attempt to organize their schedules in advance so that attendance at all regularly scheduled committee meetings will be practicable.

c. Directors shall attempt to make time to attend, in person or by telephone, specially scheduled meetings of the Board or those committees on which they serve.

d. Directors shall, if practicable, review in advance all meeting materials provided by management, the other directors or consultants to the Board.

e. Directors shall familiarize themselves with the policies and procedures of the Board with respect to business conduct, ethics, confidential information and trading in the Corporation's securities.

f. Nothing stated herein shall be deemed to limit the duties of directors under applicable law.

3. *Director Access to Management and Independent Advisors.*

a. Executive officers of the Corporation and its subsidiaries shall make themselves available, and shall arrange for the availability of other members of management, employees and consultants, so that each director shall have full and complete access with respect to the business, finances and accounting of the Corporation and its subsidiaries.

b. The chief financial officer and the chief legal officer of the Corporation will regularly attend Board meetings (other than those portions of Board meetings that are reserved for independent or non-management directors or those portions in which the independent or non-management directors meet privately with the chief executive officer) and the Board encourages the chief executive officer to invite other executive officers and non-executive officers to Board meetings from time to time in order to provide additional insight into items being discussed and so that the Board may meet and evaluate persons with potential for advancement.

c. If the charter of any Board committee on which a director serves provides for access to independent advisors, any executive officer of the Corporation is authorized to arrange for the payment of the reasonable fees of such advisors at the request of such a committee acting by resolution or unanimous written consent.

4. *Director Compensation.*

a. Directors shall be compensated in a manner and at a level sufficient to encourage exceptionally well-qualified candidates to accept service upon the Board and to retain existing directors. The Board believes that a meaningful portion of a director's compensation should be provided in, or otherwise based upon appreciation in the market value of, the Corporation's Common Stock. Compensation of the directors shall be determined by the Nominating/Corporate Governance Committee.

b. To help determine the form and amount of director compensation, the staff of the Corporation shall, if requested by the Nominating/Corporate Governance Committee, provide such committee with data drawn from public company filings with respect to the fees and emoluments paid to outside directors by comparable public companies.

c. Contributions to charities with which an independent or non-management director is affiliated will not be used as compensation to such a director and management will use special efforts to avoid any appearance of impropriety in connection with such contributions, if any.

d. Management will advise the Board should the Corporation or any subsidiary wish to enter into any direct financial arrangement with any director for consulting or advisory services, or into any arrangement with any entity affiliated with such director by which the director may be indirectly benefited, and no such arrangement shall be consummated without specific authorization from the Board.

5. *Director Orientation and Continuing Education.*

a. Each executive officer of the Corporation shall meet with each new director and provide an orientation into the business, finance and accounting of the Corporation.

b. Each director shall be reimbursed for reasonable expenses incurred in pursuing continuing education with respect to his/her role and responsibilities to the stockholders and under law as a director.

6. *Management Succession.*

a. The Board, assisted by the Corporate Nominating/Corporate Governance Committee, shall select, evaluate the performance of, retain or replace the chief executive officer. Such actions will be taken with (i) a view to the effectiveness and execution of strategies propounded by and decisions taken by the chief executive officer with respect the Corporation's long-term strategic plan and long-term financial returns and (ii) applicable legal and ethical considerations.

b. In furtherance of the foregoing responsibilities, and in contemplation of the retirement, or an exigency that requires the replacement, of the chief executive officer, the Board shall, in conjunction with the chief executive officer, oversee the selection and evaluate the performance of the other executive officers.

7. *Annual Performance Evaluation of the Board.*

a. The Nominating/Corporate Governance Committee is responsible to assist the Board in the Board's oversight of the Board's own performance in the area of corporate governance.

b. Annually, each director will participate in an assessment of the Board's performance in the area of corporate governance. The results of such self-assessment will be provided to each director.

8. *Matters for Board Review, Evaluation and/or Approval.*

a. The Board is responsible under the law of the State of Delaware to review and approve significant actions by the Corporation including major transactions (such as acquisitions and financings), declaration of dividends, issuance of securities and appointment of officers of the Corporation.

b. The Board is responsible, either through its committees, or as guided by its committees, for those matters which are set forth in the respective charters of the Audit, Nominating/Corporate Governance and Compensation Committees or as otherwise set forth in the corporate governance rules of the New York Stock Exchange.

c. The following matters, among others, will be the subject of Board deliberation:

i. annually, the Board will review and if acceptable approve the Corporation's operating plan for the fiscal year, as developed and recommended by management;

ii. at each regularly scheduled meeting of the Board, the directors will review actual performance against the operating plan;

iii. annually, the Board will review and if acceptable approve the Corporation's five-year strategic plan, as developed and recommended by management;

iv. from time to time, the Board will review topics of relevance to the approved or evolving strategic plan, including such topics identified by the Board and those identified by management;

v. annually, the charters of the Audit, Nominating/Corporate Governance and Compensation Committees will be reviewed and, if necessary, modified, by the Board;

vi. annually, the delegation of authority to officers and employees for day-to-day operating matters of the Corporation and its subsidiaries will be reviewed and if acceptable approved by the Board;

vii. annually, the Corporation's investor relations program will be reviewed by the Board;

viii. annually, the schedule of insurance coverage for the Corporation and its subsidiaries will be reviewed by the Board;

ix. annually, the status of various litigation matters in which the Corporation and its subsidiaries are involved will be presented to and discussed with the Board;

x. annually, the Corporation's policy with respect to the payment of dividends will be reviewed and if acceptable approved by the Board;

xi. annually, the Corporation's program for use of foreign currency hedges and forward contracts will be reviewed and if acceptable approved by the Board; and

xii. from time to time, the Corporation's use of any stock re-purchase program approved by the Board will be reviewed by the Board.

9. *Management's Responsibilities.*

Management is responsible to operate the Corporation with the objective of achieving the Corporation's operating and strategic plans and building value for stockholders on a long-term basis. In executing those responsibilities management is expected to act in accordance with the policies and standards established by the Board (including these principles), as well as in accordance with applicable law and for the purpose of maintaining the value of the trademarks and business reputation of the Corporation's subsidiaries. Specifically, the chief executive officer and the other executive officers are responsible for:

a. producing, under the oversight of the Board and the Audit Committee, financial statements for the Corporation and its consolidated subsidiaries that fairly present the financial condition, results of operation, cash flows and related risks in accordance with generally accepted accounting principles, for making timely and complete disclosure to investors, and for keeping the Board and the appropriate committees of the Board informed on a timely basis as to all matters of significance;

b. developing and presenting the strategic plan, proposing amendments to the plan as conditions and opportunities dictate and for implementing the plan as approved by the Board;

c. developing and presenting the annual operating plans and budgets and for implementing those plans and budgets as approved by the Board;

d. creating an organizational structure appropriate to the achievement of the strategic and operating plans and recruiting, selecting and developing the necessary managerial talent;

e. creating a working environment conducive to integrity, business ethics and compliance with applicable legal and Corporate policy requirements;

f. developing, implementing and monitoring an effective system of internal controls and procedures to provide reasonable assurance that: the Corporation's transactions are properly authorized; the Corporation's assets are safeguarded against unauthorized or improper use; and the Corporation's transactions are properly recorded and reported. Such internal controls and procedures also shall be designed to permit preparation of financial statements for the Corporation and its consolidated subsidiaries in conformity with generally accepted accounting principles and any other legally required criteria applicable to such statements; and

g. establishing, maintaining and evaluating the Corporation's disclosure controls and procedures. The term "disclosure controls and procedures" means controls and other procedures of the Corporation that are designed to ensure that information required to be disclosed by the Corporation in the reports filed by it under the Securities Exchange Act of 1934 (the "Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Corporation in the reports it files under the Act is accumulated and communicated to the Corporation's management, including its principal executive and financial officers, to allow timely decisions regarding required disclosure. To assist in carrying out this responsibility, management has established a Disclosure Control Committee, whose membership is responsible to the Audit Committee, to the chief executive officer and to the chief financial officer, and includes the following officers or employees of the Corporation: the president, the chief legal officer, the head of finance, the chief information officer, the controller, the head of internal audit & financial controls, the investor relations officer and the treasurer.

10. *Meeting Procedures.*

a. The Board shall determine whether the offices of chairman of the board and chief executive officer shall be held by one person or by separate persons, and whether the person holding the office of chairman of the board shall be "independent" or not. An "independent" director meets the requirements for "independence" as referenced in item 1.a above. "Non-management" directors include those who are independent and those who, while not independent, are not currently employees of the Corporation or one of its subsidiaries.

b. The chairman of the board will establish the agenda for each Board meeting but the chairman of the board will include in such agenda any item submitted by the presiding independent director (see item 11.c below). Each Board member is free to suggest the inclusion of items on the agenda for any meeting and the chairman of the board will consider them for inclusion.

c. Management shall be responsible to distribute information and data necessary to the Board's understanding of all matters to be considered and acted upon by the Board; such materials shall be distributed in writing to the Board sufficiently in advance so as to provide reasonably sufficient time for review and evaluation. To that end, management has provided each director with access to a secure website where confidential and sensitive materials may be viewed. In circumstances where practical considerations do not permit advance circulation of written materials, reasonable steps shall be taken to allow more time for discussion and consideration, such as extending the duration of a meeting or circulating unanimous written consent forms, which may be considered and returned at a later time.

d. The chairman of the board shall preside over meetings of the Board.

e. If the chairman of the board is not independent, the independent directors may select from among themselves a "presiding independent director"; failing such selection, the chairman of the Nominating/Corporate Governance Committee shall be the presiding independent director. The presiding independent director shall be identified as such in the Corporation's annual proxy statement to facilitate communications by stockholders and employees with the non-management directors.

f. The non-management directors shall meet separately from the other directors in regularly scheduled executive session, without the presence of management directors and executive officers of the Corporation. The presiding independent director shall preside over such meetings.

g. At least once per year the independent directors shall meet separately from the other directors in a scheduled executive session, without the presence of management directors, non-management directors who are not independent and executive officers of the Corporation. The presiding independent director shall preside over such meetings.

11. *Committees.*

a. The Board shall have an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee which shall have the respective responsibilities described in the charters of each committee. The membership of each such committee shall consist only of independent directors.

b. The Board may, from time to time, appoint one or more additional committees, such as a Dividend Committee and a Corporate Social Responsibility Committee.

c. The chairman of each Board committee, in consultation with the appropriate members of management and staff, will develop the committee's agenda. Management will assure that, as a general rule, information and data necessary to the committee's understanding of the matters within the committee's authority and the matters to be considered and acted upon by a committee are distributed to each member of such committee sufficiently in advance of each such meeting or action taken by written consent to provide a reasonable time for review and evaluation.

d. At each regularly scheduled Board meeting, the chairman of each committee or his or her delegate shall report the matters considered and acted upon by such committee at each meeting or by written consent since the preceding regularly scheduled Board meeting.

e. The secretary of the Corporation, or any assistant secretary of the Corporation, shall be available to act as secretary of any committee and shall, if invited, attend meetings of the committee and prepare minutes of the meeting for approval and adoption by the committee.

12. *Reliance.*

Any director of the Corporation shall, in the performance of such person's duties as a member of the Board or any committee of the Board, be fully protected in relying in good faith upon the records of the Corporation or upon such information, opinions, reports or statements presented by any of the Corporation's officers or employees, or committees of the Board, or by any other person as to matters the director reasonably believes are within such other person's professional or expert competence.

13. *Reference to Corporation's Subsidiaries.*

Where the context so requires, reference herein to the Corporation includes reference to the Corporation and/or any direct or indirect subsidiary of the Corporation whose financial results are consolidated with those of the Corporation for financial reporting purposes and reference to a subsidiary of the Corporation shall be reference to such a subsidiary.

CORPORATE INFORMATION

BOARD OF DIRECTORS

MICHAEL J. KOWALSKI
Chairman of the Board and
Chief Executive Officer
Tiffany & Co.
(1995) 5 and 6

ROSE MARIE BRAVO, CBE
Chief Executive Officer (Retired),
Burberry Limited
(1997) 2 and 3

DR. GARY E. COSTLEY
Co-founder and Managing Director,
C&G Capital and Management, LLC
(2007) 1, 2* and 3

LAWRENCE K. FISH
Chairman and Chief Executive Officer (Retired),
Citizens Financial Group, Inc.
(2008) 1, 4 and 5*

ABBY F. KOHNSTAMM
President,
Abby F. Kohnstamm & Associates, Inc.
(2001) 1, 2, 3 and 5

CHARLES K. MARQUIS
Senior Advisor,
Investcorp International, Inc.
(1984) 1, 2 and 3*

PETER W. MAY
President and Founding Partner,
Trian Fund Management, L.P.
(2008) 2 and 4

J. THOMAS PRESBY
Deputy Chairman and
Chief Operating Officer (Retired),
Deloitte Touche Tohmatsu
(2003) 1* and 3

WILLIAM A. SHUTZER
Senior Managing Director,
Evercore Partners
(1984) 4*

(Indicates year joined Board)

Member of:
(1) Audit Committee
(2) Compensation Committee and Stock Option Subcommittee
(3) Nominating/Corporate Governance Committee
(4) Finance Committee
(5) Corporate Social Responsibility Committee
(6) Dividend Committee
* Indicates Committee Chair

EXECUTIVE OFFICERS OF TIFFANY & CO.

MICHAEL J. KOWALSKI
Chairman of the Board and
Chief Executive Officer

JAMES E. QUINN
President

BETH O. CANAVAN
Executive Vice President

FREDERIC CUMENAL
Executive Vice President

JAMES N. FERNANDEZ
Executive Vice President and
Chief Financial Officer

JON M. KING
Executive Vice President

VICTORIA BERGER-GROSS
Senior Vice President – Global Human Resources

PAMELA H. CLOUD
Senior Vice President – Merchandising

PATRICK B. DORSEY
Senior Vice President –
General Counsel and Secretary

PATRICK F. McGUINESS
Senior Vice President – Finance

CAROLINE D. NAGGIAR
Senior Vice President and
Chief Marketing Officer

JOHN S. PETTERSON
Senior Vice President – Operations

STOCKHOLDER INFORMATION

Company Headquarters

Tiffany & Co.
727 Fifth Avenue, New York, New York 10022
212-755-8000

Stock Exchange Listing

New York Stock Exchange, symbol TIF

Annual Meeting of Stockholders

Thursday, May 19, 2011, 9:00 a.m.
Four Seasons Hotel, 57 East 57th Street, New York, New York

Website and Information Line

Tiffany's financial results, other information and reports filed with the Securities and Exchange Commission are available on our website at http://investor.tiffany.com. Certain information is also available on our Shareholder Information Line at 800-TIF-0110.

Investor and Financial Media Contact

Investors, securities analysts and the financial media should contact Mark L. Aaron, Vice President – Investor Relations, by calling 212-230-5301 or by e-mail at mark.aaron@tiffany.com.

Transfer Agent and Registrar

Please direct your communications regarding individual stock records, address changes or dividend payments to: BNY Mellon Shareowner Services, 480 Washington Boulevard, Jersey City, New Jersey 07310-1900; 888-778-1307 or 201-680-6578 or www.bnymellon.com/shareowner/equityaccess.

Direct Stock Purchases and Dividend Reinvestment

The BuyDIRECT(sm) Program allows investors to purchase Tiffany & Co. Common Stock directly, rather than through a stockbroker, and become a registered stockholder of the Company. The program's features also include dividend reinvestment. The Bank of New York Mellon is the sponsor of the program, which provides Tiffany & Co. shares through market purchases. For additional information, please contact BNY Mellon Shareowner Services at 888-778-1307 or 201-680-6578 or www.bnymellon.com/shareowner/equityaccess.

Store Locations

For a worldwide listing of TIFFANY & CO. stores and boutiques, please visit www.tiffany.com.

Catalogs

SELECTIONS® catalogs are automatically mailed to registered stockholders. To request a catalog, please call 800-526-0649.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017

Dividend Payments

Quarterly dividends on Tiffany & Co. Common Stock, subject to declaration by the Company's Board of Directors, are typically paid in January, April, July and October.

Stock Price and Dividend Information

	2010	2009	2008	2007	2006
Stock price at end of fiscal year	$ 58.13	$ 40.61	$ 20.75	$ 39.79	$ 39.26

	Price Ranges of Tiffany & Co. Common Stock						Cash Dividends Per Share	
	2010			2009			2010	2009
Quarter	High	Low	Close	High	Low	Close		
First	$52.19	$38.89	$48.48	$ 30.17	$ 16.70	$ 28.94	$ 0.20	$ 0.17
Second	49.74	35.81	42.07	31.31	23.85	29.83	0.25	0.17
Third	53.00	39.43	53.00	42.62	29.06	39.29	0.25	0.17
Fourth	65.76	52.96	58.13	47.02	39.01	40.61	0.25	0.17

On March 22, 2011, the closing price of Tiffany & Co. Common Stock was $59.49 and there were 14,764 holders of record of the Company's Common Stock.

Certifications

Michael J. Kowalski and James N. Fernandez have provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as Exhibits 31.1, 31.2, 32.1 and 32.2 of the Company's Form 10-K for the year ended January 31, 2011.

As required by the New York Stock Exchange ("NYSE"), on June 16, 2010, Michael J. Kowalski submitted his annual certification to the NYSE that stated he was not aware of any violation by the Company of the NYSE corporate governance listing standards.

Trademarks

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CLOCKWISE FROM TOP LEFT: TIFFANY GARDEN BROOCH WITH AMETHYSTS. TIFFANY METRO BANGLES. ELSA PERETTI® OPEN HEART PENDANT. TIFFANY YELLOW DIAMOND RINGS. THE TIFFANY REVERSIBLE TOTE FROM THE NEW TIFFANY LEATHER COLLECTION. PEAR-SHAPED DIAMOND NECKLACE. JEAN SCHLUMBERGER PAILLONNÉ ENAMEL BRACELETS. TIFFANY KEYS.


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